Form 10-K405, Exhibit 13
period 1995-12-31
CAPITAL DIRECTIONS INC
filed 1996-03-28
CIK 830157

                                                                     EXHIBIT 13

SELECTED FINANCIAL DATA
For Capital Directions, Inc.


(IN THOUSANDS, EXCEPT PER SHARE DATA)
---------------------------------------------------------------------------------------------------------------
                                              1995          1994          1993          1992          1991
-------------------------------             --------      --------      --------      --------      --------
SUMMARY OF OPERATIONS
Interest and dividend income ..             $  5,740      $  5,262      $  5,535      $  6,270      $  7,430
Interest expense ..............                2,441         2,135         2,462         3,030         4,272
                                            --------      --------      --------      --------      --------
Net interest income ...........                3,299         3,127         3,073         3,240         3,158
Provision for loan losses .....                  193            25            63           234           198
Non interest income ...........                1,046           735           848           745           610
Non interest expense ..........                2,714         2,580         2,703         2,616         2,615
                                            --------      --------      --------      --------      --------
Income before income
 tax expense ..................                1,438         1,257         1,155         1,135           955
Income tax expense ............                  388           327           286           300           277
                                            --------      --------      --------      --------      --------
Net income ....................             $  1,050      $    930      $    869      $    835      $    678
                                            ========      ========      ========      ========      ========
PER SHARE(1)
Average shares outstanding ....              297,428       297,428       297,428       297,428       297,428
Net income ....................             $   3.53      $   3.13      $   2.92      $   2.81      $   2.28
Dividends declared ............                 1.04          1.00          1.00          1.00          1.00
Book value ....................                28.89         25.72         24.34         22.27         20.46

RATIOS BASED ON NET INCOME
Net income to average
 shareholders' equity .........                12.71%        12.48%        12.62%        13.10%        11.54%
Net income to average
 assets .......................                 1.40          1.24          1.14          1.10           .85

BALANCE SHEET
Assets ........................             $ 77,835      $ 76,112      $ 76,027      $ 78,188      $ 79,139
Net loans .....................               48,689        50,550        47,245        47,126        51,392
Federal funds sold/money
 market investments ...........                6,050           800         2,250         3,550         2,900
Securities ....................               16,055        17,713        20,665        22,440        19,269
Deposits ......................               66,208        66,880        67,698        70,557        72,008
Long-term Federal Home
 Loan Bank borrowings .........                1,880           430         -- --         -- --         -- --
Shareholders' equity ..........                8,594         7,648         7,239         6,624         6,086
---------------------------------------------------------------------------------------------------------------

(1) A 2-for-1 stock split was declared on the common stock December 15, 1994, to be paid February 1, 1995.

Earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to this split.

MARKET FOR COMMON STOCK & RELATED SECURITY HOLDER MATTERS

     Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Everen Securities, Baird & Co., and Roney & Co. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 1995, there were approximately 425 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $309,325 declared in 1995 and $297,428 in 1994.

------------------------------------------------------------------
                                 FIRST   SECOND    THIRD   FOURTH
                                QUARTER  QUARTER  QUARTER  QUARTER
------------------------------  -------  -------  -------  -------
1995
High .........................   $27.50   $27.25   $27.00   $34.00
Low ..........................    25.75    26.00    26.00    29.00
Dividend per share declared ..      .25      .25      .27      .27
1994
High .........................   $23.75   $24.75   $25.75   $25.75
Low ..........................    22.75    23.75    23.50    24.75
Dividend per share declared ..      .25      .25      .25      .25
------------------------------------------------------------------


A 2-for-1 stock split was declared on the common stock December 15, 1994, to be paid February 1, 1995. Earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to this split.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis provides additional information concerning the consolidated financial condition and results of operations for Capital Directions, Inc. and its wholly-owned subsidiaries. It should be read in conjunction with the consolidated financial statements and supplemental data contained elsewhere in this Report.

     Capital Directions, Inc., a one-bank holding company, commenced operations on July 22, 1988. This was facilitated by the acquisition of 100% of the outstanding shares of Mason State Bank in an exchange of common stock.

     Monex Financial Services, Inc. commenced operations in October 1988 as a wholly-owned subsidiary of Capital Directions, Inc. Monex Financial Services, Inc. is a Michigan corporation that was capitalized with 50,000 shares of $1.00 par value common stock.

     The Company is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or operations except as discussed herein. Also, the Company is not aware of any current recommendations by regulatory authorities that will have such effect if implemented.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued from page 9)

RESULTS OF OPERATIONS

PERFORMANCE SUMMARY

     In 1995, Capital Directions, Inc. and its subsidiaries reported record net income of $1,050,000. This is an increase of 12.90% over the previous year. Earnings per share were $3.53 in 1995 compared to $3.13 in 1994. In 1995, return on average assets increased to 1.40% from 1.24% in 1994. Return on average shareholders' equity was 12.71%, up slightly from 12.48% in 1994. As of December 31, 1995, the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale, was 11.01%, up from 10.25% a year prior and well in excess of the minimum required by regulatory authorities.

     The following table provides a summary of the factors impacting net income in 1995 compared to the same components in 1994.

-----------------------------------------
(IN THOUSANDS)
-----------------------------------------
1994 Net income ................. $   930
Increase (decrease) in net income
  Interest income .................   478
  Interest expense ................  (306)
  Provision for loan losses .......  (168)
  Non interest income .............   311
  Non interest expense ............  (134)
  Income tax expense ..............   (61)
                                  -------
1995 Net income ................. $ 1,050
                                  -------
-----------------------------------------

     The combined operations of the non-bank subsidiary, Monex Financial Services, Inc., contributed $11,000 to 1995 Company earnings. Monex Investment Company, the main active subsidiary, reported operating income of $11,000. This figure is a result of heightened sales from Bank Partners.

NET INTEREST INCOME

     The largest segment of the Corporation's operating income is net interest income. Net interest income is determined by adding interest and certain fees from earning assets, then subtracting the interest paid on deposits and other funding sources. This may be impacted by changes in the volume and mix of earning assets, funding sources, deposits, interest rates, loan demand, and other market factors.

     Net interest income for 1995, on a fully taxable equivalent basis, was $3,431,000, an increase of $136,000 over 1994. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1. The effect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2. As shown, net interest income improved in 1995 due to volume and rate increases.

     Yields on assets and rates on funding sources were higher in 1995 than 1994, reflecting a higher interest rate environment. Average yields on earning assets increased to 8.45% in 1995 from 7.89% in 1994. Interest bearing liability rates increased from 3.68% in 1994 to 4.27% in 1995. While interest bearing liabilities decreased slightly, non interest bearing liabilities were 5.57% higher in 1995. Increased volume of earning assets combined with a decline in interest bearing liabilities resulted in an interest margin of 4.94%, a 15 basis point improvement over 1994.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. The provision is based upon regular review of the level and trend of non-performing assets; loans 90 days past due, but not considered non-performing; charge offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. The provision for loan losses in 1995 was $193,000 compared to $25,000 in 1994.

     A net recovery of $10,000 was achieved in 1995. This is the third consecutive year of net recovery. Excellent loan portfolio performance indicates a strong mid-Michigan business climate and reflects detailed attention to under-


              Bauer Financial Reports, Inc. presented a Five-Star
                      rating to Mason State Bank in 1995.
                      This award is based on a nationally
                 recognized measurement of safety and soundness
                and is the highest rating possible on a scale of
                                 0 to 5 stars.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued from page 10)



TABLE 1 (DOLLARS IN THOUSANDS)                 1995                            1994                           1993
------------------------------  -----------  --------    -------    -------   --------  -------     -------  --------   --------
                                             INTEREST    AVERAGE              INTEREST  AVERAGE              INTEREST   AVERAGE
                                    AVERAGE  INCOME/     YIELD/     AVERAGE   INCOME/   YIELD/      AVERAGE   INCOME/     YIELD/
                                    BALANCE  EXPENSE*     RATE*     BALANCE   EXPENSE*   RATE*      BALANCE   EXPENSE*    RATE*
Loans ..........................   $ 51,111   $ 4,683      9.16%    $ 48,724   $ 4,207    8.63%     $ 47,268   $ 4,268    9.03%
Other earning assets ...........     18,352     1,189      6.48       20,103     1,223    6.08        24,159     1,431    5.92
                                   --------   -------               --------   -------              --------   -------
Total earning assets ...........     69,463     5,872      8.45       68,827     5,430    7.89        71,427     5,699    7.98
Other assets ...................      5,537                            6,084                           5,065
                                   --------                         --------                        --------
Total ..........................   $ 75,000                         $ 74,911                        $ 76,492
                                   ========                         ========                        ========
Interest bearing liabilities ...   $ 57,226   $ 2,441      4.27     $ 58,074   $ 2,135    3.68      $ 61,045   $ 2,462    4.03
                                              -------                          -------                         -------
Non interest bearing liabilities
 and equity ....................     17,774                           16,837                          15,447
                                   --------                         --------                        --------
Total ..........................   $ 75,000                         $ 74,911                        $ 76,492
                                   ========                         ========                        ========
Net interest income ............              $ 3,431                          $ 3,295                         $ 3,237
                                              =======                          =======                         =======
Net interest margin on
 earning assets ................                           4.94%                          4.79%                            4.53%


TABLE 2 (IN THOUSANDS)                 1995 COMPARED TO 1994           1994 COMPARED TO 1993
-------------------------------   ------------------------------     ---------------------------
CHANGE DUE TO:                       VOLUME      RATE      TOTAL      VOLUME      RATE     TOTAL
Earning assets .................   $    54    $   388      $ 442     $   (205)  $   (64)  $ (269)
Interest bearing liabilities ...       (36)       342        306         (115)     (212)    (327)
                                   -------    -------      -----     --------   -------   ------
Net interest income ............   $    90    $    46      $ 136     $    (90)  $   148   $   58
                                   =======    =======      =====     ========   =======   ======

* Fully taxable equivalent basis.


writing and consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and the 2.00% or $995,000 allowance to total loans as very strong at year-end 1995.

     Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 1995, non-performing loans totaled $266,000 or .54% of total loans.

                  -------------------------------------------
                  DECEMBER 31,               1995      1994
                  ---------------------------------   -------
                  Non-accrual ...........  $ 17,000  $ 29,000
                  90 days or more
                   past due .............   191,000   203,000
                  Renegotiated ..........    58,000    61,000
                                           --------  --------
                  Non-performing loans ..  $266,000  $293,000
                                           ========  ========

     Renegotiated loans are in compliance with modified terms.

     A loan is considered impaired when full collection of principal and interest is not expected. At December 31, 1995, there were no impaired loans in the portfolio.

NON INTEREST INCOME

     Non interest income (excluding the gain on sale of land) increased 16.05%. The improvement resulted from the development of the Monex program and strong sales of Mutual Funds and Annuities. New pricing strategies have also resulted in increased fee income.

NON INTEREST EXPENSE

     Non interest expense increased 5.19% during 1995. Excluding expenses related to Monex, operating expenses increased .97%. This consistency reflects continued effort to control overhead while maintaining quality service levels. A reduction in the deposit insurance assessment has also been a contributing factor. The Bank's deposit insurance is currently assessed at the lowest rate, reflecting a high level of safety and soundness.

INCOME TAX EXPENSE

     In 1995 the provision for income tax was $388,000, up from $327,000 in 1994. This figure reflects a higher taxable income in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued from page 11)

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

     The primary objective of asset/liability management is to assure adequate liquidity and net interest income by maintaining appropriate maturities and balances between interest sensitive earning assets and interest bearing liabilities. Liquidity management insures sufficient funds are maintained to meet the cash withdrawal requirements of depositors and the credit demands of borrowers.

     Sources of liquidity include: federal funds sold, investment security maturities, and pay downs. The Bank maintained an average balance of $1,692,000 in federal funds sold in 1995. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternate funding source, lower cost for credit services, and an alternate tool to help manage interest rate risk. In November of 1995 and February of 1994, the Bank used this funding (see
Note 10) to directly offset loans of like terms and conditions.

     Other sources of liquidity include: internally generated cash flow, repayment and maturity of loans, borrowing, and growth in core deposits.

     The Bank adopted Financial Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" December 31, 1993. This resulted in the classification of $3,962,000 in securities available for sale for liquidity needs. Implementation of SFAS No. 115 provided a one-time opportunity to reclassify securities as of December 31, 1995. As a result, $4,168,000 in held to maturity securities were transferred to the available for sale category. At December 31, 1995 the securities available for sale were valued at $7,656,000. It is not anticipated that management will use these funds due to optional sources that may be available in 1996.

     Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest rates. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable rate loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart on the following page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management". At year-end 1995, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 112%.

     The chart shows Capital Directions, Inc.'s GAP position as of December 31, 1995. The Corporation has an asset sensitive position within one year of approximately $5.2 million, which indicates higher net interest income may be earned if interest rates rise during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

     The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

     Shareholders' equity increased $740,000 or 9.45% to $8,568,000 at year-end 1995, which represented 11.01% of total assets. This 1995 equity figure does not include the $26,000, net of tax in net unrealized gains on available for sale securities. At December 31, 1994, the ratio of shareholder's equity to total assets was 10.25%. The Corporation has a strong capital position that will meet our needs in 1996.

     Regulators established "risk-based" capital guidelines which became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on



                                [PETERSON PHOTO]
         Thomas L. Peterson joined Mason State Bank as Vice President,
              Retail Banking in November of 1995. His career spans
         over 25 years in the financial services industry. Mr. Peterson provides expertise in the loan, operations, and branch
                divisions with special focus on quality customer
                       service and business development.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Continued from page 12)



-------------------------------------------------------------------------------------------------------------------------
GAP MEASUREMENT                0-30     31-90    SECOND     THIRD   FOURTH   ANNUAL      1-3      3-5   OVER 5
(DOLLARS IN THOUSANDS)         DAYS      DAYS    QUARTER   QUARTER  QUARTER   TOTAL     YEARS    YEARS   YEARS    TOTAL
--------------------------   -------   -------   -------   -------  -------  -------   -------   ------  ------  -------
ASSETS
Loans ...................... $13,202   $ 2,967   $ 7,705   $ 6,741   $4,831  $35,446   $ 7,428   $6,133  $7,077  $56,084
Loan repayment offset.......      --        --        --        --       --       --        --       --      --   (6,400)
Allowance for loan losses...      --        --        --        --       --       --        --       --      --     (995)
Federal funds sold..........   6,050        --        --        --       --    6,050        --       --      --    6,050
Investments.................   1,624     2,544     1,706       200    2,460    8,534     4,469    1,661   2,191   16,855
Mortgage-backed repayments..      --        --        --        --       --       --        --       --      --     (800)
Other non-earning assets....      --        --        --        --       --       --        --       --      --    7,041
                             -------   -------   -------   -------   ------  -------   -------   ------  ------  -------
Total ...................... $20,876   $ 5,511   $ 9,411   $ 6,941   $7,291  $50,030   $11,897   $7,794  $9,268  $77,835
                             =======   =======   =======   =======   ======  =======   =======   ======  ======  =======
LIABILITIES
Non interest deposits ...... $   444   $   888   $ 1,332   $ 1,332   $1,332  $ 5,328   $ 3,525   $   --  $   --  $ 8,853
Interest bearing deposits...   7,583     7,412    10,309     8,059    5,919   39,282    12,756    5,317      --   57,355
Other borrowing.............      50        --        --        --      176      226       417      373     864    1,880
Other liabilities...........      --        --        --        --       --       --        --       --      --    1,153
Capital.....................      --        --        --        --       --       --        --       --   8,594    8,594
                             -------   -------   -------   -------   ------  -------   -------   ------  ------  -------
Total ...................... $ 8,077   $ 8,300   $11,641   $ 9,391   $7,427  $44,836   $16,698   $5,690  $9,458  $77,835
                             =======   =======   =======   =======   ======  =======   =======   ======  ======  =======
GAP ........................ $12,799   $(2,789)  $(2,230)  $(2,450)  $ (136) $ 5,194   $(4,801)  $2,104  $ (190) $    --
Cumulative GAP ............. $12,799   $10,010   $ 7,780   $ 5,330   $5,194       --   $   393   $2,497  $2,307       --
GAP ratio                       258%       66%       81%       74%      98%     112%       71%     137%     98%       --
-------------------------------------------------------------------------------------------------------------------------

the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 1995, the Bank had a "risk-based" capital to asset ratio of 18.01%. The ratio exceeds the requirements established by regulatory agencies as shown below:

-----------------------------------------------------------
CAPITAL (DOLLARS IN THOUSANDS)
DECEMBER 31, 1995               RISK-BASED       LEVERAGE
-----------------------------------------------------------
Actual amount ................      $9,206       $8,568
Actual percent ...............       18.01%       11.01%
Required amount ..............      $4,090       $3,112
Required percent .............        8.00%        4.00%
EXCESS AMOUNT ................      $5,116       $5,456
-----------------------------------------------------------

     Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay its parent company. Of the $9,206,000 in risk-based capital, $5,116,000 is available for dividends to the parent company in 1996 (before considering 1996 net income and any changes in risk-based assets). The remaining $4,090,000 is restricted based on the minimum risk-based capital requirements now in effect.

IMPACT OF INFLATION AND CHANGING PRICES

     The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects other expenses, which tend to rise during periods of general inflation.

     Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

CONSOLIDATED BALANCE SHEETS
Capital Directions, Inc.



 -----------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31, (DOLLARS IN THOUSANDS)   1995         1994
 -----------------------------------------------------------------------------
 ASSETS
 Cash and non interest bearing deposits(2) .............  $ 3,725      $ 3,220
 Federal funds sold ....................................    6,050          800
                                                          -------      -------
      Total cash and cash equivalents ..................    9,775        4,020
 Securities available for sale(3) ......................    7,656        3,400
 Securities held to maturity (fair value
  of $8,261 in 1995 and $13,685 in 1994)(3) ............    8,035       13,949
 Federal Home Loan Bank stock ..........................      364          364
 Total loans4 ..........................................   49,684       51,342
 Less allowance for loan losses(5) .....................     (995)        (792)
                                                          -------      -------
      Net loans ........................................   48,689       50,550
 Premises and equipment, net(6) ........................      649          803
 Accrued interest receivable ...........................      493          498
 Other assets ..........................................    2,174        2,528
                                                          -------      -------
      TOTAL ASSETS .....................................  $77,835      $76,112
                                                          =======      =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Liabilities
  Deposits
      Non interest bearing .............................  $ 8,853      $ 9,051
      Interest bearing(7) ..............................   57,355       57,829
                                                          -------      -------
         Total deposits ................................   66,208       66,880
 Accrued interest payable ..............................      207          170
 Other liabilities .....................................      946          984
 Long-term Federal Home Loan Bank borrowings)(10) ......    1,880          430
                                                          -------      -------
      Total liabilities ................................   69,241       68,464


 Commitments and contingencies(12)
 Shareholders' equity
  Common stock: $5 par value, 1,300,000 shares
   authorized in 1995, 300,000 shares
     authorized in 1994, 297,428 shares
     outstanding in 1995 and 1994 ......................    1,487        1,487
  Additional paid in capital ...........................    2,559        2,559
  Retained earnings ....................................    4,522        3,782
  Net unrealized gain/(loss) on securities
   available for sale, net of tax of ($13) in 1995
   and $93 in 1994 .....................................       26         (180)
                                                          -------      -------
  Total shareholders' equity ...........................    8,594        7,648
      TOTAL LIABILITIES AND                               -------      -------
             SHAREHOLDERS' EQUITY ......................  $77,835      $76,112
                                                          =======      =======
------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

(2)  See Note 2 -- Restrictions on Cash and Due From Banks.

(3)  See Note 3 -- Securities.

(4)  See Note 4 -- Loans.

(5)  See Note 5 -- Allowance for Loan Losses.

(6)  See Note 6 -- Premises and Equipment, Net.

(7)  See Note 7 -- Interest Bearing Deposits.

(10) See Note 10 -- Long-term Federal Home Loan Bank Borrowings.

(12) See Note 12 -- Commitments and Contingencies.


                  In 1995, Capital Directions, Inc. presented
            a $2,000 check to the Mason State Bank Centennial Fund.
              Since 1986, Mason State Bank has made contributions
                          totaling $38,000 to support
                 projects that enrich the Mason area community.

CONSOLIDATED STATEMENTS OF INCOME
Capital Directions, Inc.



  ----------------------------------------------------------------------------
  FOR THE YEARS ENDED DECEMBER 31,
  (IN THOUSANDS, EXCEPT PER SHARE DATA)                 1995    1994    1993
  ---------------------------------------------------  ------  ------  ------
  INTEREST AND DIVIDEND INCOME
  Loans, including fees .............................  $4,683  $4,207  $4,268
  Federal funds sold ................................      99      53      46
  Securities:
   Taxable -- available for sale ....................     342     143     156
   Taxable -- held to maturity ......................     330     514     735
   Tax exempt -- held to maturity ...................     256     326     318
  Dividends on Federal Home Loan Bank stock .........      30      19      12
                                                       ------  ------  ------
    TOTAL INTEREST AND DIVIDEND INCOME ..............   5,740   5,262   5,535
  INTEREST EXPENSE
  Deposits(7) .......................................   2,393   2,110   2,458
  Short-term borrowings .............................      15       3       4
  Long-term Federal Home Loan Bank borrowings .......      33      22      --
                                                       ------  ------  ------
    TOTAL INTEREST EXPENSE ..........................   2,441   2,135   2,462
                                                       ------  ------  ------
  NET INTEREST INCOME ...............................   3,299   3,127   3,073
  PROVISION FOR LOAN LOSSES(5) ......................     193      25      63
                                                       ------  ------  ------
  NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES ...................................   3,106   3,102   3,010
  NON INTEREST INCOME
  Service charges on deposits .......................     274     302     318
  Merchant charge card fees .........................      24      12      77
  Net gain on sales of securities ...................      --      --      13
  Gain on sale of land ..............................     193      --      --
  Net gain on sales of loans ........................       5      68     124
  Gain on sales of charge card loans ................      --      --      98
  Investment commission fees ........................     364     176      90
  Other income ......................................     186     177     128
                                                       ------  ------  ------
    TOTAL NON INTEREST INCOME .......................   1,046     735     848
  NON INTEREST EXPENSE
  Salaries and wages ................................   1,276   1,092   1,121
  Pension and other employee benefits(9) ............     302     285     287
  Net occupancy expense of premises .................     148     146     148
  Equipment rentals, depreciation, and maintenance ..     258     238     233
  Federal deposit insurance premium assessment ......      76     149     154
  Other operating expenses(11) ......................     654     670     760
                                                       ------  ------  ------
    TOTAL NON INTEREST EXPENSE ......................   2,714   2,580   2,703
                                                       ------  ------  ------

  INCOME BEFORE INCOME TAX EXPENSE ..................   1,438   1,257   1,155
  INCOME TAX EXPENSE(8) .............................     388     327     286
                                                       ------  ------  ------
  NET INCOME ........................................  $1,050  $  930  $  869
                                                       ======  ======  ======
  EARNINGS PER COMMON SHARE(1) ......................  $ 3.53  $ 3.13  $ 2.92
                                                       ======  ======  ======
  ----------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

(1)See Note 1 -- Summary of Significant Accounting Policies.
(5)See Note 5 -- Allowance for Loan Losses.
(7)See Note 7 -- Interest Bearing Deposits.
(8)See Note 8 -- Income Tax Expense.
(9)See Note 9 -- Retirement Plans.
(11)See Note 11 -- Other Operating Expenses.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Capital Directions, Inc.



-------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)               1995         1994          1993
-----------------------------------------------              -------      -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME ................................................. $ 1,050      $   930       $   869
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
FROM OPERATING ACTIVITIES
 Depreciation ..............................................     121          126           109
 Provision for loan losses .................................     193           25            63
 Net amortization/accretion on securities ..................     130          127           146
 Deferred federal income tax benefit .......................     (70)         (11)          (16)
 Loans originated for sale .................................  (2,019)      (2,599)      (10,723)
 Proceeds from loans originated for sale ...................   2,024        2,620        10,847
 Net gain on sales of loans originated for sale ............      (5)         (21)         (124)
 Net gain on sales of loans ................................      --          (47)          (98)
 Net gain on sales of securities ...........................      --           --           (13)
 Gain on sale of land ......................................    (193)          --            --
 CHANGES IN ASSETS AND LIABILITIES
  Accrued interest receivable ..............................       5           (5)           97
  Accrued interest payable .................................      37           --           (23)
  Other assets .............................................     318         (417)         (268)
  Other liabilities ........................................     (44)          98           106
                                                             -------      -------       -------
NET CASH FROM OPERATING ACTIVITIES .........................   1,547          826           972
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sales of securities .........................      --           --         1,688
 Proceeds from maturities and principal payments
  on securities available for sale .........................     743          241            --
 Proceeds from maturities and principal payments
  on securities held to maturity ...........................   3,227        5,333         8,446
 Purchase of securities available for sale .................    (526)          --            --
 Purchase of securities held to maturity ...................  (1,549)      (3,055)       (8,432)
 Cash management funds, net sales (purchases) ..............     (55)         (32)          (51)
 Proceeds from sales of loans ..............................      --        1,189         1,290
 Net change in loans .......................................   1,668       (4,474)       (1,362)
 Proceeds from sale of land ................................     247           --            --
 Premises and equipment expenditures .......................     (21)         (34)         (356)
                                                             -------      -------       -------
NET CASH FROM INVESTING ACTIVITIES .........................   3,734         (832)        1,223
CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in long-term Federal Home Loan Bank borrowings ...   1,500          430            --
 Repayment of long-term Federal Home Loan Bank borrowings ..     (50)          --            --
 Net change in time deposits ...............................     210           81        (3,634)
 Net change in other deposits ..............................    (882)        (899)          775
 Dividends paid ............................................    (304)        (298)         (297)
                                                             -------      -------       -------
NET CASH FROM FINANCING ACTIVITIES .........................     474         (686)       (3,156)
                                                             -------      -------       -------
NET CHANGE IN CASH AND CASH EQUIVALENTS ....................   5,755         (692)         (961)
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ............   4,020        4,712         5,673
                                                             -------      -------       -------
 CASH AND CASH EQUIVALENTS AT END OF YEAR .................. $ 9,775      $ 4,020       $ 4,712
                                                             =======      =======       =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 CASH PAID DURING THE YEAR FOR
  Interest ................................................. $ 2,404      $ 2,135       $ 2,485
  Income taxes -- federal .................................. $   373      $   323       $   340

Upon adoption of SFAS No. 115, as of December 31, 1993, securities transferred to the available for sale and held to maturity categories were $4,330,000 and $16,335,000, respectively. During 1995 $4,168,000 in held to maturity securities were transferred to the available for sale category.
------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Capital Directions, Inc.

---------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED                                                         NET UNREALIZED
DECEMBER 31, 1995,                                                           GAIN/(LOSS)
1994 AND 1993                                   ADDITIONAL                  ON SECURITIES       TOTAL
(IN THOUSANDS, EXCEPT                   COMMON   PAID IN    RETAINED          AVAILABLE     SHAREHOLDERS'
PER SHARE DATA)                         STOCK    CAPITAL    EARNINGS           FOR SALE        EQUITY
---------------------------------------------------------------------------------------------------------
BALANCES -- JANUARY 1, 1993 ..........    $744      $2,559    $3,321           $--            $6,624
Net income for the year ..............      --          --       869            --               869
Cash dividends ($1 per share)(1) .....      --          --      (297)           --              (297)
Unrealized gain/(loss) on
  securities available for sale,
  net of tax of ($22)(1) .............      --          --        --            43                43
                                         -----       -----     -----           ----            -----
BALANCES -- DECEMBER 31, 1993 ........     744       2,559     3,893            43             7,239
Net income for the year ..............      --          --       930            --               930
Cash dividends ($1 per share)(1) .....      --          --      (298)           --              (298)
Two-for-one stock split ..............     743          --      (743)           --                --
Net change in unrealized gain/
  (loss) on securities available
  for sale, net of tax of $115(1) ....      --          --        --          (223)             (223)
                                         -----       -----     -----         -----             -----
BALANCES -- DECEMBER 31, 1994 ........   1,487       2,559     3,782          (180)            7,648
Net income for the year ..............      --          --     1,050            --             1,050
Cash dividends ($1.04 per share)(1) ..      --          --      (310)           --              (310)
Net change in unrealized gain/
  (loss) on securities available
  for sale, net of tax of ($106)(1) ..      --          --        --           206               206
                                        ------       -----     -----         -----             -----
Balances -- December 31, 1995 ........  $1,487      $2,559    $4,522           $26            $8,594
                                        ======      ======     =====         =====             =====
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 1 -- Summary of Significant Accounting Policies.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING:
     Capital Directions, Inc. (the "Company") is a holding company whose wholly-owned subsidiaries include Mason State Bank (the "Bank") and Monex Financial Services, Inc. ("Monex"). The accounting policies of the Company and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items of income and expense in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

NATURE OF OPERATIONS:
     Capital Directions, Inc. provides a broad range of banking and financial services. Its principal subsidiary, Mason State Bank, operates predominantly in Central Michigan as a commercial bank. The Bank's primary services include accepting demand deposits and making residential, consumer, and commercial loans.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of

NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
(Continued from page 17)

contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CERTAIN SIGNIFICANT ESTIMATES:

     The allowance for loan losses, fair values of securities and other financial instruments, involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at December 31, 1995 may change in the near-term future and that the effect could be material to the financial statements.

SECURITIES AVAILABLE FOR SALE:

     Securities available for sale consist of bonds, notes, debentures, and certain equity securities not classified as securities held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. At December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). As required by SFAS No. 115, securities classified as available for sale are reported at their fair value and the unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Adoption of SFAS No. 115 increased shareholders' equity at December 31, 1993 by $43,000, net of tax of $22,000.

     In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report, A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities ("Guide"). As permitted by the Guide, on December 31, 1995, the Company made a one-time reassessment and transferred securities from the held to maturity profile to the available for sale portfolio. At the date of transfer, these securities had an amortized cost of $4,168,000 and increased the unrealized gain on securities available for sale by $10,000 and shareholders' equity by $7,000, net of tax of $3,000.

     Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Premium amortization is deducted from, and discount accretion is added to, interest income from investment securities using the level yield method. The Company also invests in Cash Management Funds which are comprised of U.S. Government securities. These funds are accounted for at fair value.

SECURITIES HELD TO MATURITY:

     Bonds, notes, and debentures for which management has the positive intent, and the Company the ability to hold to maturity, are reported at cost, adjusted for the amortization of premiums and accretion of discounts. Premium amortization is deducted from, and discount accretion is added to, interest income from investment securities using the level yield method.

CONCENTRATIONS OF CREDIT RISK:

     The Company grants residential, consumer, and commercial loans to customers located primarily in its delineated community. Commercial and agricultural, mortgage, and installment loans comprise 11.8%, 76.3%, and 11.9% of total loans, respectively at December 31, 1995.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

     The Company, in the normal course of business, makes commitments to extend credit which are not reflected in the financial statements. A summary of these commitments is presented in Note 12.

INTEREST INCOME ON LOANS:

     Interest on loans is accrued over the term of the loans based on the principal balance outstanding. When serious doubt exists as to collectibility of a loan, the accrual of interest is discontinued. Effective January 1, 1995, under SFAS No. 114, as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as a component of the provision for loan losses.

LOAN FEES AND COSTS:

     Loan fees, net of direct loan origination costs, are deferred. The net amount deferred is reported in the consolidated balance sheets as part of loans and is recognized into interest income over the term of the loan using the level yield method.

ALLOWANCE FOR LOAN LOSSES:

     Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by

                                 [GREENE PHOTO]
         Melanie J. Greene joined Mason State Bank in February of 1995 and serves as Director of Marketing, Sales Manager, and
         Product Development Manager for the organization. In December she was named an officer by the Board of Directors.
               Ms. Greene also serves as an Executive Officer for
               the Mason Area Chamber of Commerce and is involved
            in many activities serving the greater Mason community.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 18)

management at a level considered adequate to cover losses that are currently anticipated based on its regular review of non-performing assets, as well as loans 90 days past due but not considered non-performing, charge-off and recoveries, growth and portfolio mix of loans, general economic conditions, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (SFAS No. 114, and No. 118). As amended, SFAS No. 114, adopted by the Company at January 1, 1995, requires that impaired loans, as defined, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Under this standard, loans considered to be impaired are reduced to the present value of expected cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses. The effect of adopting these standards was not material to the Company's consolidated financial condition or results of operations.

     Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one to four family residences, residential construction loans, automobile, home equity, and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 60 days or more. Commercial loans are rated on a scale of 1 to 5, with 1 being satisfactory, 2 watch, 3 substandard, 4 doubtful, and 5 as loss which are then charged off. Loans totaling $75,000 or more and graded a 4 or worse are considered for impairment. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.This typically occurs when the loan is 120 days or more past due. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and nonperforming and past due asset disclosures.

PREMISES AND EQUIPMENT:

     Premises and equipment are stated at cost less accumulated depreciation. Buildings and improvements are depreciated primarily on the straight-line method with useful lives ranging from five to 50 years. Furniture and equipment are depreciated by accelerated and straight-line methods with useful lives ranging from three to 15 years. Maintenance and repairs are expensed and major improvements are capitalized.

OTHER REAL ESTATE:

     Other real estate represents properties acquired through foreclosure or by acceptance of a deed in lieu thereof. Other real estate is initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to the fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated costs to sell. There were no properties held as other real estate at December 31, 1995 and 1994.

INCOME TAXES:

     Beginning January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets. The effect of adopting SFAS No. 109 on 1993 net income was immaterial.

STATEMENT OF CASH FLOWS:

     For the purposes of the cash flows statement, cash and cash equivalents is defined to include the cash on hand, non interest bearing deposits in other institutions, and federal funds

                          1995 Customer Service Award

                                  Thelma Hines

          "Thelma's customers trust her as a friend with whom they can discuss their personal goals, rewards, and disappointments."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 19)



sold. Customer loan and deposit transactions, cash management funds, and deposits made with other financial institutions are reported on a net cash flow basis.

EARNINGS AND DIVIDENDS PER COMMON SHARE:

     Earnings per common share are computed based on the weighted average number of shares outstanding during the years presented. The number of shares used in computation of earnings per share was 297,428 in 1995, 1994, and 1993. The earnings and dividends per share amounts have been retroactively adjusted for a two-for-one stock split, declared on December 15, 1994 and paid February 1, 1995.

NEW ACCOUNTING PRONOUNCEMENTS:

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of (SFAS No. 121). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Statement requires review of such assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Statement is effective for financial statements for fiscal years beginning after December 15, 1995. The Company will adopt SFAS No. 121 effective January 1, 1996. Its adoption is expected to have no material effect on the Company's consolidated financial position or results of operations.

     The FASB also recently released Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122). This Statement changes the accounting for mortgage servicing rights retained by the loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under current practice, all such costs are assigned to the loan. The costs allocated to mortgage servicing rights will be recorded as a separate asset and be amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights will be periodically evaluated for impairment.

     The Company currently retains servicing on almost all loans originated and sold into the secondary market. Accordingly, this statement will apply to most loan sales. The impact on the Company's results of operations and financial position will depend upon the volume of the loans sold with servicing rights retained, the cost of loans originated, the relative fair values of loans, and servicing rights at the point of sale, among other factors. In general, the Standard will increase the amount of income recognized when loans are sold or securitized and reduce the amount of income recognized during the servicing period.

     This Statement is effective for the Company in fiscal year 1996. This Statement applies to loan sale transactions after implementation; retroactive application to servicing rights created prior to adoption of the Statement is prohibited.

     The FASB has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123). The Statement establishes a fair value based method of accounting for employee stock options and similar equity instruments, such as warrants, and encourages all companies to adopt that method of accounting for all their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation costs for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. The accounting requirements of the Statement are required for transactions entered into in fiscal years that begin after December 15, 1995, although early adoption is permitted. Disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or the period in which the accounting requirements are adopted if they are adopted early. Companies which elect to continue measuring compensation costs under current guidance must present pro-forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994, however that disclosure need not be made until financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. Management has concluded that the Company will not adopt the fair value accounting provisions of SFAS No. 123 and will continue to apply its current method of accounting. Accordingly, adoption of SFAS No. 123 will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 20)

have no impact on the Company's consolidated financial position or results of operations.

RECLASSIFICATION:

     Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform with the 1995 presentation.




NOTE 2 -- RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Company maintained non interest bearing balances to satisfy legal reserve requirements. The average required reserve balances were $427,000 and $434,000 at December 31, 1995 and 1994, respectively.

NOTE 3 -- SECURITIES

     The amortized cost and fair values of securities available for sale are as follows:



---------------------------------------------------------------------------------------
                                                         GROSS        GROSS
DECEMBER 31, 1995                           AMORTIZED  UNREALIZED   UNREALIZED    FAIR
AND 1994 (IN THOUSANDS)                       COST       GAINS        LOSSES     VALUE
------------------------------------------  ---------  ----------   ----------   -----
1995:
Obligations of U.S. Government agencies ..     $3,449     $30       $  (1)       $3,478
Corporate securities .....................      4,030      21         (11)        4,040
Equity securities ........................        138      --          --           138
                                               ------     ---       -----        ------
 Totals ..................................     $7,617     $51       $ (12)       $7,656
                                               ======     ===       =====        ======
1994:
Obligations of U.S. Government agencies ..     $3,673     $--       $(273)       $3,400
                                               ======     ===       =====        ======
---------------------------------------------------------------------------------------



The amortized cost and fair values of securities held to maturity are as follows:

-----------------------------------------------------------------------------------------------------
                                                                     GROSS         GROSS
DECEMBER 31, 1995                                    AMORTIZED       UNREALIZED    UNREALIZED   FAIR
AND 1994 (IN THOUSANDS)                              COST            GAINS         LOSSES       VALUE
-----------------------                              ---------       ----------    ----------   -----
1995:
Obligations of U.S. Government agencies ...........    $2,175        $ 78          $--         $2,253
Obligations of states and political subdivisions ..     5,630         147           --          5,777
Collateralized mortgage obligations ...............       230           1           --            231
                                                       ------        ----          ---         ------
   TOTALS .........................................    $8,035        $226          $--         $8,261
                                                       ======        ====          ===         ======
1994:
Obligations of U.S. Government agencies ...........    $2,713        $ 15         $(49)        $2,679
Obligations of states and political subdivisions ..     5,865          32          (75)         5,822
Collateralized mortgage obligations ...............       329           2           --            331
Corporate securities ..............................     4,959          --         (189)         4,770
Other securities ..................................        83          --           --             83
                                                      -------        ----        -----        -------
   TOTALS .........................................   $13,949        $ 49        $(313)       $13,685
                                                      =======        ====        =====        =======
-----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 21)

     The amortized cost and fair values of securities at December 31, 1995 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

---------------------------------------------------------------------------------------
                                             AVAILABLE FOR SALE     HELD TO MATURITY
(IN THOUSANDS)                               AMORTIZED    FAIR     AMORTIZED   FAIR
                                                COST      VALUE       COST     VALUE
------------------------------------------     ------     ------     ------    ------
Due in one year or less ..................     $1,515     $1,522       $915      $918
Due from one to five years ...............      3,019      3,021      2,523     2,561
Due from five to 10 years ................         --         --      1,097     1,153
Due after 10 years .......................         --         --      1,095     1,145
                                               ------     ------     ------    ------
                                               $4,534     $4,543     $5,630    $5,777
Collateralized mortgage obligations
 Variable rate ...........................         --         --        230       231
U.S. Government mortgage backed securities
 Fixed rate ..............................        526        528      1,199     1,250
 Variable rate ...........................      2,419      2,447        976     1,003
Equity securities ........................        138        138         --        --
                                               ------     ------     ------    ------
   TOTALS ................................     $7,617     $7,656     $8,035    $8,261
                                               ======     ======     ======    ======
---------------------------------------------------------------------------------------



     Net purchases of mutual funds was $55,000 in 1995, $32,000 in 1994, and $51,000 in 1993. No gains or losses were realized on sales in 1995, 1994, or 1993.

     During 1993, the Company had security sales totaling $1,688,000 on which a gross gain of $13,000 was recognized. There were no sales of securities in 1995 or 1994.

     Securities with a book value of approximately $4,862,000 at December 31, 1995 were pledged to secure public deposits, other borrowings, and for other purposes as required or permitted by law.


NOTE 4 -- LOANS

     Total loans are comprised of the following classifications at December 31:


--------------------------------------------------
(IN THOUSANDS)                   1995     1994
                                -------  -------
Commercial and agricultural ..  $ 5,869  $ 6,580
Real estate mortgage .........   37,927   38,793
Installment ..................    5,879    5,616
Other ........................        9      353
                                -------  -------
 TOTAL  LOANS ................  $49,684  $51,342
                                =======  =======
--------------------------------------------------

     Certain directors, executive officers, and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans for 1995 and 1994 follows:

----------------------------------------------
(IN THOUSANDS)           1995         1994
                        ------       ------
Balance January 1 ....  $1,375       $  193
New loans ............     445        1,185
Repayments ...........    (330)          (3)
                        ------       ------
BALANCE DECEMBER 31 ..  $1,490       $1,375
                        ======       ======
----------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 22)

NOTE 5 -- ALLOWANCE FOR LOAN LOSSES

     A summary of the activity in the allowance for loan losses follows:

-----------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS) 1995       1994       1993
----------------------------------------------- -----      -----      -----
Balance -- beginning of period ................ $ 792      $ 756      $ 657
Provision for loan losses .....................   193         25         63
Loans charged-off .............................   (40)       (49)       (64)
Recoveries ....................................    50         60        100
                                                -----      -----      -----
   Balance -- end of period ................... $ 995      $ 792      $ 756
                                                =====      =====      =====
-----------------------------------------------------------------------------

     During 1995, the Company had no loans which were impaired as defined under the provisions of SFAS No. 114 and No. 118.


NOTE 6 -- PREMISES AND EQUIPMENT, NET

     The following is a summary of premises and equipment by major categories:

------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)    1995     1994
-----------------------------------------------  -------  -------
Land ..........................................  $    86  $   135
Buildings and improvements ....................      899      899
Furniture and equipment .......................    2,049    2,054
                                                 -------  -------
   Total premises and equipment ...............    3,034    3,088
Less accumulated depreciation .................   (2,385)  (2,285)
                                                 -------  -------
   PREMISES AND EQUIPMENT, NET ................  $   649  $   803
                                                 =======  =======
------------------------------------------------------------------

NOTE 7 -- INTEREST BEARING DEPOSITS

Interest bearing deposits are comprised of the following classifications:

------------------------------------------------------------------
AT DECEMBER 31, (IN THOUSANDS)                    1995     1994
------------------------------                   -------  -------
Interest bearing demand .......................  $18,422  $18,819
Savings .......................................   10,468   10,755
Time
 In denominations less than $100,000 ..........   21,924   23,335
 In denominations of $100,000 or more .........    6,541    4,920
                                                 -------  -------
   TOTAL INTEREST BEARING DEPOSITS ............  $57,355  $57,829
                                                 =======  =======
------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 23)



Interest expense on deposits is summarized below:
FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)             1995         1994            1993
                                                           ------       ------          ------
Interest bearing demand .................................  $  260       $  207          $  443
Savings .................................................     340          320             350
Time
 In denominations less than $100,000 ....................   1,501        1,487           1,587
 In denominations of $100,000 or more ...................     292           96              78
                                                           ------       ------          ------
   TOTAL  INTEREST BEARING DEPOSITS .....................  $2,393       $2,110          $2,458
                                                           ======       ======          ======



NOTE 8 -- INCOME TAX EXPENSE



FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)             1995         1994            1993
                                                           ------       ------          ------
Taxes currently payable .................................  $  458       $  338          $  302
Deferred benefit ........................................     (70)         (11)            (16)
                                                           ------       ------          ------
   INCOME TAX EXPENSE ...................................  $  388       $  327          $  286
                                                           ======       ======          ======


The net deferred tax asset is comprised of the following:



AT DECEMBER 31, (IN THOUSANDS)                              1995         1994            1993
                                                           ------       ------          ------
Deferred tax assets:
 Net unrealized loss on securities available for sale ...  $ --         $   93          $ --
 Allowance for loan losses ..............................     230          164             155
 Deferred compensation ..................................     229          184             154
 Deferred loan fees .....................................      12            7              21
 Other ..................................................       3            2               1
                                                           ------       ------          ------
                                                              474          450             331
Deferred tax liabilities:
 Fixed assets ...........................................     (46)         (52)            (27)
 Net unrealized gain on securities available for sale ...     (13)        --               (22)
 Deferred gain on installment sale ......................     (46)        --              --
 Other ..................................................     (21)         (14)             (2)
                                                           ------       ------          ------
                                                             (126)         (66)            (51)
                                                           ------       ------          ------
   NET DEFERRED TAX ASSETS ..............................  $  348       $  384          $  280
                                                           ======       ======          ======

An allowance against deferred tax assets has not been recorded for 1995, 1994, or 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 24)

     The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:




(DOLLARS IN THOUSANDS)                    1995       1994       1993
                                         ------     ------     ------
Statutory rate .........................    34%        34%        34%
Income tax computed at statutory rate ..  $489       $427       $393
Tax effect of
 Nontaxable income .....................   (77)      (102)      (106)
 Other .................................   (24)         2         (1)
                                          ----       ----       ----
   INCOME TAX EXPENSE ..................  $388       $327       $286
                                          ====       ====       ====


NOTE 9 -- RETIREMENT PLANS



     The Company has a retirement and savings plan established for all full-time employees. The Company makes annual matching contributions based on a percentage of participants' compensation plus a discretionary amount determined by the board of directors. The expense for the plan was $45,000 in 1995, $49,000 in 1994, and $47,000 in 1993.

     The Company also has an incentive compensation plan that is based upon key performance factors for certain employees. The Company paid $33,500 in 1995, $23,400 in 1994, and $22,000 in 1993 for incentive compensation.

     The Company approved an incentive stock option plan in 1994 to provide officers and other key employees of the Company and its subsidiaries an opportunity to acquire a proprietary interest in the Company as an incentive to their continued employment and efforts to promote the Company's success. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Under the plan, up to 20,000 unauthorized and newly issued shares of the Company's common stock may be issued upon exercise of stock options granted under the plan. The plan terminates on May 20, 2003. In 1994, no options were granted. Options totaling 2,000 shares were granted at an option price of $25.50 per share in 1995 and remain outstanding at December 31, 1995. No options were exercisable at December 31, 1995.

     A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $96,000 in 1995, $86,000 in 1994, and $89,000 in 1993. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.

NOTE 10 -- LONG-TERM FEDERAL HOME LOAN BANK BORROWINGS


     Advances of $600,000 and $900,000 were obtained in November of 1995 from the Federal Home Loan Bank (FHLB). These loans have fixed rates of 6.21% and 6.24%, respectively, with monthly interest payments required and final maturities of November 15, 2002. An advance of $430,000 was obtained in February 1994 from the FHLB. During 1995, $50,000 was repaid on this advance. This loan has a fixed rate of 5.67% with monthly interest payments required and a final maturity of February 15, 2001. All notes have a prepayment penalty based upon the present value of the lost cash flow to the FLHB. The repayment of these borrowings plus the penalty would not adversely affect the Company's operations.

     Total principal payments on these notes are required as follows: $226,000 in 1996, $215,000 in 1997, $202,000 in 1998, $190,000 in 1999, $183,000 in
2000, and $864,000 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 25)

NOTE 11 -- OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31 follows:



(IN THOUSANDS)                      1995        1994        1993
                                    ----        ----        ----

Supplies                            $ 60        $ 51        $ 72
State taxes                           82          74          64
Deferred compensation                 96          86          89
Other expense                        416         459         535
                                    ----        ----        ----
  TOTAL OTHER OPERATING EXPENSES    $654        $670        $760
                                    ====        ====        ====




NOTE 12 -- COMMITMENTS AND CONTINGENCIES


     Periodically, in the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and guarantees, which are not reflected in the accompanying consolidated financial statements. The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans, standby letters of credit, and financial guarantees is represented by the contractual amount of those instruments. The Company follows the same credit policy to make commitments as is followed for those loans recorded in the consolidated financial statements.

     At December 31, 1995 and 1994, the Company had $340,000 and $176,000 in standby letters of credit outstanding, and $4,949,000 and $5,163,000 in unused lines of credit, respectively, with interest rates primarily tied to NBD's Prime Rate. Commitment periods are generally for 365 days. There are no unused lines of credit or standby letters of credit at fixed rates as of December 31, 1995 or 1994. Commercial, mortgage equity, and revolving credit lending comprise 34.40%, 51.70%, and 13.90% of unused loan commitments, respectively. Since many of the commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon the exercise of the commitments is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits, and other items. In management's opinion, these commitments represent normal banking transactions and no material losses are expected to result.


NOTE 13 -- DIVIDEND RESTRICTIONS


     Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of December 31, 1995, the Bank could pay approximately $5,000,000 in dividends to the parent company without prior regulatory approval.


NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS


     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS:

     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.


SECURITIES:

     Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES:

     The fair value of fixed and variable rate loans is principally estimated by discounting future cash flows, applied for the time period until the loans are assumed to reprice or be paid, using the current rates at which similar loans would be made to borrowers with similar

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 26)


credit ratings and for the same remaining maturities. The carrying value of the allowance for loan losses is a reasonable estimate of fair value.

DEPOSIT LIABILITIES:
     The fair value of demand and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated by discounting future cash flows, applied for the time period until maturity, using rates currently offered for time deposits of similar remaining maturities.

ACCRUED INTEREST RECEIVABLE AND PAYABLE:
     For these items, the carrying amount is a reasonable estimate of fair value.

LONG-TERM FEDERAL HOME LOAN BANK BORROWINGS:
     The fair values of these borrowings are determined by discounting future cash flows, applied for the time period until maturity, using rates currently offered for advances of similar maturities.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT:
     The fair value of commitments is estimated using fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of commitments to extend credit and standby letters of credit were immaterial at the reporting date presented.

     The carrying values and estimated fair values of the Company's financial instruments are as follows:

-------------------------------------------------------------------------------
AS OF DECEMBER 31, 1995                            CARRYING      ESTIMATED FAIR
(IN THOUSANDS)                                      VALUE           VALUE
------------------------------------------------  ---------      --------------
Financial assets
 Cash and cash equivalents ....................   $9,775                 $9,775
 Securities available for sale ................    7,656                  7,656
 Securities held to maturity ..................    8,035                  8,261
 Loans, net of allowance for loan losses ......   48,689                 48,817
 Accrued interest receivable ..................      493                    493
Financial liabilities
 Deposits .....................................  (66,208)               (66,342)
 Long-term Federal Home Loan Bank borrowings ..   (1,880)                (1,872)
 Accrued interest payable .....................     (207)                  (207)
-------------------------------------------------------------------------------

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1995, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at December 31, 1995 should not necessarily be considered to apply at subsequent dates.

     In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained workforce, customer goodwill, and similar items.


                                      1995

                              #1 Team Player Award

                                 Melanie Greene

"Melanie has done a wonderful job of coming into a new position and producing excellent results."

   "Her professionalism and work is a quality that everyone can be proud of."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued from page 27)

NOTE 15 -- CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION





CONDENSED BALANCE SHEETS
DECEMBER 31, (IN THOUSANDS)                                                   1995         1994
--------------------------------------------------------------               ------       ------
ASSETS
 Cash, due from banks, and other cash equivalents ............               $    5       $   16
 Investment in Mason State Bank ..............................                8,385        7,470
 Investment in Monex Financial Services, Inc. ................                  164          156
 Other assets ................................................                  120           80
                                                                             ------       ------
   TOTAL ASSETS ..............................................               $8,674       $7,722
                                                                             ======       ======
LIABILITIES AND SHAREHOLDERS' EQUITY
 Dividends  payable ..........................................               $   80       $   74
 Shareholders' equity ........................................                8,594        7,648
                                                                             ------       ------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................               $8,674       $7,722
                                                                             ======       ======

------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME
DECEMBER 31, (IN THOUSANDS)                                      1995          1994         1993
--------------------------------------------------------------  ------       ------       ------
OPERATING INCOME
 Dividends from Mason State Bank .............................  $  351         $337         $457
 Dividends from Monex Financial Services, Inc. ...............       3           --           --
                                                                ------       ------       ------
   Total operating income ....................................     354          337          457
OPERATING EXPENSES
 Wages and benefits ..........................................      17           --           --
 Other expenses ..............................................       4            9           12
                                                                ------       ------       ------
   Total operating expenses ..................................      21            9           12
INCOME BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF
 SUBSIDIARIES ................................................     333          328          445
Equity in undistributed net income of Mason State Bank .......     709          609          505
Equity in undistributed net income (loss) of Monex
 Financial Services, Inc. ....................................       8           (7)         (81)
                                                                ------       ------       ------
   Total equity in undistributed net income of subsidiaries ..     717          602          424
                                                                ------       ------       ------
   NET INCOME ................................................  $1,050         $930         $869
                                                                ======       ======       ======

------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
DECEMBER 31, (IN THOUSANDS)                                      1995         1994         1993
--------------------------------------------------------------  ------        -----       ------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ..................................................  $1,050         $930         $869
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 FROM OPERATING ACTIVITIES
 Amortization ................................................      --           --            3
 Equity in undistributed net income of subsidiaries ..........    (717)        (602)        (424)
 Change in other assets ......................................     (40)           1           28
                                                                ------       ------       ------
Net cash from operating activities ...........................     293          329          476
                                                                ------       ------       ------
CASH FLOWS FROM INVESTING ACTIVITIES
 Investment in Monex Financial Services, Inc. ................      --          (40)        (160)
                                                                ------       ------       ------
Net cash from investing activities ...........................      --          (40)        (160)
                                                                ------       ------       ------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid ..............................................    (304)        (298)        (297)
                                                                ------       ------       ------
Net cash from financing activities ...........................    (304)        (298)        (297)
                                                                ------       ------       ------
NET CHANGE IN CASH AND CASH EQUIVALENTS ......................     (11)          (9)          19
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...............      16           25            6
                                                                ------       ------       ------
CASH AND CASH EQUIVALENTS AT END OF YEAR .....................  $    5       $   16       $   25
                                                                ======       ======       ======

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for securities and income taxes in 1993.

                                                  Crowe, Chizek and Company LLP

                                                  Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 8, 1996