Form 10-K405, Exhibit 13
period 1996-12-31
CAPITAL DIRECTIONS INC
filed 1997-03-31
CIK 830157

                                                                      EXHIBIT 13

                            CAPITAL DIRECTIONS, INC.

                                      1996

                                 ANNUAL REPORT

                               TABLE OF CONTENTS


                     A message from the President & CEO...i

                            Financial highlights...1

                     Stock and shareholder information...1

                       Shareholder returns 1991-1996...2

                           To our shareholders...3-4

                    Management, officers, and directors...5

                          Selected financial data...6

        Market for common stock and related security holder matters...7

                          Management's discussion and
        analysis of financial condition and results of operations...7-11

           Capital Directions, Inc. consolidated balance sheets...12

        Capital Directions, Inc. consolidated statements of income...13

      Capital Directions, Inc. consolidated statements of cash flows...14

                     Capital Directions, Inc. consolidated
               statements of changes in shareholders' equity...15

                   Notes to consolidated financial statements
                  (December 31, 1996, 1995, and 1994)...16-25

                      Report of independent auditors...26

[PHOTO]

Timothy Gaylord
President & CEO

A MESSAGE FROM THE PRESIDENT & CEO

It's my pleasure, on behalf of every member of the Capital Directions, Inc. team, to present another exceptional year of accomplishments. Highlights of 1996 include record earnings, an 11.1% increase in quarterly dividends, continued strong performance of the loan portfolio, the release of new products and enhanced services. There is also a continued emphasis on improving sales and delivery of quality products and services. Due to this strategic combination of factors, the company remains competitive and continues to make annual improvements in profitability.

Nineteen ninety-six marks the seventh consecutive year Capital Directions, Inc. reports increased earnings. Net income grew 8.2% above 1995 levels due to improved net interest income and reduced operating expenses. Stock value continues to climb. Shares involved in the dividend reinvestment plan garnered a 32.0% return on investment during 1996.

The overall quality of the loan portfolio is very strong with non-performing loans decreasing 35.3% from 1995 levels. A net loan recovery was achieved for the fourth consecutive year. This trend is a reflection of attention to underwriting and continual monitoring of the loan portfolio.

An important long-term strategy is expense control. When used to our advantage, technology is an important component to drive operating efficiencies. During 1996, the consolidation of loan processing clearly shows that combining technology to improve the level of service also results in reduced expenses. At Mason State Bank, this careful regard for controlling expenses has resulted in an efficiency ratio of 56.7% which exceeds peer measurement of 63.0%.

The ability to purchase a full array of financial products and services means our customers never need to go anywhere else. Due to our recent affiliation with PrimeVest, enhanced, full-service brokerage will be available in 1997. Mason State Bank also formed an association with Michigan banks that are offering mortgage title insurance through a consortium-owned title insurance company.

Customer comments and surveys indicate a parallel with the growing widespread public demand for technologically advanced modes of banking. And we listened. In 1996, the Bank upgraded technology to give customers the many advantages a MasterMoney cheque card and automatic teller card provide. Account information continues to be available 24 hours a day with our MONEY TALK automated teller system. In addition, the Bank is positioned to make PC banking available to our customers in late 1997.

Our industry and customers are constantly changing. Some companies look at change as an obstacle. At Capital Directions, Inc. we see change as an opportunity. The staff, management and directors are pleased that you've been a part of our past success, and look forward to shared future rewards.
Sincerely,




/s/ Timothy Gaylord, President & CEO
Timothy Gaylord, President & CEO

I would like to personally thank Dr. Glenn Doran and Dr. Thomas Hopp for their many years of dedicated service to Capital Directions, Inc. and Mason State Bank.

CAPITAL DIRECTIONS, INC.
STOCK PERFORMANCE
Shareholders taking advantage of the dividend reinvestment program experienced an overall annual compounded rate of return of 25.84% since December of 1991.

[BAR GRAPH]

                          12/31/91           12/31/96
                          $10,000            $31,557

                              FINANCIAL HIGHLIGHTS


                                                                                     Change
                                                  1996             1995          Amount   Percent
                                              -----------      ------------  ----------  --------
INCOME STATEMENT
Net interest income ........................  $ 3,326,000      $ 3,299,000   $   27,000     .82
Net income .................................    1,136,000        1,050,000       86,000    8.19
 Per share .................................         3.82             3.53          .29    8.22
Cash dividend declared .....................         1.14             1.04          .10    9.62

RATIOS
Return on average shareholders' equity......        12.67%           12.71%
Return on average assets ...................         1.49             1.40
Average shareholders' equity as a
percentage of average assets ...............        11.78            11.01

BALANCE SHEE
Total assets ...............................  $78,920,000      $77,835,000   $1,085,000    1.39
Total earning assets .......................   74,228,000       71,789,000    2,439,000    3.40
Total loans -- net .........................   50,772,000       48,689,000    2,083,000    4.28
Total deposits .............................   66,509,000       66,208,000      301,000     .45



                        THE 1-YEAR
                        ANNUALIZED
                        RETURN ON            THE 5-YEAR
                        CAPITAL              ANNUALIZED
                        DIRECTIONS,          RETURN ON
                        INC. STOCK           CAPITAL
                        WAS 32.01%           DIRECTIONS,
                                             INC. STOCK
                                             WAS 25.84%


STOCK AND SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street
46th Floor
New York, NY 10005

AUTOMATIC DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

Participating Capital Directions, Inc. shareholders take the opportunity to reinvest the cash dividends paid on their shares to purchase additional shares of Capital Directions, Inc. common stock. Participants may also purchase additional shares through cash payment without paying fees or commissions.

DIRECT DEPOSIT

The Corporation continues to provide convenient services to meet your needs. For quick transfer and availability, your cash dividends may be deposited directly into your Mason State Bank checking, savings, or money market account. To learn more about the Automatic Dividend Reinvestment and Stock Purchase Plan, or to initiate direct deposit of your cash dividends, please contact Kim Dockter, Executive Secretary,
(517) 676-0500.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 1996 will be held at the Eldorado Golf Course, 3750 West Howell Road, Mason, Michigan on Thursday, April 24, 1997 at 6:30 p.m.

HOW TO ORDER FORM 10-K

The Corporation's 1996 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Robert G. Kennedy, Treasurer, Capital Directions, Inc., P.O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

                         Shareholder returns 1991-1996


[BAR GRAPH]

     1991     1992     1993     1994     1995     1996

   $  678   $  835   $  869   $  930   $1,050   $1,136     NET INCOME
                                                           (In thousands)

    11.54%   13.10%   12.62%   12.48%   12.71%   12.67%    RETURN ON EQUITY
                                                           (ROE)

      .85%    1.10%    1.14%    1.24%    1.40%    1.49%    RETURN ON ASSETS
                                                           (ROA)

   $20.46   $22.27   $24.34   $25.72   $28.89   $31.59     BOOK VALUE
                                                           PER SHARE
                                                           (Retroactively
                                                           adjusted for
                                                           1994 stock split)

     7.69%    8.47%    9.52%   10.05%   11.04%   11.91%    SHAREHOLDERS'
                                                           EQUITY TO
                                                           TOTAL ASSETS

[PHOTO]
In 1996, Mason State Bank
implemented new retail
and sales strategies.



[PHOTO]
Mason State Bank is actively
involved in commercial
development in the Mason area.

TO OUR SHAREHOLDERS

Successful companies have a plan to guide them. The Mason State Bank strategic plan serves as the road map which focuses all of our departments in a common direction. Even with the constant change that's taking place in the financial services industry, the mission remains the same. To remain competitive and profitable. Individual plans are refined as conditions and needs change, but everyone works continually from the same map. The result is a powerful combination of individual performance.

OUR DECISIONS ARE DRIVEN BY CUSTOMERS' NEEDS

History shows Banks have been product-driven organizations, measuring success by deposit balances, loans sold or number of accounts opened. When operating under these guidelines, organizations rarely ask what customers want or develop products to meet their needs. Mason State Bank is driven by customer relationships, not by number of transactions. Every product, process and procedure is continually examined to ensure everyone at Mason State Bank is focused on building relationships that are beneficial for the customer and the organization.

INNOVATIVE PRODUCTS AND IMPROVED SERVICES

Mason State Bank is in an environment where technology is accelerating the pace of change and banks are competing with an increasing array of companies from other industries. Surveys indicate our customers are looking for financial products to be delivered in varied methods such as PC home banking, enhanced ATM capabilities and debit cards. And convenience is the main consideration. We're continuing to study, implement and promote products that will satisfy our customer's needs.

In 1996, Mason State Bank joined with MagicLine and MasterCard to introduce the MasterMoney Cheque Card and Mason Money ATM Card. Now you're able to present the MasterMoney Cheque Card to pay for entertainment, meals and merchandise wherever MasterCard is accepted. That's over 12 million locations worldwide. Whether you're buying groceries, shopping for clothes, buying gasoline or visiting a doctor, the MasterMoney Cheque Card allows convenient access to your checking account without ever having to show ID or wait for check approval.

In keeping with a philosophy of providing innovative products and exceptional services, negotiations were finalized in 1996 with one of the nation's largest third-party providers of brokerage services. By entering into a partnership with PrimeVest Financial Services, Inc., our customers have access to a limitless array of mutual funds, stocks, bonds and annuities. The technology and service offered by PrimeVest will provide our customers with more complete financial coverage than ever before.

IMPROVED SALES AND CUSTOMER FOCUS

Mason State Bank's strategic plan is specifically dedicated to quality customer service and the continual evolution of a quality culture within the organization. This puts the customer at the center of everything we do.

In 1996, a main focus of the corporation was developing a permanent results-oriented sales culture. Our newly titled Personal Bankers and all management staff involved in direct customer contact, attended extensive sales and service training. Each member of the group made a commitment to attend each class, review sales fundamentals, learn new skills and determine ways to apply this knowledge at the Bank.

The desired results were evident in sales levels that exceeded goal during the 1996 Rapid Response Home Equity Promotion and Certificate of Deposit Promotion. The personalized contact techniques that were used truly surpassed customer's service expectations and led to enhanced banking relationships.

The signs are everywhere...
     Mason State Bank helps                [PHOTO]
 people own their own home.

                               [PHOTO

TO OUR SHAREHOLDERS

THE MAP OF SUCCESS...

Quality of service performance measurements indicate that Mason State Bank is evolving from a product-driven institution to a market-driven organization. And the income statement shows how sales and quality customer service do impact the bottom line. Designing new products and incentive pricing for lower-cost delivery systems, increased product bundling for profitable relationship building, development of convenient investment offerings, continuous employee training and extensive sales culture development continues to contribute to the success of the organization. This has enabled us to set impressive targets for the future. We're pleased to have you along as we continue our course on the "map" of success.

DEDICATED CUSTOMER SERVICE...

This annual report shows many of the important ways Mason State Bank focuses on quality customer service. When you're discussing dedication to customers, and service that truly exceeds all expectations, one employee definitely comes to mind. On June 12, 1996, Thelma Hines celebrated her 50th anniversary of employment with Mason State Bank. Thelma started her career as a teller in 1946 upon graduation from Mason High School. She's been providing quality customer service ever since!

When asked, "What is the most meaningful part of your job?", she answered without hesitation, "I enjoy the people, and that's one of the biggest reasons why I'm still here!" When Thelma started at Mason State Bank there were seven employees, now there's over 40. It's very interesting to hear Thelma talk about customers from the past, employees who have come and gone, and how the Bank is moving toward the future.

It's amazing that no matter where you go, there's always someone who knows Thelma. We'd like to applaud Thelma for the many years of truly dedicated service to the most important part of our business--our customers.

BOARD OF DIRECTORS

We are pleased to note the addition of Paula Johnson to the Capital Directions, Inc. Board of Directors during 1996. She was elected to the Board in July. Paula is co-owner of Vision Real Estate located in Mason, Michigan. She is a member of the Million Dollar Club, a prestigious title in the real estate profession. Among her numerous community commitments, she has shared her expertise with a diverse group of organizations including: Mason Mainstreet, the Mason Area Chamber of Commerce, East Lansing Planning Commission and the Central East Lansing Business Association.

Johnson has an impressive professional career including: Staff Director, Policy and Programs Staff for the Michigan State Senate; Director of Downtown Development and Marketing for the Lansing Regional Chamber of Commerce; 11 years of retail store management; and 10 years in real estate. Johnson's vast background and keen insight will be a valuable asset to the Board that guides and supports the strategic course set by the management of the organization.

[PHOTO]

   In December of 1996, two
            promotions were
announced: Liz Luttrell was
       named Assistant Vice
           President, Human
    Resources and Security;
        Thomas Peterson was
          named Senior Vice
 President, Retail Banking.

[PHOTO]

MANAGEMENT, OFFICERS, AND DIRECTORS

CAPITAL DIRECTIONS, INC. BOARD OF DIRECTORS

DOUGLAS W. DANCER
     Chairman, Capital Directions, Inc.
     President, Dancer's Inc. Department Stores

GERALD AMBROSE
     Vice Chairman, Capital Directions, Inc.
     County Controller, County of Ingham

TIMOTHY P. GAYLORD
     President & Chief Executive Officer,
     Capital Directions, Inc.

TERRY SHULTIS
     Senior Management Advisor,
     Capital Directions, Inc.

GEORGE A. SULLIVAN
     Secretary, Capital Directions, Inc., Attorney

MARVIN B. OESTERLE
     Partner, Golden Acres Farms and
     Oesterle Brothers Seed Corn

PAULA JOHNSON
     Co-owner, Vision Real Estate Company

CAPITAL DIRECTIONS, INC. OFFICERS

DOUGLAS W. DANCER
     Chairman

GERALD AMBROSE
     Vice Chairman

TIMOTHY P. GAYLORD
     President & Chief Executive Officer

TERRY SHULTIS
     Senior Management Advisor

GEORGE A. SULLIVAN
     Secretary

ROBERT G. KENNEDY
     Treasurer

MASON STATE BANK MANAGEMENT

TIMOTHY P. GAYLORD
     President & Chief Executive Officer

THOMAS L. PETERSON
     Senior Vice President, Retail Banking

KATHLEEN BAKER
     Vice President, Mortgage Loans

JEFF KUMFER
     Vice President, Commercial Loans

JOANNE BOWERMAN
     Assistant Vice President, Operations

ELIZABETH J. LUTTRELL
     Assistant Vice President, Human Resources & Security

ROBERT G. KENNEDY
     Controller/Cashier

THELMA HINES
     Customer Services Officer

VIRGINIA TAYLOR
     Auditor & Compliance Officer

MELANIE J. GREENE
     Director of Marketing

SELECTED FINANCIAL DATA



(In thousands, except per share data)
                                     1996      1995       1994       1993       1992
--------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Interest and dividend income ..  $  5,769   $  5,740   $  5,262   $  5,535   $  6,270
Interest expense ..............     2,443      2,441      2,135      2,462      3,030
                                 --------   --------   --------   --------   --------
Net interest income ...........     3,326      3,299      3,127      3,073      3,240
Provision for loan losses .....                  193         25         63        234
Non interest income ...........       723      1,046        735        848        745
Non interest expense ..........     2,479      2,714      2,580      2,703      2,616
                                 --------   --------   --------   --------   --------
Income before income
  tax expense .................     1,570      1,438      1,257      1,155      1,135
Income tax expense ............       434        388        327        286        300
                                 --------   --------   --------   --------   --------
Net income ....................  $  1,136   $  1,050   $    930   $    869   $    835
                                 ========   ========   ========   ========   ========
PER SHARE (1)
Average shares outstanding ....   297,428    297,428    297,428    297,428    297,428
Net income ....................      3.82       3.53       3.13       2.92       2.81
Dividends declared ............      1.14       1.04       1.00       1.00       1.00
Book value ....................     31.59      28.89      25.72      24.34      22.27

RATIOS BASED ON NET INCOME
Net income to average
  shareholders' equity ........     12.67%     12.71%     12.48%     12.62%     13.10%
Net income to average
  assets ......................      1.49       1.40       1.24       1.14       1.10

BALANCE SHEET
Assets ........................  $ 78,920   $ 77,835   $ 76,112   $ 76,027   $ 78,188
Net loans .....................    50,772     48,689     50,550     47,245     47,126
Federal funds sold/money
  market investments ..........     2,800      6,050        800      2,250      3,550
Securities ....................    19,497     16,055     17,713     20,665     22,440
Deposits ......................    66,509     66,208     66,880     67,698     70,557
Long-term Federal Home
  Loan Bank borrowings ........     1,913      1,880        430       ----       ----
Shareholders' equity ..........     9,397      8,594      7,648      7,239      6,624

--------------------------
(1) A 2-for-1 stock split was declared on the common stock December 15, 1994, and paid February 1, 1995. Average shares outstanding, earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to this split.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Everen Securities, Baird & Co., and Roney & Co. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 1996, there were approximately 411 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $339,068 declared in 1996 and $309,325 in 1995.



                                         FIRST   SECOND    THIRD    FOURTH
                                        QUARTER  QUARTER  QUARTER   QUARTER
                                        -------  -------  -------  ---------
   1996
   High .........................    $    37.50   $40.00   $41.50     $43.50
   Low ..........................         34.50    38.00    39.00      41.75
   Dividend per share declared ..           .27      .27      .30        .30

   1995
   High .........................    $    27.50   $27.25   $27.00     $34.00
   Low ..........................         25.75    26.00    26.00      29.00
   Dividend per share declared ..           .25      .25      .27        .27
   ------------------------------  ------------  -------  -------  ---------


A 2-for-1 stock split was declared on the common stock December 15, 1994, to be paid February 1, 1995.
Earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to this split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

The Corporation is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities which will have such effect if implemented.

PERFORMANCE SUMMARY

In 1996, Capital Directions, Inc. and its subsidiaries reported record net income of $1,136,000. This is an increase of 8.19% over the previous year. Earnings per share were $3.82 in 1996 compared to $3.53 in 1995. In 1996, return on average assets increased to 1.49% from 1.40% in 1995. Return on average shareholders' equity was 12.67% down slightly from 12.71% in 1995. As of December 31, 1996 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale, was 12.10%, up from 11.30% a year prior and well in excess of the minimum required by regulatory authorities.

The following table provides a summary of the factors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

impacting net income in 1996 compared to the same components in 1995:



(In thousands)
1995 Net income ...................  $1,050
Increase (decrease) in net income
  Interest income .................      29
  Interest expense ................      (2)
  Provision for loan losses .......     193
  Non interest income .............    (323)
  Non interest expense ............     235
  Income tax expense ..............     (46)
                                     ------
1996 Net income ...................  $1,136
                                     ------


The combined operations of our non-bank subsidiary, Monex Financial Services, Inc., accounted for a $13,000 loss to the 1996 Corporation earnings. Monex Investment Company, the main active subsidiary, had an operating loss of $13,000. Monex Investment Corporation ceased operations in December of 1996. Mutual funds, stocks, bonds and annuities will now be available through PrimeVest Financial Services, Inc. By entering into an agreement with one of the nation's largest third-party providers of brokerage products, the Corporation has provided uninterrupted and enhanced customer service. The operation of our holding Corporation did not materially affect the consolidated financial results for 1996, 1995 or 1994.

NET INTEREST INCOME

The largest segment of the Corporation's operating income is net interest income. Net interest income is determined by adding interest and certain fees from earning assets, then subtracting the interest paid on deposits and other funding sources. This may be impacted by changes in volume and mix of earning assets, funding sources, deposits, interest rates, loan demand, and other market factors.

Net interest income for 1996, on a fully taxable equivalent basis, was $3,460,000, an increase of $29,000 over 1995. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1. The effect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2. As shown, net interest income improved in 1996 due to volume increases in earning assets.



TABLE 1 (DOLLARS IN THOUSANDS)                                1996                        1995                        1994
                                                  ---------------------------  -------------------------  --------------------------
                                                            INTEREST  AVERAGE           INTEREST AVERAGE            INTEREST AVERAGE
                                                  AVERAGE    INCOME/   YIELD/  AVERAGE  INCOME/   YIELD/  AVERAGE   INCOME/   YIELD/
                                                  BALANCE   EXPENSE*   RATE*   BALANCE  EXPENSE*  RATE*   BALANCE   EXPENSE*   RATE*

Loans ..........................................  $49,507    $4,455    9.00%   $51,111   $4,683   9.16%   $48,724   $4,207    8.63%
Other earning assets ...........................   21,521     1,448    6.73     18,352    1,189   6.48     20,103    1,223    6.08
                                                  -------    ------            -------   ------           -------   ------
Total earning assets ...........................   71,028     5,903    8.31     69,463    5,872   8.45     68,827    5,430    7.89
Other assets ...................................    5,084                        5,537                      6,084
                                                  -------                      -------                    -------
Total ..........................................  $76,112                      $75,000                    $74,911
                                                  =======                      =======                    =======
Interest bearing liabilities ...................  $57,578   $ 2,443    4.24%   $57,226   $2,441   4.27%   $58,074   $2,135    3.68%
Non interest bearing liabilities and equity ....   18,534   -------             17,774   ------            16,837   ------
                                                  -------                      -------                    -------
Total ..........................................  $76,112                      $75,000                    $74,911
                                                  =======                      =======                    =======
Net interest income ............................            $ 3,460                      $3,431                     $3,295
                                                            =======                      ======                     ======
Net interest margin on earning assets ..........                       4.87%                      4.94%                       4.79%

--------------------

* Fully taxable equivalent basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS



TABLE 2 (IN THOUSANDS)                       1996 COMPARED TO 1995             1995 COMPARED TO 1994
                                        ----------------------------      --------------------------------
CHANGE DUE TO:                          VOLUME       RATE      TOTAL      VOLUME      RATE           TOTAL
Earning assets ......................   $ 54       $ (23)       $ 31      $  92       $ 350          $ 442
Interest bearing liabilities ........     37         (35)          2        (25)        331            306
                                        ----       -----        ----      -----       ----           -----
Total net interest income ...........   $ 17       $  12        $ 29      $ 117       $  19          $ 136
                                        ====       =====        ====      =====       =====          =====

---------------
* Fully taxable equivalent basis.

Yields on assets and rates on funding were lower in 1996 than 1995, reflecting a slightly lower interest rate environment. Average yields on earning assets decreased to 8.31% in 1996 from 8.45% in 1995. Interest bearing liability rates decreased from 4.27% in 1995 to 4.24% in 1996. A greater increase in earning assets than interest paying liabilities combined with slight declines in interest rates resulted in a higher net interest income but a slightly lower interest margin rate of 4.87%, a seven basis point decline over 1995.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; loans 90 days past due, but not considered non-performing; charge offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. No provision for loan losses was recorded in 1996.

A net recovery of $25,000 was achieved in 1996. This is the fourth consecutive year of net recovery. Excellent loan portfolio performance indicates a continued strong mid-Michigan business climate and reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and the 1.97% or $1,020,000 allowance to total loans very strong at year-end 1996.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 1996, non-performing loans totaled $172,000 or .33% of total loans. This represents a 35.34% decrease in classified loans from 1995 levels.



DECEMBER 31,           1996          1995
                     --------      --------
Non-accrual .......  $ 48,000      $ 17,000
90 days or more
past due ..........    70,000       191,000
Renegotiated ......    54,000        58,000
                     --------      --------
Total .............  $172,000      $266,000
                     ========      ========


The renegotiated loans are all in compliance with the modified terms for both periods.

A loan is considered impaired when full collection of principal and interest is not expected. At December 31, 1996 and 1995 there were no impaired loans in the portfolio.

NON INTEREST INCOME

Non interest income (excluding the gain on sale of land in 1995) decreased 15.24%. The decrease is a result of the restructuring of the investment center program. An expanded investment product line and more generous commission sharing is expected to increase commission income in 1997.

NON INTEREST EXPENSE

Non interest expense decreased 8.66% during 1996. Excluding expenses related to Monex, operating expenses decreased 6.17%. This $142,000 improvement is a result of the lower Federal deposit insurance premium assessment and continued efforts to control overhead while maintaining quality service levels. The Bank's deposit insurance is currently assessed at the lowest rate, reflecting a high level of safety and soundness.

INCOME TAX EXPENSE
The 1996 provision for income tax was $434,000, up from $388,000 in 1995. This figure reflects a higher taxable income in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Sources of liquidity include: federal funds sold, investment security maturities, and pay downs. The Bank maintained an average balance of $2,154,000 in Federal Funds sold in 1996. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternate funding source, lower cost for credit services, and an alternate tool to manage interest rate risk. In January of 1996, November of 1995, and February of 1994 the Bank used this source of funding (see Note 10) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow, repayments and maturities of loans, borrowing, and growth in core deposits.

At December 31, 1996 the securities available for sale were valued at $10,100,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 1997.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing


GAP MEASUREMENT                   0-30     31-90  SECOND     THIRD    FOURTH    ANNUAL      1-3       3-5      OVER 5
(DOLLARS IN THOUSANDS)            DAYS     DAYS   QUARTER   QUARTER   QUARTER   TOTAL      YEARS     YEARS     YEARS      TOTAL
                                 -----     ----   -------   -------   -------   -----      -----     -----     -------    -----
ASSETS
Loans .......................  $ 11,958  $ 2,771  $ 5,318   $ 4,660   $ 5,514  $ 30,221   $ 7,023   $ 5,411  $ 15,537   $ 58,192
Loan repayment offset .......      --        --       --       --        --       --         --        --        --       (6,400)
Allowance for loan losses ...      --        --       --       --        --       --         --        --        --       (1,020)
Interest bearing deposits ...       139      --       --       --        --         139      --        --        --          139
Federal funds sold ..........     2,800      --       --       --        --       2,800      --        --        --        2,800
Investments(1) ..............     1,582    2,288    1,376       200     2,622     8,068     6,402     1,548     4,279     20,297
Mortgage-backed repayments ..      --        --       --       --        --       --         --        --        --         (800)
Other non-earning assets ....      --        --       --       --        --       --         --        --        --        5,712
                               --------   ------  -------   -------   -------  --------   -------   -------  --------   --------
Total .......................  $ 16,479  $ 5,059  $ 6,694   $ 4,860   $ 8,136  $ 41,228   $13,425   $ 6,959  $ 19,816   $ 78,920
                               ========  =======  =======   =======   =======  ========   =======   =======  ========   ========

LIABILITIES
Non interest deposits .......  $    526  $ 1,051  $ 1,577   $ 1,577   $ 1,577  $  6,308   $ 4,048   $  --    $   --     $ 10,356
Interest bearing deposits ...     8,251    6,782   11,363     7,307     6,820    40,523    12,438     3,027       165     56,153
Long-term FHLB borrowing ....      --         86      --       --         157       243       442       397       831      1,913
Other liabilities ...........      --        --       --       --        --       --         --        --        --        1,101
Capital .....................      --        --       --       --        --       --         --        --       9,397      9,397
                               --------   ------  -------   -------   -------  --------   -------   -------  --------   --------
Total .......................  $  8,777  $ 7,919  $12,940   $ 8,884   $ 8,554  $ 47,074   $16,928   $ 3,424  $ 10,393   $ 78,920
                               ========  =======  =======   =======   =======  ========   =======   =======  ========   ========
GAP .........................  $  7,702  $(2,860) $(6,246)  $(4,024)  $  (418) $ (5,846)  $(3,503)  $ 3,535  $  9,423   $   --
Cumulative GAP ..............  $  7,702  $ 4,842  $(1,404)  $(5,428)  $(5,846)   (5,846)  $(9,349)  $(5,814) $  3,609       --
GAP ratio ...................       188%      64%      52%       55%       95%       88%       79%      203%      191%      --

------------------
(1) Maturities reflect probable prepayments and calls.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

interest rates. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable rate loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart on the previous page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 1996, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 88%.

The chart shows Capital Directions, Inc.'s GAP position as of December 31, 1996. The Corporation has a liability sensitive position within one year of approximately $5.8 million, which indicates higher net interest income may be earned if rates lower during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity increased $797,000 or 9.30% to $9,365,000 at year end 1996, which represented 11.87% of total assets. This 1996 figure does not include the $32,000, net of tax in net unrealized gains on available for sale securities. At December 31, 1995, the similar ratio of shareholders' equity to total assets was 11.01%. The Corporation has a strong capital position that will meet our needs in 1997.

Regulators established "risk-based" capital guidelines which became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance sheet items, such as loan commitments and standby letters of credit. On December 31, 1996, the Bank had a "risk-based" capital to asset ratio of 19.50%. The ratio exceeds the requirements established by regulatory agencies as shown below.



---------------------------------------------------
CAPITAL                        DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)      RISK-BASED     LEVERAGE
---------------------------------------------------
Actual amount .............  $9,776          $9,150
Actual percent ............   19.50%          12.10%
Required amount ...........  $4,008          $3,028
Required percent ..........    8.00%           4.00%
EXCESS AMOUNT .............  $5,768          $6,122


Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank could pay its parent Corporation. Of the $9,484,000 in risk-based capital, $5,175,000 is available for dividends to the parent Corporation in 1997 (before considering 1997 net income and any changes in risk-based assets). The remaining $4,309,000 is restricted based on the minimum risk-based capital requirements and dividend regulations now in effect.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Corporation are monetary in nature and therefore the Corporation differs greatly from most commercial and industrial companies that have significant investments in fixed assets and inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in interest rates. Management seeks to maintain a balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

             CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS



FOR THE YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                                                            1996      1995
                                                                                                                -------    -------
ASSETS
Cash and non interest bearing deposits .......................................................................  $ 2,538    $ 3,725
Interest bearing deposits ....................................................................................      139       --
Federal funds sold ...........................................................................................    2,800      6,050
                                                                                                                -------    -------
    Total cash and cash equivalents ..........................................................................    5,477      9,775
Securities available for sale ................................................................................   10,100      7,656
Securities held to maturity (fair value of $9,230 in 1996 and $8,261 in 1995) ................................    9,033      8,035
Federal Home Loan Bank (FHLB) stock ..........................................................................      364        364
Total loans ..................................................................................................   51,792     49,684
Less allowance for loan losses ...............................................................................   (1,020)      (995)
                                                                                                                -------    -------
    Net loans ................................................................................................   50,772     48,689
Premises and equipment, net ..................................................................................      567        649
Accrued interest receivable ..................................................................................      502        493
Other assets .................................................................................................    2,105      2,174
                                                                                                                -------    -------
    TOTAL ASSETS ............................................................................................   $78,920    $77,835
                                                                                                                =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
    Non interest bearing .....................................................................................  $10,356    $ 8,853
    Interest bearing .........................................................................................   56,153     57,355
                                                                                                                -------    -------
        Total deposits .......................................................................................   66,509     66,208
  Accrued interest payable ...................................................................................      195        207
  Other liabilities ..........................................................................................      906        946
  Long-term FHLB borrowings ..................................................................................    1,913      1,880
                                                                                                                -------    -------
    Total liabilities ........................................................................................   69,523     69,241
Shareholders' equity
  Common stock: $5 par value, 1,300,000 shares authorized in 1996 and 1995, 297,428
    shares outstanding in 1996 and 1995 ......................................................................    1,487      1,487
  Additional paid-in capital .................................................................................    2,559      2,559
  Retained earnings ..........................................................................................    5,319      4,522
  Net unrealized gain/(loss) on securities available for sale, net of tax of $17 in 1996 and $13 in 1995 .....       32         26
                                                                                                                -------    -------
  Total shareholders' equity .................................................................................    9,397      8,594
                                                                                                                -------    -------
    Total liabilities and shareholders' equity ...............................................................  $78,920    $77,835
                                                                                                                =======    =======

-----------
See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                       1996         1995      1994
                                                                                          -------     -------    -------
INTEREST AND DIVIDEND INCOME
  Loans, including fees ................................................................. $ 4,455     $ 4,683    $ 4,207
  Federal funds sold ....................................................................     115          99         53
  Securities:  Taxable -- available for sale ............................................     621         342        143
               Taxable -- held to maturity ..............................................     269         330        514
               Tax exempt -- held to maturity ...........................................     260         256        326
  Dividends on FHLB stock ...............................................................      29          30         19
  Other interest income .................................................................      20         --         --
                                                                                          -------     -------    -------
      TOTAL INTEREST AND DIVIDEND INCOME ................................................   5,769       5,740      5,262
INTEREST EXPENSE
  Deposits ..............................................................................   2,314       2,393      2,110
  Short-term borrowings .................................................................       1          15          3
  Long-term FHLB borrowings .............................................................     128          33         22
                                                                                          -------     -------    -------
      TOTAL INTEREST EXPENSE ............................................................   2,443       2,441      2,135
                                                                                          -------     -------    -------
NET INTEREST INCOME .....................................................................   3,326       3,299      3,127
Provision for loan losses ...............................................................    --           193         25
                                                                                          -------     -------    -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .....................................   3,326       3,106      3,102
NON INTEREST INCOME
  Service charges on deposits ...........................................................     271         274        302
  Merchant charge card fees .............................................................      25          24         12
  Net gain on sales of securities .......................................................       6        --          --
  Net gain on sales of loans ............................................................      37           5         68
  Gain on sale of land ..................................................................    --           193        --
  Investment commission fees ............................................................     197         364        176
  Other income ..........................................................................     187         186        177
                                                                                          -------     -------    -------
      TOTAL NON INTEREST INCOME .........................................................     723       1,046        735
NON INTEREST EXPENSE
  Salaries and wages ....................................................................   1,175       1,276      1,092
  Pension and other employee benefits ...................................................     269         302        285
  Net occupancy expense of premises .....................................................     155         148        146
  Equipment rentals, depreciation, and maintenance ......................................     208         258        238
  Federal deposit insurance premium assessment ..........................................       2          76        149
  Other operating expenses ..............................................................     670         654        670
                                                                                          -------     -------    -------
      TOTAL NON INTEREST EXPENSE ........................................................   2,479       2,714      2,580
                                                                                          -------     -------    -------
INCOME BEFORE INCOME TAX EXPENSE ........................................................   1,570       1,438      1,257
INCOME TAX EXPENSE ......................................................................     434         388        327
                                                                                          -------     -------    -------
NET INCOME .............................................................................. $ 1,136     $ 1,050    $   930
                                                                                          =======     =======    =======
EARNINGS PER COMMON SHARE ............................................................... $  3.82     $  3.53    $  3.13
                                                                                          =======     =======    =======

---------
See accompanying notes to consolidated financial statements.

        CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS



FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)                                                       1996       1995      1994
CASH FLOWS FROM OPERATING ACTIVITIES
  NET INCOME ...................................................................................... $  1,136   $  1,050   $   930
  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES
     Depreciation .................................................................................      114        121       126
     Provision for loan losses ....................................................................      --         193        25
     Net amortization/accretion on securities .....................................................       83        130       127
     Loans originated for sale ....................................................................     (288)    (2,019)   (2,599)
     Proceeds from loans originated for sale ......................................................      290      2,024     2,620
     Net gain on sales of securities ..............................................................       (6)     --        --
     Net gain on sales of loans originated for sale ...............................................       (2)        (5)      (21)
     Net gain on sales of non-residential loans ...................................................      (35)     --          (47)
     Gain on sale of land .........................................................................      --        (193)    --
     CHANGES IN ASSETS AND LIABILITIES
       Accrued interest receivable ................................................................       (9)         5        (5)
       Accrued interest payable ...................................................................      (12)        37      --
       Other assets ...............................................................................       65        248      (428)
       Other liabilities ..........................................................................      (49)       (44)       98
                                                                                                    --------   --------   -------
                                                                 NET CASH FROM OPERATING ACTIVITIES    1,287      1,547       826
CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale: Purchases .....................................................   (4,328)      (526)     --
                                    Maturities, calls, and principal payments .....................    2,382        743       241
     Securities held to maturity:   Purchases .....................................................   (4,236)    (1,549)   (3,055)
                                    Maturities, calls, and principal payments .....................    2,535      3,227     5,333
     Cash management funds, net sales (purchases) .................................................      138        (55)      (32)
     Proceeds from sales of non-residential loans .................................................    1,099      --        1,189
     Net change in loans ..........................................................................   (3,147)     1,668    (4,474)
     Proceeds from sale of land ...................................................................     --          247     --
     Premises and equipment expenditures ..........................................................      (32)       (21)      (34)
                                                                                                    --------   --------   -------
                                                                 NET CASH FROM INVESTING ACTIVITIES   (5,589)     3,734      (832)
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from long-term FHLB borrowings ......................................................      262      1,500       430
     Repayment of long-term FLHB borrowings .......................................................     (229)       (50)    --
     Net change in deposits .......................................................................      301       (672)     (818)
     Dividends paid ...............................................................................     (330)      (304)     (298)
                                                                                                    --------   --------   -------
                                                                 NET CASH FROM FINANCING ACTIVITIES        4        474      (686)
                                                                                                    --------   --------   -------
NET CHANGE IN CASH AND CASH EQUIVALENTS ...........................................................   (4,298)     5,755      (692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ....................................................    9,775      4,020     4,712
                                                                                                    --------   --------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR .......................................................... $  5,477   $  9,775   $ 4,020
                                                                                                    ========   ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for: Interest ...................................................... $  2,455   $  2,404   $ 2,135
     Income taxes -- federal ...................................................................... $    529   $    373   $   323

--------------
During 1995, $4,168 in securities held to maturity were transferred to securities available for sale. See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY



FOR THE YEARS ENDED                                                                     NET UNREALIZED
DECEMBER 31, 1996,                                                                        GAIN/(LOSS)
1995 AND 1994                                                                            ON SECURITIES
                                                               ADDITIONAL                  AVAILABLE      TOTAL
(IN THOUSANDS, EXCEPT                               COMMON      PAID IN     RETAINED       FOR SALE    SHAREHOLDERS'
PER SHARE DATA)                                      STOCK      CAPITAL      EARNINGS     NET OF TAX      EQUITY
                                                    ------     ----------   ---------   -------------  ------------
BALANCES -- JANUARY 1, 1994 ..................... $   744       $ 2,559      $ 3,893         $  43       $ 7,239
Net income for the year .........................     --            --           930           --            930
Cash dividends ($1 per share) ...................     --            --          (298)          --           (298)
Two-for-one stock split .........................     743           --          (743)          --            --
Net change in unrealized gain/
  (loss) on securities available
  for sale, net of tax of ($115) ................     --            --           --           (223)         (233)
                                                  -------       -------      -------         -----       -------
BALANCES -- DECEMBER 31, 1994 ...................   1,487         2,559        3,782          (180)        7,648
Net income for the year .........................     --            --         1,050           --          1,050
Cash dividends ($1.04 per share) ................     --            --          (310)          --           (310)
Net change in unrealized gain/
  (loss) on securities available
  for sale, net of tax of ($106) ................     --            --           --            206           206
                                                  -------       -------      -------         -----       -------
BALANCES -- DECEMBER 31, 1995 ...................   1,487         2,559        4,522            26         8,594
Net income for the year .........................     --            --         1,136           --          1,136
Cash dividends ($1.14 per share) ................     --            --          (339)          --           (339)
Net change in unrealized gain/
  (loss) on securities available
  for sale, net of tax of $4 ....................     --            --           --              6             6
                                                  -------       -------      -------         -----       -------
BALANCES -- DECEMBER 31, 1996 ................... $ 1,487       $ 2,559      $ 5,319         $  32       $ 9,397
                                                  =======       =======      =======         =====       =======

-------------
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING: Capital Directions, Inc. (the "Company") is a holding company whose wholly-owned subsidiaries include Mason State Bank (the "Bank") and Monex Financial Services, Inc. ("Monex"). Lakeside Insurance Agency is a wholly-owned subsidiary of the Bank. The accounting policies of the Company and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items of income and expense in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

NATURE OF OPERATIONS: The Company provides a broad range of banking and financial services. The Bank operates predominantly in Central Michigan as a commercial bank. The Bank's primary services include accepting retail deposits and making residential, consumer and commercial loans.

CONCENTRATION OF CREDIT RISK: The Company grants loans to and accepts deposits from customers located primarily in its delineated community. The Company also invests in securities issued by local governmental units.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. The allowance for loan losses and fair values of securities and other financial instruments are particularly susceptible to change in the near term.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized.

In November 1995, the Financial Accounting Standards Board issued a special report, A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities ("Guide"). As permitted by the Guide, on December 31, 1995, the Company made a one-time reassessment and transferred securities from the held to maturity portfolio to the available for sale portfolio. At the date of transfer, these securities had an amortized cost of $4,168,000 and increased the unrealized gain on securities available for sale by $10,000 and shareholders' equity by $7,000, net of tax of $3,000.

Gains and losses resulting from the sale of securities are computed by the specific identification method. Premium amortization is deducted from, and discount accretion is added to, interest income from securities using the level-yield method.

The Company also invests in cash management funds which are comprised of U.S. Government securities. These funds are accounted for at fair value.

LOANS HELD FOR SALE: Loans held for sale are reported at the lower of cost or market value in the aggregate.

LOANS: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

When full loan repayment is in doubt, interest income is not reported. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on its regular review of nonperforming assets, as well as loans 90 days or more past due but not considered nonperforming, charge-off and recoveries, growth and portfolio mix of loans, general economic conditions, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)


Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if the loan is collateral dependent. Loans totaling $75,000 or more are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on both accelerated and straight-line methods over asset useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

OTHER REAL ESTATE: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expenses. There were no properties held as other real estate at December 31, 1996 and 1995.

SERVICING RIGHTS: Certain mortgage loans are originated for sale to the secondary market and sold with servicing retained. Effective January 1, 1996, Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," requires capitalizing the rights to service originated mortgage loans and amortizing the asset in proportion to, and over the period of, estimated net servicing revenue. Prior to SFAS No. 122, only purchased mortgage servicing rights were capitalized. The effect of SFAS No. 122 was not material during the year ended December 31, 1996.

INCOME TAXES: Income tax expense is based on the amount of taxes due or refundable plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

STATEMENT OF CASH FLOWS: For the purposes of the cash flow statement, cash and cash equivalents are defined to include cash on hand, noninterest-bearing deposits in other institutions, short-term interest-bearing deposits in other institutions and federal funds sold. Customer loan and deposit transactions, cash management funds, and long-term interest-bearing deposits made with other financial institutions are reported on a net cash flow basis.

EARNINGS PER COMMON SHARE: Earnings per common share is computed based on the weighted average outstanding shares during the year plus common stock equivalents, if dilutive, using the average stock price. The average number of shares was 297,428 in 1996, 1995 and 1994. The earnings and dividends per share amounts have been retroactively adjusted for a two-for-one stock split, declared on December 15, 1994 and paid February 1, 1995.

NEW ACCOUNTING PRONOUNCEMENT: SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The anticipated effect on the consolidated financial statements has not yet been determined.

Also, in March 1997, the accounting requirements for calculating earnings per share were revised. Basic earnings per share for 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be compatible to the new methods. As the Company has not had significant dilution from stock options, the new calculation methods will not significantly affect future basic earnings per share and diluted earnings per share.

RECLASSIFICATIONS: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANKS

To satisfy legal reserve and clearing requirements, non-interest bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $399,000 and $427,000 at year end 1996 and 1995, respectively.

NOTE 3--SECURITIES
Year-end securities were as follows (In thousands):



                                                                           GROSS          GROSS
DECEMBER 31, 1996                                          AMORTIZED     UNREALIZED     UNREALIZED     FAIR
AND 1995                                                     COST          GAINS          LOSSES       VALUE
                                                           ---------     ----------     ----------     -----
AVAILABLE FOR SALE
1996:
     Obligations of U.S. Government agencies .............. $ 4,568        $  50         $  (13)       $ 4,605
     Corporate securities .................................   5,483           31            (19)         5,495
                                                            -------        -----         ------        -------
         TOTALS ........................................... $10,051        $  81         $  (32)       $10,100
                                                            =======        =====         ======        =======
1995:
     Obligations of U.S. Government agencies .............. $ 3,449        $  30         $   (1)       $ 3,478
     Corporate securities .................................   4,030           21            (11)         4,040
     Equity securities ....................................     138          --             --             138
                                                            -------        -----         ------        -------
     TOTALS ............................................... $ 7,617        $  51         $  (12)       $ 7,656
                                                            =======        =====         ======        =======
HELD TO MATURITY
1996:
     Obligations of U.S. Government agencies .............. $ 3,497        $  71         $   (1)       $ 3,567
     Obligations of states and political subdivisions .....   5,482          127            --           5,609
     Collateralized mortgage obligations ..................      54          --             --              54
                                                            -------        -----         ------        -------
         TOTALS ........................................... $ 9,033        $ 198         $   (1)       $ 9,230
                                                            =======        =====         ======        =======
1995:
     Obligations of U.S. Government agencies .............. $ 2,175        $  78         $  --         $ 2,253
     Obligations of states and political subdivisions .....   5,630          147            --           5,777
     Collateralized mortgage obligations ..................     230            1            --             231
                                                            -------        -----         ------        -------
         TOTALS ........................................... $ 8,035        $ 226         $  --         $ 8,261
                                                            =======        =====         ======        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

The amortized cost and fair values of securities at year end 1996 by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.



                                                     AVAILABLE FOR SALE     HELD TO MATURITY
(IN THOUSANDS)                                       AMORTIZED    FAIR     AMORTIZED    FAIR
                                                       COST       VALUE       COST      VALUE
---------------------------------------------------  ---------   ------    ---------   -------
Due in one year or less ...........................  $ 2,230     $ 2,226    $ 1,121    $ 1,126
Due from one to five years ........................    4,749       4,770      2,235      2,273
Due from five to 10 years .........................    1,038       1,025        991      1,033
Due after 10 years ................................     --          --        1,135      1,177
                                                     -------     -------    -------    -------
                                                     $ 8,017     $ 8,021    $ 5,482    $ 5,609
Collateralized mortgage obligations
     Variable rate ................................     --          --           54         54
U.S. Government mortgage backed securities
     Fixed rate ...................................     --          --        2,902      2,953
     Variable rate ................................    2,034       2,079        595        614
                                                     -------     -------    -------    -------
     Totals .......................................  $10,051     $10,100    $ 9,033    $ 9,230
                                                     =======     =======    =======    =======

Net sales of mutual funds were $138,000 in 1996. Net purchases of mutual funds were $55,000 in 1995 and $32,000 in 1994. No gains or losses were realized on mutual fund sales in 1996, 1995 or 1994.

During 1996, $323,775 of securities classified as held to maturity were sold under the safe harbor provision rules of SFAS No. 115. Gross gains of $6,000 were realized on these sales. For purposes of the Consolidated Statements of Cash Flows, these sales have been included as part of maturities of securities held to maturity. There were no sales of securities in 1995 or 1994.

Securities with a book value of approximately $5,154,000 and $4,862,000 at year end 1996 and 1995 were pledged to secure public deposits, long-term FHLB borrowings and for other purposes as required or permitted by law.


NOTE 4--LOANS
Year-end loans were as follows:



(IN THOUSANDS)                                    1996             1995
                                                -------          -------
Commercial and agricultural ..................  $ 4,453          $ 5,869
Real estate mortgage .........................   43,600           37,927
Installment ..................................    3,739            5,888
                                                -------          -------
   TOTAL LOANS ...............................  $51,792          $49,684
                                                =======          =======


Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:



(IN THOUSANDS)                            1996         1995
Balance January 1 ..................    $1,490       $1,375
New loans ..........................       110          445
Repayments .........................      (297)        (330)
                                        ------       ------
BALANCE DECEMBER 31 ................    $1,303       $1,490
                                        ======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994) CONTINUED

NOTE 5--ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)   1996       1995      1994
-----------------------------------------------  ------     ------    ------
Balance -- beginning of period ................  $  995     $  792    $  756
Provision for loan losses .....................     --         193        25
Loans charged-off .............................     (68)       (40)      (49)
Recoveries ....................................      93         50        60
                                                 ------     ------    ------
  BALANCE -- END OF PERIOD ....................  $1,020     $  995    $  792
                                                 ======     ======    ======

During 1996 and 1995, the Company had no loans which were impaired as defined under the provisions of SFAS Nos. 114 and 118

NOTE 6--PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:



FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)        1996        1995
-----------------------------------------------      -------     -------
Land .............................................   $    86     $    86
Buildings and improvements .......................       909         899
Furniture and equipment ..........................     2,071       2,049
                                                     -------     -------
  Total cost .....................................     3,066       3,034
Less accumulated depreciation ....................    (2,499)     (2,385)
                                                     -------     -------
  PREMISES AND EQUIPMENT, NET ....................   $   567     $   649
                                                     =======     =======

NOTE 7--INTEREST BEARING DEPOSITS

Year-end interest bearing deposits were as follows:

FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)       1996        1995
-----------------------------------------------      -------     -------
Interest bearing demand .........................    $ 9,083     $11,698
Savings .........................................     16,969      17,192
Time
     In denominations less than $100,000 ........     20,883      21,924
     In denominations of $100,000 or more .......      9,218       6,541
                                                     -------     -------
       TOTAL INTEREST BEARING DEPOSITS ..........    $56,153     $57,355
                                                     =======     =======

At year end 1996, stated maturities of time deposits were as follows:

(IN THOUSANDS)
--------------------------------------    -------
1997 .................................    $20,424
1998 .................................      4,499
1999 .................................      3,891
2000 .................................        740
2001 .................................        382
Thereafter ...........................        165
                                          -------
   TOTAL .............................    $30,101
                                          =======

-----------------
Related party deposits totaled approximately $1,375,000 at year end 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

NOTE 8--LONG-TERM FHLB BORROWINGS

Advances at year end were (In thousands):

FOR THE YEARS ENDED DECEMBER 31,                           1996       1995
-------------------------------------------------------   ------     -------
5.67% FHLB advance, due February 15, 2001 .............   $  327      $  380
6.21% FHLB advance, due November 15, 2002 .............      521         600
6.24% FHLB advance, due November 15, 2002 .............      803         900
5.88% FHLB advance, due January 15, 2003 ..............      262         --
                                                          ------      ------
     TOTAL LONG-TERM FHLB BORROWINGS ..................   $1,913      $1,880
                                                          ======      ======

-------------
Securities safekept at the FHLB, with a carrying value of approximately $2,400,000 at year end 1996, are pledged as collateral for these advances.

At year end 1996, scheduled principal reductions on these advances were:

(IN THOUSANDS)
1997 ........................  $  243
1998 ........................     228
1999 ........................     214
2000 ........................     203
2001 ........................     194
Thereafter ..................     831
                               ------
   TOTAL ....................  $1,913
                               ======

-----------
All notes have a prepayment penalty based upon the present value of the lost cash flow to the FHLB.

NOTE 9--INCOME TAX
Income tax expense consists of (In thousands):

FOR THE YEARS ENDED DECEMBER 31,                     1996      1995     1994
--------------------------------                   ------    ------    ------
Taxes currently payable .........................  $  477    $  458    $  338
Deferred benefit ................................     (43)      (70)      (11)
                                                   ------    ------    ------
    TOTAL INCOME TAX EXPENSE ....................  $  434    $  388    $  327
                                                   ======    ======    ======

Year-end deferred tax assets and liabilities consist of (In thousands):

AT DECEMBER 31,                                                                    1996      1995     1994
--------------                                                                   -------   -------  --------
Deferred tax assets:
  Net unrealized loss on securities available for sale .......................   $  --     $  --     $  93
  Allowance for loan losses ..................................................      230       230      164
  Deferred compensation ......................................................      273       229      184
  Deferred loan fees .........................................................        7        12        7
  Other ......................................................................        4         3        2
                                                                                 ------    ------    -----
                                                                                    514       474      450
Deferred tax liabilities:
  Fixed assets ...............................................................      (40)      (46)     (52)
  Net unrealized gain on securities available for sale .......................      (17)      (13)     --
  Deferred gain on installment sale ..........................................      (45)      (46)     --
  Other ......................................................................      (25)      (21)     (14)
                                                                                 ------    ------    -----
                                                                                   (127)     (126)     (66)
                                                                                 ------    ------    -----
    NET DEFERRED TAX ASSETS ..................................................   $  387    $  348    $ 384
                                                                                 ======    ======    =====

----------
An allowance against deferred tax assets has not been recorded for 1996, 1995, or 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995,
AND 1994)

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:



AT DECEMBER 31, (IN THOUSANDS)                        1996     1995    1994
---------------------------------------------        ------   ------  ------
Statutory rate .................................        34%      34%     34%
Income tax computed at statutory rate ..........     $ 534    $ 489     427
Tax effect of: Nontaxable income ...............       (78)     (77)   (102)
       Other ...................................       (22)     (24)      2
                                                     -----    -----   -----
   TOTAL .......................................     $ 434    $ 388   $ 327
                                                     =====    =====   =====



NOTE 10--RETIREMENT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $43,000 in 1996, $45,000 in 1995 and $49,000 in 1994.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $37,000 in 1996, $34,000 in 1995 and $23,000 in 1994.

An incentive stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Under the plan, up to 20,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003.

In 1994, no options were granted. Options totaling 2,000 shares were granted at an option price of $36 per share in 1996 and options totaling 2,000 shares were granted at an option price of $25.50 per share in 1995. Options totalling 4,000 shares remain outstanding at December 31, 1996. No options were exercisable at year end 1996.

SFAS No. 123, "Accounting for Stock-Based Compensation," became effective for 1996 and requires proforma disclosures for stock-based compensation awarded after December 15, 1995 for companies that do not adopt its fair value accounting method for stock-based compensation. The proforma effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for 1996 and 1995. In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase.

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $105,000 in 1996, $96,000 in 1995 and $86,000 in 1994. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.

NOTE 11--OTHER OPERATING EXPENSES

Other operating expenses consist of (In thousands):



AT DECEMBER 31,                                    1996     1995    1994
---------------                                   -----    -----   -----
Supplies .......................................  $  51    $  60   $  51
State taxes ....................................     68       82      74
Deferred compensation ..........................    105       96      86
Other expense ..................................    446      416     459
                                                  -----    -----   -----
    TOTAL ......................................  $ 670    $ 654   $ 670
                                                  =====    =====   =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

NOTE 12--COMMITMENTS AND CONTINGENCIES

Periodically, in the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and guarantees, which are not reflected in the accompanying consolidated financial statements. The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans, standby letters of credit, and financial guarantees is represented by the contractual amount of those instruments. The same credit policy to make commitments is followed for those loans recorded in the consolidated financial statements.

The contract amounts of these financial instruments (in thousands) are as follows at year end:



                                  1996        1995
                                --------    -------
Unused lines
 of credit .................    $ 5,565     $ 4,665
Commitments
 to make loans .............        328         284
Standby letters
 of credit .................        315         340



Commitments are generally made at variable rates, primarily tied to NBD's prime rate, with maximum commitment periods generally around 365 days. Since many of the commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon the exercise of the commitments is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits and other items. In management's opinion, these commitments represent normal banking transactions and no material losses are expected to result.

NOTE 13--REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:


                                  Capital To      Tier 1
                                 Risk-Weighted  Capital To
                                    Assets       Average
                                Total   Tier 1    Assets
                                -----   ------  ----------
Well capitalized                 10%      6%         5%
Adequately capitalized            8%      4%         4%
Undercapitalized                  6%      3%         3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

At year end, Bank actual capital levels and minimum required levels (in thousands) were:


                                                                                                            Minimum Required
                                                                                                                To Be Well
                                                                                    Minimum Required       Capitalized Under
                                                                                      For Capital          Prompt Corrective
                                                                 Actual            Adequacy Purposes       Action Regulations
                                                         Amount       Ratio        Amount       Ratio      Amount        Ratio
                                                        --------     ------       --------    -------     ---------    -------
1996
     Total capital (to risk weighted assets) .........  $ 9,776       19.5%       $ 4,008        8.0%      $ 5,010       10.0%
     Tier 1 capital (to risk weighted assets) ........    9,150       13.3          2,004        4.0         3,006        6.0
     Tier 1 capital (to average assets) ..............    9,150       12.1          3,028        4.0         3,785        5.0
1995
     Total capital (to risk weighted assets) .........  $ 8,995       17.7%       $ 4,071        8.0%      $ 5,088       10.0%
     Tier 1 capital (to risk weighted assets) ........    8,359       16.4          2,035        4.0         3,053        6.0
     Tier 1 capital (to average assets) ..............    8,359       11.3          2,966        4.0         3,707        5.0

The Bank was considered well capitalized at year end 1996 and 1995.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year end 1996, the Bank could pay approximately $5,175,000 in dividends to the parent company without prior regulatory approval.

NOTE 14--FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair values for cash and cash equivalents, demand and savings deposits, short-term borrowings, accrued interest, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or time deposits and for variable rate loans or time deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. Fair value of loans held for sale is based on market estimates. The fair value of debt is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or cost that would currently be charged to enter into or terminate such arrangements and are not material to this presentation.

The estimated year-end fair values of financial instruments were as follows:

                                                            1996                      1995
(IN THOUSANDS)                                       CARRYING    ESTIMATED     CARRYING   ESTIMATED
                                                      VALUE     FAIR VALUE      VALUE    FAIR VALUE
--------------------------------------------------  --------    ----------     -------   ----------
Financial assets
  Cash and cash equivalents ......................   $ 5,477     $ 5,477        $ 9,775    $ 9,775
  Securities available for sale ..................    10,100      10,100          7,656      7,656
  Securities held to maturity ....................     9,033       9,230          8,035      8,261
  Loans, net of allowance for loan losses ........    50,772      51,448         48,689     48,817
  Accrued interest receivable ....................       502         502            493        493
Financial liabilities
  Deposits .......................................   (66,509)    (66,798)       (66,208)   (66,342)
  Long-term FHLB borrowings ......................    (1,913)     (1,889)        (1,880)    (1,872)
  Accrued interest payable .......................      (195)       (195)          (207)      (207)


While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1996, 1995, AND 1994)

CONDENSED STATEMENTS OF INCOME--DECEMBER 31,
(IN THOUSANDS)                                                                                1996       1995      1994
---------------------------------------------                                               -------   --------   --------
OPERATING INCOME
     Dividends from Mason State Bank .....................................................  $   420    $   351    $   337
     Dividends from Monex Financial Services, Inc. .......................................      --           3        --
                                                                                            -------    -------    -------
     Total operating income ..............................................................      420        354        337
OPERATING EXPENSES
     Wages and benefits ..................................................................       68         17        --
     Other expenses ......................................................................       (6)         4          9
                                                                                            -------    -------    -------
     Total operating expenses ............................................................       62         21          9
INCOME BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF
     SUBSIDIARIES ........................................................................      358        333        328
Equity in undistributed net income of Mason State Bank ...................................      791        709        609
Equity in undistributed net income (loss) of Monex Financial Services, Inc. ..............      (13)         8         (7)
                                                                                            -------    -------    -------
     Total equity in undistributed net income of subsidiaries ............................      778        717        602
                                                                                            -------    -------    -------
     NET INCOME ..........................................................................  $ 1,136    $ 1,050    $   930
                                                                                            =======    =======    =======


CONDENSED STATEMENTS OF CASH FLOWS--DECEMBER 31,
(IN THOUSANDS)                                                                                1996      1995       1994
---------------------------------------------                                               -------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income ..........................................................................  $ 1,136    $ 1,050    $   930
     ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     FROM OPERATING ACTIVITIES
       Equity in undistributed net income of subsidiaries ................................     (778)      (717)      (602)
       Change in other assets ............................................................      (19)       (40)         1
                                                                                            -------    -------    -------
Net cash from operating activities .......................................................      339        293        329
                                                                                            -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
     Investment in Monex Financial Services, Inc. ........................................      --         --         (40)
                                                                                            -------    -------    -------
Net cash from investing activities .......................................................      --         --         (40)
                                                                                            -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends paid ......................................................................     (330)      (304)      (298)
                                                                                            -------    -------    -------
Net cash from financing activities .......................................................     (330)      (304)      (298)
                                                                                            -------    -------    -------
NET CHANGE IN CASH AND CASH EQUIVALENTS ..................................................        9        (11)        (9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........................................        5         16         25
                                                                                            -------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................................................  $    14    $     5    $    16
                                                                                            =======    =======    =======



items at year end 1996 or 1995, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year end 1996 and 1995 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained workforce, customer goodwill and similar items.

NOTE 15--CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION



CONDENSED BALANCE SHEETS DECEMBER 31,
(IN THOUSANDS)                               1996      1995
-------------------------------------       ------    -----
ASSETS
 Cash, due from banks,
 and other cash equivalents .........        $    14    $     5
 Investment in Mason
 State Bank .........................          9,128      8,385
 Investment in Monex
 Financial Services, Inc. ...........            151        164
 Other assets .......................            139        120
                                             -------    -------
   TOTAL ASSETS .....................        $ 9,486    $ 8,674
                                             =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
  Dividends payable .................        $    89    $    80
 Shareholders' equity ...............          9,397      8,594
   TOTAL LIABILITIES AND                     -------    -------
   SHAREHOLDERS' EQUITY .............        $ 9,486    $ 8,674
                                             =======    =======

REPORT OF INDEPENDENT AUDITORS


[CROWE, CHIZEK LOGO]


Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



                                               /s/ Crowe, Chizek and Company LLP
                                               Crowe, Chizek and Company LLP


Grand Rapids, Michigan
February 12, 1997

                        THE MISSION OF MASON STATE BANK

                     IS TO OPERATE AS A FINANCIAL SERVICES

                      ORGANIZATION IN A SAFE, SECURE, AND

                         ETHICAL MANNER AND TO PRODUCE

                     SUPERIOR RETURNS FOR OUR SHAREHOLDERS.



                       THIS WILL BE ACCOMPLISHED BY BEING

                         CUSTOMER FOCUSED AND PROVIDING

                         QUALITY SERVICES AND PRODUCTS

                      DELIVERED THROUGH A STAFF OF HIGHLY

                      TRAINED AND MOTIVATED PROFESSIONALS.