Form 10-K405, Exhibit 13
period 1997-12-31
CAPITAL DIRECTIONS INC
filed 1998-03-31
CIK 830157

                                                               EXHIBIT 13


                            Capital Directions, Inc.
                               Annual Report 1997

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

                               Table of Contents


                  A message from the President
                  & CEO ..................................       i

                  Shareholder returns 1991-1997 ..........       1

                  Financial highlights                           2
                  Stock and shareholder information ......       2

                  Management, officers, and directors ....       3

                  Market for common stock and
                  related security holder matters ........       3

                  Selected financial data ................       4

                  Management's discussion and analysis
                  of financial condition and results
                  of operations ..........................     5-9

                  Report of independent auditors .........      10

                  Capital Directions, Inc.
                  consolidated balance sheets ............      11

                  Capital Directions, Inc.
                  consolidated statements of income ......      12

                  Capital Directions, Inc.
                  consolidated statements of cash flows ..      13

                  Capital Directions, Inc.
                  consolidated statements of changes
                  in shareholders' equity ................      14

                  Notes to consolidated financial
                  statements (December 31, 1997,
                  1996, and 1995) ........................   15-25

                  1997 Highlights ........................      26

A message from the President & CEO

Nineteen ninety-seven was another record year for Mason State Bank and Capital Directions, Inc. (CDI). Net income of $1,235,000 represents the highest earnings in the Corporation's history. Basic earnings per share were $2.08 in 1997 compared to $1.91 in 1996. A return on average shareholders' equity (ROE) of 12.47% and return on average total assets (ROA) of 1.56% represents continued solid operating performance.

[Photo of Timothy P. Gaylord]

The strong performance of CDI stock in the marketplace resulted in a two-for-one stock split in the form of a 100% stock dividend. The stock split was declared by the Board of Directors on October 16, 1997. As a result, shareholders of record as of November 3 received one additional share of CDI common stock, par value $5.00, for each whole share of common stock held, payable December 1, 1997.


Capital levels are determined based on many factors, including regulatory requirements, costs of alternative sources of capital, prevailing interest rates, perceived credit risks and liquidity needs. Capital Directions, Inc. continues to maintain a strong capital position. The combination of a strong capital position and an excellent earnings record has earned Mason State Bank continual Bauer 5-star ratings. Even more impressive, in 1997, the Bank was named one of the highest rated banks in America by Sheshunoff Business Information Group. To receive these honors, the Bank's performance ratios for capital adequacy, asset quality, earnings and liquidity were at the top of its asset size peer group.


Net interest income increased 6.73% or $224,000 above 1996 levels. This was due primarily to a 18.42% growth in the loan portfolio. The impressive increase was accomplished while adhering to approved underwriting guidelines and maintaining a quality loan portfolio. In addition, a net loan recovery was achieved for the fifth consecutive year.


PRIMEVEST came on line in November. Customer response has been positive and we expect to see a sizable improvement in brokerage fee income in 1998. Our investment in Michigan Bankers Title Company of Mid Michigan, LLC has proven to be an excellent strategic decision. After only ten months of operation over 100% of our initial investment has been returned to the Corporation. We will continue to selectively add insurance services to our product mix.


In 1997, investments were made in new technology to improve cash management services. Systems and programming for the Year 2000 are currently undergoing careful scrutiny. This initiative resulted in a substantial investment to upgrade check processing technology. In addition, Bank management continues to study the best method of offering Internet banking once the issue of security is resolved.


Ultimately, the performance of a company is measured by its ability to increase shareholder value over time. And 1997 proved to be an especially good year for our shareholders! Due to continued improvement in earnings, CDI increased dividends paid by 23% over 1996 levels. This performance, coupled with a strong stock market and specifically banks stocks, allowed shareholders to watch as the value of their stock increased from $21.75 at December 31, 1996 (figure adjusted for stock split) to $30.00 at December 31, 1997. This increase, combined with the dividend yield, provided an annualized return of 42.53%. This is an excellent return, and even more outstanding is that those taking advantage of the dividend reinvestment program since December 31, 1992 have received an annually compounded rate of return of 30.58%. As the following chart illustrates, an investment in Capital Directions, Inc. common stock has historically proven to be a good one!

Sincerely,

/s/ Timothy P. Gaylord
Timothy P. Gaylord, President & CEO

Capital Directions, Inc. and Mason State Bank

I would like to personally thank Terry Shultis for his many years of service to Capital Directions, Inc. and Mason State Bank.

-------------------------------------------------------------------
Capital Directions, Inc.
stock performance                               [Bar Chart]

Shareholders taking advantage of the        $10,000     $37,970
dividend reinvestment program               12/31/92    12/31/97
experienced an overall annual
compounded rate of return of
30.58% since December of 1992.
-------------------------------------------------------------------

Shareholder returns 1991-1997

      [Bar Chart]

Net Income (In thousands)
1991   $  678
1992   $  835
1993   $  869
1994   $  930
1995   $1,050
1996   $1,136
1997   $1,235

      [Bar Chart]

Return on Equity (ROE)
1991  11.54%
1992  13.10%
1993  12.62%
1994  12.48%
1995  12.71%
1996  12.67%
1997  12.47%

      [Bar Chart]

Return on Assets (ROA)
1991   .85%
1992  1.10%
1993  1.14%
1994  1.24%
1995  1.40%
1996  1.49%
1997  1.56%

      [Bar Chart]

Book Value Per Share
(Retroactively adjusted for stock splits)
1991  $10.23
1992  $11.14
1993  $12.17
1994  $12.86
1995  $14.45
1996  $15.80
1997  $17.17

      [Bar Chart]

Shareholders' Equity to Total Assets
1991   7.69%
1992   8.47%
1993   9.52%
1994  10.05%
1995  11.04%
1996  11.91%
1997  12.78%

Financial highlights



                                                                         Change   Change
                                               1997          1996        Amount  Percent
                                        -----------   -----------     ---------  -------

INCOME STATEMENT
Net interest income ..................  $ 3,550,000   $ 3,326,000     $224,000     6.73
Net income ...........................    1,235,000     1,136,000       99,000     8.71
Basic earnings per share(1), (2)......         2.08          1.91          .17     8.90
Cash dividend declared(1) ............         0.70          0.57          .13    22.81

RATIOS
Return on average shareholders' equity        12.47%        12.67%
Return on average assets .............         1.56          1.49
Average shareholders' equity as a
percentage of average assets .........        12.47         11.78

BALANCE SHEET
Total assets .........................  $79,957,000   $78,920,000   $1,037,000     1.31
Total earning assets .................   75,452,000    74,228,000    1,224,000     1.65
Total loans, net .....................   60,299,000    50,772,000    9,527,000    18.76
Total deposits .......................   64,421,000    66,509,000   (2,088,000)   (3.14)
-------------------------------------------------------------------------------

(1) A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Earnings and dividends per share figures have been restated to give retroactive effect to this split.
(2) Restated to reflect adoption of FFAS No. 128 on December 31, 1997.


            The 1-year
   annualized return on Capital
Directions, Inc. stock was 42.53%

            The 5-year
   annualized return on Capital
Directions, Inc. stock was 30.58%


Stock and shareholder information

STOCK TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

AUTOMATIC DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

Participating Capital Directions, Inc. shareholders take the opportunity to reinvest the cash dividends paid on their shares to purchase additional shares of Capital Directions, Inc. common stock. Participants may also purchase additional shares through cash payment without paying fees or commissions.

DIRECT DEPOSIT

The Corporation continues to provide convenient services to meet your needs. For quick transfer and availability, your cash dividends may be deposited directly into your Mason State Bank checking, savings, or money market account. To learn more about the Automatic Dividend Reinvestment and Stock Purchase Plan, or to initiate direct deposit of your cash dividends, please contact Kimberly A. Dockter, CPS, Executive Secretary, at (517) 676-0500.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 1997 will be held at the Ingham County Community Building, 700 East Ash Street, Mason, Michigan on Thursday, April 23, 1998 at 5:30 p.m.

HOW TO ORDER FORM 10-K

The Corporation's 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P.O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

                                                                               3
Capital Directions, Inc. board of directors and officers


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

TIMOTHY P. GAYLORD
President & Chief Executive Officer, Capital Directions, Inc.

GEORGE A. SULLIVAN
Secretary, Capital Directions, Inc., Attorney

MARVIN B. OESTERLE
Partner, Golden Acres Farms and Oesterle Brothers Seed Corn

PAULA JOHNSON
Co-owner, Vision Real Estate Company


OFFICERS

DOUGLAS W. DANCER, Chairman

GERALD AMBROSE, Vice Chairman

TIMOTHY P. GAYLORD, President & Chief Executive Officer

GEORGE A. SULLIVAN, Secretary

LOIS A. TOTH, Treasurer



Mason State Bank management

TIMOTHY P. GAYLORD
President & Chief Executive Officer

THOMAS L. PETERSON
Senior Vice President, Retail Banking

KATHLEEN BAKER
Vice President, Mortgage Loans

JEFF KUMFER
Vice President, Commercial Loans

JOANNE BOWERMAN
Assistant Vice President, Operations

MELANIE J. GREENE
Assistant Vice President, Director
of Marketing

ELIZABETH J. LUTTRELL
Assistant Vice President, Human Resources & Security

LOIS A. TOTH
Controller

VIRGINIA TAYLOR
Auditor & Compliance Officer

THELMA HINES
Customer Services Officer



Market for common stock and related security holder matters

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Everen Securities, Dean Witter Reynolds, Inc., and Roney & Co. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 1997, there were approximately 411 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $415,000 declared in 1997 and $339,000 in 1996.


                                  First   Second    Third   Fourth
                                Quarter  Quarter  Quarter  Quarter
                                -------  -------  -------  -------
1997
High .........................   $21.88   $22.07   $24.25   $30.00
Low ..........................    20.75    20.75    21.50    21.50
Dividend per share declared ..     0.16     0.17     0.18     0.19

1996
High .........................   $18.75   $20.00   $20.75   $21.75
Low ..........................    17.25    19.00    19.50    20.88
Dividend per share declared ..     0.13     0.14     0.15     0.15
------------------------------------------------------------------

A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997.
Earnings, dividends, book value and price per share figures have been restated to give retroactive effect to this split.

Selected financial data

(In thousands, except per share data)
                                           1997       1996       1995       1994       1993
                                       --------   --------   --------   --------   --------
SUMMARY OF OPERATIONS
Interest and dividend income ........  $  6,144   $  5,769   $  5,740   $  5,262   $  5,535
Interest expense ....................     2,594      2,443      2,441      2,135      2,462
                                       --------   --------   --------   --------   --------
Net interest income .................     3,550      3,326      3,299      3,127      3,073
Provision for loan losses ...........        --         --        193         25         63
Non interest income .................       516        723      1,046        735        848
Non interest expense ................     2,340      2,479      2,714      2,580      2,703
                                       --------   --------   --------   --------   --------
Income before income
 tax expense ........................     1,726      1,570      1,438      1,257      1,155
Income tax expense ..................       491        434        388        327        286
                                       --------   --------   --------   --------   --------
Net income ..........................  $  1,235   $  1,136   $  1,050   $    930   $    869
                                       ========   ========   ========   ========   ========
PER SHARE(1)
Average shares outstanding ..........   594,926    594,856    594,856    594,856    594,856
Basic earnings(2) ...................  $   2.08   $   1.91   $   1.77   $   1.56   $   1.46
Diluted earnings(2) .................      2.07       1.90       1.76       1.56       1.46
Dividends declared ..................      0.70       0.57       0.52       0.50       0.50
Book value ..........................     17.17      15.80      14.45      12.86      12.17
RATIOS BASED ON NET INCOME
Net income to average
 shareholders' equity ...............     12.47%     12.67%     12.71%     12.48%     12.62%
Net income to average
 assets .............................      1.56       1.49       1.40       1.24       1.14
BALANCE SHEET
Assets ..............................  $ 79,957   $ 78,920   $ 77,835   $ 76,112   $ 76,027
Net loans ...........................    60,299     50,772     48,689     50,550     47,245
Federal funds sold/money
 market investments .................        --      2,800      6,050        800      2,250
Securities ..........................    14,118     19,497     16,055     17,713     20,665
Deposits ............................    64,421     66,509     66,208     66,880     67,698
Long-term Federal Home
 Loan Bank borrowings ...............     3,670      1,913      1,880        430         --
Shareholders' equity ................    10,216      9,397      8,594      7,648      7,239
-------------------------------------------------------------------------------------------

(1) A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Also, a 2-for-1 stock split was declared on the common stock December 15, 1994, and paid February 1, 1995. Average shares outstanding, earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to these splits.

(2) Restated to reflect adoption of FFAS No. 128 on December 31, 1997.

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

Capital Directions, Inc. a one-bank holding company, commenced operations on July 22, 1988. This was facilitated by the acquisition of 100% of the outstanding shares of Mason State Bank in an exchange of common stock.

The Corporation is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities that will have such effect if implemented.

PERFORMANCE SUMMARY

In 1997, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,235,000. This is an increase of 8.71% over the previous year. Basic earnings per share were $2.08 in 1997 compared to $1.91 in 1996. In 1997, return on average assets increased to 1.56% from 1.49% in 1996. Return on average shareholders' equity was 12.47% down from 12.67% in 1996. As of December 31, 1997 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale, was 12.6%, up from 12.1% the prior year and well in excess of the minimum required by regulatory authorities.

The following table provides a summary of the factors impacting net income in 1997 compared to the same components in 1996:

(In thousands)
1996 NET INCOME .................  $    1,136
Increase (decrease) in net income
 Interest income ................         375
 Interest expense ...............        (151)
 Provision for loan losses ......           0
 Non interest income ............        (207)
 Non interest expense ...........         139
 Income taxes ...................         (57)
                                   -----------
1997 NET INCOME                    $    1,235
----------------------------------------------

The operation of our holding Corporation did not materially affect the consolidated financial results for 1997, 1996 or 1995.

NET INTEREST INCOME

The largest segment of the Corporation's operating income is net interest income. Net interest income is determined by adding interest and certain fees from earning assets, then subtracting the interest paid on deposits and other funding sources. This may be impacted by changes in volume and mix of earning assets, funding sources, deposits, interest rates, loan demand, and other market factors. Net interest income for 1997, on a fully taxable equivalent basis, was $3,671,000, an increase of $211,000 over 1996. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1 on the following page. The effect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2 on the following page. As shown, net interest income improved in 1997 generally due to volume increases in earning assets.

Yields on assets and rates on funding were higher in 1997 than 1996, reflecting a slightly higher interest rate environment. Average yields on earning assets increased to 8.51% in 1997 from 8.31% in 1996. Interest bearing liability rates increased from 4.24% in 1996 to 4.39% in 1997. An increase of 3.63% in earnings assets compared to a 2.59% increase in interest paying liabilities combined with the increase in interest rates resulted in a higher net interest income as well as a twelve basis point increase in net interest margin over 1996.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; loans 90 days past due, but not considered non-performing; charge offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. No provision for loan losses was recorded in 1997 or 1996.

A net recovery of $15,000 was achieved in 1997. This is the fifth consecutive year of net recovery. Excellent loan portfolio performance indicates a continued strong mid-Michigan business climate and reflects attention to underwriting standards as well as consis-

Table 1

(Dollars in thousands)
                               1997                     1996                      1995
                             Interest Average         Interest Average         Interest Average
                     Average Income/  Yield/  Average Income/  Yield/  Average Income/  Yield/
                     Balance Expense*  Rate*  Balance Expense*  Rate*  Balance Expense*  Rate*
                     ------- -------- ------- ------- -------- ------- ------- -------- -------
Loans .............  $54,870  $4,962  9.04%   $49,507  $4,455  9.00%   $51,111  $4,683  9.16%
Other
 earning
 assets ...........   18,733   1,303  6.96     21,521   1,448  6.73     18,352   1,189  6.48
                    -------- -------  ----    ------- -------  ----    -------  ------  ----
Total
 earning
 assets ...........   73,603   6,265  8.51     71,028   5,903  8.31     69,463   5,872  8.45
Other
 assets ...........    5,784                    5,084                    5,537
                    --------                  -------                  -------
Total ............. $ 79,387                  $76,112                  $75,000
                    ========                  =======                  =======
Interest
 bearing
 liabilities ...... $ 59,070 $ 2,594  4.39%   $57,578 $ 2,443  4.24%   $57,226 $ 2,441  4.27%
                             -------                  -------                  -------
Non interest
 bearing
 liabilities
 and
 equity ...........   20,317                   18,534                   17,774
                    --------                  -------                  -------
Total ............. $ 79,387                  $76,112                  $75,000
                    ========                  =======                  =======
Net interest
 income ...........          $ 3,671                  $ 3,460                  $ 3,431
                             =======                  =======                  =======
Net interest
 margin on
 earning
 assets ...........                   4.99%                    4.87%                    4.94%
--------------------------------------------------------------------------------------------

* Fully taxable equivalent basis.


Table 2


                               1997 compared to 1996    1996 compared to 1995
(Dollars in thousands)
       CHANGE DUE TO:          Volume   Rate   Total    Volume   Rate   Total
                               ------  -----   -----    ------   ----   -----
Earning assets*...............   304     58     362        54    (23)     31
Interest bearing liabilities..   145      6     151        37    (35)      2
                               ------  -----   -----    ------   ----   -----
Total net interest income.....   159     52     211        17     12      29
-----------------------------------------------------------------------------

* Fully taxable equivalent basis.

tent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and the $1,035,000 allowance or 1.69% allowance to total loans very strong at year-end 1997.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 1997, non-performing loans totaled $209,000 or .34% of total loans. This represents a slight increase of $37,000 in non-performing loans from 1996 levels.

DECEMBER 31,         1997      1996
                 --------  --------
Non-accrual......$ 48,000  $ 48,000
90 days or more
 past due........ 161,000    70,000
Renegotiated.....      --    54,000
                 --------  --------
Total............$209,000  $172,000
-----------------------------------


All renegotiated loans shown in 1996 were in compliance with the modified terms for the period.

A loan is considered impaired when full collection of principal and interest is not expected. There were no impaired loans in the portfolio at December 31, 1997 or 1996.

NON INTEREST INCOME

Non interest income declined $207,000 from the previous year. This decrease is largely the result of the closing of operations in December, 1996 of Monex Investment Corporation. Excluding Monex, the decline in non interest income from the prior year was $24,000 driven primarily by decreased service charge income on deposit accounts and decreased gains on the sale of loans.

NON INTEREST EXPENSE

Non interest expense decreased $139,000 during 1997. Excluding the expenses related to Monex in 1996, non interest expenses increased $83,000 over the prior year. This increase is a result of several factors, including decreased salaries and benefits offset by increased director expenses, marketing expenses and shareholder related expenses.

INCOME TAX EXPENSE

The 1997 provision for income tax was $ 491,000, up from $434,000 in 1996. This figure reflects a higher taxable income in 1997.

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

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $ 1,295,000 in federal funds sold in 1997. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternate funding source, lower cost for credit services, and an alternate tool to manage interest rate risk. Throughout 1996 and 1997 the Bank used this source of funding (see Note 8) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow, repayments and maturities of loans, other borrowing and growth in core deposits.

At December 31, 1997 the securities available for sale were valued at $6,271,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 1998.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest rates. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable rate loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart on the following page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 1997, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 98%.

                              0-30       31-90       Second     Third    Fourth    Annual     1-3        3-5      Over 5
GAP MEASUREMENT               Days        Days       Quarter   Quarter  Quarter    Total     Years      Years      Years     Total
(Dollars in                  -------     -------     -------   -------  -------   -------   -------    -------    -------   -------
thousands)

ASSETS
Loans ....................   $10,759     $ 5,277     $ 5,823   $4,648   $ 3,013   $29,520   $ 6,732    $ 6,954    $24,528   $67,734
Loan repayment
offset ...................        --          --          --       --        --        --        --         --         --    (6,400)
Allowance for loan
losses ...................        --          --          --       --        --        --        --         --         --    (1,035)
Federal funds sold .......        --          --          --       --        --        --        --         --         --         0
Investments(1) ...........     1,839         671         851    1,102       565     5,028     4,629        925      4,336    14,918
Mortgage-backed
repayments ...............        --          --          --       --        --        --        --         --         --      (800)
Other non-earning
assets ...................        --          --          --       --        --        --        --         --         --     5,540
                             -------     -------     -------   -------  -------   -------   -------    -------    -------   -------
Total ....................   $12,598     $ 5,948     $ 6,674   $5,750   $ 3,578   $34,548   $11,361    $ 7,879    $28,864   $79,957
                             =======     =======     =======   =======  =======   =======   =======    =======    =======   =======
LIABILITIES
Non interest
bearing deposits .........   $   507     $   608      $1,000)  $  916   $   916   $ 3,947   $ 2,083    $ 1,875    $   417   $ 8,322
Interest bearing
deposits .................     5,496       8,682       7,154    5,321     3,972    30,625    13,583      6,576      5,315    56,099
Federal funds
purchased ................       450          --          --       --        --       450        --         --         --       450
Long-term FHLB
borrowings ...............        --          86          --       --       142       228     1,917      1,395        130     3,670
Other liabilities ........        --          --          --       --        --        --        --         --         --     1,200
Capital ..................        --          --          --       --        --        --        --         --         --    10,216
                             -------     -------     -------   -------  -------   -------   -------    -------    -------   -------
Total ....................   $ 6,453     $ 9,376     $ 8,154   $6,237    $5,030   $35,250   $17,583    $ 9,846    $ 5,862   $79,957
                             =======     =======     =======   =======  =======   =======   =======    =======    =======   =======
GAP ......................   $ 6,145     $(3,428)    $(1,480)  $ (487)  $(1,452)  $  (702)  $(6,222)   $(1,967)   $23,002   $    --
Cumulative GAP ...........     6,145     $ 2,717     $ 1,237   $  750   $  (702)  $  (702)  $(6,924)   $(8,891)   $14,111        --
GAP ratio ................       195%         63%         82%      92%       71%       98%       65%        80%       492%       --
-----------------------------------------------------------------------------------------------------------------------------------

(1) Maturities reflect probable prepayments and calls.

The chart shows the Bank's GAP position as of December 31, 1997. The Bank has a liability sensitive position within one year of approximately $702,000, which indicates higher net interest income may be earned if rates decrease during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $823,000 or 8.79% to $10,188,000 at year-end 1997, which represented 12.74% of total assets. At December 31, 1996, the similar ratio of shareholders' equity to total assets was 11.87%. The Corporation has a strong capital position that will meet our needs in 1998.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 1997, the Bank had a "risk-based" total capital to asset ratio of 19.7%. The ratio exceeds the requirements established by regulatory agencies as shown below.


CAPITAL                     December 31, 1997
(Dollars in thousands)     Risk-based  Leverage
                           ----------  --------
Actual amount ..........     $10,799   $10,111
Actual percent .........        19.7%     12.6%
Required amount ........     $ 4,375   $ 3,213
Required percent .......         8.0%      4.0%
EXCESS AMOUNT ..........     $ 6,424   $ 6,898
-----------------------------------------------


Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank could pay its parent Corporation. Of the $10,799,000 in risk-based capital, $6,127,000 is available for dividends to the parent Corporation in 1998 (before considering 1998 net income and any changes in risk-based assets). The remaining $4,672,000 is restricted based on the minimum risk-based capital requirements now in effect.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Corporation are monetary in nature and therefore the Corporation differs greatly from most commercial and industrial companies that have significant investments in fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manage the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

IMPACT OF YEAR 2000 COMPLIANCE

The Corporation has received year 2000 vendor certifications on our primary computer operating systems. Testing will be performed during the next year to identify any applications that are not year 2000 compliant. In the event an application is deemed to be non-compliant, corrective action will be taken. The implementation of the Corporation's year 2000 plan is currently on schedule. Costs associated with the year 2000 issue are currently deemed not to present a material financial event.

Report of independent auditors

[CROWE CHIZEK LOGO]

Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


                                              /s/ Crowe, Chizek and Company LLP

                                              Crowe, Chizek and Company LLP



Grand Rapids, Michigan
February 27, 1998

Capital Directions, Inc. consolidated balance sheets



(In thousands, except share data)                                                   DECEMBER 31,     1997      1996
                                                                                                  -------   -------
ASSETS
Cash and non interest bearing deposits ...........................................................$ 2,188   $ 2,538
Interest bearing deposits ........................................................................     --       139
Federal funds sold ...............................................................................     --     2,800
                                                                                                  -------   -------
      Total cash and cash equivalents ............................................................  2,188     5,477
Securities available for sale ....................................................................  6,271    10,100
Securities held to maturity (fair value of $7,705 in 1997 and $9,230 in 1996) ....................  7,483     9,033
Federal Home Loan Bank (FHLB) stock ..............................................................    364       364
Total loans ...................................................................................... 61,334    51,792
Less allowance for loan losses ................................................................... (1,035)   (1,020)
                                                                                                  -------   -------
      Net loans .................................................................................. 60,299    50,772
Premises and equipment, net ......................................................................    618       567
Accrued interest receivable ......................................................................    544       502
Other assets .....................................................................................  2,190     2,105
                                                                                                  -------   -------
      TOTAL ASSETS ...............................................................................$79,957   $78,920
                                                                                                  =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Deposits:  Non interest bearing .................................................................$ 8,322   $10,356
            Interest bearing ..................................................................... 56,099    56,153
                                                                                                  -------   -------
         Total deposits .......................................................................... 64,421    66,509
 Accrued interest payable ........................................................................    193       195
 Other liabilities ...............................................................................  1,007       906
 Federal funds purchased .........................................................................    450        --
 Long-term FHLB borrowings .......................................................................  3,670     1,913
                                                                                                  -------   -------
      Total liabilities .......................................................................... 69,741    69,523
Shareholders' equity
 Common stock: $5 par value, 1,300,000 shares authorized in 1997 and 1996, 595,056 and
 297,428 shares outstanding in 1997 and 1996, respectively .......................................  2,975     1,487
 Additional paid-in capital ......................................................................  2,561     2,559
 Retained earnings ...............................................................................  4,652     5,319
 Net unrealized gain on securities available for sale, net of tax of $14 in 1997 and $17 in 1996..     28        32
                                                                                                  -------   -------
      Total shareholders' equity ................................................................. 10,216     9,397
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................................................$79,957   $78,920
                                                                                                  =======   =======
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Capital Directions, Inc. consolidated statements of income

(In thousands, except per share data)      FOR THE YEARS ENDED DECEMBER 31,      1997      1996      1995
                                                                               ------   -------   -------
INTEREST AND DIVIDEND INCOME
 Loans, including fees ................................                        $4,962   $ 4,455   $ 4,683
 Federal funds sold ...................................                            68       115        99
 Securities: Taxable -- available for sale ............                           552       621       342
             Taxable -- held to maturity ..............                           295       269       330
             Tax exempt -- held to maturity ...........                           236       260       256
 Dividends on FHLB stock ..............................                            29        29        30
 Other interest income ................................                             2        20        --
                                                                               ------   -------   -------
   TOTAL INTEREST AND DIVIDEND INCOME .................                         6,144     5,769     5,740
INTEREST EXPENSE
 Deposits .............................................                         2,375     2,314     2,393
 Federal funds purchased ..............................                            12         1        15
 Long-term FHLB borrowings ............................                           207       128        33
                                                                               ------   -------   -------
   TOTAL INTEREST EXPENSE .............................                         2,594     2,443     2,441
                                                                               ------   -------   -------
NET INTEREST INCOME ...................................                         3,550     3,326     3,299
Provision for loan losses .............................                            --        --       193
                                                                               ------   -------   -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ...                         3,550     3,326     3,106
NON INTEREST INCOME
 Service charges on deposits ..........................                           260       271       274
 Merchant charge card fees ............................                            27        25        24
 Net gain (loss) on sales of securities ...............                            (5)        6        --
 Net gain on sales of loans ...........................                             7        37         5
 Gain on sale of land .................................                            --        --       193
 Investment commission fees ...........................                            14       197       364
 Other income .........................................                           213       187       186
                                                                               ------   -------   -------
   TOTAL NON INTEREST INCOME ..........................                           516       723     1,046
Non interest expense
 Salaries and wages ...................................                         1,048     1,175     1,276
 Pension and other employee benefits ..................                           314       269       302
 Net occupancy expense of premises ....................                           139       155       148
 Equipment rentals, depreciation, and maintenance .....                           194       208       258
 Federal deposit insurance premium assessment .........                             8         2        76
 Other operating expense ..............................                           637       670       654
                                                                               ------   -------   -------
   TOTAL NON INTEREST EXPENSE .........................                         2,340     2,479     2,714
                                                                               ------   -------   -------
INCOME BEFORE INCOME TAX EXPENSE ......................                         1,726     1,570     1,438
INCOME TAX EXPENSE ....................................                           491       434       388
                                                                               ------   -------   -------
NET INCOME ............................................                        $1,235   $ 1,136   $ 1,050
                                                                               ======   =======   =======
BASIC EARNINGS PER COMMON SHARE .......................                        $ 2.08   $  1.91   $  1.77
                                                                               ======   =======   =======
DILUTED EARNINGS PER COMMON SHARE .....................                        $ 2.07   $  1.90   $  1.76
                                                                               ======   =======   =======



See accompanying notes to consolidated financial statements.

Capital Directions, Inc. consolidated statements of cash flows


(In thousands)                                             FOR THE YEARS ENDED DECEMBER 31,             1997     1996       1995
                                                                                                     -------  -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME   .....................................................................................$ 1,235   $ 1,136   $ 1,050
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM
 OPERATING ACTIVITIES
        Depreciation ................................................................................    120       114       121
        Provision for loan losses....................................................................     --        --       193
        Net amortization (accretion) on securities ..................................................     52        83       130
        Loans originated for sale ...................................................................     --      (288)   (2,019)
        Proceeds from sales of loans originated for sale ............................................     --       290     2,024
        Net gain (loss) on sales of securities ......................................................      5        (6)       --
        Net gain (loss) on sales of loans originated for sale .......................................     --        (2)       (5)
        Net gain (loss) on sales of non-residential loans ...........................................     (7)      (35)       --
        Gain on sale of land                                                                              --        --      (193)
        CHANGES IN ASSETS AND LIABILITIES:                         Accrued interest receivable  .....    (42)       (9)        5
                                                                   Accrued interest payable .........     (2)      (12)       37
                                                                   Other assets .....................    (82)       65       248
                                                                   Other liabilities ................     77       (49)      (44)
                                                                                                     -------   -------   -------
                                                                 NET CASH FROM OPERATING ACTIVITIES..  1,356     1,287     1,547
CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale:   Purchases ........................................................ (1,446)   (4,328)     (526)
                                   Maturities, calls, and principal payments  .......................  3,548     2,382       743
                                   Sales ............................................................  1,674        --        --
  Securities held to maturity:     Purchases                                                            (180)   (4,236)   (1,549)
                                   Maturities, calls, and principal payments  .......................  1,719     2,535     3,227
Cash management funds, net sales (purchases) ........................................................     --       138       (55)
   Proceeds from sales of non-residential loans .....................................................    188     1,099        --
   Net change in loans .............................................................................. (9,708)   (3,147)    1,668
   Proceeds from sale of land .......................................................................     --        --       247
   Premises and equipment expenditures ..............................................................   (171)      (32)      (21)
                                                                                                     -------   -------   -------
                                                                 NET CASH FROM INVESTING ACTIVITIES.. (4,376)   (5,589)    3,734
CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in deposits ........................................................................... (2,088)      301      (672)
   Federal funds purchased ..........................................................................    450        --        --
   Proceeds from long-term FHLB borrowings ..........................................................  2,000       262     1,500
   Repayment of long-term FLHB borrowings ...........................................................   (243)     (229)      (50)
Proceeds from shares issued upon exercise of stock options ..........................................      3        --        --
   Dividends paid ...................................................................................   (391)     (330)     (304)
                                                                                                     -------   -------   -------
                                                                 NET CASH FROM FINANCING ACTIVITIES..   (269)        4       474
                                                                                                     -------   -------   -------
NET CHANGE IN CASH AND CASH EQUIVALENTS ............................................................. (3,289)   (4,298)    5,755
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ......................................................  5,477     9,775     4,020
                                                                                                     -------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR ............................................................$ 2,188   $ 5,477   $ 9,775
                                                                                                     =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:Interest ............................................................$ 2,596   $ 2,455   $ 2,404
                                Income taxes -- federal..............................................    524       529       373

During 1995, $4,168 in securities held to maturity were transferred to securities available for sale.

See accompanying notes to consolidated financial statements.

Capital Directions, Inc. consolidated statements of changes in shareholders' equity

(In thousands, except share and                               Net Unrealized
per share data)                                                  Gain (Loss)
                                                               on Securities
             FOR THE YEARS ENDED            Additional             Available          Total
              DECEMBER 31, 1997,    Common     Paid In  Retained    for Sale   Shareholders'
                   1996 AND 1995     Stock     Capital  Earnings  Net of Tax         Equity
                                    ------  ----------  --------  ----------   ------------

BALANCES, JANUARY 1, 1995.......... $1,487      $2,559  $ 3,782       $(180)       $ 7,648
Net income for the year............     --          --    1,050          --          1,050
Cash dividends ($ .52 per share)...     --          --     (310)         --           (310)
Net change in unrealized gain
 (loss) on securities available
 for sale, net of tax of $106......     --          --       --         206            206
                                    ------  ----------  -------   ---------    -----------
BALANCES, DECEMBER 31, 1995........ $1,487      $2,559  $ 4,522       $  26        $ 8,594
Net income for the year............     --          --    1,136          --          1,136
Cash dividends ($ .57 per share)...     --          --     (339)         --           (339)
Net change in unrealized gain
 (loss) on securities available
 for sale, net of tax of $4........     --          --       --           6              6
                                    ------  ----------  -------   ---------    -----------
BALANCES, DECEMBER 31, 1996........ $1,487      $2,559  $ 5,319       $  32        $ 9,397
Net income for the year............     --          --    1,235          --          1,235
Cash dividends ($ .70 per share)...     --          --     (415)         --           (415)
Issuance of 100 shares of
 common stock upon exercise
 of stock options..................      1           2       --          --              3
Issuance of 297,528 shares of
 common stock for
 two-for-one stock split...........  1,487          --   (1,487)         --             --
Net change in unrealized gain
 (loss) on securities available
 for sale, net of tax of ($3)......     --          --       --          (4)            (4)
                                    ------  ----------  -------   ---------    -----------
BALANCES, DECEMBER 31, 1997........ $2,975      $2,561  $ 4,652       $  28        $10,216
                                    ======  ==========  =======   =========    ===========
------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements
(December 31, 1997, 1996 and 1995)


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

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities are written down to fair value when a decline in fair value is not temporary.

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

ALLOWANCE FOR LOAN LOSSES: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on its regular review of nonperforming assets, as well as loans 90 days or more past due but not considered nonperforming, charge-offs and recoveries, growth and portfolio mix of loans, general economic conditions, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if repayment is expected solely from collateral. Loans totaling $75,000 or more are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest will not be collected according to the original terms of the loan.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on both accelerated and straight-line methods over asset useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

OTHER REAL ESTATE: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expense. There were no properties held as other real estate at December 31, 1997 and 1996.

STOCK OPTIONS: No expense for stock options is recorded, as the grant price approximates the market price of the stock at the date of grant. Proforma disclosures in Note 9 show the effect on net income and earnings per common share had the options' fair value been recorded using an option pricing model.

INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

CASH FLOW REPORTING: Cash and cash equivalents are defined to include cash on hand, non interest-bearing deposits in other institutions, short-term interest-bearing deposits in other institutions and federal funds sold. Customer loan and deposit transactions, cash management funds, long-term interest-bearing deposits made with other financial institutions, and short-term borrowings with an original maturity of 90 days or less are reported on a net cash flow basis.

EARNINGS AND DIVIDENDS PER COMMON SHARE: Basic and diluted earnings per common share are computed under a new accounting standard, SFAS No. 128, effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for all stock splits and stock dividends, including the December 1, 1997 two-for-one stock split.

FUTURE ACCOUNTING CHANGES: A new accounting standard has been issued which will require future reporting of comprehensive income. Comprehensive income is net income plus changes in unrealized gains and losses on securities available for sale.

RECLASSIFICATIONS: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

NOTE 2--RESTRICTIONS ON CASH AND NON INTEREST BEARING DEPOSITS

To satisfy legal reserve and clearing requirements, non interest bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $402,000 and $399,000 at year end 1997 and 1996, respectively.

NOTE 3--SECURITIES

Year-end securities were as follows:



(In thousands)                                                         Gross     Gross
                                                       Amortized  Unrealized  Unrealized        Fair
                   DECEMBER 31, 1997 AND 1996               Cost       Gains      Losses       Value
                                                       ---------  ----------  ----------   ---------
AVAILABLE FOR SALE
1997:
 Obligations of U S  Government agencies ...........   $   3,490    $     22   $    (15)   $   3,497
 Corporate securities ..............................       2,739          35         --        2,774
                                                       ---------  ----------  ----------   ---------
    TOTALS .........................................   $   6,229    $     57   $    (15)   $   6,271
                                                       =========  ==========  ==========   =========
1996:
 Obligations of U S  Government agencies ...........   $   4,568    $     50   $    (13)   $   4,605
 Corporate securities ..............................       5,483          31        (19)       5,495
                                                       ---------  ----------  ----------   ---------
    TOTALS .........................................   $  10,051    $     81   $    (32)   $  10,100
                                                       =========  ==========  ==========   =========
HELD TO MATURITY
1997:
 Obligations of U S  Government agencies ...........   $   2,908    $     71   $     --    $   2,979
 Obligations of states and political subdivisions ..       4,539         151         --        4,690
 Collateralized mortgage obligations ...............          36          --         --           36
                                                       ---------  ----------  ----------   ---------
    TOTALS .........................................   $   7,483    $    222   $     --    $   7,705
                                                       =========  ==========  ==========   =========
1996:
 Obligations of U S  Government agencies ...........   $   3,497    $     71   $     (1)   $   3,567
 Obligations of states and political subdivisions ..       5,482         127         --        5,609
 Collateralized mortgage obligations ...............          54          --         --           54
                                                       ---------  ----------  ----------   ---------
    TOTALS .........................................  $    9,033    $    198   $     (1)   $   9,230
                                                       =========  ==========  ==========   =========

The amortized cost and fair values of securities at year end 1997 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

(In thousands)                          Available For Sale           Held to Maturity
                                      Amortized          Fair      Amortized          Fair
                                           Cost         Value           Cost         Value
                                     ----------     ---------     ----------     ---------
Due in one year or less ...........  $      495     $     496     $    1,308     $   1,314
Due from one to five years ........       3,742         3,777          1,135         1,164
Due from five to ten years ........         513           501            892           930
Due after ten years ...............          --            --          1,204         1,282
                                     ----------     ---------     ----------     ---------
                                     $    4,750     $   4,774     $    4,539     $   4,690
Collateralized mortgage obligations
 Variable rate ....................          --            --             36            36
U.S. Government mortgage-backed
 securities
 Fixed rate .......................         866           868          2,383         2,430
 Variable rate ....................         613           629            525           549
                                     ----------     ---------     ----------     ---------
   TOTALS .........................  $    6,229     $   6,271     $    7,483     $   7,705
                                     ==========     =========     ==========     =========



During 1997 there were no sales or purchases of mutual funds. Net sales of mutual funds were $138,000 in 1996. Net purchases of mutual funds were $55,000 in 1995. No gains or losses were realized on mutual fund sales in 1997, 1996 or 1995.

During 1997, $1,673,787 of securities classified as available for sale were sold at a gross gain of $29,213 and a gross loss of $1,697. Net losses on calls of securities totaled $32,674 in 1997. During 1996, $323,775 of securities classified as held to maturity were sold under the safe harbor provision rules of SFAS No. 115. Gross gains of $6,000 were realized on these sales. For purposes of the Consolidated Statements of Cash Flows, these sales have been included as part of maturities of securities held to maturity. There were no sales of securities in 1995.

Securities with a carrying value of approximately $6,451,000 and $5,154,000 at year end 1997 and 1996 were pledged to secure public deposits, long-term FHLB borrowings and for other purposes as required or permitted by law.

NOTE 4--LOANS
Year end loans were as follows:


(In thousands)                     1997     1996
                                -------  -------
Commercial and agricultural.... $ 4,241  $ 4,453
Real estate mortgage...........  53,492   43,600
Installment....................   3,601    3,739
                                -------  -------
TOTAL.......................... $61,334  $51,792
                                =======  =======


Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:


(In thousands)             1997    1996
                        -------  ------
Balance, January 1..... $   590   $ 633
New loans..............     100      29
Repayments.............     (73)    (72)
Other charges, net.....      (8)     --
                        -------  ------
BALANCE, DECEMBER 31,.. $   609   $ 590
                        =======  ======


Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

NOTE 5--ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:


(In thousands)
                              1997     1996     1995
                          --------  -------   ------
Balance, beginning
of period ............... $  1,020  $   995   $  792
Provision for
loan losses .............       --       --      193
Loans
charged-off .............      (26)     (68)     (40)
Recoveries ..............       41       93       50
                          --------  -------   ------
BALANCE, END OF PERIOD .. $  1,035  $ 1,020   $  995
                          ========  =======   ======

During 1997, 1996 and 1995, the Company had no loans which were considered impaired.


NOTE 6--PREMISES AND EQUIPMENT, NET

Year end premises and equipment were as follows:


(In thousands)                          1997         1996
                                   ---------    ---------
Land ............................  $      86    $      86
Buildings and improvements ......        914          909
Furniture and equipment .........      2,237        2,071
                                   ---------    ---------
Total cost.......................      3,237        3,066
                                   =========    =========
Less accumulated depreciation ...  $  (2,619)   $  (2,499)
                                   ---------    ---------
PREMISES AND EQUIPMENT, NET .....  $     618    $     567
                                   =========    =========


NOTE 7--INTEREST-BEARING DEPOSITS

Year end interest-bearing deposits were as follows:

(In thousands)                           1997             1996
                                    ---------       ----------
Interest-bearing demand ..........  $   9,976       $    9,083
Savings ..........................     16,008           16,969
Time
 In denominations less than
 $100,000 ........................     20,837           20,883
 In denominations of $100,000
 or more..........................      9,278            9,218
                                    ---------       ----------
Total interest-bearing deposits...  $  56,099       $   56,153
                                    =========       ==========

At year end 1997, stated maturities of time deposits were as follows:

(In thousands)
1998 ............................    $  18,165
1999 ............................        5,807
2000 ............................        3,431
2001 ............................          476
2002 ............................        2,236
TOTAL............................    $  30,115


Related party deposits totaled approximately $267,000 and $573,000 at year end 1997 and 1996.

NOTE 8--LONG-TERM FHLB BORROWINGS
Advances at year end were:

(In thousands)
                                       1997    1996
                                      ------  ------
FHLB ADVANCES:
6.45%, due May 5, 1999 .............. $  500  $   --
6.70%, due March 27, 2000 ...........  1,000      --
5.67%, due February 15, 2001 ........    269     327
6.72%, due May 7, 2001 ..............    500      --
6.21%, due November 15, 2002 ........    450     521
6.24%, due November 15, 2002 ........    717     803
5.88%, due January 15, 2003 .........    234     262
                                      ------  ------
TOTAL LONG-TERM FHLB BORROWINGS ..... $3,670  $1,913
                                      ======  ======


Each advance carries a fixed interest rate with interest payable monthly. Securities safekept at the FHLB, with a carrying value of approximately $4,588,000 at year end 1997, are pledged as collateral for these advances.

At year end 1997, scheduled principal reductions on these advances were:

(In thousands)
1998 .......... $  228
1999 ..........    714
2000 ..........  1,203
2001 ..........    694
2002 ..........    701
Thereafter.....    130
                ------
Total ......... $3,670
                ======

All notes have a prepayment penalty based upon the present value of the lost cash flow to the FHLB.


NOTE 9--BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $43,000 in 1997 and 1996 and $45,000 in 1995.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $42,000 in 1997, $37,000 in 1996 and $34,000 in 1995.

An incentive stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Accordingly, no compensation cost was recognized in 1997, 1996 and 1995. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:


                                         Weighted
                                Options   Average
                    Available      Out-  Exercise
                    for Grant  standing     Price
                    ---------  --------  --------
Balance at
January 1, 1995 ....  40,000        --     $   --
Granted ............  (4,000)    4,000      12.75
                    ---------  --------  --------
Balance
December 31, 1995 ..  36,000     4,000      12.75
Granted ............  (4,000)    4,000      18.00
                    ---------  --------  --------
Balance
December 31, 1996     32,000     8,000      15.38
Granted ............  (4,000)    4,000      21.88
Exercised ..........      --      (200)     12.75
Forfeited ..........     400      (400)     12.75
                    ---------  --------  --------
BALANCE
DECEMBER 31, 1997 ..  28,400    11,400     $17.80
                    =========  ========  ========

At December 31, 1997, 1,133 options were exercisable at an exercise price of $12.75 per share. No options were exercisable at December 31, 1996 and 1995.

The proforma effect of the fair value of options granted on the Company's net income and earnings per share was not material for 1997, 1996 and 1995. In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase.

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $85,000 in 1997, $105,000 in 1996 and $96,000 in 1995. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.


NOTE 10--OTHER OPERATING EXPENSE

Other operating expense consists of:

(In thousands)

                                 1997    1996   1995
                               ------   -----  -----
Supplies ...................   $   53   $  51  $  60
State taxes ................       66      68     82
Deferred
compensation ...............       85     105     96
Other expense...............      433     446    416
                               ------   -----  -----
TOTAL ......................   $  637   $ 670  $ 654
                               ======   =====  =====


NOTE 11--INCOME TAX

Income tax expense consists of:

(In thousands)
                             1997      1996      1995
                            ------    ------    ------
Taxes currently
payable ..................  $  517    $  477    $  458
Deferred benefit .........     (26)      (43)      (70)
                            ------    ------    ------
TOTAL ....................  $  491    $  434    $  388
                            ======    ======    ======


Year end deferred tax assets and liabilities consist of:

(In thousands)
                                1997     1996    1995
                             -------    -----   -----

Deferred tax assets
 Allowance for
 loan losses ..............  $   230    $ 230   $ 230
 Deferred
 compensation .............      299      273     229
 Deferred loan
 fees .....................        5        7      12
 Other ....................        3        4       3
                             -------    -----   -----
                                 537      514     474
Deferred tax
liabilities
 Fixed assets .............      (37)     (40)    (46)
 Net unrealized
 gain on
 securities
 available
 for sale .................      (14)     (17)    (13)
 Deferred gain
 on installment
 sale .....................      (43)     (45)    (46)
 Other.....................      (27)     (25)    (21)
                             -------    -----   -----
                                (121)    (127)   (126)
                             -------    -----   -----
TOTAL .....................  $   416    $ 387   $ 348
                             =======    =====   =====

An allowance against deferred tax assets has not been recorded for 1997, 1996 or 1995.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:

(In thousands)
                        1997      1996       1995
                      -------   -------    -------

Statutory rate ....   $   34%   $   34%    $   34%
Income tax
computed at
statutory rate ....      587       534        489
Tax effect of
  Nontaxable
  Income ..........      (72)      (78)       (77)
  Other ...........      (24)      (22)       (24)
                      -------   -------    -------
TOTAL .............   $  491    $  434     $  388
                      =======   =======    =======

NOTE 12--EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:


(In thousands, except per share data)
                                                      1997        1996         1995
                                                   ---------   ----------   ----------
Basic earnings per common share:
 Net income available to common shareholders ....  $   1,235   $    1,136   $    1,050
                                                   ---------   ----------   ----------
 Weighted average common shares outstanding .....        595          595          595
                                                   ---------   ----------   ----------
 Basic earnings per common share ................  $    2.08   $     1.91   $     1.77
                                                   =========   ==========   ==========

Diluted earnings per common share:
 Net income available to common shareholders ....  $   1,235   $    1,136   $    1,050
                                                   ---------   ----------   ----------
 Weighted average common shares outstanding for
 basic earnings per common share ................        595          595          595
 Add: dilutive effect of assumed exercise of
 stock options ..................................          3            2            1
                                                   ---------   ----------   ----------
 Weighted average common shares outstanding for
 diluted earnings per common share ..............        598          597          596
                                                   ---------   ----------   ----------
 Diluted earnings per common share ..............       2.07   $     1.90     $   1.76
                                                   =========   ==========   ==========

In February of 1998, the Company granted stock options for 4,400 shares of common stock which may affect the computation of diluted earnings per common share in future periods.

NOTE 13--COMMITMENTS AND CONTINGENCIES

Periodically, in the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and guarantees, which are not reflected in the accompanying consolidated financial statements. The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit, commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The same credit policy to make commitments is followed for those loans recorded in the consolidated financial statements.

The contract amounts of these financial instruments are as follows at year end:


(In thousands)                     1997       1996
                               --------   --------
Unused lines of credit ......  $  6,227   $  5,565
Commitments to make loans ...       342        328
Standby lines of credit......       269        315


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

NOTE 14--REGULATORY MATTERS

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


                                        Tier 1
                  Capital to           Capital
             Risk-Weighted Assets   To Average
                Total  Tier 1           Assets
                -----  ------       ----------
Well
capitalized ...   10%      6%             5%
Adequately
capitalized ...    8       4              4
Under-
capitalized ...    6       3              3


At year end, Bank actual capital levels and minimum required levels were:

(Dollars in thousands)
                                                                                   Minimum Required
                                                                                         To Be
                                                                                   Well Capitalized
                                                                                         Under
                                                                 Minimum Required  Prompt Corrective
                                                                      For Capital       Action
                                                     Actual       Adequacy Purposes   Regulations
                                                  Amount  Ratio     Amount  Ratio    Amount  Ratio
                                                 -------  -----    -------  -----   -------  -----

1997
Total capital (to risk weighted assets) .....    $10,799  19.7%    $ 4,375   8.0%   $ 5,468  10.0%
Tier 1 capital (to risk weighted assets).....     10,111  18.5       2,187   4.0      3,281   6.0
Tier 1 capital (to average assets) ..........     10,111  12.6       3,213   4.0      4,017   5.0

1996
Total capital (to risk weighted assets)......    $ 9,776  19.5%    $ 4,008   8.0%   $ 5,010  10.0%
Tier 1 capital (to risk weighted assets).....      9,150  18.3       2,004   4.0      3,006   6.0
Tier 1 capital (to average assets)...........      9,150  12.1       3,028   4.0      3,785   5.0


The Bank was considered well capitalized at year end 1997 and 1996.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year end 1997, the Bank could pay approximately $6,127,000 in dividends to the parent company without prior regulatory approval.

NOTE 15--FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The estimated year-end fair values of financial instruments were as follows:

(In thousands)
                                                      1997                 1996
                                              CARRYING  ESTIMATED   CARRYING   ESTIMATED
                                               VALUE    FAIR VALUE   VALUE    FAIR VALUE
                                              --------  ----------  --------  ----------
FINANCIAL ASSETS
  Cash and cash equivalents .................  $2,188     $ 2,188    $5,477      $5,477
  Securities available for sale .............   6,271       6,271    10,100      10,100
  Securities held to maturity ...............   7,483       7,705     9,033       9,230
  Loans, net of allowance for loan losses ...  60,299      61,162    50,772      51,448
  Accrued interest receivable ...............     544         544       502         502

FINANCIAL LIABILITIES
  Deposits .................................. (64,421)    (64,597)  (66,509)    (66,798)
  Federal funds purchased ...................    (450)       (450)       --          --
  Long-term FHLB borrowings .................  (3,670)     (3,704)   (1,913)     (1,889)
  Accrued interest payable ..................    (193)       (193)     (195)       (195)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year end 1997 or 1996, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year end 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

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

NOTE 16--CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY) CONDENSED
FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

(In thousands)     DECEMBER 31,               1997    1996
                                           -------  ------
ASSETS
Cash, due from banks, and other
cash equivalents .......................   $     4  $   14
Investment in Mason State Bank .........    10,139   9,182
Investment in Monex Financial
Services, Inc ..........................         4     151
Other assets ...........................       182     139
                                           -------  ------
TOTAL ASSETS ...........................   $10,329  $9,486
                                           =======  ======
LIABILITIES AND
SHAREHOLDERS' EQUITY
Dividends payable ......................   $   113  $   89
Shareholders' equity ...................    10,216   9,397
                                           -------  ------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY ...................   $10,329  $9,486
                                           =======  ======

                                                                        25
CONDENSED STATEMENTS OF INCOME
(YEARS ENDED DECEMBER 31,)

(In thousands)
                              1997     1996     1995
                            ------   ------   ------
OPERATING INCOME
Dividends from
Mason State Bank .........    $338     $420     $351
Dividends from
Monex Financial
Services, Inc. ...........     148       --        3
                            ------   ------   ------
                               486      420      354
                            ------   ------   ------
OPERATING EXPENSE
Wages and
benefits .................      68       68       17
Other expense and
income tax benefit .......      (3)      (6)       4
                            ------   ------   ------
                                65       62       21
                            ------   ------   ------
INCOME BEFORE EQUITY IN
UNDISTRIBUTED
NET INCOME OF SECURITIES..     421      358      333
Equity in undistributed
net income of
Mason State Bank .........     961      791      709
Equity in undistributed
(excess distributed)
net income of
Monex Financial
Services, Inc. ...........    (147)     (13)       8
                            ------   ------   ------
                               814      778      717
                            ------   ------   ------
NET INCOME................  $1,235   $1,136   $1,050
                            ======   ======   ======

CONDENSED STATEMENTS OF CASH FLOWS
(YEARS ENDED DECEMBER 31,)

(In thousands)               1997     1996     1995
                           ------   ------   ------
CASH FLOWS
FROM OPERATING
ACTIVITIES
Net income .............   $1,235   $1,136   $1,050
Adjustments to
reconcile net
income to net cash
from operating
activities
 Equity in
 undistributed
 net income of
 subsidiaries ..........     (814)    (778)    (717)
 Change in
 other assets ..........      (43)     (19)     (40)
                           ------   ------   ------
Net cash from
operating activities ...      378      339      293

CASH FLOWS
FROM FINANCING
ACTIVITIES
Proceeds from
shares issued upon
exercise of stock
options ................        3       --       --
Dividends paid .........     (391)    (330)    (304)
                           ------   ------   ------
Net cash from
financing activities ...     (388)    (330)    (304)
                           ------   ------   ------
NET CHANGE IN
CASH AND CASH
EQUIVALENTS ............      (10)       9      (11)
CASH AND CASH
EQUIVALENTS AT
BEGINNING OF
YEAR ...................       14        5       16
                           ------   ------   ------
CASH AND CASH
EQUIVALENTS AT
END OF YEAR ............       $4      $14       $5
                           ======   ======   ======

                                                                        26
1997 HIGHLIGHTS

The 1997 Rapid Response Home Equity campaign was introduced during the first quarter of 1997. The Home Equity Line product is a revolving line of credit that offers a fixed rate through the end of the year, then converts to a tiered rate on January 1 of the following year. Sales of this product resulted in a 20.8% increase in outstanding balances at December 31, 1997 compared to December 31, 1996. Also included in the promotion is a fixed-rate Home Equity product that provides an alternative for those who prefer a consistent payment amount through the term of the loan.

The new Homebuyer's Free Checking Program was released in the first quarter. The program is offered free of charge to all new and existing Mason State Bank mortgage customers that choose to have their mortgage payment automatically deducted from their checking account. This eliminates the worry of late payments and fees, and frees our customers from the bother of payment coupons or postage for the full term of their mortgage. Also included in the program is a MasterMoney Cheque Card, a Checking Resource line of credit and discounts on other Bank services. Over 26% of new mortgages written in 1997 took advantage of this offer.

In September, Mason State Bank and G & R Felpausch Company finalized negotiations for an in-store Bank in the Leslie Felpausch Food Center. "We are delighted to be able to team up with Mason State Bank to bring the convenience of a full range of banking services to our Leslie Felpausch customers," said Parker T. Feldpausch, President of G & R Felpausch Company. This partnership will provide a new level of convenience for Felpausch customers to bank while they shop! The in-store branch will provide a full range of consumer and commercial loan, deposit, investment and insurance products. Watch for upcoming promotions and join us for the Grand Opening celebrations in 1998.

In November, Bonnie Kubicek joined PRIMEVEST Financial Services, Inc., an independent, registered broker-dealer located at Mason State Bank. Bonnie, who is a registered General Securities Representative with PRIMEVEST, is able to provide investors with knowledgeable insight and guidance to help meet their investment goals. PRIMEVEST, Financial is an experienced brokerage firm with a national reputation, headquartered in St. Cloud, Minnesota. PRIMEVEST provides mutual funds, stocks and bonds, tax-deferred annuities, and other investment products to customers of financial institutions. Prior to joining PRIMEVEST Financial, Bonnie was with Security First Group, Independence One Investment Group, and Merrill Lynch, for a combined total of 20 years. Call Bonnie at
(517) 676-0534 for your personal financial analysis.

In the fourth quarter of 1997, Lois A. Toth was welcomed as the Controller for Mason State Bank and Treasurer of Capital Directions, Inc. Lois brings over 26 years of diversified experience in financial and management accounting to the position. Most recently Assistant Vice President and Accounting Manager of Citizens Bank in Flint, Lois was responsible for financial management and regulatory reporting for eight bank locations.

In the fourth quarter, the decision was made to implement a Marketing Customer Information File (MCIF). An MCIF will let the Bank input customer, product and account level information and combine them into one source which is accessed on a personal computer. The system then checks all of the information and rebuilds the files, condensing all information about the customer into one household. We will have a complete picture of the relationships that any member of the household has with Mason State Bank. This ultimately provides immediate and accurate analysis of the customer base, and allows us to compare, summarize, analyze, segment, research or even add information to any or all of the record. This strategic action will be instrumental to future sales planning and implementation.

Also instrumental in the success of Mason State Bank is the evolution of our sales force. During 1997, the Bank showed an impressive increase in the loan portfolio. This increase is attributed to both exceptional development of individuals involved in the sales process and the business units that support those sales activities. The Board and Management are very proud of the accomplishments that are only possible when everyone works together as a team!


      [PHOTO]                                      [PHOTO]
Kimberly A. Dockter                             Bonnie Kubicek
CPS, Executive
Secretary was named PSI                            [PHOTO]
Secretary of the year.                           Lois M. Toth

      [PHOTO]                                      [PHOTO]
In June of 1997                              Melanie J. Greene
Joanne R. Bowerman                           graduated from the
graduated from the                           Bank Marketing Association's
Michigan Bankers Association's               1997 School of Bank
1997 Robert M. Perry Schools                 Marketing and Management
of Banking General Banking                   in Boulder, CO.
School in Mount Pleasant, Michigan