Form 10-K405, Exhibit 13
period 1998-12-31
CAPITAL DIRECTIONS INC
filed 1999-03-31
CIK 830157

                                                                      EXHIBIT 13

A MESSAGE FROM THE PRESIDENT AND CEO

[GRAPHIC OF PRESIDENT AND CEO]

Timothy P. Gaylord
President and CEO
Capital Directions, Inc.
and Mason State Bank

It's my pleasure to report another excellent year for Capital Directions, Inc. Nineteen ninety-eight is the ninth consecutive year the Corporation reports increased earnings. Net income of $1,334,000 grew 8% over 1997 and represents the highest earnings in corporate history. Basic earnings per share were $2.24 in 1998 compared with $2.08 in 1997. Return on total assets (ROA) of 1.47% is off slightly from 1997 levels, but represents strong performance when coupled with a 25% growth in assets. Return on average shareholders' equity (ROE) of 12.53% improved over 1997 as a result of improved leverage of capital and increased earnings. The objective to grow the Bank has been extremely successful in 1998. Our strategy concentrated on entering new markets, expanding market share, and enhancing current products.

Mason State Bank opened a new location in Leslie, Michigan approximately 10 miles south of Mason. The new facility is a state-of-the-art in-store branch located in the Leslie Felpausch Food Center. The branch offers full service and provides a high level of convenience for our clients.

The greater Lansing economy has been extremely strong in 1998. This has stimulated the demand for new construction and mortgage lending. An aggressive approach to expand market share in mortgage lending has resulted in closing $40,000,000 in mortgages in 1998. Our Personal Bankers do not subscribe to the old adage of "Banker's Hours". They take appointments when and where it's convenient for the client.

We continue to develop new sources of fee income and service enhancement. The Bank entered into an agreement with a local insurance agency and the AutoOwners Insurance Group to provide the benefit of group insurance rates for our clients. This benefit has allowed the Bank to differentiate its product from our competitors and enhance customer loyalty. Our investment in the Michigan Banker's Title Company of Mid Michigan, LLC continues to exceed expectations and complements our mortgage lending activity.

The overall loan portfolio remains strong. The Bank recorded $400 of net loan charge-offs in 1998. This is the first year the Bank has experienced net loan charge-offs in a six year period. Mason State Bank continues to adhere to strict underwriting standards.

Mason State Bank is recognized for consistent earnings improvement, excellent asset quality, and a strong capital base by investment analysts and bank rating services. The Bank operates at an efficiency ratio of 56.17%, which compares favorably with statewide peer of 62.96%.

Capital Directions, Inc. continues to strive to improve shareholder value over time. During 1998 dividends declared increased by 37%. An investment in Capital Directions utilizing the dividend reinvestment program in 1993 would have returned an annually compounded rate of return of 27.59%. As the following chart illustrates an investment in Capital Directions has provided excellent returns over time.

We look for 1999 to be another record year. Preparation for the Year 2000 is almost complete and our new location is well on its way to meeting our plan objectives. The industry continues to change and through the dedication and planning of our directors, management, and staff we are able to consistently improve our performance.

Thank you for your support in 1998.

Sincerely,

/s/ Timothy Gaylord
Timothy Gaylord

CONTENTS
Selected financial data ..............................................      1
Market for common stock and related security holder matters ..........      1
Management's discussion and analysis of financial condition and
results of operations ................................................    2-7
Report of independent auditors .......................................      7
Capital Directions, Inc. consolidated balance sheets .................      8
Capital Directions, Inc. consolidated statements of income ...........      9
Capital Directions, Inc. consolidated statements of cash flows .......     10
Capital Directions, Inc. consolidated statements of changes in
shareholders' equity .................................................     11
Notes to consolidated financial statements ...........................  12-23
Management, officers, and directors ..................................     24
1998 highlights ......................................................  24-25

                               STOCK PERFORMANCE
                                     CAPITAL
                                DIRECTIONS, INC.
                      Shareholders taking advantage of the
                              dividend reinvestment
                               program experienced
                                an overall annual
           compounded rate of return of 27.59% since December of 1993.
                             12/31/93       $10,000
                             12/31/98       $37,963

SHAREHOLDER RETURNS 1992-1998

                             1992     1993      1994        1995      1996     1997      1998

Net Income
(In Thousands)               $835     $869      $930     $1,050    $1,136    $1,235    $1,334

Return On Equity            13.10%   12.62%    12.48%     12.71%    12.67%    12.47%    12.53%

Return On Assets             1.10%    1.14%     1.24%      1.40%     1.49%     1.56%     1.47%

Book Value Per Share       $11.14   $12.17     $12.86    $14.45    $15.80    $17.17    $18.48
 (Retroactively adjusted
 for stock splits)

Stockholders' Equity to
  Total Assets               8.47%    9.52%     10.05%    11.04%    11.91%    12.78%    10.97%

STOCK & SHAREHOLDER INFORMATION
STOCK TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005

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

                                   THE 1-YEAR
                                   ANNUALIZED
                                RETURN ON CAPITAL
                        DIRECTIONS, INC. STOCK WAS 6.63%

                                   THE 5-YEAR
                                   ANNUALIZED
                                RETURN ON CAPITAL
                        DIRECTIONS, INC. STOCK WAS 27.59%

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 1998 will be held at the Ingham County Community Building, 700 East Ash Street, Mason, Michigan on Thursday, April 22, 1999 at 5:30 p.m.

HOW TO ORDER FORM 10-K

The Corporation's 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P.O. Box 130, Mason, MI 48854-0130 or call
(517) 676-0500.

SELECTED FINANCIAL DATA
(In thousands, except per share data)

SUMMARY OF OPERATIONS

                                                             1998          1997          1996          1995         1994
---------------------------------------------------------------------------------------------------------------------------
Interest and dividend income..........................   $   6,880     $   6,092     $   5,709     $   5,740    $    5,262
Interest expense......................................       3,125         2,594         2,443         2,441         2,135
---------------------------------------------------------------------------------------------------------------------------
Net interest income...................................       3,755         3,498         3,266         3,299         3,127
Provision for loan losses.............................         (23)           --            --           193            25
Non interest income...................................         565           568           783         1,046           735
Non interest expense..................................       2,461         2,340         2,479         2,714         2,580
---------------------------------------------------------------------------------------------------------------------------
Income before income tax expense......................       1,882         1,726         1,570         1,438         1,257
Income tax expense....................................         548           491           434           388           327
---------------------------------------------------------------------------------------------------------------------------
Net income............................................   $   1,334     $   1,235     $   1,136     $   1,050    $      930
===========================================================================================================================
PER SHARE(1)
Average shares outstanding............................     595,064       594,926       594,856       594,856       594,856
Basic earnings(2).....................................   $    2.24     $    2.08     $    1.91     $    1.77    $     1.56
Diluted earnings(2)...................................        2.22          2.07          1.90          1.76          1.56
Dividends declared....................................        0.96          0.70          0.57          0.52          0.50
Book value............................................       18.48         17.17         15.80         14.45         12.86
RATIOS BASED ON NET INCOME
Net income to average shareholders' equity............      12.53%        12.47%        12.67%        12.71%        12.48%
Net income to average assets..........................       1.47          1.56          1.49          1.40          1.24
BALANCE SHEET
Assets................................................   $ 100,229     $  79,957     $  78,920     $  77,835    $   76,112
Net loans.............................................      80,904        60,299        50,772        48,689        50,550
Short-term investments................................         626           188         2,800         6,050           800
Securities............................................      12,383        14,118        19,497        16,055        17,713
Deposits..............................................      72,389        64,421        66,509        66,208        66,880
Long-term Federal Home Loan Bank borrowings...........      15,593         3,670         1,913         1,880           430
Shareholders' equity..................................      10,997        10,216         9,397         8,594         7,648

1 A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Earnings, dividends, book value and price per share figures have been restated to give retroactive effect to this split.

2        Restated to reflect adoption of SFAS No. 128 on December 31, 1997.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Everen Securities, Morgan Stanley Dean Witter, and Roney & Co. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 1998, there were approximately 421 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $568,000 declared in 1998 and $415,000 in 1997.

                                                                          1ST           2ND           3RD          4TH
                                                                        QUARTER       QUARTER       QUARTER      QUARTER
1998
High................................................................   $   33.00     $   33.00     $   33.38    $    31.25
Low.................................................................       25.00         31.25         28.00         30.00
Dividend per share declared.........................................        0.19          0.23          0.27          0.27
1997
High................................................................   $   21.88     $   22.07     $   24.25    $    30.00
Low.................................................................       20.75         20.75         21.50         21.50
Dividend per share declared.........................................        0.16          0.17          0.18          0.19

A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Earnings, dividends, book value and price per share figures have been restated to give retroactive effect to this split.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides additional information concerning the consolidated financial condition and results of operations for Capital Directions, Inc. and its wholly owned subsidiaries. It should be read in conjunction with the consolidated financial statements and supplemental data contained elsewhere in this report.

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

PERFORMANCE SUMMARY

In 1998, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,334,000. This is an increase of 8.02% over the previous year. Basic earnings per share were $2.24 in 1998 compared to $2.08 in 1997. In 1998, return on average assets decreased to 1.47% from 1.56% in 1997. This decrease is attributable to the rapid growth in the total assets of the Corporation. Return on shareholders' equity was 12.53%, up from 12.47% in 1997. As of December 31, 1998 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale, was 11.2%, down from 12.6% the prior year but well in excess of the minimum required by regulatory authorities of 4.0%.

The following table provides a summary of the factors impacting net income in 1998 compared to the same components in 1997:

(In thousands)
1997 Net income..............................   $    1,235

Increase (decrease) in net income:

Interest income.............................           788

Interest expense............................          (531)

Provision for loan losses...................            23

Non interest income.........................            (3)

Non interest expense........................          (121)

Income taxes................................           (57)
                                               -----------
1998 NET INCOME                                $     1,334
                                               ===========

In 1997, net income for the Corporation was $1,235,000, which was an increase of 8.71% over net earnings of $1,136,000 for 1996. Basic earnings per share increased to $2.08 in 1997 compared to $1.91 in 1996. The 1997 return on average assets increased to 1.56% from 1.49% in 1996. Return on average shareholders' equity was 12.47% down from 12.67% in 1996.

The leveraged capital ratio for the year ending December 31, 1997 was 12.6%, up from 12.1% the prior year.

The operations of our Holding Corporation did not materially affect the consolidated financial results for 1998, 1997, or 1996.

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

Net interest income for 1998, on a fully taxable equivalent basis, was $3,865,000, an increase of $246,000 over 1997. For 1997, net interest income, on a fully taxable equivalent basis, increased $219,000 over 1996. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1 on the following page. The effect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2 on the following page. As shown, net interest income improved in 1998 and 1997 generally due to volume increases in earning assets.

Yields on assets were lower and rates on funding were slightly higher in 1998 than 1997, reflecting a decreasing interest rate environment, with customers moving to higher priced deposit products. Average yields on earning assets decreased to 8.15% in 1998 from 8.44% in 1997. Interest bearing liability rates increased to 4.48% in 1998 from 4.39% in 1997. Despite an increase in net interest income related primarily to an increase of 16.58% in average earning assets, net interest margin decreased by 42 basis points primarily related to a 29 basis point decline in the average rate on earning assets.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; loans 90 days past due, but not considered non-performing; charge-offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. Based on positive trends in the Bank's portfolio in 1998 related to such factors, the provision for loan losses was ($23,000) in 1998. No provision was recorded in 1997 when a net recovery of $15,000 was achieved.

Net charge-offs for 1998 totaled less than $500. This was preceded by five consecutive years of net recoveries. Excellent loan portfolio performance indicates a continued strong mid-Michigan business climate and reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and concludes the $1,011,000 allowance or 1.23% allowance to total loans appropriate to cover inherent losses in the portfolio at year-end 1998.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 1998, non-performing loans totaled $373,000 or .46% of total loans. This represents an increase of $164,000

TABLE 1                        1998                                  1997                                1996
                --------------------------------      --------------------------------      -------------------------------
(Dollars in                  INTEREST    AVERAGE                   INTEREST    AVERAGE                  INTEREST    AVERAGE
thousands)       AVERAGE      INCOME/    YIELD/       AVERAGE      INCOME/     YIELD/       AVERAGE     INCOME/      YIELD/
                 BALANCE     EXPENSE*     RATE*       BALANCE      EXPENSE*     RATE*       BALANCE     EXPENSE*      RATE*
                 -------     --------     -----       -------      --------     -----       -------     --------      -----
Loans......   $   69,172    $  5,870      8.49%     $  54,870     $  4,910      8.95%    $   49,507    $  4,395       8.88%
Other
earning
assets.....       16,633       1,120      6.73         18,733        1,303      6.96         21,521       1,448       6.73
              ----------    --------                ---------     --------               ----------    --------
Total
earning
assets.....       85,805       6,990      8.15         73,603        6,213      8.44         71,028       5,843       8.23
Other
Assets.....        4,810                                5,784                                 5,084
              ----------                            ---------                            ----------
TOTAL......   $   90,615                            $  79,387                            $   76,112
              ==========                            =========                            ==========
Interest
bearing
liabilities   $   69,717    $  3,125      4.48%     $  59,070      $ 2,594      4.39%    $   57,578     $ 2,443       4.24%
                            --------                               -------                              -------
Non
interest
bearing
liabilities
and
equity.....       20,898                               20,317                                18,534
              ----------                            ---------                            ----------
TOTAL......   $   90,615                            $  79,387                            $   76,112
              ==========                            =========                            ==========
Net
interest
income.....                 $  3,865                              $  3,619                             $  3,400
                            ========                              ========                             ========
Net
interest
margin on
earning
assets.....                               4.50%                                 4.92%                                 4.79%


*Fully taxable equivalent basis.


TABLE 2                                                     1998 COMPARED TO 1997                1997 COMPARED TO 1996
(In thousands)                                       VOLUME         RATE       TOTAL       VOLUME        RATE        TOTAL
                                                     ------         ----       -----       ------        ----        -----
Change due to:
 Earning assets*..................................  $   1,065     $   (288)   $   777    $      299    $     71    $   370
 Interest bearing liabilities.....................        569          (38)       531           145           6        151
                                                    ---------     --------    -------    ----------    --------    -------
TOTAL NET INTEREST INCOME.........................  $     496     $   (250)   $   246    $      154    $     65    $   219
                                                    =========     ========    =======    ==========    ========    =======

*Fully taxable equivalent basis.

in non-performing loans from 1997 levels. Non-performing loans totaled .34% of total loans in 1997. This was a slight increase of $37,000 from the 1996 levels.


DECEMBER 31,                           1998          1997
                                  ----------    ----------
Non-accrual....................   $  243,000    $   48,000
90 days or more past due.......      130,000       161,000
Renegotiated...................          --            --
                                  ----------    ----------
                          TOTAL   $  373,000    $  209,000
                                  ==========    ==========

A loan is considered impaired when full collection of principal and interest is not expected under the original terms of the loan. There were no impaired loans in the portfolio at December 31, 1998, 1997, or 1996.

NON INTEREST INCOME

Non interest income decreased slightly by $3,000 from the previous year. Investment commission fees as well as surcharges on foreign ATM transactions increased in 1998. These increases were offset by an increase in net losses on securities of $13,000 in 1998, a result of securities called prior to maturity. The change in non interest income from 1997 to 1996 was a decline of $215,000. This was largely the result of the closing of operations in December 1996 of Monex Investment Corporation. Excluding Monex, the $32,000 decrease in non interest income was primarily the result of decreased service charge income and decreased gains on the sale of loans.

NON INTEREST EXPENSE

Non interest expense increased $121,000 during 1998. This increase is a result of several factors, including increased salary and benefit costs, as well as data processing costs. In addition, premises and equipment costs increased in 1998 as a result of the completion of our new branch in Leslie, Michigan that opened in October 1998. Non interest expense decreased by $139,000 from 1996 to 1997. Excluding the expenses related to Monex in 1996, non interest expenses increased $83,000. These increases were related to decreased salary and benefit costs, which were offset by, increased director expenses, marketing expenses, and shareholder related expenses.

INCOME TAX EXPENSE

The 1998 provision for income tax was $548,000, up from $491,000 in 1997. The 1997 provision was up $57,000 from the $434,000 provision in 1996. This figure reflects a higher taxable income in 1998 and 1997.

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

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $2,487,000 in federal funds sold in 1998. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternative funding source, lower costs for credit services, and an alternative tool to manage interest rate risk. Throughout 1996, 1997, and 1998 the Bank used this source of funding (see Note
8) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow, repayments and maturities of loans, other borrowings, and growth in core deposits.

At December 31, 1998 the securities available for sale were valued at $5,320,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 1999.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest rates. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable rate loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart on the following page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 1998, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 86%.

The chart on the following page shows the Bank's GAP position as of December 31, 1998. The Bank has a liability sensitive position within one year of approximately $5,532,000, which indicates higher net interest income may be earned if rates decrease during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $767,000 or 7.53% to $10,955,000 at year-end 1998, which represented 10.93% of total assets. At December 31, 1997, the similar ratio of shareholders' equity to total assets was 12.74%. Dividends declared per common share increased by 37.14% to $ .96 in 1998 compared to $.70 in 1997. The Corporation has a strong capital position that will meet our needs in 1999.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 1998, the Bank has a "risk-based" total capital to asset ratio of 17.68%. The ratio exceeds the requirements established by regulatory agencies as shown at right.


CAPITAL                              DECEMBER 31, 1998
(Dollars in thousands)            RISK-BASED     LEVERAGE
                                  ----------    ----------
Actual amount..................   $   11,718    $   10,887
Actual percentage..............        17.7%         11.2%
Required amount................   $    5,303    $    3,898
Required percent...............         8.0%          4.0%
                  EXCESS AMOUNT   $    6,415    $    6,989

GAP MEASUREMENT
(Dollars in thousands)

                            0-30      31-90      2ND        3RD       4TH       ANNUAL      1-3        3-5       OVER 5
                            DAYS      DAYS     QUARTER    QUARTER   QUARTER     TOTAL      YEARS      YEARS      YEARS      TOTAL
                            ----      ----     -------    -------   -------     -----      -----      -----      ------     -----
ASSETS
Loans..........         $  12,972  $  4,536  $   4,691  $   3,986  $   2,448  $ 28,633  $  10,173  $  13,256    $35,992    $88,054
Loan
repayment offset               --        --         --         --         --        --         --         --         --     -6,139
Allowance
for loan
losses..........               --        --         --         --         --        --         --         --         --     -1,011
Federal
funds sold.....               600        --         --         --         --       600         --         --         --        600
Investments(1)...           1,912       158      2,700        200      1,191     6,161      3,168      1,384      3,070     13,783
Mortgage-
backed
repayments.....                --        --         --         --         --        --         --         --         --     -1,400
Other
non-earning assets             --        --         --         --         --        --         --         --         --      6,342
                        ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  ---------  ---------
          TOTAL         $  15,484  $  4,694  $   7,391  $   4,186  $   3,639  $ 35,394  $  13,341  $  14,640  $  39,062  $ 100,229
                        =========  ========  =========  =========  =========  ========  =========  =========  =========  =========
LIABILITIES
Non interest
bearing deposits        $     383  $    755  $   1,241  $   1,138  $   1,138  $  4,655  $   2,586  $   2,586  $     461  $  10,288
Interest
bearing
deposits.......             8,271    10,150      7,764      5,165      4,189    35,539     13,400      7,102      6,060     62,101
Long-term FHLB
borrowings.....                23        65        500         --        144       732      1,936     11,977        948     15,593
Other
liabilities....                --        --         --         --         --        --         --         --         --      1,250
Capital........                --        --         --         --         --        --         --         --         --     10,997
                        ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  ---------  ---------
          TOTAL         $   8,677  $ 10,970  $   9,505  $   6,303  $   5,471  $ 40,926  $  17,922  $  21,665  $   7,469  $ 100,229
                        =========  ========  =========  =========  =========  ========  =========  =========  =========  =========
GAP............         $   6,807  $- 6,276  $ - 2,114  $ - 2,117  $ - 1,832  $- 5,532  $ - 4,581  $ - 7,025  $  31,593
Cumulative GAP.         $   6,807  $    531  $ - 1,583  $ - 3,700  $ - 5,532  $- 5,532  $ -10,113  $ -17,138  $  14,455
GAP ratio......              178%       43%        78%        66%        67%       86%        74%        68%       523%


(1) Maturities reflect probable prepayments and calls.

Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank could pay its parent Corporation. Of the $11,718,000 in risk-based capital, $6,415,000 is available for dividends to the parent Corporation in 1999 (before considering 1999 net income and any changes in risk-based assets). The remaining $5,303,000 is restricted based on the minimum risk-based capital requirements now in effect.

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

IMPACT OF YEAR 2000 COMPLIANCE

The approach of the Year 2000 presents potential problems to businesses that utilize computer systems in their daily operations. Some computer systems may not be able to properly interpret dates after December 31, 1999, as they may use only two digits to indicate the year. Thus, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000.

Addressing the potential problem related to the year 2000 has been a top priority at Capital Directions, Inc. since 1997. At that time, a Year 2000 Plan was developed and a committee, consisting of officers and employees was formed which meets on a regular basis and provides regular reports to the Board of Directors on the status of the Bank's implementation.

As outlined in the Plan, the scope of the Year 2000 project includes the compliance of all operating systems and hardware on all platforms in the areas of both information and non-information technology. The phases of this project include the assessment phase where we identify all software and hardware systems we anticipate running as of the Year 2000; the renovation phases where all systems affected by the Year 2000 issue are changed either through code enhancements, upgrades, or replacements; the validation phase where all changes made in the renovation phase and systems certified as Year 2000 compliant are tested to ensure compliance; and finally, the implementation phase where we continue to monitor the progress of certified systems through business use.

Capital Directions expects to spend approximately $35,000 associated with the Year 2000; 20% of this amount is attributed to software and hardware upgrades, and 80% attributed to salaries. To date, 80% of the update costs have been expensed. The Corporation's earnings have been adequate to handle Year 2000 expenditures with no delay to other capital expenditures. It is difficult to predict exact expenses associated with the Year 2000 issue and additional funds may be needed for unknown expenses that may occur.

We have successfully concluded the assessment phase of the project and fully expect the renovation of all systems to be complete by the first quarter of 1999. The validation of systems began in June of 1998 and is targeted for completion by June 1999. Our overall target for all phases of this project is no later than the third quarter of 1999; however, 90% of our mission critical systems were compliant by the end of 1998.

The core processing system software is key to the continued operations of Capital Directions, Inc. The third-party provider of this system was certified as compliant at the time we entered into an agreement with them. While this system is certified as compliant, we have continued to perform numerous validation tests utilizing test dates in the Year 2000, including leap year. All testing will be complete by April 1999. The mainframe operating system software Year 2000 upgrade was installed prior to year-end 1998. Testing will be complete by the first quarter of 1999. We consider our PC-based loan document processing software to be key to loan processing. We purchased the Year 2000 upgrade for this software prior to year-end 1998; testing to be completed by the first quarter 1999.

PC and network inventories were completed in July 1998. Testing of both hardware and software was completed at that time. Non-compliant PCs were either upgraded or replaced and have been retested. Word processing and spreadsheet software found to be non-compliant were brought into compliance in 1998. The network was upgraded to a certified Year 2000 compliant version and was tested prior to year-end 1998. We fully expect compliance of all PC-based hardware and software by first quarter of 1999.

Included in the assessment phase of all operating systems was the inventorying of all environmental, non-information technology systems - those systems with embedded chips. The third-party vendors to those systems have all been contacted and to date, no Year 2000 concerns have arisen.

In conjunction with the implementation of the Plan noted above, all information and non-information systems (hardware, software, and environmental) vendors have been assigned risk factors based on the current validation status of their service or product, their responsiveness to Year 2000 issues, company history, and financial strength. All vendors in this analysis have been found to be "on target" with their plans and at the present time we have no known material concerns to report.

All customers that have a borrowing or deposit relationship in excess of $250,000 have also been interviewed and an evaluation of their Year 2000 preparedness has been completed. Most material customers are progressing satisfactory with their Year 2000 plans. The Corporation does not expect to experience credit deterioration due to the Year 2000 issue. The Corporation may face a liquidity risk if the public perceives liquidity risk involved with the Year 2000 and withdraws funds from the banking system. The Corporation has established lines of credit to handle this uncertainty.

Despite careful planning, we recognize there may be circumstances beyond our control that may prohibit us from operating "as usual" after December 31, 1999. As such, for each mission critical system within the Corporation we have developed contingency plans. These contingency plans will provide us with directions should any of these systems fail after the Year 2000. Contingency plans will continue to be revised as testing of each system is completed and implementation takes place.


REPORT OF INDEPENDENT AUDITORS

                              [LOGO CROWE CHIZEK]


Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan


We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


                                        /s/ Crowe, Chizek and Company LLP
                                        -----------------------------------
                                        Crowe, Chizek and Company LLP


Grand Rapids, Michigan
February 4, 1999

CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)                                                   DECEMBER 31,       1998          1997
ASSETS
Cash and non interest bearing deposits..........................................................   $   2,695    $    2,000
Interest bearing deposits.......................................................................          26           188
Federal funds sold..............................................................................         600            --
                                                                                                   ---------    ----------
        Total cash and cash equivalents.........................................................       3,321         2,188
Securities available for sale...................................................................       5,320         6,271
Securities held to maturity (fair value of $6,484 in 1998 and $7,705 in 1997)...................       6,276         7,483
Federal Home Loan Bank (FHLB) stock.............................................................         787           364
Total loans.....................................................................................      81,915        61,334
Less allowance for loan losses..................................................................      (1,011)       (1,035)
                                                                                                   ---------    ----------
        Net loans...............................................................................      80,904        60,299
Premises and equipment, net.....................................................................         784           618
Accrued interest receivable.....................................................................         509           544
Other assets....................................................................................       2,328         2,190
                                                                                                   ---------    ----------
                                                                                    TOTAL ASSETS   $ 100,229    $   79,957
                                                                                                   =========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
 Deposits
  Non interest bearing..........................................................................   $  10,288    $    8,322
  Interest bearing..............................................................................      62,101        56,099
                                                                                                   ---------    ----------
        Total deposits..........................................................................      72,389        64,421
 Accrued interest payable.......................................................................         232           193
 Other liabilities..............................................................................       1,018         1,007
 Federal funds purchased........................................................................          --           450
 Long-term FHLB borrowings......................................................................      15,593         3,670
                                                                                                   ---------    ----------
        Total liabilities.......................................................................      89,232        69,741
SHAREHOLDERS' EQUITY
 Common stock: $5 par value, 1,300,000 shares authorized;
 595,123 and 595,056 shares outstanding in 1998 and 1997........................................       2,976         2,975
 Additional paid-in capital.....................................................................       2,561         2,561
 Retained earnings..............................................................................       5,418         4,652
 Net unrealized gain on securities available for sale, net of tax of $22 in 1998
 and $14 in 1997................................................................................          42            28
                                                                                                   ---------    ----------
        Total shareholders' equity..............................................................      10,997        10,216
                                                                                                   ---------    ----------
                                                      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 100,229    $   79,957
                                                                                                   =========    ==========


See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share data)                     YEARS ENDED DECEMBER 31,       1998          1997          1996
INTEREST AND DIVIDEND INCOME
 Loans, including fees............................................................   $   5,870     $   4,910    $    4,395
 Federal funds sold...............................................................         134            68           115
 Securities: Taxable - available for sale.........................................         422           552           621
             Taxable - held to maturity...........................................         188           295           269
             Tax exempt - held to maturity........................................         214           236           260
 Dividends on FHLB stock..........................................................          45            29            29
 Other interest income............................................................           7             2            20
                                                                                     ---------     ---------    ----------
                                                TOTAL INTEREST AND DIVIDEND INCOME       6,880         6,092         5,709

INTEREST EXPENSE
 Deposits.........................................................................       2,472         2,375         2,314
 Federal funds purchased..........................................................           1            12             1
 Long-term FHLB borrowings........................................................         652           207           128
                                                                                     ---------     ---------    ----------
                                                            TOTAL INTEREST EXPENSE       3,125         2,594         2,443

                                                                                     ---------     ---------    ----------
NET INTEREST INCOME...............................................................       3,755         3,498         3,266
Provision for loan losses.........................................................         (23)           --            --
                                                                                     ---------     ---------    ----------
                               NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       3,778         3,498         3,266

NON INTEREST INCOME
 Service charges on deposits......................................................         260           260           271
 Merchant charge card fees........................................................          23            27            25
 Net gain (loss) on securities....................................................         (18)           (5)            6
 Net gain on sales of loans.......................................................           3             7            37
 Investment commission fees.......................................................          47            14           197
 Other income.....................................................................         250           265           247
                                                                                     ---------     ---------    ----------
                                                         TOTAL NON INTEREST INCOME         565           568           783

NON INTEREST EXPENSE
 Salaries and wages...............................................................       1,101         1,048         1,175
 Pension and other employee benefits..............................................         325           314           269
 Net occupancy expense of premises................................................         144           139           155
 Equipment rentals, depreciation, and maintenance.................................         162           194           208
 Other operating expense..........................................................         729           645           672
                                                                                     ---------     ---------    ----------
                                                        TOTAL NON INTEREST EXPENSE       2,461         2,340         2,479

                                                                                     ---------     ---------    ----------
INCOME BEFORE INCOME TAX EXPENSE..................................................       1,882         1,726         1,570
 Income tax expense...............................................................         548           491           434
                                                                                     ---------     ---------    ----------
                                                                        NET INCOME   $   1,334     $   1,235    $    1,136
                                                                                     =========     =========    ==========

                                                   BASIC EARNINGS PER COMMON SHARE   $    2.24     $    2.08    $     1.91
                                                                                     =========     =========    ==========

                                                 DILUTED EARNINGS PER COMMON SHARE   $    2.22     $    2.07    $     1.90
                                                                                     =========     =========    ==========


See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                            YEARS ENDED DECEMBER 31,       1998          1997          1996
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income.......................................................................   $   1,334     $   1,235    $    1,136
 Adjustments to reconcile net income to net cash
 from operating activities
  Depreciation....................................................................         120           120           114
  Provision for loan losses.......................................................         (23)           --            --
  Net amortization/(accretion) on securities......................................         (14)           52            83
  Loans originated for sale.......................................................      (1,051)           --          (288)
  Proceeds from sales of loans originated for sale................................       1,053            --           290
  Net (gain) loss on securities...................................................          18             5            (6)
  Net gain on sales of loans originated for sale..................................          (2)           --            (2)
  Net gain on sales of non-residential loans......................................          (1)           (7)          (35)
  Changes in assets and liabilities: Accrued interest receivable..................          35           (42)           (9)
                                     Accrued interest payable.....................          39            (2)          (12)
                                     Other assets.................................        (146)          (82)           65
                                     Other liabilities............................         (36)           77           (49)
                                                                                     ---------     ---------    ----------
                                                NET CASH FROM OPERATING ACTIVITIES       1,326         1,356         1,287
CASH FLOWS FROM INVESTING ACTIVITIES
 Securities available for sale:   Purchases.......................................      (6,437)       (1,446)       (4,328)
                                  Maturities, calls, and principal payments.......       7,408         3,548         2,382
                                  Sales ..........................................          --         1,674            --
 Securities held to maturity:     Purchases.......................................      (1,246)         (180)       (4,236)
                                  Maturities, calls, and principal payments.......       2,451         1,719         2,535
 Purchase of FHLB stock...........................................................        (423)           --            --
 Cash management funds, net sales.................................................          --            --           138
 Proceeds from sales of non-residential loans.....................................          68           188         1,099
 Net change in loans..............................................................     (20,649)       (9,708)       (3,147)
 Premises and equipment expenditures..............................................        (286)         (171)          (32)
                                                                                     ---------     ---------    ----------
                                                NET CASH FROM INVESTING ACTIVITIES     (19,114)       (4,376)       (5,589)
CASH FLOWS FROM FINANCING ACTIVITIES
 Net change in deposits...........................................................       7,968        (2,088)          301
 Net change in federal funds purchased............................................        (450)          450            --
 Proceeds from long-term FHLB borrowings..........................................      12,150         2,000           262
 Repayment of long-term FHLB borrowings...........................................        (227)         (243)         (229)
 Proceeds from shares issued upon exercise of stock options.......................           1             3            --
 Dividends paid...................................................................        (521)         (391)         (330)
                                                                                     ---------     ---------    ----------
                                                NET CASH FROM FINANCING ACTIVITIES      18,921          (269)            4
                                                                                     ---------     ---------    ----------
Net change in cash and cash equivalents...........................................       1,133        (3,289)       (4,298)
Cash and cash equivalents at beginning of year....................................       2,188         5,477         9,775
                                                                                     ---------     ---------    ----------
                                          CASH AND CASH EQUIVALENTS AT END OF YEAR   $   3,321     $   2,188    $    5,477
                                                                                     =========     =========    ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the year for: Interest..........................................   $   3,086     $   2,596    $    2,455
                                Income taxes - federal............................         571           524           529


See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)                                                 NET
                                                                                             UNREALIZED
                                                                                              GAIN ON
                                                                                             SECURITIES      TOTAL
                                                                  ADDITIONAL                 AVAILABLE       SHARE-
                                                     COMMON        PAID-IN      RETAINED      FOR SALE,      HOLDERS'
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996         STOCK        CAPITAL      EARNINGS     NET OF TAX      EQUITY
                                                    --------      ----------    --------     ----------     --------
                      BALANCES, JANUARY 1, 1996     $  1,487      $  2,559      $  4,522      $     26      $  8,594

Net income for the year .......................           --            --         1,136            --         1,136
Other comprehensive income, net:
 Net change in unrealized gain on securities
 available for sale, net of tax of $4 .........           --            --            --             6             6
                                                                                                            --------
Comprehensive income ..........................                                                                1,142
Cash dividends ($.57 per share) ...............           --            --          (339)           --          (339)
                                                    --------      --------      --------      --------      --------
                    BALANCES, DECEMBER 31, 1996        1,487         2,559         5,319            32         9,397

Net income for the year .......................           --            --         1,235            --         1,235
Other comprehensive income, net:
 Net change in unrealized gain on securities
 available for sale, net of tax of ($3) .......           --            --            --            (4)           (4)
                                                                                                            --------
Comprehensive income ..........................                                                                1,231
Issuance of 100 shares of common stock
 upon exercise of stock options ...............            1             2            --            --             3
Issuance of 297,528 shares of common stock
 for two-for-one stock split ..................        1,487            --        (1,487)           --            --
Cash dividends ($.70 per share) ...............           --            --          (415)           --          (415)
                                                    --------      --------      --------      --------      --------
                    BALANCES, DECEMBER 31, 1997        2,975         2,561         4,652            28        10,216

Net income for the year .......................           --            --         1,334            --         1,334
Other comprehensive income, net:
 Net change in unrealized gain on securities
 available for sale, net of tax of $8 .........           --            --            --            14            14
                                                                                                            --------
Comprehensive income ..........................                                                                1,348
Issuance of 67 shares of common stock
 upon exercise of stock options ...............            1            --            --            --             1
Cash dividends ($.955 per share) ..............                                     (568)                       (568)
                                                    --------      --------      --------      --------      --------
                    BALANCES, DECEMBER 31, 1998     $  2,976      $  2,561      $  5,418      $     42      $ 10,997
                                                    ========      ========      ========      ========      ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DECEMBER 31, 1998, 1997, AND 1996)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING:

Capital Directions, Inc. (the "Company") is a holding company whose wholly-owned subsidiaries include Mason State Bank (the "Bank") and Monex Financial Services, Inc. ("Monex"). Lakeside Insurance Agency is a wholly-owned subsidiary of the Bank. The accounting policies of the Company and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

NATURE OF OPERATIONS AND LINES OF BUSINESS:

The Company and its subsidiaries provide a broad range of banking and financial services in the banking industry. Substantially all revenues and services are derived from banking products and services. The Bank operates predominantly in Central Michigan as a commercial bank. The Bank's primary services include accepting retail deposits and making residential, consumer, and commercial loans.

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

SECURITIES:

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of other comprehensive income and shareholders' equity, until realized. Securities are written down to fair value when a decline in fair value is not temporary.

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

OTHER REAL ESTATE:

Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expense. There were no properties held as other real estate at December 31, 1998 and 1997.

STOCK OPTIONS:

No expense for stock options is recorded, as the grant price approximates the market price of the stock at the date of grant. Proforma disclosures in a separate note shows the effect on net income and earnings per common share had the options' fair value been recorded using an option pricing model.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

CASH FLOW REPORTING:

Cash and cash equivalents are defined to include cash on hand, non interest bearing deposits in other institutions, short-term interest bearing deposits in other institutions, and federal funds sold. Customer loan and deposit transactions, cash management funds, long-term interest bearing deposits made with other financial institutions, and short-term borrowings with an original maturity of 90 days or less are reported on a net cash flow basis.

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

COMPREHENSIVE INCOME:

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

NEW ACCOUNTING PRONOUNCEMENTS:

Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Mortgage loans originated in mortgage banking are converted into securities on occasion. A new accounting standard for 1999 will allow classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements.

RECLASSIFICATIONS:

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.


NOTE 2 - RESTRICTIONS ON CASH AND NON INTEREST BEARING DEPOSITS

To satisfy legal reserve and clearing requirements, non interest bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $424,000 and $402,000 at year-end 1998 and 1997, respectively.

NOTE 3 - SECURITIES

Year-end securities were as follows:


(In thousands)                                                        GROSS          GROSS
                                                       AMORTIZED    UNREALIZED     UNREALIZED        FAIR
                                                         COST         GAINS          LOSSES          VALUE
                                                       ---------    ---------      ----------       -------
AVAILABLE FOR SALE
1998
 Obligations of U.S. Government agencies ........       $ 1,520       $    16        $    --        $ 1,536
 Obligations of states and political subdivisions           501             8             --            509
 Corporate securities ...........................         3,235            40             --          3,275
                                                        -------       -------        -------        -------
                                                        $ 5,256       $    64        $    --        $ 5,320
                                                        =======       =======        =======        =======

1997
 Obligations of U.S. Government agencies ........       $ 3,490       $    22        $   (15)       $ 3,497
 Corporate securities ...........................         2,739            35             --          2,774
                                                        -------       -------        -------        -------
                                                        $ 6,229       $    57        $   (15)       $ 6,271
                                                        =======       =======        =======        =======

HELD TO MATURITY
1998
 Obligations of U.S. Government agencies ........       $ 1,798       $    49        $    --        $ 1,847
 Obligations of states and political subdivisions         4,478           159             --          4,637
                                                        -------       -------        -------        -------
                                                        $ 6,276       $   208        $    --        $ 6,484
                                                        =======       =======        =======        =======

1997
 Obligations of U.S. Government agencies ........       $ 2,908       $    71        $    --        $ 2,979
 Obligations of states and political subdivisions         4,539           151             --          4,690
 Collateralized mortgage obligations ............            36            --             --             36
                                                        -------       -------        -------        -------
                                                        $ 7,483       $   222        $    --        $ 7,705
                                                        =======       =======        =======        =======

The amortized cost and fair values of securities at year-end 1998 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.



(In thousands)                                      AVAILABLE FOR SALE         HELD TO MATURITY
                                                   --------------------      --------------------
                                                   AMORTIZED      FAIR       AMORTIZED      FAIR
                                                     COST        VALUE         COST         VALUE
                                                   ---------     ------      ---------     ------

Due in one year or less .....................       $1,840       $1,850       $1,265       $1,270
Due from one to five years ..................        2,395        2,435        1,124        1,155
Due from five to ten years ..................           --           --        1,090        1,144
Due after ten years .........................           --           --          999        1,068
                                                    ------       ------       ------       ------
                                                    $4,235       $4,285       $4,478       $4,637

U.S. Government mortgage-backed securities
 Fixed rate .................................          572          577        1,485        1,520
 Variable rate ..............................          449          458          313          327
                                                    ------       ------       ------       ------
                                       TOTALS       $5,256       $5,320       $6,276       $6,484
                                                    ======       ======       ======       ======

During 1998 and 1997 there were no sales or purchases of mutual funds. Net sales of mutual funds were $138,000 in 1996. No gains or losses were realized on mutual fund sales in 1998, 1997, or 1996.

There were no sales of securities in 1998. Net losses on calls of securities totaled $18,000 in 1998. During 1997, $1,674,000 of securities classified as available for sale were sold at a gross gain of $29,000 and a gross loss of $2,000. Net losses on calls of securities totaled $32,000 in 1997. In 1996, $324,000 of securities classified as held to maturity were sold under the safe harbor provision rules of SFAS No. 115. Gross gains of $6,000 were realized on these sales. For purposes of the Consolidated Statements of Cash Flows, these sales have been included as part of the maturities of securities held to maturity.

Securities with a carrying value of approximately $1,927,000 and $1,863,000 at year-end 1998 and 1997 were pledged to secure public deposits, and for other purposes as required or permitted by law. Additional securities are pledged as collateral to secure FHLB borrowings as disclosed in a separate note.

NOTE 4 - LOANS

Year-end loans were as follows:

(In thousands)                        1998          1997
                                    -------       -------

Commercial and agricultural .       $ 5,547       $ 4,241
Real estate mortgage ........        73,000        53,492
Installment .................         3,368         3,601
                                    -------       -------
                        TOTAL       $81,915       $61,334
                                    =======       =======

Certain directors, executive officers, and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:

(In thousands)                       1998         1997
                                    -----        -----

Balance, January 1 ..........       $ 609        $ 590
New loans ...................         419          100
Repayments ..................        (398)         (73)
Other changes, net ..........          --           (8)
                                    -----        -----
         BALANCE, DECEMBER 31       $ 630        $ 609
                                    =====        =====

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.



NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

(In thousands)                             1998           1997           1996
                                         -------        -------        -------
Balance, beginning of period .....       $ 1,035        $ 1,020        $   995
Loans charged-off ................           (30)           (26)           (68)
Recoveries .......................            29             41             93
Provision for loan losses ........           (23)            --             --
                                         -------        -------        -------
            BALANCE, END OF PERIOD       $ 1,011        $ 1,035        $ 1,020
                                         =======        =======        =======

During 1998, 1997, and 1996, the Company had no loans which were considered impaired.



NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(In thousands)                             1998           1997
                                         -------        -------
Land .............................       $    86        $    86
Buildings and improvements .......         1,062            914
Furniture and equipment ..........         2,369          2,237
                                         -------        -------
                        TOTAL COST         3,517          3,237

Less accumulated depreciation ....        (2,733)        (2,619)
                                         -------        -------
       PREMISES AND EQUIPMENT, NET       $   784        $   618
                                         =======        =======

NOTE 7 - INTEREST BEARING DEPOSITS

Year-end interest bearing deposits were as follows:

(In thousands)                                1998          1997
                                             -------       -------
Interest bearing demand ..............       $11,934       $ 9,976
Savings ..............................        18,201        16,008
Time
 In denominations less than $100,000 .        20,689        20,837
 In denominations of $100,000 or more         11,277         9,278
                                             -------       -------
                                 TOTAL       $62,101       $56,099
                                             =======       =======

At year-end 1998, stated maturities of time deposits were as follows:

(In thousands)

1999..........       $ 21,278
2000..........          5,279
2001..........          2,698
2002..........          2,256
2003..........            455
                     --------
         TOTAL       $ 31,966
                     ========

Related party deposits totaled approximately $1,283,000 and $267,000 at year-end 1998 and 1997.



NOTE 8 - LONG-TERM FEDERAL HOME LOAN BANK (FHLB) BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows:

(In thousands)                                                                  1998          1997
                                                                               -------       -------

Maturities May 1999 through January 2003, primarily fixed rate
 at rates from 5.67% to 6.72%, averaging 6.41% in 1998 and 6.39% in 1997       $ 3,443       $ 3,670
Maturities January 2003 through November 2008, primarily fixed rate
 at rates from 4.86% to 6.02%, averaging 5.66% .........................        12,150            --
                                                                               -------       -------
                                                                   TOTAL       $15,593       $ 3,670
                                                                               =======       =======

Each advance has a prepayment penalty which is determined based upon the lost cash flow to the FHLB. In addition to FHLB stock, the advances were collateralized by approximately $58,082,000 of first mortgage loans and securities under a blanket lien arrangement at year-end 1998 and approximately $4,588,000 of securities at year-end 1997.

At year-end 1998, scheduled principal reductions on these advances were:

(In thousands)

1999.............       $    732
2000.............          1,222
2001.............            714
2002.............            723
2003.............         11,254
Thereafter.......            948
                        --------
            TOTAL       $ 15,593
                        ========

NOTE 9 - BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $43,000 in 1998, 1997, and 1996.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $47,000 in 1998, $42,000 in 1997, and $37,000 in 1996.

An incentive stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Accordingly, no compensation cost for stock options was recognized in 1998, 1997, and 1996. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:

                                                                      WEIGHTED      WEIGHTED
                                                                       AVERAGE       AVERAGE
                                         AVAILABLE      OPTIONS       EXERCISE     GRANT DATE
                                         FOR GRANT    OUTSTANDING       PRICE      FAIR VALUE
                                         ---------    -----------     --------     ----------

Balance at January 1, 1996 .......        36,000          4,000        $12.75
Granted ..........................        (4,000)         4,000         18.00       $ 1.70
                                          ------         ------        ------
Balance December 31, 1996 ........        32,000          8,000         15.38
Granted ..........................        (4,000)         4,000         21.88         2.17
Exercised ........................            --           (200)        12.75
Forfeited ........................           400           (400)        12.75
                                          ------         ------        ------
Balance December 31, 1997 ........        28,400         11,400         17.80
Granted ..........................        (4,400)         4,400         32.00         3.21
Exercised ........................            --            (67)        18.00
Cancelled ........................            66            (66)        18.00
Forfeited ........................           867           (867)        24.19
                                          ------         ------        ------
         BALANCE DECEMBER 31, 1998        24,933         14,800        $21.64
                                          ======         ======        ======

For the options outstanding at December 31, 1998, the range of exercise prices was $12.75 to $32.00 per share with a weighted average remaining contractual life of 7.8 years. At December 31, 1998 and 1997, 3,466 and 1,133 options were exercisable at a weighted average price of $14.57 and $12.75 per share, respectively. No options were exercisable at December 31, 1996.



Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

(In thousands, except per share data)            1998         1997         1996
                                               -------      -------      -------

Net income as reported ...............         $ 1,334      $ 1,235      $ 1,136
Pro forma net income .................           1,327        1,231        1,134
Basic earnings per share as reported .            2.24         2.08         1.91
Pro forma basic earnings per share ...            2.23         2.07         1.91
Diluted earnings per share as reported            2.22         2.07         1.90
Pro forma diluted earnings per share .            2.21         2.06         1.90

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of the grant date.

                                         1998           1997           1996
                                        -------        -------        -------

Risk-free interest rate .......          5.47%          6.17%          5.23%
Expected option life ..........         5 YEARS        5 years        5 years
Expected stock price volatility          7.57%          7.57%          7.57%
Dividend yield ................          3.56%          4.19%          3.55%

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $104,000 in 1998, $85,000 in 1997, and $105,000 in 1996. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.


NOTE 10 - OTHER OPERATING EXPENSE

Other operating expense consists of:

(In thousands)                 1998       1997       1996
                               ----       ----       ----
Supplies ...............       $ 54       $ 53       $ 51
State taxes ............         65         66         68
Deferred compensation ..        104         85        105
Other expense ..........        506        441        448
                               ----       ----       ----
                   TOTAL       $729       $645       $672
                               ====       ====       ====


NOTE 11 - INCOME TAX

Income tax expense consists of:

(In thousands)                   1998         1997         1996
                                -----        -----        -----

Taxes currently payable .       $ 602        $ 517        $ 477
Deferred benefit ........         (54)         (26)         (43)
                                -----        -----        -----
                    TOTAL       $ 548        $ 491        $ 434
                                =====        =====        =====

Year-end deferred tax assets and liabilities consist of:

(In thousands)                                                1998         1997         1996
                                                             -----        -----        -----
Deferred tax assets
 Allowance for loan losses ...........................       $ 222        $ 230        $ 230
 Deferred compensation ...............................         301          299          273
 Deferred loan fees ..................................           2            5            7
 Other ...............................................           2            3            4
                                                             -----        -----        -----
                                                               527          537          514
Deferred tax liabilities
 Fixed assets ........................................         (37)         (37)         (40)
 Net unrealized gain on securities available for sale          (22)         (14)         (17)
 Deferred gain on installment sale ...................          --          (43)         (45)
 Other ...............................................          (6)         (27)         (25)
                                                             -----        -----        -----
                                                               (65)        (121)        (127)
                                                             -----        -----        -----
                                                 TOTAL       $ 462        $ 416        $ 387
                                                             =====        =====        =====

An allowance against deferred tax assets has not been recorded for 1998, 1997, or 1996.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:


(In thousands)                                 1998          1997          1996
                                              -----         -----         -----
Statutory rate ........................          34%           34%           34%
Income tax computed at statutory rate .       $ 640         $ 587         $ 534
Tax effect of
 Nontaxable income ....................         (70)          (72)          (78)
 Other ................................         (22)          (24)          (22)
                                              -----         -----         -----
                                  TOTAL       $ 548         $ 491         $ 434
                                              =====         =====         =====


NOTE 12 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:

(In thousands, except per share data)                                    1998         1997         1996
                                                                        ------       ------       ------

Basic earnings per common share:
 Net income available to common shareholders ....................       $1,334       $1,235       $1,136
 Weighted average common shares outstanding .....................          595          595          595
                                                                        ------       ------       ------
                                  BASIC EARNINGS PER COMMON SHARE       $ 2.24       $ 2.08       $ 1.91
                                                                        ======       ======       ======

Diluted earnings per common share:
 Net income available to common shareholders ....................       $1,334       $1,235       $1,136
 Weighted average common shares outstanding for basic earnings
  per common share ..............................................          595          595          595
 Add: dilutive effect of assumed exercise of stock options ......            5            3            2
                                                                        ------       ------       ------
 Weighted average common shares outstanding for diluted earnings
  per common share ..............................................          600          598          597
                                                                        ------       ------       ------
                                DILUTED EARNINGS PER COMMON SHARE       $ 2.22       $ 2.07       $ 1.90
                                                                        ======       ======       ======

Stock options for 4,100 shares of common stock were not considered in computing diluted earnings per common share for 1998 because they were antidilutive.



NOTE 13 - OTHER COMPREHENSIVE INCOME

Other comprehensive components and related taxes were as follows:

(In thousands)                                                                 1998        1997        1996
                                                                               ----        ----        ----
Net change in unrealized gain (loss) on securities available for sale
 Unrealized gain (loss) on securities available for sale ...............       $  4        $(12)       $ 16
 Reclassification adjustments for (gains) losses included in net income          18           5          (6)
                                                                               ----        ----        ----
 Net change in unrealized gain (loss) on securities available for sale .         22          (7)         10
Tax effects ............................................................         (8)          3          (4)
                                                                               ----        ----        ----
                                   TOTAL OTHER COMPREHENSIVE INCOME, NET       $ 14        $ (4)       $  6
                                                                               ====        ====        ====

NOTE 14 - COMMITMENTS AND CONTINGENCIES

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

The contract amounts of these financial instruments are as follows at year-end:

(In thousands)                                                  1998       1997
Unused lines of credit .. .................................   $7,216     $6,227
Commitments to make loans .................................      752        342
Standby letters of credit .................................      479        269

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

NOTE 15 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

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

                                                                        TIER 1
                                                  CAPITAL TO          CAPITAL TO
                                              RISK-WEIGHTED ASSETS      AVERAGE
                                              TOTAL        TIER 1       ASSETS
Well capitalized............................   10%            6%           5%
Adequately capitalized......................    8             4            4
Undercapitalized............................    6             3            3

At year-end, Bank actual capital levels and minimum required levels were:

(Dollars in thousands)                                                              MINIMUM REQUIRED TO BE
                                                                MINIMUM REQUIRED    WELL CAPITALIZED UNDER
                                                                  FOR CAPITAL         PROMPT CORRECTIVE
                                              ACTUAL           ADEQUACY PURPOSES      ACTION REGULATIONS
                                        AMOUNT       RATIO     AMOUNT       RATIO     AMOUNT       RATIO
1998
Total capital
 (to risk weighted assets) .......     $11,718       17.7%     $5,303        8.0%     $6,628       10.0%
Tier 1 capital
 (to risk weighted assets) .......      10,887       16.4       2,651        4.0       3,977        6.0
Tier 1 capital (to average assets)      10,887       11.2       3,898        4.0       4,873        5.0

1997
Total capital
 (to risk weighted assets) .......     $10,799       19.7%     $4,375        8.0%     $5,468       10.0%
Tier 1 capital
 (to risk weighted assets) .......      10,111       18.5       2,187        4.0       3,281        6.0
Tier 1 capital (to average assets)      10,111       12.6       3,213        4.0       4,017        5.0

The Bank was considered well capitalized at year-end 1998 and 1997.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year-end 1998, the Bank could pay approximately $6,415,000 in dividends to the parent company without prior regulatory approval.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair values for cash and cash equivalents, demand and savings deposits, short-term borrowings, accrued interest, FHLB stock, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or time deposits and for variable rate loans or time deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. Fair value of loans held for sale is based on market estimates. The fair value of debt is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or costs that would currently be charged to enter into or terminate such arrangements and are not material to this presentation.

The estimated year-end fair values of financial instruments were as follows:

(In thousands)                                       1998                        1997
                                            CARRYING     ESTIMATED      CARRYING      ESTIMATED
                                             VALUE       FAIR VALUE       VALUE       FAIR VALUE
Financial assets
 Cash and cash equivalents ...............  $  3,321      $  3,321      $  2,188      $  2,188
 Securities available for sale ...........     5,320         5,320         6,271         6,271
 Securities held to maturity .............     6,276         6,484         7,483         7,705
 FHLB stock ..............................       787           787           364           364
 Loans, net of allowance for loan losses..    80,904        82,211        60,299        61,162
 Accrued interest receivable .............       509           509           544           544
Financial liabilities
 Deposits ................................   (72,389)      (72,680)      (64,421)      (64,597)
 Federal funds purchased .................        --            --          (450)         (450)
 Long-term FHLB borrowings ...............   (15,593)      (15,824)       (3,670)       (3,704)
 Accrued interest payable ................      (232)         (232)         (193)         (193)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year-end 1998 or 1997, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year-end 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained workforce, customer goodwill, and similar items.


NOTE 17 - CAPITAL DIRECTIONS, INC. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The following condensed financial information is for Capital Directions, Inc. (parent company only):

CONDENSED BALANCE SHEETS
(In thousands)                                               DECEMBER 31,      1998         1997
ASSETS
Cash, due from banks, and other cash equivalents ........................     $    52     $      4
Investment in Mason State Bank ..........................................      10,928       10,139
Investment in Monex Financial Services, Inc. ............................           4            4
Other assets ............................................................         173          182
                                                                              -------     --------
                                                             TOTAL ASSETS     $11,157     $ 10,329
                                                                              =======     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable .......................................................     $   160     $    113
Shareholders' equity ....................................................      10,997       10,216
                                                                              -------     --------
                               TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $11,157     $ 10,329
                                                                              =======     ========

CONDENSED STATEMENTS OF INCOME
(In thousands)                                   YEARS ENDED DECEMBER 31,       1998         1997         1996
OPERATING INCOME
 Dividends from Mason State Bank ........................................     $   583     $    338      $   420
 Dividends from Monex Financial Services, Inc. ..........................          --          148           --
                                                                              -------     --------      -------
                                                                                  583          486          420
OPERATING EXPENSES
 Wages and benefits .....................................................           4           68           68
 Other expenses and income tax benefit ..................................          19           (3)          (6)
                                                                              -------     --------      -------
                                                                                   23           65           62

INCOME BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES ........         560          421          358

Equity in undistributed net income of Mason State Bank ..................         774          961          791
Equity in excess distributed net income of Monex Financial Services, Inc.          --         (147)         (13)
                                                                              -------     --------      -------
                                                                                  774          814          778
                                                                              -------     --------      -------
                                                               NET INCOME     $ 1,334     $  1,235      $ 1,136
                                                                              =======     ========      =======

Other comprehensive income and comprehensive income for the Parent Company are equal to the amounts reported for the Consolidated Company for 1998, 1997, and 1996 as disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)                       YEARS ENDED DECEMBER 31,       1998         1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income .................................................     $ 1,334      $ 1,235      $ 1,136
 Adjustments to reconcile net income to net cash
 from operating activities
  Equity in undistributed net income of subsidiaries ........        (774)        (814)        (778)
  Change in other assets ....................................           8          (43)         (19)
                                                                  -------      -------      -------
                           Net cash from operating activities         568          378          339

CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from shares issued upon exercise of stock options .           1            3           --
 Dividends paid .............................................        (521)        (391)        (330)
                                                                  -------      -------      -------
                           Net cash from financing activities        (520)        (388)        (330)
                                                                  =======      =======      =======
Net change in cash and cash equivalents .....................          48          (10)           9
Cash and cash equivalents at beginning of year ..............           4           14            5
                                                                  -------      -------      -------
                     CASH AND CASH EQUIVALENTS AT END OF YEAR     $    52      $     4      $    14
                                                                  =======      =======      =======

CAPITAL DIRECTIONS, INC. DIRECTORS

BOARD OF DIRECTORS

George A. Sullivan
Chairman, Capital Directions, Inc.
Private Practice Attorney

Gerald W. Ambrose
Vice Chairman, Capital Directions, Inc.
County Controller, Ingham County

Timothy P. Gaylord
President & Chief Executive Officer
Capital Directions, Inc.

Douglas W. Dancer
Secretary, Capital Directions, Inc.
Realtor, CB Richard Ellis Martin

Marvin B. Oesterle
Partner, Golden Acres Farms and
Oesterle Brothers Seed Corn

Paula Johnson
Co-owner, Vision Real Estate Company and
Developer, PAL, LLC

OFFICERS

George A. Sullivan, Chairman
Gerald W. Ambrose, Vice Chairman
Timothy P. Gaylord, President & Chief Executive Officer
Douglas W. Dancer, Secretary
Lois A. Toth, Treasurer


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

Jeff Kumfer
Vice President, Commercial Loans

Joanne Bowerman
Assistant Vice President, Operations

Melanie J. Greene
Assistant Vice President, Director of Marketing

Elizabeth J. Luttrell
Assistant Vice President, Human Resources & Security

Thelma Hines
Customer Services Officer

Lois A. Toth
Controller & Cashier

Virginia Taylor
Auditor & Compliance Officer

Lea Ammerman
Branch Manager

1998 HIGHLIGHTS

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

[PRESTIGE CLUB PAPER]
In 1998, Mason State Bank entered into an agreement with a local insurance company and AutoOwners Insurance Group to offer all MSB checking account holders membership in the Mason State Bank Prestige Club.



Prestige Club members are eligible for exceptional group discounts on private passenger automobile insurance, homeowners insurance, and executive umbrella insurance. This free benefit resulted in substantial annual savings for qualified Mason State Bank checking customers!

You've heard about it in all the media, it goes by different names...the new millenium...Y2K... it's the Year 2000.

                                   [GRAPHIC]

Mason State Bank has a Year 2000 team that is working on issues related to the Year 2000. Both hardware and software are inventoried and mission critical systems have been identified. Our core operating system software and hardware was certified as Year 2000 compliant. Testing of all mission critical systems started in June 1998 with completion expected by June 1999. The Bank contacted both commercial and retail customers to inform them of issues related to the Year 2000, and assist them in preparing for the change.

[GRAPHIC]
In late 1997, the directors, management, and staff of Mason State Bank and G & R Felpausch Company of Hastings announced an upcoming Mason State Bank supermarket branch inside the Leslie Felpausch. The beautiful new branch opened in October of 1998.

[GRAPHIC]
The best source of growth is not always new customers; but often selling additional products to existing customers. This is called growing the share of wallet and it has been a successful strategy for our Commercial Loan Department. MSB increased the number of profitable products per customer by providing clients with unparalleled, personalized service and innovative product upgrades at very competitive prices.

[GRAPHIC]
MSB began its Leslie branch grand opening celebrations on October 23rd. A ribbon cutting ceremony was conducted by Felpausch and Mason State Bank representatives with community leaders and residents attending.

[GRAPHIC]
The Bank hosted a grand opening event for the entire community on Saturday the 24th. Clowns painted faces and did balloon tricks, there was a huge hot dog roast, and many valuable prizes. Everyone involved had a great time, and the weather was perfect!

[GRAPHIC]
During 1998, Mason State Bank promoted Lea Ammerman to Officer and made her Branch Manager of the new Leslie location.

Additionally, Lea was elected in 1998 to the Leslie Area Chamber of Commerce Board of Directors.

[GRAPHIC]
The staff of Mason State Bank bid a fond farewell to Virginia Taylor in 1998.

Virginia retired after 12 years of dedicated service to the Bank as auditor and compliance officer. She will be missed by everyone!


Mortgage loan outstandings showed extensive growth in 1998. The Bank marketed mortgage, refinance, construction, and home equity loans through personal sales at home shows, sales contacts with Realtors, direct mail, and referrals from satisfied Mason State Bank customers.

[GRAPHIC]

In addition to increased sales proficiency, quick and efficient processing of the loans is necessary for such an explosion in mortgage loan outstandings. During 1998, Deb Whited was promoted to Loan Processing Supervisor. Pairing increased sales effort with the talent of the loan processing staff allowed the Bank to process more loans than ever before. This dedication to success led to Deb Whited being named employee of the year by the staff of Mason State Bank!

[GRAPHIC]
In 1998, Mason State Bank installed a Marketing Customer Information File (MCIF) program which combines customer, product, and account level information into one source accessed on a personal computer.

[GRAPHIC]
The Bank now has a complete picture of the relationships any member of a household has with us. This provides immediate and accurate analysis of the customer base and allows us to compare, summarize, analyze, segment, research, or even add information to any or all of the records. This strategic action has been and will continue to be instrumental to future sales planning and implementation.

FINANCIAL HIGHLIGHTS

                                                                                         CHANGE      CHANGE
                                                      1998              1997             AMOUNT      PERCENT
 INCOME STATEMENT
 Net interest income ........................     $  3,755,000      $ 3,498,000      $   257,000      7.35%
 Net income .................................        1,334,000        1,235,000           99,000      8.02
 Basic earnings per share ...................             2.24             2.08             0.16      7.69
 Cash dividend declared per share ...........             0.96             0.70             0.26     37.14

RATIOS
 Return on average shareholders' equity .....            12.53%           12.47%
 Return on average assets ...................             1.47             1.56
 Average shareholders' equity as a percentage
  of average assets .........................            11.78            12.47
BALANCE SHEET
 Total assets ...............................     $100,229,000      $79,957,000      $20,272,000     25.35%
 Total earning assets .......................       94,924,000       75,640,000       19,284,000     25.49
 Total loans, net ...........................       80,904,000       60,299,000       20,605,000     34.17
 Total deposits .............................       72,389,000       64,421,000        7,968,000     12.37