Form 10-K405, Exhibit 13
period 1999-12-31
CAPITAL DIRECTIONS INC
filed 2000-03-29
CIK 830157

                                                                      EXHIBIT 13

                            CAPITAL DIRECTIONS, INC.

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

                                  [FDIC LOGO]




                                    CONTENTS

A message from the President and CEO ...............................    2
Shareholder returns 1990-1999 ......................................    3
Stock and shareholder information ..................................    4
Market for common stock and related security holder matters ........    4
Management, officers, and directors ................................   4-5
Financial highlights ...............................................    5
Selected financial data ............................................    6
Management's discussion and analysis
of financial condition and results of operations ...................   7-11
Report of independent auditors .....................................   12
Capital Directions, Inc. consolidated balance sheets ...............   13
Capital Directions, Inc. consolidated statements of income .........   14
Capital Directions, Inc. consolidated statements of cash flows .....   15
Capital Directions, Inc. consolidated statements of changes
in shareholders' equity ............................................   16
Notes to consolidated financial statements
(December 31, 1999, 1998 and 1997) .................................   17-24



                               1999 ANNUAL REPORT

TO OUR SHAREHOLDERS

[TIMOTHY P. GAYLORD PHOTO]
The true test of performance for any company is its ability to increase shareholder value over time. In 1999, basic earnings per share increased 12.05% over the prior year to $2.51 per share. We are very pleased that our shareholders saw a total return on their investment of 33.44% compared to an industry average decline of 8.00%*. This represents an outstanding return, but even more importantly, by taking advantage of our dividend reinvestment program, many of our shareholders have received an annual compounded rate of return of 29.96% since December of 1994. As the chart on page 3 illustrates, an investment in Capital Directions, Inc.'s common stock has proven to be a very wise one. The groundwork laid during the past 10 years continues to show results. Among the mega-mergers that create huge national and super-regional banks, Mason State Bank continues to follow its strategic plan to remain an independent community bank. This is truly a niche that large acquiring banks cannot fill. The role of a community bank means exceeding the expectations consumers have about service, having local decision making and ongoing community involvement. It means having the products available to meet your customer's financial needs. And from the Bank's and its shareholders' perspective, it also means controlling expenses. A measurement of the Bank's ability to control expenses is its efficiency ratio. Mason State Bank ranks in the top 10% of peer banks with an operating efficiency of 52.08%. Using these principles, 1999 was another record year for the Company and very rewarding for Capital Directions, Inc.'s shareholders.

The new state-of-the-art branch located in the Leslie Felpausch Food Center is being warmly received and has exceeded our first year revenue projections. The loan portfolio continues to perform well with net charge-offs for 1999 totaling only $4,000. The adherence to a stringent credit culture has positioned the Bank to perform in a strong economy or even in the event of an economic downturn. The Bank continues to be highly rated by bank analysts for consistent earnings, excellent asset quality and a strong capital position.

The Mason State Bank Y2K Committee was formed in 1997 and throughout 1998 completed the Assessment, Renovation and Upgrade phases of the Year 2000 plan. In 1999, those individuals were charged with the development of a Business Resumption Contingency Plan to ensure continued service to our customers in the case of an event. The Year 2000 was ushered in without any effect on our systems. For that, I would like to thank the individuals who participated in each of these phases over the past three years.

In the year 2000, we see opportunities in commercial and consumer lending, and expect moderate growth in these portfolios. Residential lending may decline somewhat due to the challenging rate environment. We expect new construction and the purchase of existing homes to remain strong. We also see opportunities to expand our market share in our primary markets and increase the product penetration or "share of wallet" within our existing customer base. Our primary strategy will be utilizing the Marketing Customer Information File (MCIF) to review the overall household relationship with the Bank. We will then market additional products that benefit our customers while increasing the profit in each client relationship.

Waiting for customers to walk through the door and order taking no longer works-a bank must sell itself and its services. Our bankers are learning to use their expertise as consultants. By learning more about the customer's needs and tailoring solutions with the best products and services, a mutually satisfying relationship evolves. These efforts will continue to gain momentum from the evolving sales abilities of our staff. The year 2000 will see a renewed dedication and approach to sales and customer service training.

We close 1999 recognizing our directors, management and staff in their ongoing efforts to meet our customers' needs and continuously improving corporate performance. I also thank our customers and shareholders for their loyalty and support.

I look forward to seeing you at the Annual Shareholders' Meeting on April 27, 2000 at 6:00 p.m. at the Mason Area Historical Museum.

Sincerely,


/s/ Timothy P. Gaylord
Timothy Gaylord, President and CEO
Capital Directions, Inc. and Mason State Bank


* 1999 NASDAQ Bank Index Average

                                                      [BAR GRAPH]

STOCK PERFORMANCE                                                                                                  $37,072
--------------------------------------------------------------------------------------------------------------------------

The 1-year annualized       The 5-year annualized        Capital Directions, Inc. shareholders
  return on Capital           return on Capital          taking advantage of the dividend
Directions, Inc. stock      Directions, Inc. stock       reinvestment program experienced an
    was 33.44%(1)                was 29.96%(1)           overall annual compounded rate of return
                                                         of 29.96% since December of 1994(1).          $10,000
                                                                                                      12/31/94    12/31/99
                                                         -----------------------------------------------------------------


SHAREHOLDER RETURNS 1990-1999
----------------------------------------------------------------------------------------------------------------------
                        1990      1991      1992      1993      1994      1995      1996      1997      1998      1999


NET INCOME
(In thousands)          $578      $678      $835       $869     $930     $1,050    $1,136    $1,235    $1,334    $1,449


RETURN ON EQUITY
(ROE)                  10.41%    11.54%    13.10%     12.62%   12.48%     12.71%    12.67%    12.47%    12.53%    13.06%


RETURN ON ASSETS
(ROA)                    .76%      .85%     1.10%      1.14%    1.24%      1.40%     1.49%     1.56%     1.47%     1.44%


BOOK VALUE
PER SHARE
(Retroactively
adjusted for
stock splits)          $9.59    $10.23    $11.14     $12.17   $12.86     $14.45    $15.80    $17.17    $18.48    $19.82


SHAREHOLDERS'
EQUITY TO TOTAL
ASSETS                  7.13%     7.69%     8.47%      9.52%   10.05%     11.04%    11.91%    12.78%    10.97%    11.19%


1 Computation assumes quarterly reinvestment of dividends. Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through local brokers. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. Return is determined by an investment accumulation schedule using the beginning value per share and the ending value per share including additional shares or fractional shares earned through quarterly dividend reinvestment.

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

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting for the year ended December 31, 1999 will be held at the Mason Area Historical Museum, 200 East Oak Street, Mason, Michigan on Thursday, April 27, 2000 at 6:00 p.m.

HOW TO ORDER FORM 10-K
The Corporation's 1999 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P. O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

MARKET FOR COMMON STOCK AND
RELATED SECURITY HOLDER MATTERS


Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of First Union Securities, Morgan Stanley Dean Witter and Raymond James & Assoc., Inc. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 1999, there were approximately 432 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $681,000 declared in 1999 and $568,000 in 1998.

                   First      Second      Third      Fourth
                 Quarter     Quarter    Quarter     Quarter
1999
High..........   $ 36.75    $  36.75    $ 39.25     $ 41.00
Low...........     31.25       35.00      35.25       39.50
Dividend
  per share
  declared....      0.27        0.28       0.29        0.30
1998
High..........   $ 33.00    $  33.00    $ 33.38     $ 31.25
Low...........     25.00       31.25      28.00       30.00
Dividend
  per share
  declared....      0.19        0.23       0.27        0.27

CAPITAL DIRECTIONS, INC.
BOARD OF DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

GEORGE A. SULLIVAN
Chairman, Capital Directions, Inc.
Private Practice Attorney

GERALD W. AMBROSE
Vice Chairman, Capital
Directions, Inc.
County Controller, Ingham County

TIMOTHY P. GAYLORD
President & Chief Executive
Officer, Capital Directions, Inc.

DOUGLAS W. DANCER
Secretary, Capital Directions, Inc.,
Realtor, CB Richard Ellis Martin

MARVIN B. OESTERLE
Partner, Golden Acres Farms and
Oesterle Brothers Seed Corn

PAULA JOHNSON
Co-owner, Vision Real Estate and
Developer, PAL, LLC (ie: Vision
Village Condominiums)

OFFICERS

GEORGE A. SULLIVAN
Chairman

GERALD W. AMBROSE
Vice Chairman

TIMOTHY P. GAYLORD
President & Chief Executive Officer

DOUGLAS W. DANCER
Secretary

LOIS A. TOTH
Treasurer

FINANCIAL HIGHLIGHTS


                                                                                                     Change            Change
                                                                    1999              1998           Amount           Percent
INCOME STATEMENT
Net interest income....................................    $   4,085,000     $   3,755,000    $     330,000             8.79%
Net income.............................................        1,499,000         1,334,000          165,000            12.37
Basic earnings per share...............................             2.51              2.24             0.27            12.05
Cash dividend declared per share.......................             1.14              0.96             0.18            18.75
RATIOS
Return on average shareholders' equity.................           13.06%            12.53%
Return on average assets...............................            1.44              1.47
Average shareholders' equity as a
 percentage of average assets..........................           11.00             11.75
BALANCE SHEET
Total assets...........................................    $ 105,713,000     $ 100,229,000    $   5,484,000             5.47%
Total earning assets...................................       99,892,000        94,924,000        4,968,000             5.23
Total loans, net.......................................       88,057,000        80,904,000        7,153,000             8.84
Total deposits.........................................       72,030,000        72,389,000         (359,000)           (0.50)

MASON STATE BANK
MANAGEMENT


TIMOTHY P. GAYLORD
President & Chief Executive Officer

THOMAS L. PETERSON
Senior Vice President, Retail Banking

KATHLEEN BAKER
Vice President, Mortgage Loans

JEFF KUMFER
Vice President, Commercial Loans

ELIZABETH J. LUTTRELL
Assistant Vice President, Human
Resources & Security

MELANIE J. OLSON
Assistant Vice President, Director
of Marketing

THELMA HINES
Customer Service Officer

LOIS A. TOTH
Controller & Cashier

LEA L. AMMERMAN
Branch Manager

MARY E. BENJAMIN
Operations Officer


AT MASON STATE BANK
DURING 1999...


KELLEY MENDENALL
was named Employee of the Year

KIM DOCKTER
was named Volunteer of the Year

DEBBIE SATCHELL
was named Salesperson of the Year

MARY E. BENJAMIN
joined as Operations Officer

[MARY E. BENJAMIN PHOTO]

SELECTED FINANCIAL DATA

(in thousands, except per share data)
                                                      1999             1998               1997              1996             1995
SUMMARY OF OPERATIONS
Interest and dividend income................. $       7,525     $      6,880      $      6,092     $       5,709     $      5,740
Interest expense.............................         3,440            3,125             2,594             2,443            2,441
                                              -------------     ------------      ------------     -------------     ------------
Net interest income..........................         4,085            3,755             3,498             3,266            3,299
Provision for loan losses....................            48              (23)                -                 -              193
Non interest income..........................           592              565               568               783            1,046
Non interest expense.........................         2,471            2,461             2,340             2,479            2,714
                                              -------------     ------------      ------------     -------------     ------------
Income before income tax expense.............         2,158            1,882             1,726             1,570            1,438
Income tax expense...........................           659              548               491               434              388
                                              -------------     ------------      ------------     -------------     ------------
Net income................................... $       1,499     $      1,334      $      1,235     $       1,136     $      1,050
                                              =============     ============      ============     =============     ============
PER SHARE(1)
Average shares outstanding...................       596,200          595,064           594,926           594,856          594,856
Basic earnings(2)............................ $        2.51     $       2.24      $       2.08     $        1.91     $       1.77
Diluted earnings(2)..........................          2.49             2.22              2.07              1.90             1.76
Dividends declared...........................          1.14             0.96              0.70              0.57             0.52
Book value...................................         19.82            18.48             17.17             15.80            14.45
RATIOS BASED ON NET INCOME
Net income to average shareholders' equity...        13.06%           12.53%            12.47%            12.67%           12.71%
Net income to average assets.................         1.44             1.47              1.56              1.49             1.40
BALANCE SHEET
Assets....................................... $     105,713     $    100,229      $     79,957     $      78,920     $     77,835
Net loans....................................        88,057           80,904            60,299            50,772           48,689
Short-term investments.......................            54              626               188             2,800            6,050
Securities...................................        10,726           12,383            14,118            19,497           16,055
Deposits.....................................        72,030           72,389            64,421            66,509           66,208
Long-term Federal Home Loan Bank
  borrowings.................................        18,861           15,593             3,670             1,913            1,880
Shareholders' equity.........................        11,828           10,997            10,216             9,397            8,594


1 A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Also, a 2-for-1 stock split was declared on the common stock on December 15, 1994, and paid February 1, 1995. Earnings, dividends, book value, and price per share figures have been restated to give retroactive effect to these splits.

2 Restated to reflect adoption of SFAS No. 128 on December 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


The following discussion and analysis provides additional information concerning the consolidated financial condition and results of operations for Capital Directions, Inc. (the "Corporation") and its wholly owned subsidiaries. It should be read in conjunction with the consolidated financial statements and supplemental data contained elsewhere in this report.

Capital Directions, Inc., a one-bank holding company, commenced operations on July 22, 1988. This was facilitated by the acquisition of 100% of the outstanding shares of Mason State Bank in an exchange of common stock.

The Corporation is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities that will have such affect if implemented.

PERFORMANCE SUMMARY

In 1999, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,499,000. This is an increase of 12.37% over the previous year. Basic earnings per share were $2.51 in 1999 compared to $2.24 in 1998. In 1999, return on average assets decreased to 1.44% from 1.47% in 1998. This decrease is attributable to the growth percentage in the total average assets of the Corporation exceeding the percentage growth in net income during 1999. Return on shareholders' equity was 13.06%, up from 12.53% in 1998. As of December 31, 1999 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale was 11.1%, down from 11.2% the prior year, but well in excess of the 4.0% minimum required by regulatory authorities.

The following table provides a summary of the factors impacting net income in 1999 compared to the same components in 1998:



(In thousands)
1998 NET INCOME.................................   $    1,334
Increase (decrease) in net income
  Interest income...............................          645
  Interest expense..............................         (315)
  Provision for loan losses.....................          (71)
  Non interest income...........................           27
  Non interest expense..........................          (10)
  Income taxes..................................         (111)
                                                   ----------
1999 NET INCOME.................................   $    1,499



In 1998, net income for the Corporation was $1,334,000, which was an increase of 8.02% over net earnings of $1,235,000 for 1997. Basic earnings per share increased to $2.24 in 1998 compared to $2.08 in 1997. The 1998 return on average assets decreased to 1.47% from 1.56% in 1997. Return on average shareholders' equity was 12.53%, up from 12.47% in 1997. The leveraged capital ratio for the year ending December 31, 1998 was 11.2%, down from 12.6% the prior year.

The operations of our Holding Corporation did not materially affect the consolidated financial results for 1999, 1998 or 1997.

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

Net interest income for 1999, on a fully taxable equivalent basis, was $4,187,000, an increase of $322,000 over 1998. For 1998, net interest income, on a fully taxable equivalent basis, increased $246,000 over 1997. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1 on the following page. The affect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2 on page 9. As shown, net interest income improved in 1999 and 1998 generally due to volume increases in earning assets.

Yields on assets and funding rates were lower in 1999 and 1998, reflecting a decreasing interest rate environment, with customers moving to higher priced deposit products. Average tax equivalent yields on earning assets decreased to 7.73% in 1999 from 8.15% in 1998. Interest bearing liability rates decreased to 4.23% in 1999 from 4.48% in 1998. Despite an increase in net interest income related primarily to an increase of 14.96% in average earning assets, tax equivalent net interest margin decreased by 26 basis points primarily related to a 42 basis point decline in the average tax equivalent rate on earning assets.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; loans 90 days past due, but not considered non-performing; charge-offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. Based on the growth achieved in the Bank's loan portfolio in 1999, the provision for loan losses recorded in 1999 was $48,000. A provision of ($23,000) was recorded in 1998.

Net charge-offs for 1999 totaled $4,000, while 1998 totaled less than $500. This was preceded by five consecutive years of net recoveries. Excellent loan portfolio performance indicates a continued strong mid-Michigan business climate and reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and concludes the $1,055,000 allowance or 1.18% allowance to total loans appropriate to cover inherent losses in the portfolio at year-end 1999.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 1999, non-performing loans totaled $338,000 or .38% of total loans. This represents a decrease of $35,000 in non-performing loans from 1998 levels. Non-performing loans totaled .46% of total loans in 1998. This was an increase of $164,000 from the 1997 levels.


DECEMBER 31,                     1999             1998
Non-accrual..............   $      32,000     $     243,000
90 days or more past due.         306,000           130,000
Renegotiated.............              --                --
                            -------------     -------------
Total....................   $     338,000     $     373,000

A loan is considered impaired when full collection of principal and interest is not expected under the original terms of the loan. There were no impaired loans in the portfolio at December 31, 1999, 1998 or 1997.

TABLE 1

                                        1999                                1998                                1997
                                     Interest      Average                Interest      Average                Interest      Average
(Dollars in              Average      Income/       Yield/    Average      Income/       Yield/    Average      Income/       Yield/
thousands)               Balance     Expense*        Rate*    Balance     Expense*        Rate*    Balance     Expense*        Rate*
Loans................   $ 86,397      $ 6,782        7.85%   $ 69,172      $ 5,870        8.49%   $ 54,870      $ 4,910        8.95%
Other
  earning
  assets.............     12,245          845        6.90      16,633        1,120        6.73      18,733        1,303        6.96
                        --------      -------                --------      -------                --------      -------
Total
  earning
  assets.............     98,642        7,627        7.73      85,805        6,990        8.15      73,603        6,213        8.44
Other
  assets.............      5,702                                4,810                                5,784
                        --------                             --------                             --------
Total................   $104,344                             $ 90,615                             $ 79,387
                        ========                             ========                             ========
Interest
  bearing
  liabilities........   $ 81,409      $ 3,440        4.23%   $ 69,717      $ 3,125        4.48    $ 59,070      $ 2,594        4.39%
                                      -------                              -------                              -------
Non interest
  bearing
  liabilities
  and
  equity.............      22,935                              20,898                              20,317
                        ---------                             -------                             -------
Total................   $ 104,344                             $90,615                             $79,387
                        =========                             =======                             =======
Net interest income..                 $ 4,187                              $ 3,865                              $ 3,619
                                      =======                              =======                              =======
Net interest margin on
  earning assets.....                                4.24%                                4.50%                                4.92%

* Fully taxable equivalent basis.

TABLE 2


(Dollars in thousands)                             1999 compared to 1998              1998 compared to 1997

                              Change due to:  Volume        Rate         Total    Volume         Rate         Total
Earning assets*
  Loans.................................... $  1,377    $   (465)    $    912   $   1,225    $   (265)    $    960
  Taxable investment securities............     (167)         10         (157)       (185)        (31)        (216)
  Non-tax investment securities............      (15)         (9)         (24)        (39)          6          (33)
  Federal funds sold.......................      (85)         (9)         (94)         64           2           66
                                            --------    --------     --------   ---------    --------     --------
Total interest income...................... $  1,110    $   (473)    $    637   $   1,065    $   (288)    $    777
Interest bearing liabilities:
  Interest bearing demand deposits......... $     19    $    (59)    $    (40)  $      17    $    (43)    $    (26)
  Savings deposits.........................       50         (50)          --          30           5           35
  Time deposits under $100,000.............      (43)        (64)        (107)        (12)         17            5
  Time deposits $100,000 or more...........       75         (48)          27          92          (9)          83
  Other borrowings.........................      459         (24)         435         442          (8)         434
                                            --------    --------     --------   ---------    --------     --------
Total interest expense..................... $    560    $   (245)    $    315   $     569    $    (38)    $    531

Net interest income........................ $    550    $   (228)    $    322   $     496    $   (250)    $    246



- Fully taxable equivalent basis.


NON INTEREST INCOME

Non interest income increased by $27,000 from the previous year. Deposit service charges as well as investment commission fees increased in 1999. In addition, there were no gains or losses incurred on securities called or sold in 1999. The change in non interest income from 1998 to 1997 was a decline of $3,000. Investment commission fees as well as ATM transaction fees increased in 1998. These increases were offset by an increase in net losses on securities of $13,000 in 1998.

NON INTEREST EXPENSE

Non interest expense increased $10,000 during 1999. This increase is a result of several factors, including increased benefit costs, as well as data processing costs and expenses for outsourced services. In addition, premises and equipment costs increased in 1999 due to the completion of the new Leslie, Michigan office that opened in October 1998. These expenses were partially offset by lower marketing expenses in 1999. Non interest expense increased by $121,000 from 1997 to 1998. These increases were related to increased salary and benefit costs, data processing costs and net occupancy expenses.

INCOME TAX EXPENSE

The 1999 provision for income tax was $659,000, up from $548,000 in 1998. The 1998 provision was up $57,000 from the $491,000 provision in 1997. This figure reflects a higher taxable income in 1999 and 1998.

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

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $798,000 in federal funds sold in 1999. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternative funding source, lower costs for credit services, and an alternative tool to manage interest rate risk. Throughout 1996, 1997, 1998 and 1999 the Bank used this source of funding (see
Note 8 to the consolidated financial statements) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow, repayments and maturities of loans, other borrowings and growth in core deposits.

At December 31, 1999 the securities available for sale were valued at $9,751,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 2000.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest rates. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable rate loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart below, using recommended regulatory standards reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 1999, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 71%.



                                 0-30          31-90         Second          Third         Fourth         Annual          1-3
GAP MEASUREMENT                  Days           Days         Quarter        Quarter        Quarter         Total         Years
(Dollars in
thousands)
ASSETS
Loans .....................   $  6,296       $  1,222       $  3,318       $  2,847       $  2,982       $ 16,665       $ 12,561
Allowance for loan losses..       --             --             --             --             --             --             --
Investments(1).............      1,380            623            926            386            523          3,838          3,498
Other non earning assets          --             --             --             --             --             --             --
                              --------       --------       --------       --------       --------       --------       --------
Total .....................   $  7,676       $  1,845       $  4,244       $  3,233       $  3,505       $ 20,503       $ 16,059
                              ========       ========       ========       ========       ========       ========       ========
LIABILITIES
Non interest
bearing deposits ..........   $     67       $    134       $    201       $    201       $    201       $    804       $  2,413
Interest bearing deposits..      7,995          3,189          5,668          4,740          3,586         25,178          9,881
Federal funds
purchased .................      1,700           --             --             --             --            1,700           --
Long-term FHLB
borrowings ................       --               20          1,070           --              132          1,222          1,437
Other liabilities .........       --             --             --             --             --             --             --
Capital ...................       --             --             --             --             --             --             --
                              --------       --------       --------       --------       --------       --------       --------
Total .....................   $  9,762       $  3,343       $  6,939       $  4,941       $  3,919       $ 28,904       $ 13,731
                              ========       ========       ========       ========       ========       ========       ========
GAP .......................   $ (2,086)      $ (1,498)      $ (2,695)      $ (1,708)      $   (414)      $ (8,401)      $  2,328
Cumulative GAP ............     (2,086)      $ (3,584)      $ (6,279)      $ (7,987)      $ (8,401)      $ (8,401)      $ (6,073)
GAP ratio .................         79%            55%            61%            65%            89%            71%           117%


                                    3-5         Over 5
GAP MEASUREMENT                    Years        Years          Total
(Dollars in
thousands)
ASSETS
Loans .....................   $  16,688       $  43,198      $  89,112
Allowance for loan losses          --              --           (1,055)
Investments(1).............       2,825             619         10,780
Other non earning assets...        --              --            6,876
                              ---------       ---------      ---------
Total .....................   $  19,513       $  43,817      $ 105,713
                              =========       =========      =========
LIABILITIES
Non interest
bearing deposits ..........   $     626       $   5,041      $   8,884
Interest bearing deposits         4,516          23,571         63,146
Federal funds
purchased .................        --              --            1,700
Long-term FHLB
borrowings ................      13,280           2,922         18,861
Other liabilities .........        --              --            1,294
Capital ...................        --              --           11,828
                              ---------       ---------      ---------
Total .....................   $  18,422       $  31,534      $ 105,713
                              =========       =========      =========
GAP .......................   $   1,091       $  12,283
Cumulative GAP ............   $  (4,982)      $   7,301
GAP ratio .................         106%            139%


1 Maturities reflect probable prepayments and calls.

The chart shows the Bank's GAP position as of December 31, 1999. The Bank has a liability sensitive position within one year of approximately $8,401,000 which indicates higher net interest income may be earned if rates decrease during the period and lower net interest income may be earned if rates increase during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $840,000 or 7.67% to $11,795,000 at year-end 1999, which represented 11.16% of total assets. At December 31, 1998, the similar ratio of shareholders' equity to total assets was 10.93%. Dividends declared per common share increased by 18.75% to $1.14 in 1999 compared to $ .96 in 1998. The Corporation has a strong capital position that will meet our needs in 2000.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 1999, the Bank has a "risk-based" total capital to asset ratio of 17.9%. The ratio exceeds the requirements established by regulatory agencies as shown below.


                                       DECEMBER 31, 1999
CAPITAL
(Dollars in thousands)             Risk-based      Leverage
Actual amount...................   $   12,612    $   11,729
Actual percentage...............         17.9%         11.1%
Required amount.................   $    5,639    $    4,225
Required percent................          8.0%          4.0%
EXCESS AMOUNT...................   $    6,973    $    7,504

Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay its parent Corporation. Of the $12,612,000 in risk-based capital, $5,325,000 is available for dividends to the parent Corporation in 2000 (before considering 2000 net income and any changes in risk-based assets). The remaining $7,287,000 is restricted based on the minimum risk-based capital requirements now in effect.

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

IMPACT OF YEAR 2000 COMPLIANCE

During 1999, Capital Directions, Inc. completed its comprehensive Year 2000
(Y2K) Plan which has been a top priority since 1997. This extensive undertaking addressed potential problems the Corporation may face with the proper interpretation of dates after December 31, 1999. As outlined in the Plan, the scope of the Y2K project includes compliance of all computer operating systems and hardware on all technological platforms, working with third-party vendors, assessing major borrowing or deposit customer relationships, and developing contingency plans for all mission critical systems within the Corporation. The Corporation has not experienced any disruption in service levels through this transition.

The cost of implementing the Y2K Plan had no material affect on the financial performance of the Corporation and did not delay other capital expenditures. The Y2K project costs included some hardware and software upgrades along with internal salary expenses that equaled less than $50,000.

Although unlikely, we recognize there may be circumstances beyond our control, including problems associated with non-compliant third parties and disruptions to the economy in general. We will continue to monitor the Corporation's business processes throughout 2000 and address any issues that may arise.

REPORT OF INDEPENDENT AUDITORS

[CROWE CHIZEK LOGO]
Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

As disclosed in Note 1, on April 1, 1999 the Company changed its method of accounting for derivative instruments and hedging activities to comply with new accounting guidance.


                                        /s/ Crowe, Chizek and Company LLP

                                        Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 3, 2000

CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS


(In thousands, except share and per share data)                          DECEMBER 31,            1999         1998
ASSETS
Cash and non interest bearing deposits ..............................................         $   3,097    $   2,695
Interest bearing deposits ...........................................................                54           26
Federal funds sold ..................................................................              --            600
                                                                                              ---------    ---------
          Total cash and cash equivalents ...........................................             3,151        3,321
Securities available for sale .......................................................             9,751        5,320
Securities held to maturity (fair value of $6,484 in 1998) ..........................              --          6,276
Federal Home Loan Bank (FHLB) stock .................................................               975          787
Total loans .........................................................................            89,112       81,915
Less allowance for loan losses ......................................................            (1,055)      (1,011)
                                                                                              ---------    ---------
          Net loans .................................................................            88,057       80,904
Premises and equipment, net .........................................................               768          784
Accrued interest receivable .........................................................               515          509
Other assets ........................................................................             2,496        2,328
                                                                                              ---------    ---------
          TOTAL ASSETS...............................................................         $ 105,713    $ 100,229
                                                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits:  Non interest bearing ...................................................         $   8,884    $  10,288
             Interest bearing .......................................................            63,146       62,101
                                                                                              ---------    ---------
               Total deposits .......................................................            72,030       72,389
  Accrued interest payable ..........................................................               229          232
  Other liabilities .................................................................             1,065        1,018
  Federal funds purchased ...........................................................             1,700         --
  Long-term FHLB borrowings .........................................................            18,861       15,593
                                                                                              ---------    ---------
          Total liabilities .........................................................            93,885       89,232
Shareholders' equity
  Common stock: $5 par value, 1,300,000 shares authorized; 596,622 and
  595,123 shares outstanding in 1999 and 1998 .......................................             2,983        2,976
  Additional paid-in capital ........................................................             2,576        2,561
  Retained earnings .................................................................             6,236        5,418
  Accumulated other comprehensive income, net of tax of $17 in 1999 and $22 in 1998..                33           42
                                                                                              ---------    ---------
          Total shareholders' equity ................................................            11,828       10,997
                                                                                              ---------    ---------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................................         $ 105,713    $ 100,229
                                                                                              =========    =========



See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share data)

                                                         FOR THE YEARS ENDED DECEMBER 31,     1999          1998          1997

INTEREST AND DIVIDEND INCOME
  Loans, including fees.............................................................     $    6,782    $    5,870    $    4,910
  Federal funds sold................................................................             40           134            68
  Securities: Taxable -- available for sale.........................................            403           422           552
              Taxable -- held to maturity...........................................             25           188           295
              Tax exempt -- available for sale......................................            142            --            --
              Tax exempt -- held to maturity........................................             56           214           236
  Dividends on FHLB stock...........................................................             75            45            29
  Other interest income.............................................................              2             7             2
                                                                                         ----------    ----------    ----------
      TOTAL INTEREST AND DIVIDEND INCOME............................................          7,525         6,880         6,092
INTEREST EXPENSE
  Deposits..........................................................................          2,352         2,472         2,375
  Federal funds purchased...........................................................             20             1            12
  Long-term FHLB borrowings.........................................................          1,068           652           207
                                                                                         ----------    ----------    ----------
      TOTAL INTEREST EXPENSE........................................................          3,440         3,125         2,594
                                                                                         ----------    ----------    ----------
NET INTEREST INCOME.................................................................          4,085         3,755         3,498
Provision for loan losses...........................................................             48          (23)            --
                                                                                         ----------    ----------    ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.................................          4,037         3,778         3,498
NON INTEREST INCOME
  Service charges on deposits.......................................................            283           260           260
  Net loss on securities............................................................             --          (18)           (5)
  Net gain on sales of loans........................................................             --             3             7
  Investment commission fees........................................................             50            47            14
  Other income......................................................................            259           273           292
                                                                                         ----------    ----------    ----------
      TOTAL NON INTEREST INCOME.....................................................            592           565           568
NON INTEREST EXPENSE
  Salaries and wages................................................................          1,023         1,101         1,048
  Pension and other employee benefits...............................................            344           325           314
  Net occupancy expense of premises.................................................            162           144           139
  Equipment rentals, depreciation, and maintenance..................................            143           162           194
  Other operating expense...........................................................            799           729           645
                                                                                         ----------    ----------    ----------
      TOTAL NON INTEREST EXPENSE....................................................          2,471         2,461         2,340
                                                                                         ----------    ----------    ----------
INCOME BEFORE INCOME TAX EXPENSE....................................................          2,158         1,882         1,726
Income tax expense..................................................................            659           548           491
                                                                                         ----------    ----------    ----------
NET INCOME..........................................................................     $    1,499    $    1,334    $    1,235
                                                                                         ==========    ==========    ==========
Basic earnings per common share.....................................................     $     2.51    $     2.24    $     2.08
                                                                                         ==========    ==========    ==========
Diluted earnings per common share...................................................     $     2.49    $     2.22    $     2.07
                                                                                         ==========    ==========    ==========


See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS



(In thousands)                                      FOR THE YEARS ENDED DECEMBER 31,     1999        1998        1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income........................................................................  $  1,499    $  1,334    $  1,235
  Adjustments to reconcile net income to net cash from operating activities
     Depreciation...................................................................       118         120         120
     Provision for loan losses......................................................        48         (23)         --
     Net amortization (accretion) on securities.....................................        25         (14)         52
     Loans originated for sale......................................................        --      (1,051)         --
     Proceeds from sales of loans originated for sale...............................        --       1,053          --
     Net loss on securities.........................................................        --          18           5
     Net gain on sales of loans originated for sale.................................        --          (2)         --
     Net gain on sales of non-residential loans.....................................        --          (1)         (7)
     Changes in assets and liabilities: Accrued interest receivable.................        (6)         35         (42)
                                        Accrued interest payable....................        (3)         39          (2)
                                        Other assets................................      (163)       (146)        (82)
                                        Other liabilities...........................        28         (36)         77
                                                                                      --------    --------    --------
                                                  NET CASH FROM OPERATING ACTIVITIES     1,546       1,326       1,356
CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale: Purchases..........................................    (2,439)     (6,437)     (1,446)
                                 Maturities, calls, and principal payments..........     3,980       7,408       3,548
                                 Sales..............................................        --          --       1,674
  Securities held to maturity:   Purchases..........................................        --      (1,246)       (180)
                                 Maturities, calls, and principal payments..........       265       2,451       1,719
  Purchase of FHLB stock............................................................      (188)       (423)         --
  Proceeds from sales of non-residential loans......................................        --          68         188
  Net change in loans...............................................................    (7,201)    (20,649)     (9,708)
  Premises and equipment expenditures...............................................      (102)       (286)       (171)
                                                                                      --------    --------    --------
                                                  NET CASH FROM INVESTING ACTIVITIES    (5,685)    (19,114)     (4,376)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits............................................................      (359)      7,968      (2,088)
  Net change in federal funds purchased.............................................     1,700        (450)        450
  Proceeds from long-term FHLB borrowings...........................................     4,000      12,150       2,000
  Repayment of long-term FLHB borrowings............................................      (732)       (227)       (243)
  Proceeds from shares issued upon exercise of stock options........................        22           1           3
  Dividends paid....................................................................      (662)       (521)       (391)
                                                                                      --------    --------    --------
                                                  NET CASH FROM FINANCING ACTIVITIES     3,969      18,921        (269)
                                                                                      --------    --------    --------
Net change in cash and cash equivalents.............................................      (170)      1,133      (3,289)
Cash and cash equivalents at beginning of year......................................     3,321       2,188       5,477
                                                                                      --------    --------    --------
                                             CASH AND CASH EQUIVALENTS AT END OF YEAR $  3,151    $  3,321    $  2,188
                                                                                      ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for: Interest                                             $  3,443    $  3,086    $  2,596
                                 Income taxes -- federal............................       660         571         524
SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
  Transfer from securities held to maturity to securities available for sale........  $  6,011    $     --    $     --



See accompanying notes to consolidated financial statements.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


(In thousands, except share and per share data)



                                                                                                Accumulated
                                                                                                    Other
                                                                          Additional            Comprehensive    Total
                                    FOR THE YEARS ENDED          Common    Paid-In    Retained     Income,     Shareholders'
                                    DECEMBER 31, 1999,            Stock     Capital   Earnings    Net of Tax    Equity
                                    1998 and 1997
BALANCES, JANUARY 1, 1997 ...............................      $  1,487   $  2,559   $  5,319    $     32    $  9,397
Net income for the year .................................            --         --      1,235          --       1,235
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of ($3)......            --         --         --          (4)         (4)
                                                                                                             --------
Comprehensive income ....................................                                                       1,231
Issuance of 100 shares of common stock upon
  exercise of stock options .............................             1          2         --          --           3
Issuance of 297,528 shares of common stock
  for two-for-one stock split ...........................         1,487         --     (1,487)         --          --
Cash dividends ($.70 per share) .........................            --         --       (415)         --        (415)
                                                               --------   --------   --------    --------    --------
BALANCES, DECEMBER 31, 1997 .............................      $  2,975   $  2,561   $  4,652    $     28    $ 10,216
Net income for the year .................................            --         --      1,334          --       1,334
Other comprehensive income, net:
  Net change in net unrealized gain on
  securities available for sale, net of tax of $8 .......            --         --         --          14          14
                                                                                                             --------
Comprehensive income ....................................                                                       1,348
Issuance of 67 shares of common stock upon
  exercise of stock options .............................             1         --         --          --           1
Cash dividends ($.955 per share) ........................            --         --       (568)         --        (568)
                                                               --------   --------   --------    --------    --------
BALANCES, DECEMBER 31, 1998 .............................      $  2,976   $  2,561   $  5,418    $     42    $ 10,997
Net income for the year .................................            --         --      1,499          --       1,499
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of ($70).....            --         --         --        (134)       (134)
  Net unrealized gain on securities transferred
  from held to maturity to available for sale,
  net of tax of $65 .....................................            --         --         --         125         125
                                                                                                             --------
Total other comprehensive income (loss), net ............                                                          (9)
                                                                                                             --------
Comprehensive income ....................................                                                       1,490
Issuance of 1,499 shares of common stock upon
  exercise of stock options .............................             7         15         --          --          22
Cash dividends ($1.14 per share) ........................            --         --       (681)         --        (681)
                                                               --------   --------   --------    --------    --------
BALANCES, DECEMBER 31, 1999 .............................      $  2,983   $  2,576   $  6,236    $     33    $ 11,828
                                                               ========   ========   ========    ========    ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DECEMBER 31, 1999, 1998 AND 1997)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING: Capital Directions, Inc. (the "Company") is a holding company whose wholly-owned subsidiaries include Mason State Bank (the "Bank") and Monex Financial Services, Inc. ("Monex"). Lakeside Insurance Agency is a wholly-owned subsidiary of the Bank. Monex Financial Services, Inc. was liquidated and dissolved during 1999. The accounting policies of the Company and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

NATURE OF OPERATIONS AND LINES OF BUSINESS: The Company and its subsidiaries provide a broad range of banking and financial services in the banking industry. Substantially all revenues and services are derived from banking products and services. The Bank operates predominantly in Central Michigan as a commercial bank. The Bank's primary services include accepting retail deposits and making residential, consumer and commercial loans. While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

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

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the net unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of other comprehensive income or loss and shareholders' equity, until realized. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses resulting from the sale of securities are computed by the specific identification method. Premium amortization is deducted from, and discount accretion is added to, interest income from securities using the level-yield method.

Under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Investments and Hedging Activities, all derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income or loss and reclassified to earnings when the hedged transactions are reflected in earnings. Ineffective portions of hedges are reflected in income currently. As of April 1, 1999, the Company adopted SFAS No. 133 and, in accordance with its provisions, chose to reclassify certain securities from held-to-maturity to available-for-sale. The amortized cost of the securities transferred to available-for-sale was $6,011,000. The Company does not have derivative instruments in its portfolio to account for under provisions of this statement.

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

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on both accelerated and straight line methods over asset useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

OTHER REAL ESTATE: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expense. There were no properties held as other real estate at December 31, 1999 and 1998.

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

CASH FLOW REPORTING: Cash and cash equivalents are defined to include cash on hand, non interest bearing deposits in other institutions, short-term interest bearing deposits in other institutions and federal funds sold. Customer loan and deposit transactions, cash management funds, long-term interest bearing deposits made with other financial institutions, and short-term borrowings with an original maturity of 90 days or less are reported on a net cash flow basis.

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

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes net unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity.

RECLASSIFICATIONS: Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation.

NOTE 2 - RESTRICTIONS ON CASH AND NON INTEREST BEARING DEPOSITS

To satisfy legal reserve and clearing requirements, non interest bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $455,000 and $424,000 at year-end 1999 and 1998, respectively.

NOTE 3 - SECURITIES

Year-end securities were as follows:


(In thousands)                                                         GROSS      GROSS
   DECEMBER 31,                                           AMORTIZED  UNREALIZED  UNREALIZED    FAIR
   1999 AND 1998                                            COST       GAINS     LOSSES      VALUE
AVAILABLE FOR SALE
1999:
----
Obligations of
U.S. Government
agencies.........                                          $  4,011   $   22   $   (29)  $  4,004
Obligations of states
and political
subdivisions.....                                             3,816       73       (15)     3,874
Corporate
securities.......                                             1,874        2        (3)     1,873
                                                           --------   ------   -------   --------
  TOTALS.........                                          $  9,701   $   97   $   (47)  $  9,751
                                                           ========   ======   =======   ========
1998:
----
Obligations of
U.S. Government
agencies.........                                          $  1,520   $   16   $    --   $  1,536
Obligations of states and political
subdivisions.....                                               501        8        --        509
Corporate
securities.......                                             3,235       40        --      3,275
                                                           --------   ------   -------   --------
  TOTALS.........                                          $  5,256   $   64   $    --   $  5,320
                                                           ========   ======   =======   ========
HELD TO MATURITY
1998:
----
Obligations of
U.S. Government
agencies.........                                          $  1,798   $   49   $    --   $  1,847
Obligations of states
and political subdivisions.....                               4,478      159        --      4,637
                                                           --------   ------   -------   --------
  TOTALS.........                                          $  6,276   $  208   $    --   $  6,484
                                                           ========   ======   =======   ========

The amortized cost and fair values of securities available for sale at year-end 1999 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.





(In thousands)                                    AVAILABLE FOR SALE
                                                  AMORTIZED    FAIR
                                                   COST       VALUE
Due in one year or less................          $ 1,857    $ 1,861
Due from one to five years.............            4,479      4,465
Due from five to ten years.............              842        857
Due after 10 years.....................              855        884
                                                 -------    -------
                                                 $ 8,033    $ 8,067
U.S. Government mortgage-backed securities
  Fixed rate...........................            1,077      1,085
  Variable rate........................              591        599
                                                 -------    -------
    TOTALS.............................          $ 9,701    $ 9,751
                                                 =======    =======

There were no sales of securities in 1999 and 1998. Net losses on calls of securities totaled $18,000 in 1998. During 1997, $1,674,000 of securities classified as available for sale were sold at a gross gain of $29,000 and a gross loss of $2,000. Net losses on calls of securities totaled $32,000 in 1997.

Securities with a carrying value of approximately $6,525,000 and $1,927,000 at year-end 1999 and 1998 were pledged to secure public deposits, and for other purposes as required or permitted by law. Additional securities are pledged as collateral to secure FHLB borrowings as disclosed in a separate note.

In conjunction with the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in 1999, the Company transferred from held-to-maturity to available-for-sale securities with amortized cost of $6,011,000 and net unrealized gain of $190,000. Shareholders' equity increased by $125,000, net of income tax of $65,000 as a result of the transfer.

NOTE 4 - LOANS

Year-end loans were as follows:


(In thousands)                                  1999       1998
Commercial and agricultural............       $ 5,268   $ 5,547
Real estate mortgage...................        79,270    73,000
Installment............................         4,574     3,368
                                              -------   -------
TOTAL..................................       $89,112   $81,915
                                              =======   =======

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:

(In thousands)                                  1999       1998
Balance, January 1,....................       $    630   $    609
New loans..............................            546        419
Repayments.............................           (217)      (398)
Other changes, net.....................             92        --
                                              --------   --------
BALANCE, DECEMBER 31,..................       $  1,051   $    630
                                              ========   ========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

(In thousands)                                 1999       1998      1997
Balance, beginning of period...........     $  1,011   $  1,035   $  1,020
Loans charged-off......................          (37)       (30)       (26)
Recoveries.............................           33         29         41
Provision for loan losses..............           48        (23)        --
                                            --------   --------   --------
BALANCE, END OF PERIOD.................     $  1,055   $  1,011   $  1,035
                                            ========   ========   ========

During 1999, 1998 and 1997, the Company had no loans, which were considered impaired. Nonperforming loans were not considered significant at December 31, 1999 and 1998.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:


(In thousands)                                     1999       1998
Land...................................        $     86   $     86
Buildings and improvements.............           1,133      1,062
Furniture and equipment................           2,400      2,369
                                               --------   --------
  Total cost...........................           3,619      3,517
Less accumulated depreciation..........          (2,851)    (2,733)
                                               --------   --------
PREMISES AND EQUIPMENT, NET............        $    768   $    784
                                               ========   ========


NOTE 7 - INTEREST BEARING DEPOSITS

Year-end interest bearing deposits were as follows:


(In thousands)                                          1999       1998
Interest bearing demand.......................       $ 12,038   $ 11,934
Savings.......................................         18,984     18,201
Time: In denominations less than $100,000.....         19,723     20,689
      In denominations of $100,000 or more....         12,401     11,277
                                                     --------   --------
TOTAL INTEREST BEARING DEPOSITS...............       $ 63,146   $ 62,101
                                                     ========   ========

At year-end 1999, stated maturities of time deposits were as follows:


(In thousands)
2000..............................................          $23,172
2001..............................................            4,205
2002..............................................            2,738
2003..............................................              505
2004..............................................            1,349
Thereafter........................................              155
                                                            -------
TOTAL.............................................          $32,124
                                                            =======

Related party deposits totaled approximately $555,000 and $1,283,000 at year-end 1999 and 1998.

NOTE 8 - LONG-TERM FHLB BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows:

(In thousands)                                                                1999       1998
Maturities May 1999 through January 2003,
primarily fixed rate at rates from 5.67% to
6.72%, averaging 6.44% at year-end 1999
and 6.41% at year-end 1998.......................                            $ 2,728   $ 3,443

Maturities January 2003 through November 2008,
primarily fixed rate at rates from 4.86% to
6.02%, averaging 5.66% at year-end 1999
and 5.66% at year-end 1998.......................                             12,133    12,150

Maturities February 2004 through April 2005,
primarily fixed rate at rates from 5.19% to
5.82%, averaging 5.62% at year-end 1999..........                              4,000        --
                                                                             -------   -------
TOTAL............................................                            $18,861   $15,593
                                                                             =======   =======

Each advance has a prepayment penalty which is determined based upon the lost cash flow to the FHLB. In addition to FHLB stock, the advances were collateralized by approximately $58,214,000 and $58,082,000 of first mortgage loans and securities under a blanket lien arrangement at year-end 1999 and 1998.

At year-end 1999, scheduled principal reductions on these advances were:

(In thousands)
2000..............................................                                  $ 1,222
2001..............................................                                      714
2002..............................................                                      723
2003..............................................                                   11,254
2004..............................................                                    2,026
Thereafter........................................                                    2,922
                                                                                    -------
TOTAL.............................................                                  $18,861
                                                                                    =======



NOTE 9 - BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $40,000 in 1999, and $43,000 in 1998 and 1997.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $59,000 in 1999, $47,000 in 1998 and $42,000 in 1997.

An incentive stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Accordingly, no compensation cost for stock options was recognized in 1999, 1998 and 1997. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:


                                                      WEIGHTED   WEIGHTED
                                                       AVERAGE    AVERAGE
                                AVAILABLE   OPTIONS   EXERCISE  GRANT DATE
                                FOR GRANT OUTSTANDING   PRICE   FAIR VALUE
Balance at
 January 1, 1997.               32,000      8,000   $  15.38
Granted..........               (4,000)     4,000      21.88   $   2.17
Exercised........                   --       (200)     12.75
Forfeited........                  400       (400)     12.75
                                ------     ------      -----
Balance
 December 31, 1997              28,400     11,400      17.80
Granted..........               (4,400)     4,400      32.00       3.21
Exercised........                   --        (67)     18.00
Cancelled........                   66        (66)     18.00
Forfeited........                  867       (867)     24.19
                                ------     ------      -----
Balance
 December 31, 1998              24,933     14,800      21.64
Granted..........               (5,133)     5,133      35.88       3.17
Exercised........                   --     (1,499)     15.10
Forfeited........                  662       (662)     33.94
                                ------     ------      -----
BALANCE
 DECEMBER 31, 1999              20,462     17,772   $  25.85
                                ======     ======      =====




For the options outstanding at December 31, 1999, the range of exercise prices was $12.75 to $38.50 per share with a weighted average remaining contractual life of 7.5 years. At December 31, 1999, 1998 and 1997, 5,532, 3,466 and

1,133 options were exercisable at a weighted average exercise price of $16.42, $14.57 and $12.75 per share, respectively.

Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted (in thousands, except per share data).

                            1999       1998       1997
Net income as reported......$1,499  $ 1,334   $ 1,235
Pro forma net income........ 1,490    1,327     1,231
Basic earnings per share
 as reported................ 2.51      2.24      2.08
Pro forma basic earnings
 per share.................. 2.50      2.23      2.07
Diluted earnings per share
 as reported................ 2.49      2.22      2.07
Pro forma diluted earnings
 per share.................. 2.48      2.21      2.06

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of the grant date.

                                   1999      1998      1997
Risk-free interest rate..........   5.07%    5.47%     6.17%
Expected option life............. 5 years  5 years   5 years
Expected stock price volatility..   6.28%    7.57%     7.57%
Expected dividend yield..........   3.37%    3.56%     4.19%

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $85,000 in 1999, $104,000 in 1998 and $85,000 in 1997. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.

NOTE 10 - OTHER OPERATING EXPENSE

Other operating expense consists of:

(In thousands)                       1999       1998      1997
Supplies....................      $    53   $    54   $     53
State taxes.................           75        65         66
Deferred compensation.......           85       104         85
Other expense...............          586       506        441
                                  -------   -------   --------
TOTAL.......................      $   799   $   729   $    645
                                  =======   =======   ========


NOTE 11 - INCOME TAX

Income tax expense consists of:

(In thousands)                            1999       1998      1997
Taxes currently payable.....            $   667   $   602   $    517
Deferred benefit............                 (8)      (54)       (26)
                                        -------   -------   --------
TOTAL.......................            $   659   $   548   $    491
                                        =======   =======   ========

Year-end deferred tax assets and liabilities consist of:

(In thousands)                                   1999       1998      1997
Deferred tax assets
  Allowance for loan losses........          $    237    $  222    $   230
  Deferred compensation............               309       301        299
  Deferred loan fees...............                 1         2          5
  Other............................                 4         2          3
                                             --------    ------    -------
                                                  551       527        537
Deferred tax liabilities
  Fixed assets.....................               (50)      (37)       (37)
  Net unrealized gain on
   securities available for sale...               (17)      (22)       (14)
  Deferred gain on
   installment sale................                --        --        (43)
  Other............................                (9)       (6)       (27)
                                             --------   -------   --------
                                                  (76)      (65)      (121)
                                             --------   -------   --------
TOTAL..............................          $    475   $   462   $    416
                                             ========   =======   ========

An allowance against deferred tax assets has not been recorded for 1999, 1998 or 1997.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:

(In thousands)                           1999       1998      1997
Statutory rate......................       34%       34%        34%
Income tax computed at
 statutory rate.....................   $  734    $  640        587
Tax effect of: Nontaxable income....     (68)      (70)       (72)
    Other...........................      (7)      (22)       (24)
                                       ------    ------    -------
TOTAL...............................   $  659    $  548    $   491
                                       ======    ======    =======

NOTE 12 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:

(In thousands, except per
share data)                           1999     1998      1997
Basic earnings per common share:
  Net income available to common
  shareholders ...................   $1,499   $1,334   $1,235
                                     ------   ------   ------
  Weighted average common
  shares outstanding .............      596      595      595
                                     ------   ------   ------
  BASIC EARNINGS PER
  COMMON SHARE ...................   $ 2.51   $ 2.24   $ 2.08
                                     ======   ======   ======
Diluted earnings per common share:
  Net income available to common
  shareholders ...................   $1,499   $1,334   $1,235
                                     ------   ------   ------
  Weighted average common
  shares outstanding for basic
  earnings per common share ......      596      595      595

  Add: dilutive effect of assumed
  exercise of stock options ......        6        5        3
                                     ------   ------   ------
  Weighted average common
  shares outstanding for diluted
  earnings per common share ......      602      600      598
                                     ------   ------   ------
  DILUTED EARNINGS PER
  COMMON SHARE ...................   $ 2.49   $ 2.22   $ 2.07
                                     ======   ======   ======

Stock options for 600 shares of common stock were not considered in computing diluted earnings per common share in 1999 because they were antidilutive. Stock options for 4,100 shares of common stock were not considered in computing diluted earnings per common share for 1998 because they were antidilutive.

NOTE 13 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

(In thousands)                             1999       1998      1997
Net change in net unrealized
gain (loss) on securities
available for sale:
  Unrealized net gain (loss) on
  securities available for sale ....      $(204)      $   4      $ (12)
  Reclassification adjustments for
  net unrealized gains on securities
  transferred from held-to-maturity
  to available-for-sale upon
  adoption of SFAS No. 133 .........        190          --         --
  Reclassification adjustments
  for net losses included in
  net income .......................         --          18          5
                                          -----      ------     ------
  NET CHANGE IN NET UNREALIZED
  GAIN (LOSS) ON SECURITIES
  AVAILABLE FOR SALE ...............        (14)         22         (7)

Tax expense (benefit) ..............         (5)          8         (3)
                                          -----      ------     ------
TOTAL OTHER COMPREHENSIVE
INCOME (LOSS), NET .................      $  (9)      $  14      $  (4)
                                          =====      ======     ======



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

The contract amounts of these financial instruments are as follows at year-end:

(In thousands)                                      1999       1998
Unused lines of credit.................          $ 7,439   $ 7,261
Commitments to make loans..............               19       752
Standby letters of credit..............              187       479

Commitments are generally made at variable rates, primarily tied to Bank One's prime rate, with maximum commitment periods generally around 365 days. Since many of the commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon the exercise of the commitments is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits and other items. In management's opinion, these commitments represent normal banking transactions and no material losses are expected to result.

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

                                     CAPITAL TO        TIER 1
                               RISK-WEIGHTED ASSETS   CAPITAL TO
                                                      AVERAGE
                                  TOTAL     TIER 1     ASSETS
Well capitalized............       10%        6%         5%
Adequately capitalized......        8         4          4
Undercapitalized                    6         3          3


At year-end, the Bank's actual capital levels and minimum required levels were:


(Dollars in thousands)                                      MINIMUM REQUIRED          MAXIMUM REQUIRED TO
                                                               FOR CAPITAL            BE WELL CAPITALIZED
                                        ACTUAL              ADEQUACY PURPOSES       UNDER PROMPT CORRECTIVE
                                                                                      ACTION REGULATIONS

                                   AMOUNT      RATIO         AMOUNT      RATIO         AMOUNT      RATIO
1999
Total capital
   (to risk weighted assets)...  $ 12,612      17.9%       $  5,639       8.0%       $  7,049      10.0%
Tier 1 capital
   (to risk weighted assets)...    11,729      16.6           2,819       4.0           4,229       6.0
Tier 1 capital
   (to average assets).........    11,729      11.1           4,225       4.0           5,281       5.0

1998
Total capital
   (to risk weighted assets)...  $ 11,718      17.7%       $  5,303       8.0%       $  6,628      10.0%
Tier 1 capital
   (to risk weighted assets)...    10,887      16.4           2,651       4.0           3,977       6.0
Tier 1 capital
   (to average assets).........    10,887      11.2           3,898       4.0           4,873       5.0

The Bank was considered well capitalized at year-end 1999 and 1998.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year-end 1999, the Bank could pay approximately $5,325,000 in dividends to the parent company without prior regulatory approval.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair values for cash and cash equivalents, demand and savings deposits, short-term borrowings, accrued interest, FHLB stock and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or time deposits and for variable rate loans or time deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. Fair value of loans held for sale is based on market estimates. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The fair value of debt is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or costs that would currently be charged to enter into or terminate such arrangements and are not material to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year-end 1999 or 1998, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year-end 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and other liabilities of the Company that are not defined as financial instruments are not included in the following disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the following disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained workforce, customer goodwill and similar items.

The estimated year-end fair values of financial instruments were as follows:


(In thousands)                      1999                         1998
                           CARRYING     ESTIMATED        CARRYING      ESTIMATED
                             VALUE      FAIR VALUE        VALUE       FAIR VALUE
FINANCIAL ASSETS
Cash and cash
  equivalents ......      $  3,151       $  3,151       $  3,321       $  3,321
Securities available
  for sale .........         9,751          9,751          5,320          5,320
Securities held to
  maturity .........            --             --          6,276          6,484
FHLB stock .........           975            975            787            787
Loans, net of
  allowance for
  loan losses ......        88,057         85,751         80,904         82,211
Accrued interest
  receivable .......           515            515            509            509
FINANCIAL
LIABILITIES
Deposits ...........       (72,030)       (72,201)       (72,389)       (72,680)
Federal funds
  purchased ........        (1,700)        (1,700)            --             --
Long-term FHLB
  borrowings .......       (18,861)       (17,883)       (15,593)       (15,824)
Accrued interest
  payable ..........          (229)          (229)          (232)          (232)


NOTE 17 - CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY), CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

(In thousands)                  December 31,            1999       1998
Assets
Cash, due from banks, and other
cash equivalents .............................      $    53      $    52
Investment in Mason State Bank ...............       11,762       10,928
Investment in Monex Financial Services, Inc...           --            4
Other assets .................................          192          173
                                                    -------      -------
  TOTAL ASSETS ...............................      $12,007      $11,157
                                                    =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable ............................      $   179      $   160
Shareholders' equity .........................       11,828       10,997
                                                    -------      -------
  TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY .......................      $12,007      $11,157
                                                    =======      =======



CONDENSED STATEMENTS OF INCOME (YEARS ENDED DECEMBER 31,)

(In thousands)                                                 1999          1998         1997
OPERATING INCOME
Dividends from Mason State Bank ......................      $   680       $   583      $   338
Dividends from Monex Financial Services, Inc..........            2            --          148
                                                            -------       -------      -------
                                                                682           583          486
OPERATING EXPENSES
Wages and benefits ...................................            5             4           68
Other expenses and income tax benefit ................           17            19           (3)
                                                            -------       -------      -------
                                                                 22            23           65
INCOME BEFORE EQUITY IN
UNDISTRIBUTED NET INCOME OF
SUBSIDIARIES .........................................          660           560          421
                                                            -------       -------      -------
Equity in undistributed net income of Mason State Bank          843           774          961
                                                            -------       -------      -------
Equity in excess distributed net
income of Monex Financial Services, Inc. .............           (4)           --         (147)
                                                            -------       -------      -------
                                                                839           774          814
                                                            -------       -------      -------
NET INCOME ...........................................      $ 1,499       $ 1,334      $ 1,235
                                                            =======       =======      =======

Other comprehensive income and comprehensive income for the Parent Company are equal to the amounts reported for the Consolidated Company for 1999, 1998 and 1997 as disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

CONDENSED STATEMENTS OF CASH FLOWS (YEARS ENDED DECEMBER 31,)

(In thousands)                                1999         1998          1997
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income ..........................      $ 1,499       $ 1,334       $ 1,235
Adjustments to reconcile net income
to net cash from operating activities
  Equity in undistributed net
  income of subsidiaries ............         (839)         (774)         (814)
  Change in other assets ............          (19)            8           (43)
                                           -------       -------       -------
Net cash from operating activities ..          641           568           378
CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from shares issued
upon exercise of stock options ......           22             1             3
Dividends paid ......................         (662)         (521)         (391)
                                           -------       -------       -------
Net cash from financing activities ..         (640)         (520)         (388)
Net change in cash and cash
equivalents .........................            1            48           (10)
                                           -------       -------       -------
Cash and cash equivalents at
beginning of year ...................           52             4            14
                                           -------       -------       -------
CASH AND CASH EQUIVALENTS AT
END OF YEAR .........................      $    53       $    52       $     4
                                           =======       =======       =======