Form 10-K405, Exhibit 13
period 2000-12-31
CAPITAL DIRECTIONS INC
filed 2001-03-29
CIK 830157

2000 ANNUAL REPORT                                             TABLE OF CONTENTS
--------------------------------------------------------------------------------

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

A message from the President and CEO..........................     2

Shareholder returns 1990-2000.................................     3

Stock and shareholder information.............................     4

Market for common stock and related security holder matters...     4

Management, officers, and directors...........................   4-5

Financial highlights..........................................     5

Selected financial data.......................................     6

Management's discussion and analysis

of financial condition and results of operations..............  7-11

Report of independent auditors................................    12

Capital Directions, Inc. consolidated balance sheets..........    13

Capital Directions, Inc. consolidated statements of income....    14

Capital Directions, Inc. consolidated statements of
cash flows....................................................    15

Capital Directions, Inc. consolidated statements of changes

in shareholders' equity.......................................    16

Notes to consolidated financial statements

(December 31, 2000, 1999 and 1998)............................ 17-24

                                                                             CDI
                                                              ANNUAL REPORT 2000

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

[TIMOTHY P. GAYLORD PHOTO]

RECORD EARNINGS

I am pleased to report that 2000 was a year of record-setting results for Capital Directions, Inc. Net income grew to $1,650,000 which represents the eleventh consecutive increase in annual earnings and set a benchmark as the highest annual earnings in corporate history. In addition, September of 2000 was the best month of earnings in Mason State Bank's 114 year history. As a result, basic earnings per share increased to $2.76 compared with $2.51 in 1999. This represents an increase of 10%. Return on shareholder's equity of 13.28% and return on assets of 1.54% mirrors this excellent operating performance.

NON INTEREST INCOME

The fluctuating prime rate truly helped make 2000 an interesting year to watch the stock market. In an economy punctuated by interest rate volatility and shrinking margins, Mason State Bank heightened emphasis on non interest income. Increasing sales of investment services, re-pricing deposit services and initiating new vendor relationships caused non interest income to increase by over 34%. Our strategic objective is to become less dependent on interest income and keep earnings on track even as margins continue to narrow industry wide. We clearly met this objective in 2000 and look for continued opportunities in 2001.

CONTROLLING EXPENSES

As margins continue to shrink, the ability to control expenses is fundamental to the success of a community bank. A measurement of a bank's expense control is the efficiency ratio. An efficiency ratio of 50.82 ranks Capital Directions in the top 10% of peer banks.

In an effort to control expenses while remaining customer-focused, Mason State Bank undertook a major renovation project at the Main Office. The remodel has created greater efficiency in the drive-up with a tube system that delivers the customer's transaction directly to the lobby teller area. Now, any available teller is able to serve customers in the drive-up. This is a much more efficient use of employee time and reduces customer wait periods. The remodel also allowed for a redesigned teller area that provides a more secure environment as well as private offices for customers to meet with our Personal Bankers.

CREDIT QUALITY

If a financial institution loosens credit quality, a weakening economy often leads to problem assets and loan losses. The continued adherence to a strong credit culture has minimized credit risk for Mason State Bank. Credit quality across all portfolios continues to be very strong. Non-performing loans decreased 59% from 1999 levels. Net charge-offs for 2000 totaled only $8,000.

BANKING ENVIRONMENT - MORTGAGE LOANS

Forecasts indicate a falling rate environment in 2001. When interest rates decrease, activity in the mortgage loan and refinance area increases. This presents the opportunity to gain additional share of wallet by offering prospects the convenience of purchasing deposit and insurance products while refinancing their loan.

BANKING ENVIRONMENT - CONSOLIDATIONS

Continuing consolidation within the banking industry presents both opportunities and challenges. Merger activity within our markets continues to work in our favor. The acquisition of prominent competitors by regional banks often displaces many of their customers who prefer personal financial services. Mason State Bank provides that personal service. Yet, we cannot lag far behind our competitors in our use of new technologies. In an effort to ascertain the technology needs of our customer base, a survey was mailed in November of 2000. We will continue to research and implement proven cost-effective systems that enhance our ability to serve our customers. In addition, we look to continue to improve our data processing capabilities with an upgrade to our processing system scheduled for the spring of 2001.

THANK YOU!

Two thousand was an excellent year for Capital Directions, Inc. Record earnings, improvement in non interest income, increase in quarterly dividends, excellent asset quality and a newly remodeled Main Office facility all contributed to produce superior returns for our shareholders. Given Mason State Bank's capital strength, credit quality and strong management, we are well positioned for the future. As clients, employees and shareholders, we are excited about our future potential.

Thank you for your continued support. We look forward to seeing you at the Annual Shareholders' Meeting, April 26, 2001 at the Main Office in downtown Mason, across from the courthouse.


Sincerely,



/s/ Timothy P. Gaylord


Timothy P. Gaylord
President and CEO
Capital Directions, Inc. and Mason State Bank

CDI
ANNUAL REPORT 2000

STOCK PERFORMANCE
--------------------------------------------------------------------------------
  THE 5-YEAR ANNUALIZED RETURN ON CAPITAL DIRECTIONS, INC. STOCK WAS 18.61%(1)

  THE 10-YEAR ANNUALIZED RETURN ON CAPITAL DIRECTIONS, INC. STOCK WAS 20.09%(1)


Capital Directions, Inc. shareholders taking advantage of the dividend reinvestment program experienced an overall annual compounded rate of return of 18.61% since December of 1995(1).

12/31/00                                                          $24,831
12/31/95                    $10,000

SHAREHOLDER RETURNS 1990-2000

                                  [BAR GRAPH]

                                1990     1991     1992     1993     1994      1995     1996     1997     1998     1999     2000
                                ----     ----     ----     ----     ----      ----     ----     ----     ----     ----     ----
             NET INCOME        $  578   $  678   $  835   $  869   $  930   $ 1,050  $ 1,136  $ 1,235   $ 1,334  $ 1,449  $ 1,650
         (In thousands)


                                  [BAR GRAPH]

                                1990     1991     1992     1993     1994      1995     1996     1997     1998     1999     2000
                                ----     ----     ----     ----     ----      ----     ----     ----     ----     ----     ----

       RETURN ON EQUITY         10.41%   11.54%   13.10%   12.62%   12.48%    12.71%   12.67%   12.47%    12.53%   13.06%   13.28%
                  (ROE)

                                  [BAR GRAPH]

                                1990     1991     1992     1993     1994      1995     1996     1997     1998     1999     2000
                                ----     ----     ----     ----     ----      ----     ----     ----     ----     ----     ----

       RETURN ON ASSETS           .76%     .85%    1.10%    1.14%    1.24%     1.40%    1.49%    1.56%     1.47%    1.44%    1.54%
                  (ROA)


                                  [BAR GRAPH]

                                1990     1991     1992     1993     1994      1995     1996     1997     1998     1999     2000
                                ----     ----     ----     ----     ----      ----     ----     ----     ----     ----     ----
   BOOK VALUE PER SHARE        $ 9.59   $10.23   $11.14   $12.17   $12.86   $ 14.45  $ 15.80  $ 17.17   $ 18.48  $ 19.82  $ 21.46
(Retroactively adjusted
      for stock splits)

                                  [BAR GRAPH]


                                1990     1991     1992     1993     1994      1995     1996     1997     1998     1999     2000
                                ----     ----     ----     ----     ----      ----     ----     ----     ----     ----     ----
   SHAREHOLDERS' EQUITY          7.13%    7.69%    8.47%    9.52%   10.05%    11.04%   11.91%   12.78%    10.97%   11.19%   11.16%
        TO TOTAL ASSETS

------------------------

(1) Computation assumes quarterly reinvestment of dividends. Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through local brokers. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. Return is determined by an investment accumulation schedule using the beginning value per share and the ending value per share including additional shares or fractional shares earned through quarterly dividend reinvestment.

                                                                             CDI
                                                              ANNUAL REPORT 2000

STOCK AND SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

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

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 2000 will be held at the Mason State Bank Main Office, 322 South Jefferson Street, Mason, Michigan on Thursday, April 26, 2001 at 6:30 p.m.

HOW TO ORDER FORM 10-K

The Corporation's 2000 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P. O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
--------------------------------------------------------------------------------

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of First Union Securities, Morgan Stanley Dean Witter and Raymond James & Assoc., Inc. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 2000, there were approximately 437 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $760,000 declared in 2000 and $681,000 in 1999.

                           FIRST      SECOND       THIRD     FOURTH
                         QUARTER     QUARTER     QUARTER    QUARTER
2000
High.............    $     42.00   $   40.75   $   40.50  $   40.50
Low..............          39.25       39.50       35.00      36.25
Dividend
  per share
  declared.......           0.30        0.31        0.32       0.34

1999
High.............    $     36.75   $   36.75   $   39.25  $   41.00
Low..............          31.25       35.00       35.25      39.50
Dividend
  per share
  declared.......           0.27        0.28        0.29       0.30

CAPITAL DIRECTIONS, INC. BOARD OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

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

JAMES W. LEASURE
Owner, Paul's Marathon Service,
Inc., Owner, Showtime, Inc.

OFFICERS

GEORGE A. SULLIVAN
Chairman

GERALD W. AMBROSE
Vice Chairman

TIMOTHY P. GAYLORD
President & Chief Executive Officer

DOUGLAS W. DANCER
Secretary

LOIS A. TOTH
Treasurer

CDI
ANNUAL REPORT 2000

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                                                       CHANGE           CHANGE
                                                               2000                   1999             AMOUNT          PERCENT
INCOME STATEMENT
Net interest income..............................   $     4,160,000        $     4,085,000        $    75,000            1.84%
Net income.......................................         1,650,000              1,499,000            151,000           10.07
Basic earnings per share.........................              2.76                   2.51               0.25            9.96
Cash dividend declared per share.................              1.27                   1.14               0.13           11.40
RATIOS
Return on average shareholders' equity...........             13.28%                 13.06%
Return on average assets.........................              1.54                   1.44
Standard efficiency (1)..........................             50.82                  51.53
Average shareholders' equity as a
  percentage of average assets...................             11.59                  11.00
BALANCE SHEET
Total assets.....................................   $   115,023,000        $   105,713,000        $ 9,310,000            8.81%
Total earning assets.............................       109,249,000             99,892,000          9,357,000            9.37
Total loans, net.................................        84,596,000             88,057,000         (3,461,000)          (3.93)
Total deposits...................................        72,423,000             72,030,000            393,000            0.55

------------------------------------

(1) Calculated as non interest expense divided by net interest income, on a fully taxable equivalent basis, plus non interest income.

MASON STATE BANK MANAGEMENT
--------------------------------------------------------------------------------

TIMOTHY P. GAYLORD
President & Chief Executive Officer

THOMAS L. PETERSON
Senior Vice President, Retail
Banking & Operations

KATHLEEN BAKER
Vice President, Mortgage Loans

LOIS A. TOTH
Vice President & Controller

THOMAS W. SCHROEDER
Vice President, Commercial Loans

ELIZABETH J. LUTTRELL-WILSON
Assistant Vice President, Human
Resources & Security

MELANIE J. OLSON
Assistant Vice President, Director
of Marketing

THELMA HINES
Customer Service Officer

LEA L. AMMERMAN
Branch Manager

MARY E. BENJAMIN
Operations Officer

AT MASON STATE BANK DURING 2000
--------------------------------------------------------------------------------

[LOIS TOTH PHOTO]

LOIS TOTH who serves as Controller was promoted to Vice President of Mason State Bank. She is also Treasurer of Capital Directions, Inc. Lois joined Mason State Bank in 1998 and has over 28 years of diversified experience in financial management accounting.

[TOM SCHROEDER PHOTO]

TOM SCHROEDER joined Mason State Bank as Vice President, Commercial Loans. He brings over 20 years of experience in the banking field.

[JIM LEASURE PHOTO]

JIM LEASURE joined the Capital Directions, Inc. Board of Directors. Mr. Leasure has owned and operated Paul's Marathon Service, Inc., an award winning convenience store and deli, since 1976. Jim and his family also own and operate several other businesses in the Mason area.

[MICHELLE CARIE PHOTO]

MICHELLE CARIE joined Mason State Bank as Loan Processing Supervisor. Michelle brings over nine years of banking experience with special emphasis on mortgage lending.

                                                                             CDI
                                                              ANNUAL REPORT 2000

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands, except per share data)
                                                2000         1999         1998          1997         1996
SUMMARY OF OPERATIONS
Interest and dividend income.............    $   7,958    $   7,525    $   6,880     $   6,092    $   5,709
Interest expense.........................        3,798        3,440        3,125         2,594        2,443
                                             ---------    ---------    ---------     ---------    ---------
Net interest income......................        4,160        4,085        3,755         3,498        3,266
Provision for loan losses................            6           48          (23)           --           --
Non interest income......................          794          592          565           568          783
Non interest expense.....................        2,569        2,471        2,461         2,340        2,479
                                             ---------    ---------    ---------     ---------    ---------
Income before income tax expense.........        2,379        2,158        1,882         1,726        1,570
Income tax expense.......................          729          659          548           491          434
                                             ---------    ---------    ---------     ---------    ---------
Net income...............................    $   1,650    $   1,499    $   1,334     $   1,235    $   1,136
                                             =========    =========    =========     =========    =========
PER SHARE(1)
Average shares outstanding...............      597,704      596,200      595,064       594,926      594,856
Basic earnings(2)........................    $    2.76    $    2.51    $    2.24     $    2.08    $    1.91
Diluted earnings(2)......................         2.74         2.49         2.22          2.07         1.90
Dividends declared.......................         1.27         1.14         0.96          0.70         0.57
Book value...............................        21.46        19.82        18.48         17.17        15.80
RATIOS BASED ON NET INCOME
Net income to average shareholders'
  equity.................................        13.28%       13.06%       12.53%        12.47%       12.67%
Net income to average assets.............         1.54         1.44         1.47          1.56         1.49
BALANCE SHEET
Assets...................................    $ 115,023    $ 105,713    $ 100,229     $  79,957    $  78,920
Net loans................................       84,596       88,057       80,904        60,299       50,772
Short-term investments...................        5,963           54          626           188        2,800
Securities...............................       17,637       10,726       12,383        14,118       19,497
Deposits.................................       72,423       72,030       72,389        64,421       66,509
Long-term Federal Home Loan Bank
  borrowings.............................       28,339       18,861       15,593         3,670        1,913
Shareholders' equity.....................       12,834       11,828       10,997        10,216        9,397


(1) A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Earnings, dividends, book value, price per share figures and share amounts have been restated to give retroactive effect to this split.

(2) Restated to reflect adoption of SFAS No. 128 on December 31, 1997.




6

CDI
ANNUAL REPORT 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

PERFORMANCE SUMMARY

In 2000, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,650,000. This is an increase of 10.07% over the previous year. Basic earnings per share were $2.76 in 2000 compared to $2.51 in 1999. In 2000, return on average assets increased to 1.54% from 1.44% in 1999. This increase is attributable to the growth percentage in net income of the Corporation exceeding the percentage growth in total average assets during 2000. Return on shareholders' equity was 13.28%, up from 13.06% in 1999. As of December 31, 2000 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale was 11.4%, up from 11.1% the prior year and well in excess of the 4.0% minimum required by regulatory authorities.

The following table provides a summary of the factors impacting net income in 2000 compared to the same components in 1999:

(In thousands)
1999 NET INCOME........................  $    1,499
  Increase (decrease) in net income....
  Interest income......................         433
  Interest expense.....................        (358)
  Provision for loan losses............          42
  Non interest income..................         202
  Non interest expense.................         (98)
  Income taxes.........................         (70)
                                         -----------
2000 NET INCOME                          $     1,650

In 1999, net income for the Corporation was $1,499,000, which was an increase of 12.37% over net earnings of $1,334,000 for 1998. Basic earnings per share increased to $2.51 in 1999 compared to $2.24 in 1998. The 1999 return on average assets decreased to 1.44% from 1.47% in 1998. Return on average shareholders' equity was 13.06%, up from 12.53% in 1998. The leveraged capital ratio for the year ending December 31, 1999 was 11.1%, down from 11.2% the prior year.

The operations of our Holding Corporation did not materially affect the consolidated financial results for 2000, 1999 or 1998.

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

Net interest income for 2000, on a fully taxable equivalent basis, was $4,258,000, an increase of $55,000 over 1999. For 1999, net interest income, on a fully taxable equivalent basis, increased $338,000 over 1998. Average balances and rates on major categories of interest earning assets and interest bearing liabilities appear in Table 1. The affect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2. As shown, net interest income improved in 2000 generally due to rate increases in earning assets and in 1999 generally due to volume increases in earning assets.

Yields on assets and funding rates were higher in 2000 compared to 1999, reflecting a rising rate environment. Average tax equivalent yields on earning assets increased to 7.91% in 2000 from 7.75% in 1999. Interest bearing liability rates increased to 4.53% in 2000 from 4.23% in 1999. Despite an increase in net interest income related primarily to increased rates, the tax equivalent net interest margin decreased by 8 basis points. This was primarily related to the change in the structure of earning assets and the Bank's liability sensitive GAP position. As loan demand declined throughout the year, these funds were used to increase the securities portfolio, which tend to be at lower yields as compared to loans. In addition, because of the Bank's liability sensitive position, as shown on the following page, and considering the rising interest rate environment during 2000, the Bank's interest bearing liabilities repriced at higher rates faster than the Bank's interest bearing assets.

                                                                             CDI
                                                              ANNUAL REPORT 2000

TABLE 1
--------------------------------------------------------------------------------

(Dollars in                         2000                                  1999                              1998
thousands)                        INTEREST      AVERAGE                 INTEREST   AVERAGE                INTEREST       AVERAGE
                     AVERAGE       INCOME/       YIELD/      AVERAGE     INCOME/    YIELD/    AVERAGE      INCOME/        YIELD/
                     BALANCE       EXPENSE*      RATE*       BALANCE    EXPENSE*    RATE*     BALANCE      EXPENSE*       RATE*
Loans              $   87,651    $    7,063        8.06%   $   86,397   $  6,798    7.87%    $  69,172    $   5,870       8.49%
Other
  earning
  assets.......        14,220           993        6.98        12,245        845    6.90        16,633        1,120       6.73
                   ----------    ----------                ----------   --------             ---------    ---------
Total
  earning
  assets.......       101,871         8,056        7.91        98,642      7,643    7.75        85,805        6,990       8.15
Other
  assets.......         5,309                                   5,702                            4,810
                   ----------                              ----------                        ---------
Total..........    $  107,180                              $  104,344                        $  90,615
                   ==========                              ==========                        =========
Interest
  bearing
  liabilities..    $   83,689    $    3,798        4.54%   $   81,409   $  3,440    4.23%    $  69,717    $   3,125       4.48%
                                 ----------                             --------                          ---------
Non interest
  bearing
  liabilities
  and
  equity.......        23,491                                  22,935                           20,898
                   ----------                              ----------                        ---------
Total..........    $  107,180                              $  104,344                        $  90,615
                   ==========                              ==========                        =========
Net interest
  income.......                  $    4,258                             $  4,203                          $   3,865
                                 ==========                             ========                          =========
Net interest
  margin on
  earning
  assets.......                                    4.18%                            4.26%                                 4.50%

* Fully taxable equivalent basis.




TABLE 2
--------------------------------------------------------------------------------

(Dollars in thousands)                                         2000 COMPARED TO 1999                1999 COMPARED TO 1998
                                   CHANGE DUE TO:         VOLUME      RATE          TOTAL       VOLUME         RATE         TOTAL
Earning assets*
  Loans..............................................   $     122   $      157   $      279    $   1,366   $      (462)  $      904
  Loans (nontaxable).................................         (23)           9          (14)          12            12           24
  Taxable investment securities......................          88            9           97         (162)           10         (152)
  Investment securities (nontaxable).................         (60)          12          (48)         (15)           (9)         (24)
  Federal funds sold and other.......................          87           12           99          (90)           (9)         (99)
                                                        ---------    ---------    ---------    ---------   -----------    ---------
Total interest income................................   $     214   $      199   $      413    $   1,111   $      (458)  $      653
Interest bearing liabilities:
  Interest bearing demand deposits...................   $     (11)  $      (22)  $      (33)   $      19   $       (59)  $      (40)
  Savings deposits...................................         (11)          42           31           50           (50)          --
  Time deposits under $100,000.......................          21           16           37          (43)          (64)        (107)
  Time deposits $100,000 or more.....................          28           91          119           75           (48)          27
  Federal funds purchased............................         (13)           6           (7)          20            (1)          19
  Other borrowings...................................         191           20          211          436           (20)         416
                                                        ---------    ---------    ---------    ---------   -----------    ---------
Total interest expense...............................   $     205   $      153   $      358    $     557   $      (242)  $      315

Net interest income*                                    $       9   $       46   $       55    $     554   $      (216)  $      338

* Fully taxable equivalent basis.

CDI
ANNUAL REPORT 2000

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; charge-offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. Based on contraction due to diminished demand in the Bank's loan portfolio in 2000, the provision for loan losses was reduced in 2000 to $6,000 as compared to $48,000 in 1999. A provision of ($23,000) was recorded in 1998. Net charge-offs for 2000 totaled $8,000, while 1999 totaled $4,000. Excellent loan portfolio performance indicates a continued strong mid-Michigan business climate and reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and concludes the $1,053,000 allowance or 1.23% allowance to total loans appropriate to cover inherent losses in the portfolio at year-end 2000.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 2000, non-performing loans totaled $137,000 or .16% of total loans. This represents a decrease of $201,000 in non-performing loans from 1999 levels. Non-performing loans totaled .38% of total loans in 1999. This was a decrease of $35,000 from the 1998 levels.

DECEMBER 31,                       2000             1999
Non-accrual...................... $          --    $        32,000
90 days or more past due.........       137,000            306,000
Renegotiated.....................            --                 --
                                  -------------    ---------------
Total............................ $     137,000    $       338,000

A loan is considered impaired when full collection of principal and interest is not expected under the original terms of the loan. There were no impaired loans in the portfolio at December 31, 2000, 1999 or 1998.

NON INTEREST INCOME

Non interest income increased by $202,000 from the previous year. The largest increases were recognized in increased deposit service charges as well as investment commission fees. Service charges for all deposit products were adjusted to reflect market rates within the area and will be adjusted periodically as changes occur. Investment commissions increased due to favorable economic and stock market conditions in the early part of 2000. In addition, increases were realized from fees earned by outsourcing official check processing, merchant processing and gains in the cash value of life insurance policies. The change in non interest income from 1999 to 1998 was an increase of $27,000. This increase was attributable to increased deposit service charges as well as a slight increase in investment commission fees. In addition, 1998 included a net loss of $18,000 on the calls of securities.

NON INTEREST EXPENSE

Non interest expense increased $98,000 during 2000. This increase is primarily attributable to increased salary and benefit costs. Salary and benefit costs in 2000 include some positions that were vacant for a portion of 1999. Non interest expense increased by $10,000 from 1998 to 1999. This increase was a result of increased data processing costs, expenses for out-sourced services and increased benefit costs. This was partially offset by lower marketing expenses in 1999.

INCOME TAX EXPENSE

The 2000 provision for income tax was $729,000, up from $659,000 in 1999. The 1999 provision was up $111,000 from the $548,000 provision in 1998. This figure reflects a higher taxable income in 2000 and 1999.

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

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $2,257,000 in federal funds sold in 2000. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternative funding source, lower costs for credit services, and an alternative tool to manage interest rate risk. Throughout 1996, 1997, 1998, 1999 and 2000 the Bank used this source of funding (see Note 8 to the consolidated financial statements) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow from operations, repayments and maturities of loans, other borrowings and growth in core deposits.

At December 31, 2000 the securities available for sale were valued at $15,670,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 2001.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest risks. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable loan products as well as managing deposit accounts and maturities in the investment portfolio. The following chart, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 2000, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 54%.

The following chart shows the Bank's GAP position as of December 31, 2000. The Bank has a liability sensitive position within one year of approximately $30,736,000, which indicates higher net interest income may be earned if rates decrease during the period and lower net interest income may be earned if rates increase during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

                                                                             CDI
                                                              ANNUAL REPORT 2000

GAP                     0-30        31-90     SECOND     THIRD     FOURTH      ANNUAL      1-3        3-5      OVER 5
MEASUREMENT             DAYS        DAYS      QUARTER   QUARTER    QUARTER     TOTAL      YEARS      YEARS      YEARS      TOTAL
(Dollars in
thousands)
ASSETS
Loans...............$     5,623   $  7,741   $  3,899   $  3,378   $  3,853  $  24,494  $   6,572   $  8,089  $  46,494  $   85,649
Allowance for loan
losses..............         --         --         --         --         --         --         --         --         --      (1,053)
Investments (1).....      3,198        520      1,022         --        711      5,451      9,920      1,510        756      17,637
Short-term
investments.........      5,963         --         --         --         --      5,963         --         --         --       5,963
Other non earning
assets..............         --         --         --         --         --         --         --         --         --       6,827
                    -----------   --------   --------   --------   --------  ---------  ---------   --------  ---------  ----------
Total...............$    14,784   $  8,261   $  4,921   $  3,378   $  4,564  $  35,908  $  16,492   $  9,599  $  47,250  $  115,023
                    ===========   ========   ========   ========   ========  =========  =========   ========  =========  ==========
LIABILITIES
Non interest
bearing deposits....$        --   $     --   $     --   $     --   $     --  $      --  $      --   $     --  $      --  $    9,885
Interest bearing
deposits............     36,332      4,248      5,218      5,204      2,871     53,873      7,052      1,487        126      62,538
Long-term FHLB
borrowings(2).......         18      2,574      1,500      1,000      5,122     10,214     13,977      3,226        922      28,339
Other liabilities...         --         --         --         --         --         --         --         --         --       1,427
Capital.............         --         --         --         --         --         --         --         --         --      12,834
                    -----------   --------   --------   --------   --------  ---------  ---------   --------  ---------  ----------
Total...............$    36,350   $  6,822   $  6,718   $  6,204   $  7,993  $  64,087  $  21,029   $  4,713  $   1,048  $  115,023
                    ===========   ========   ========   ========   ========  =========  =========   ========  =========  ==========

GAP.................$   (21,566)  $  1,439   $ (1,797)  $ (2,826)  $ (3,429) $ (28,179) $  (4,537)  $  4,886  $  46,202
Cumulative GAP......    (21,566)   (20,127)   (21,924)   (24,750)   (28,179)   (28,179)   (32,716)   (27,830)    18,372
GAP ratio...........         41%       121%        73%        54%        57%        56%        78%       204%     4,509%

(1) Maturities reflect probable prepayments and calls.
(2) FLHB borrowings include putable advances, which may be converted to adjustable rates or prepaid without penalty beginning one, two or three years after the purchase date. The above schedule reflects maturities at prepayment date on the putable advances.

CDI
ANNUAL REPORT 2000

CAPITAL RESOURCES
The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $911,000 or 7.72% to $12,706,000 at year-end 2000, which represented 11.05% of total assets. At December 31, 1999, the similar ratio of shareholders' equity to total assets was 11.16% of total assets. Dividends declared per common share increased by 11.4% to $1.27 compared to $1.14 in 1999. The Corporation has a strong capital position that will meet our needs in 2000.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance sheet items, such as loan commitments and standby letters of credit. On December 31, 2000, the Bank has a "risk-based" total capital to asset ratio of 18.4%. The ratio exceeds the requirements established by regulatory agencies as shown below.

(Dollars in thousands)                                                                    MINIMUM REQUIRED TO
                                                                     MINIMUM REQUIRED     BE WELL CAPITALIZED
                                                                        FOR CAPITAL     UNDER PROMPT CORRECTIVE
                                                     ACTUAL          ADEQUACY PURPOSES    ACTION REGULATIONS
                                                 AMOUNT   RATIO      AMOUNT      RATIO     AMOUNT       RATIO
DECEMBER 31, 2000
Total capital (to risk weighted assets)........ $ 13,559    18.4%    $   5,888    8.0%    $  7,359      10.0%
Tier 1 capital (to risk weighted assets).......   12,639    17.2         2,944    4.0        4,416       6.0
Tier 1 capital (to average assets).............   12,639    11.4         4,424    4.0        5,530       5.0

Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay its parent Corporation. Of the $13,559,000 in risk-based capital, $5,817,000 is available for dividends to the parent Corporation in 2001 (before considering 2001 net income and any changes in risk-based assets). The remaining $7,742,000 is restricted based on the minimum risk-based capital requirements now in effect.

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

                                                                             CDI
                                                              ANNUAL REPORT 2000

REPORT OF INDEPENDENT AUDITORS

                              [CROWE CHIZEK LOGO]

Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

As disclosed in Note 1, on April 1, 1999 the Company changed its method of accounting for derivative instruments and hedging activities to comply with new accounting guidance.



                                        /s/ Crowe, Chizek and Company LLP
                                        ---------------------------------
                                            Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 7, 2001

CDI
ANNUAL REPORT 2000

CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

(In thousands, except share and per share data)                                   DECEMBER 31,       2000         1999
ASSETS
Cash and non interest bearing deposits........................................................... $   2,603    $   3,097
Interest bearing deposits........................................................................        58           54
Federal funds sold...............................................................................     5,905           --
                                                                                                  ---------    ---------
       Total cash and cash equivalents...........................................................     8,566        3,151
Securities available for sale....................................................................    15,670        9,751
Federal Home Loan Bank (FHLB) stock..............................................................     1,967          975
Total loans......................................................................................    85,649       89,112
Less allowance for loan losses...................................................................    (1,053)      (1,055)
                                                                                                  ---------    ---------
       Net loans.................................................................................    84,596       88,057
Premises and equipment, net......................................................................       947          768
Accrued interest receivable......................................................................       663          515
Other assets.....................................................................................     2,614        2,496
                                                                                                  ---------    ---------
       TOTAL ASSETS.............................................................................. $ 115,023    $ 105,713
                                                                                                  =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits: Non interest bearing................................................................. $   9,885    $   8,884
            Interest bearing.....................................................................    62,538       63,146
                                                                                                  ---------    ---------
              Total deposits.....................................................................    72,423       72,030
  Accrued interest payable.......................................................................       274          229
  Other liabilities..............................................................................     1,153        1,065
  Federal funds purchased........................................................................        --        1,700
  Long-term FHLB borrowings......................................................................    28,339       18,861
                                                                                                  ---------    ---------
       Total liabilities.........................................................................   102,189       93,885
Shareholders' equity
  Common stock: $5 par value, 1,300,000 shares authorized; 598,056 and
              596,622 shares outstanding in 2000 and 1999........................................     2,990        2,983
  Additional paid-in capital.....................................................................     2,590        2,576
  Retained earnings..............................................................................     7,126        6,236
  Accumulated other comprehensive income, net of tax of $66 in 2000 and $17 in 1999..............       128           33
                                                                                                  ---------    ---------
       Total shareholders' equity................................................................    12,834       11,828
                                                                                                  ---------    ---------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................................ $ 115,023    $ 105,713
                                                                                                  =========    =========


See accompanying notes to consolidated financial statements.

                                                                             CDI
                                                              ANNUAL REPORT 2000

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

(In thousands, except per share data)                     FOR THE YEARS ENDED DECEMBER 31,              2000      1999     1998
INTEREST AND DIVIDEND INCOME
  Loans, including fees............................................................................   $ 7,051   $ 6,782   $ 5,870
  Federal funds sold...............................................................................       140        40       134
  Securities: Taxable -- available for sale........................................................       506       403       422
              Taxable -- held to maturity..........................................................        --        25       188
              Tax exempt -- available for sale.....................................................       166       142        --
              Tax exempt -- held to maturity.......................................................        --        56       214
  Dividends on FHLB stock..........................................................................        94        75        45
  Other interest income............................................................................         1         2         7
                                                                                                      -------   -------   -------
       TOTAL INTEREST AND DIVIDEND INCOME..........................................................     7,958     7,525     6,880
INTEREST EXPENSE
  Deposits.........................................................................................     2,506     2,352     2,472
  Federal funds purchased..........................................................................        13        20         1
  Long-term FHLB borrowings........................................................................     1,279     1,068       652
                                                                                                      -------   -------   -------
       TOTAL INTEREST EXPENSE......................................................................     3,798     3,440     3,125
                                                                                                      -------   -------   -------
NET INTEREST INCOME................................................................................     4,160     4,085     3,755

Provision for loan losses..........................................................................         6        48       (23)
                                                                                                      -------   -------   -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES................................................     4,154     4,037     3,778
NON INTEREST INCOME
  Service charges on deposits......................................................................       335       283       260
  Net loss on calls of securities..................................................................        --        --       (18)
  Net gain on sales of loans.......................................................................        --        --         3
  Investment commission fees.......................................................................        93        50        47
  Other income.....................................................................................       366       259       273
                                                                                                      -------   -------   -------
       TOTAL NON INTEREST INCOME...................................................................       794       592       565
NON INTEREST EXPENSE
  Salaries and wages...............................................................................     1,102     1,023     1,101
  Pension and other employee benefits..............................................................       365       344       325
  Net occupancy expense of premises................................................................       161       162       144
  Equipment rentals, depreciation, and maintenance.................................................       147       143       162
  Other operating expense..........................................................................       794       799       729
                                                                                                      -------   -------   -------
       TOTAL NON INTEREST EXPENSE..................................................................     2,569     2,471     2,461
                                                                                                      -------   -------   -------
INCOME BEFORE INCOME TAX EXPENSE...................................................................     2,379     2,158     1,882
Income tax expense.................................................................................       729       659       548
                                                                                                      -------   -------   -------
NET INCOME.........................................................................................   $ 1,650   $ 1,499   $ 1,334
                                                                                                      =======   =======   =======
Basic earnings per common share....................................................................   $  2.76   $  2.51   $  2.24
                                                                                                      =======   =======   =======
Diluted earnings per common share..................................................................   $  2.74   $  2.49   $  2.22
                                                                                                      =======   =======   =======

See accompanying notes to consolidated financial statements.

CDI
ANNUAL REPORT 2000

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

(In thousands)                                         FOR THE YEARS ENDED DECEMBER 31,      2000          1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..............................................................................  $  1,650    $  1,499    $  1,334
  Adjustments to reconcile net income to net cash from operating activities
      Depreciation........................................................................       115         118         120
      Provision for loan losses...........................................................         6          48         (23)
      Net amortization (accretion) on securities..........................................        (1)         25         (14)
      Loans originated for sale...........................................................        --          --      (1,051)
      Proceeds from sales of loans originated for sale....................................        --          --       1,053
      Net loss on calls of securities.....................................................        --          --          18
      Net gain on sales of loans originated for sale......................................        --          --          (2)
      Net gain on sales of non-residential loans..........................................        --          --          (1)
      Changes in assets and liabilities: Accrued interest receivable......................      (148)         (6)         35
                                         Accrued interest payable.........................        45          (3)         39
                                         Other assets.....................................       (34)       (163)       (146)
                                         Other liabilities................................        64          28         (36)
                                                                                            --------     -------    --------
                                                       NET CASH FROM OPERATING ACTIVITIES      1,697       1,546       1,326
CASH FLOWS FROM INVESTING ACTIVITIES
      Securities available for sale: Purchases............................................    (8,202)     (2,439)     (6,437)
                                     Maturities, calls, and principal payments............     2,428       3,980       7,408
      Securities held to maturity:   Purchases............................................        --          --      (1,246)
                                     Maturities, calls, and principal payments............        --         265       2,451
      Purchase of FHLB stock..............................................................      (992)       (188)       (423)
      Proceeds from sales of non-residential loans........................................        --          --          68
      Net change in loans.................................................................     3,322      (7,201)    (20,649)
      Premises and equipment expenditures.................................................      (294)       (102)       (286)
                                                                                            --------     -------    --------
                                                       NET CASH FROM INVESTING ACTIVITIES     (3,738)     (5,685)    (19,114)
CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits..............................................................       393        (359)      7,968
      Net change in federal funds purchased...............................................    (1,700)      1,700        (450)
      Proceeds from long-term FHLB borrowings.............................................    12,700       4,000      12,150
      Repayment of long-term FLHB borrowings..............................................    (3,222)       (732)       (227)
      Proceeds from shares issued upon exercise of stock options..........................        21          22           1
      Dividends paid......................................................................      (736)       (662)       (521)
                                                                                            --------     -------    --------
                                                       NET CASH FROM FINANCING ACTIVITIES      7,456       3,969      18,921
                                                                                            --------     -------    --------
Net change in cash and cash equivalents...................................................     5,415        (170)      1,133
Cash and cash equivalents at beginning of year............................................     3,151       3,321       2,188
                                                                                            --------     -------    --------
                                                 CASH AND CASH EQUIVALENTS AT END OF YEAR   $  8,566    $  3,151    $  3,321
                                                                                            ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for: Interest.............................................  $  3,753    $  3,443    $  3,086
                                     Income taxes -- federal..............................       730         660         571
SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
      Transfer from securities held to maturity to securities available for sale..........  $     --    $  6,011    $     --
      Transfer from loans to other real estate owned......................................       133          --          --

See accompanying notes to consolidated financial statements.

                                                                             CDI
                                                              ANNUAL REPORT 2000

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

(In thousands, except share and per share data)
                                                                                     ACCUMULATED
                                                                                         OTHER
                  FOR THE YEARS ENDED                          ADDITIONAL            COMPREHENSIVE      TOTAL
                   DECEMBER 31, 2000,                COMMON      PAID-IN   RETAINED    INCOME,       SHAREHOLDERS'
                     1999 AND 1998                   STOCK       CAPITAL   EARNINGS    NET OF TAX       EQUITY

BALANCES, JANUARY 1, 1998.......................... $  2,975    $  2,561   $  4,652    $     28        $ 10,216
Net income for the year............................       --          --      1,334          --           1,334
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of $8..       --          --         --          14              14
                                                                                                       --------
Comprehensive income...............................                                                       1,348
Issuance of 67 shares of common stock upon
  exercise of stock options........................        1          --         --          --               1
Cash dividends ($.955 per share)...................       --          --       (568)         --            (568)
                                                    --------    --------   --------    --------        --------
BALANCES, DECEMBER 31, 1998........................    2,976       2,561      5,418          42          10,997
Net income for the year............................       --          --      1,499          --           1,499
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax
  of ($70).........................................       --          --         --        (134)           (134)
Net unrealized gain on securities transferred
  from held to maturity to available for sale,
  net of tax of $65................................       --          --         --         125             125
                                                                                                       --------
Total other comprehensive income (loss), net.......                                                          (9)
                                                                                                       --------
Comprehensive income...............................                                                       1,490
Issuance of 1,499 shares of common stock
  upon exercise of stock options...................        7          15         --          --              22
Cash dividends ($1.14 per share)...................       --          --       (681)         --            (681)
                                                    --------    --------   --------    --------        --------
BALANCES, DECEMBER 31, 1999........................    2,983       2,576      6,236          33          11,828
Net income for the year............................       --          --      1,650          --           1,650
Other comprehensive income (loss), net:
Net change in net unrealized gain (loss) on
   securities available for sale, net of tax
   of $49..........................................       --          --         --          95              95
                                                                                                       --------
Comprehensive income...............................                                                       1,745
Issuance of 1,434 shares of common stock
  upon exercise of stock options...................        7          14         --          --              21
Cash dividends ($1.27 per share)...................       --          --       (760)         --            (760)
                                                    --------    --------   --------    --------        --------
BALANCES, DECEMBER 31, 2000........................ $  2,990    $  2,590   $  7,126    $    128        $ 12,834
                                                    ========    ========   ========    ========        ========

See accompanying notes to consolidated financial statements.

CDI
ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DECEMBER 31, 2000, 1999 AND 1998)
--------------------------------------------------------------------------------

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

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the net unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of other comprehensive income or loss and shareholders' equity, until realized. Other securities such as Federal Home Loan Bank stock are carried at cost. Securities are written down to fair value when a decline in fair value is not temporary.

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of sim-

                                                                             CDI
                                                              ANNUAL REPORT 2000
ilar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if repayment is expected solely from collateral. Loans totaling $75,000 or more are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest will not be collected according to the original terms of the loan.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on both accelerated and straight-line methods over asset useful lives. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

OTHER REAL ESTATE: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expense. There was one property with a carrying value of approximately $133,000 held as other real estate at December 31, 2000. There were no properties held as other real estate at December 31, 1999.

STOCK OPTIONS: No expense for stock options is recorded, as the grant price approximates the market price of the stock at the date of grant. Proforma disclosures show the effect on net income and earnings per common share had the options' fair value been recorded using an option pricing model.

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

EARNINGS AND DIVIDENDS PER COMMON SHARE: Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of any additional potential common shares. Earnings and dividends per common share are restated for stock splits and stock dividends.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes net unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity.

NOTE 2 - RESTRICTIONS ON CASH AND NON INTEREST BEARING DEPOSITS

To satisfy legal reserve and clearing requirements, non interest bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $400,000 and $455,000 at year-end 2000 and 1999, respectively. These balances do not earn interest.

NOTE 3 - SECURITIES
Year-end securities were as follows:

(In thousands)                                FAIR          GROSS         GROSS
                                              VALUE         GAINS        LOSSES
AVAILABLE FOR SALE
DECEMBER 31, 2000:
------------------
Obligations of U.S. Government
treasuries and agencies .............       $ 7,019       $    77       $    (2)
Obligations of states and political
subdivisions ........................         3,608            87            (1)
Corporate securities ................         5,043            34            (1)
                                            -------       -------       -------
   TOTALS ...........................       $15,670       $   198       $    (4)
                                            =======       =======       =======
DECEMBER 31, 1999:
------------------
Obligations of U.S. Government
agencies ............................       $ 4,004       $    22       $   (29)
Obligations of states and political
subdivisions ........................         3,874            73           (15)
Corporate securities ................         1,873             2            (3)
                                            -------       -------       -------
   TOTALS ...........................       $ 9,751       $    97       $   (47)
                                            =======       =======       =======

The fair values of securities available for sale at year-end 2000 by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.


CDI
ANNUAL REPORT 2000

(In thousands)                                                            FAIR
                                                                          VALUE
AVAILABLE FOR SALE

Due in one year or less ....................................             $ 4,265
Due from one to five years .................................               8,658
Due from five to ten years .................................               1,068
Due after ten years ........................................                 473
                                                                         -------
                                                                         $14,464
U.S. Government mortgage-backed securities
  Fixed rate ...............................................                 737
  Variable rate ............................................                 469
                                                                         -------
     TOTALS ................................................             $15,670
                                                                         =======

There were no sales of securities in 2000, 1999 and 1998. Net losses on calls of securities totaled $18,000 in 1998.

Securities with a carrying value of approximately $2,747,000 and $6,525,000 at year end 2000 and 1999 were pledged to secure public deposits, and for other purposes as required or permitted by law. Additional securities are pledged as collateral to secure FHLB borrowings as disclosed in a separate note.

In conjunction with the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in 1999, the Company transferred from held-to-maturity to available-for-sale securities with amortized cost of $6,011,000 and net unrealized gains of $190,000. Shareholder's equity increased by $125,000, net of income tax of $65,000, as a result of the transfer.

NOTE 4 - LOANS

Year-end loans were as follows:

(In thousands)                                           2000               1999
Commercial and agricultural ..............            $ 6,038            $ 5,268
Real estate mortgage .....................             75,923             79,270
Installment ..............................              3,688              4,574
                                                      -------            -------
TOTAL ....................................            $85,649            $89,112
                                                      =======            =======

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:

(In thousands)                                        2000                 1999
Balance, January 1, ..................             $ 1,051              $   630
New loans ............................                 451                  546
Repayments ...........................                (549)                (217)
Other changes, net ...................               1,247                   92
                                                   -------              -------
BALANCE, DECEMBER 31, ................             $ 2,200              $ 1,051
                                                   =======              =======

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period. Other changes for 2000 primarily relate to the loans of a new director added during 2000.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

(In thousands)                               2000           1999           1998
Balance, beginning of period ......       $ 1,055        $ 1,011        $ 1,035
Loans charged-off .................           (27)           (37)           (30)
Recoveries ........................            19             33             29
Provision for loan losses .........             6             48            (23)
                                          -------        -------        -------
BALANCE, END OF PERIOD ............       $ 1,053        $ 1,055        $ 1,011
                                          =======        =======        =======

During 2000, 1999 and 1998, the Company had no loans, which were considered impaired. Nonperforming loans were not considered significant at December 31, 2000 and 1999.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(In thousands)                                          2000              1999
Land .....................................           $    86            $    86
Buildings and improvements ...............             1,149              1,133
Construction in progress .................               175                 --
Furniture and equipment ..................             2,481              2,400
                                                     -------            -------
  Total cost .............................             3,891              3,619
Less accumulated depreciation ............            (2,944)            (2,851)
                                                     -------            -------
PREMISES AND EQUIPMENT, NET ..............           $   947            $   768
                                                     =======            =======


NOTE 7 - INTEREST BEARING DEPOSITS

Year-end interest bearing deposits were as follows:

(In thousands)                                         2000       1999
Interest bearing demand ......................... $    9,801  $  12,038
Savings .........................................     19,237     18,984
Time:    In denominations less than $100,000 ....     20,604     19,723
         In denominations of $100,000 or more ...     12,896     12,401
                                                  ----------  ---------
TOTAL INTEREST BEARING DEPOSITS ................. $   62,538  $  63,146
                                                  ==========  =========


At year-end 2000, stated maturities of time deposits were as follows:

(In thousands)

2001 ................................................ $  24,835
2002 ................................................     5,511
2003 ................................................     1,541
2004 ................................................       724
2005 ................................................       763
Thereafter ..........................................       126
                                                      ---------
TOTAL ............................................... $  33,500
                                                      =========

Related party deposits totaled approximately $1,280,000 and $555,000 at year-end 2000 and 1999.

                                                                             CDI
                                                              ANNUAL REPORT 2000

NOTE 8 - LONG-TERM FHLB BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows:

(In thousands)                                             2000          1999

Maturities May 1999 through January 2003,
primarily fixed rate at rates from 5.67% to 6.72%,
averaging 6.33% at year-end 2000 and
6.44% at year-end 1999 ...........................       $ 1,525       $ 2,728

Maturities January 2003 through November 2008,
primarily fixed rate at rates from 4.86% to 6.02%,
averaging 5.75% at year-end 2000 and
5.66% at year-end 1999 ...........................        10,114        12,133

Maturities February 2004 through April 2005,
primarily fixed rate at rates from 5.19% to 5.82%,
averaging 5.62% at year-end 2000 and
year-end 1999 ....................................         4,000         4,000

Maturities February 2001 through December 2010,
primarily putable advances at rates from 4.98% to
7.61%, averaging 5.80% at year-end 2000 ..........        12,700            --
                                                         -------       -------
TOTAL ............................................       $28,339       $18,861
                                                         =======       =======

For the putable advances, the FHLB has the option to convert the advance to an adjustable rate beginning one, two or three years after the purchase date, depending on the advance, and quarterly thereafter.

Each advance has a prepayment penalty which is determined based upon the lost cash flow to the FHLB. In addition to FHLB stock, the advances were collateralized by approximately $60,713,000 and $58,214,000 of first mortgage loans and securities under a blanket lien arrangement at year-end 2000 and 1999.

At year-end 2000, scheduled principal reductions on these advances were:

(In thousands)
2001.............................. $    3,214
2002..............................        723
2003..............................      9,254
2004..............................      2,026
2005..............................      2,228
Thereafter........................     10,894
                                   ----------
TOTAL............................. $   28,339
                                   ==========

NOTE 9 - BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $42,000 in 2000, $40,000 in 1999, and $43,000 in 1998.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $67,000 in 2000, $59,000 in 1999, and $47,000 in 1998.

An incentive stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Accordingly, no compensation cost for stock options was recognized in 2000, 1999 and 1998. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:

                                                                 WEIGHTED      WEIGHTED
                                                                 AVERAGE        AVERAGE
                            AVAILABLE         OPTIONS            EXERCISE     GRANT DATE
                            FOR GRANT       OUTSTANDING            PRICE      FAIR VALUE
Balance at
 January 1, 1998 ....         28,400           11,400          $   17.80
Granted .............         (4,400)           4,400              32.00      $   3.21
Exercised ...........             --              (67)             18.00
Cancelled ...........             66              (66)             18.00
Forfeited ...........            867             (867)             24.19
                              ------           ------          ---------
Balance
 December 31, 1998...         24,933           14,800              21.64
Granted .............         (5,133)           5,133              35.88          3.17
Exercised ...........             --           (1,499)             15.10
Forfeited ...........            662             (662)             33.94
                              ------           ------          ---------
Balance
 December 31, 1999...         20,462           17,772              25.85
Granted .............         (5,000)           5,000              40.90          5.56
Exercised ...........             --           (1,434)             14.34
Forfeited ...........          1,131           (1,131)             29.44
                              ------           ------          ---------
BALANCE
 DECEMBER 31, 2000...         16,593           20,207          $   30.19
                              ======           ======          =========

For the options outstanding at December 31, 2000, the range of exercise prices was $12.75 to $41.50 per share with a weighted average remaining contractual life of 7.27 years. At December 31, 2000, 1999 and 1998, 7,401, 5,532 and 3,466
options were exercisable at a weighted average exercise price of $20.28, $16.42 and $14.57 per share, respectively.


CDI
ANNUAL REPORT 2000

Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted (in thousands, except per share data).

                                        2000          1999           1998
Net income as reported ......      $   1,650      $   1,499      $   1,334
Pro forma net income ........          1,637          1,490          1,327
Basic earnings per share
 as reported ................           2.76           2.51           2.24
Pro forma basic earnings
 per share ..................           2.74           2.50           2.23
Diluted earnings per share
 as reported ................           2.74           2.49           2.22
Pro forma diluted earnings
 per share ..................           2.71           2.48           2.21

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of the grant date.

                                           2000           1999          1998
Risk-free interest rate ...............   6.57%           5.07%         5.47%
Expected option life .................. 5 years         5 years       5 years
Expected stock price volatility .......   4.64%           6.28%         7.57%
Expected dividend yield ...............   3.16%           3.37%         3.56%

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $93,000 in 2000, $85,000 in 1999 and $104,000 in 1998. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.

NOTE 10 - OTHER OPERATING EXPENSE

Other operating expense consists of:

(In thousands)                              2000            1999             1998
Supplies .......................            $ 59            $ 53            $ 54
State taxes ....................              70              75              65
Deferred compensation ..........              93              85             104
Other expense ..................             572             586             506
                                            ----            ----            ----
TOTAL ..........................            $794            $799            $729
                                            ====            ====            ====

NOTE 11 - INCOME TAX

Income tax expense consists of:

(In thousands)                           2000             1999             1998
Taxes currently payable .....           $ 742            $ 667            $ 602
Deferred benefit ............             (13)              (8)             (54)
                                        -----            -----            -----
TOTAL .......................           $ 729            $ 659            $ 548
                                        =====            =====            =====

Year-end deferred tax assets and liabilities consist of:

(In thousands)                               2000           1999           1998
Deferred tax assets
  Allowance for loan losses .......         $ 240          $ 237          $ 222
  Deferred compensation ...........           278            309            301
  Deferred loan fees ..............            --              1              2
  Other ...........................            49              4              2
                                            -----          -----          -----
                                              567            551            527
Deferred tax liabilities
  Fixed assets ....................           (48)           (50)           (37)
  Net unrealized gain on
   securities available for sale ..           (66)           (17)           (22)
  Other ...........................           (14)            (9)            (6)
                                            -----          -----          -----
                                             (128)           (76)           (65)
                                            -----          -----          -----
TOTAL .............................         $ 439          $ 475          $ 462
                                            =====          =====          =====

An allowance against deferred tax assets has not been recorded for 2000, 1999 or 1998.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:

(In thousands)                            2000            1999             1998
Statutory rate ...................          34%             34%             34%
Income tax computed at
  statutory rate .................       $ 809           $ 734           $ 640
Tax effect of: Nontaxable income..         (56)            (68)            (70)
               Other .............         (24)             (7)            (22)
                                         -----           -----           -----
TOTAL ............................       $ 729           $ 659           $ 548
                                         =====           =====           =====



                                                                             CDI
                                                              ANNUAL REPORT 2000

NOTE 12 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:

(In thousands, except per share data)         2000          1999           1998

Basic earnings per common share:
 Net income available to common
 shareholders .....................         $1,650         $1,499         $1,334
                                            ======         ======         ======

 Weighted average common
 shares outstanding ...............            598            596            595
                                            ======         ======         ======
 BASIC EARNINGS PER
 COMMON SHARE .....................         $ 2.76         $ 2.51         $ 2.24
                                            ======         ======         ======
Diluted earnings per common share:
 Net income available to common
 shareholders .....................         $1,650         $1,499         $1,334
                                            ======         ======         ======
 Weighted average common
 shares outstanding for basic
 earnings per common share ........            598            596            595
 Add: dilutive effect of assumed
 exercise of stock options ........              5              6              5
                                            ------         ------         ------
 Weighted average common
 shares outstanding for diluted
 earnings per common share ........            603            602            600
                                            ======         ======         ======
 DILUTED EARNINGS PER
 COMMON SHARE .....................         $ 2.74         $ 2.49         $ 2.22
                                            ======         ======         ======

Stock options for 4,000, 600 and 4,100 shares of common stock were not considered in computing diluted earnings per common share in 2000, 1999 and 1998, respectively, because they were not dilutive.

NOTE 13 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

(In thousands)                                   2000          1999          1998
Net change in net unrealized
gain (loss) on securities
available for sale:
  Unrealized net gain (loss) on
  securities available for sale ........         $144         $(204)         $ 4

  Reclassification adjustments for
  net unrealized gains on securities
  transferred from held-to-maturity
  to available-for-sale upon
  adoption of SFAS No. 133 .............           --           190           --

  Reclassification adjustments for net
  losses included in net income ........           --            --           18
                                                 ----         -----          ---
   NET CHANGE IN NET UNREALIZED
   GAIN (LOSS) ON SECURITIES
   AVAILABLE FOR SALE ..................          144           (14)          22

Tax expense (benefit) ..................           49            (5)           8
                                                 ----         -----          ---
TOTAL OTHER COMPREHENSIVE
INCOME (LOSS), NET .....................         $ 95         $  (9)         $14
                                                 ====         =====          ===

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

The contract amounts of these financial instruments are as follows at year-end:

(In thousands)                                    2000            1999
Unused lines of credit ........................ $ 6,188        $ 7,439
Commitments to make loans .....................     169             19
Standby letters of credit .....................      65            187

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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and


CDI
ANNUAL REPORT 2000
expansion, and plans for capital restoration are required. The minimum requirements are:

                                 CAPITAL TO                 TIER 1
                            RISK-WEIGHTED ASSETS        CAPITAL TO
                                                           AVERAGE
                           TOTAL              TIER 1        ASSETS
Well capitalized ......... 10%                 6%               5%
Adequately capitalized ...  8                  4                4
Undercapitalized .........  6                  3                3

At year-end, the Bank's actual capital levels and minimum required levels were:

(Dollars in thousands)                                                                                        MINIMUM REQUIRED TO
                                                                                          MINIMUM REQUIRED    BE WELL CAPITALIZED
                                                                                             FOR CAPITAL     UNDER PROMPT CORRECTIVE
                                                                          ACTUAL          ADEQUACY PURPOSES   ACTION REGULATIONS
                                                                    AMOUNT     RATIO      AMOUNT      RATIO    AMOUNT    RATIO
2000
Total capital (to risk weighted assets) ......................... $ 13,559     18.4%   $  5,888       8.0%   $ 7,359    10.0%
Tier 1 capital (to risk weighted assets) ........................   12,639     17.2       2,944       4.0      4,416     6.0
Tier 1 capital (to average assets) ..............................   12,639     11.4       4,424       4.0      5,530     5.0
1999
Total capital (to risk weighted assets) ......................... $ 12,612     17.9%   $  5,639       8.0%   $ 7,049    10.0%
Tier 1 capital (to risk weighted assets) ........................   11,729     16.6       2,819       4.0      4,229     6.0
Tier 1 capital (to average assets) ..............................   11,729     11.1       4,225       4.0      5,281     5.0

The Bank was considered well capitalized at year-end 2000 and 1999.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year-end 2000, the Bank could pay approximately $5,817,000 in dividends to the parent company without prior regulatory approval.

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

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year-end 2000 or 1999, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year-end 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and other liabilities of the Company that are not defined as financial instruments are not included in the following disclosures, such as premises and equipment. Also, non-financial instruments

                                                                             CDI
                                                              ANNUAL REPORT 2000
typically not recognized in financial statements nevertheless may have value but are not included in the disclosures below. These include, among other items, the estimated earnings power of core deposit accounts, the trained workforce, customer goodwill and similar items.

The estimated year-end fair values of financial instruments were as follows:

                                        2000                                 1999
(In thousands)                CARRYING          ESTIMATED          CARRYING       ESTIMATED
                                VALUE          FAIR VALUE            VALUE         FAIR VALUE
FINANCIAL ASSETS
Cash and cash
  equivalents ......         $  8,566          $  8,566          $  3,151          $  3,151
Securities available
  for sale .........           15,670            15,670             9,751             9,751
FHLB stock .........            1,967             1,967               975               975
Loans, net of
  allowance for
  loan losses ......           84,596            83,398            88,057            85,751
Accrued interest
  receivable .......              663               663               515               515
FINANCIAL
LIABILITIES
Deposits ...........          (72,423)          (72,608)          (72,030)          (72,201)
Federal funds
  purchased ........             --                --              (1,700)           (1,700)
Long-term FHLB
  borrowings .......          (28,339)          (27,681)          (18,861)          (17,883)
Accrued interest
  payable ..........             (274)             (274)             (229)             (229)

NOTE 17 - CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY), CONDENSED FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS

(In thousands)              DECEMBER 31,       2000            1999
ASSETS
Cash, due from banks, and other
cash equivalents ...................         $    58         $    53
Investment in Mason State Bank .....          12,767          11,762
Other assets .......................             212             192
                                             -------         -------
        TOTAL ASSETS ...............         $13,037         $12,007
                                             =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable ..................         $   203         $   179
Shareholders' equity ...............          12,834          11,828

        TOTAL LIABILITIES AND                -------         -------
        SHAREHOLDERS' EQUITY .......         $13,037         $12,007
                                             =======         =======

CONDENSED STATEMENTS OF INCOME (YEARS ENDED DECEMBER 31,)

(In thousands)                               2000            1999            1998
OPERATING INCOME
Dividends from Mason State Bank ..         $  760         $   680          $  583
Dividends from Monex Financial
Services, Inc ....................             --               2              --
                                           ------         -------          ------
                                              760             682             583
OPERATING EXPENSES
Wages and benefits ...............              6               5               4
Other expenses and income tax
benefit ..........................             14              17              19
                                           ------         -------          ------
                                               20              22              23
                                           ------         -------          ------
INCOME BEFORE EQUITY IN
UNDISTRIBUTED NET INCOME OF
SUBSIDIARIES .....................            740             660             560
Equity in undistributed net income
of Mason State Bank ..............            910             843             774
Equity in excess distributed net
income of Monex Financial Ser-
vices, Inc. ......................             --              (4)             --
                                           ------         -------          ------
                                              910             839             774
                                           ------         -------          ------
NET INCOME .......................         $1,650         $ 1,499          $1,334
                                           ======         =======          ======

Other comprehensive income and comprehensive income for the Parent Company are equal to the amounts reported for the Consolidated Company for 2000, 1999 and 1998 as disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

CONDENSED STATEMENTS OF CASH FLOWS (YEARS ENDED DECEMBER 31,)

(In thousands)                                    2000             1999           1998
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income ..........................         $ 1,650          $ 1,499          $ 1,334
Adjustments to reconcile net income
to net cash from operating activities
 Equity in undistributed net
 income of subsidiaries .............            (910)            (839)            (774)
 Change in other assets .............             (20)             (19)               8
                                              -------          -------          -------
Net cash from operating activities ..             720              641              568

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from shares issued
upon exercise of stock options ......              21               22                1
Dividends paid ......................            (736)            (662)            (521)
                                              -------          -------          -------
Net cash from financing activities ..            (715)            (640)            (520)
                                              -------          -------          -------
Net change in cash and cash
equivalents .........................               5                1               48
Cash and cash equivalents at
beginning of year ...................              53               52                4
                                              -------          -------          -------
CASH AND CASH EQUIVALENTS AT
END OF YEAR .........................         $    58          $    53          $    52
                                              =======          =======          =======


CDI
ANNUAL REPORT 2000