Form 10-K405, Exhibit 13
period 2001-12-31
CAPITAL DIRECTIONS INC
filed 2002-03-27
CIK 830157

                                                                      EXHIBIT 13




CAPITAL DIRECTIONS, INC.

                                      2001


                                                                   ANNUAL REPORT

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

                                TABLE OF CONTENTS
                               2001 ANNUAL REPORT


A message from the President and CEO .......................2
Shareholder returns 1991-2001 ..............................3
Stock and shareholder information ..........................4
Market for common stock and related
     security holder matters ...............................4
Management, officers and directors .......................4-5
Financial highlights .......................................5
Selected financial data ....................................6
Management's discussion and analysis
     of financial condition and results
     of operations ......................................7-11
Report of independent auditors ............................12
Capital Directions, Inc. consolidated balance sheets ......13
Capital Directions, Inc. consolidated statements
     of income ............................................14
Capital Directions, Inc. consolidated statements
     of cash flows ........................................15
Capital Directions, Inc. consolidated statements
     of changes in shareholders' equity ...................16
Notes to consolidated financial statements
     (December 31, 2001, 2000 and 1999) ................17-24



                                                2001 o ANNUAL REPORT o CDI     1

                              TO THE SHAREHOLDERS:


[PHOTO]
TIMOTHY P. GAYLORD
PRESIDENT & CEO

It is my pleasure to report record results for Capital Directions, Inc. in 2001. This was the corporation's 12th consecutive year of increased earnings. In light of the weak economy, one with record bankruptcies, the World Trade Center attacks, and eleven Federal Reserve interest rate cuts, Capital Direction's performance was especially gratifying. Net income for the year of $1,738,000 represents the highest earnings in corporate history and a 5.3% increase over 2000. Basic earnings per share grew to $2.91 compared with $2.76 in 2000. Return on shareholder equity of 12.94% and return on assets of 1.53% reflects an outstanding operating performance.

OUTSTANDING CREDIT QUALITY

As a community bank, our knowledge of customers and markets allows us to meet customer needs. This knowledge also enables us to identify and address potential problems quickly. Our continued adherence to a strong credit culture has enabled the bank to achieve a prudent balance between credit risk and financial reward. The soundness of our strategy is reflected in the strong performance of the loan portfolio during the most recent economic downturn. Our net charge-offs to average loans ratio of .01% and non-performing assets to loans ratio of .36% are considerably lower than those of our peers.

EXCELLENT EXPENSE CONTROL

Controlling expenses continues to be instrumental in the success of the bank. An emphasis on effective use of technology has been a contributing factor. Installation of a new mainframe and operating system in 2001 allowed the bank to reduce processing times and automate multiple accounting functions. Capital Directions' efficiency ratio ranks among the top 10% of peer banks. At 50.29%, it is the corporation's lowest ever. With margins continuing to narrow, the corporation's low operating costs allow the bank a competitive advantage.

INTEREST RATE ENVIRONMENT

Throughout the year, falling loan rates stimulated mortgage activity. Our personalized service allows us to take an application anytime, anywhere. The bank continues to work to develop strong relations with builders and realtors to assure a steady flow of business, even in a changing rate environment. Our quality of service goal is to close new purchase mortgages within 30 days of a completed application. The quality of service provided by our mortgage department continues to be rated as excellent by our customers, realtors and builders.

STRONG CAPITAL BASE

Capital Directions continues to strive to improve shareholder value. During 2001, dividends paid increased 13%. Over the last seven years, dividends have increased 278%. An investment in Capital Directions, utilizing the dividend reinvestment program, would have returned an annual compounded rate of 19.67% over the last 10 years. Mason State Bank is a well-capitalized organization. Our capital ratio ranks in the top 12% of peer banks. Mason State Bank is one of the strongest banks in the region.

FUTURE

The banking industry continues to consolidate and offer new challenges. We look at these challenges as opportunities. With the dedication of the Board of Directors, Management and staff we will consistently improve our performance.

Thank you for your support. We look forward to seeing you at the Annual Meeting of Shareholders on April 25, 2002.



Sincerely,

/s/ TIMOTHY GAYLORD


Timothy Gaylord
President & CEO



2    CDI o ANNUAL REPORT o 2001

STOCK PERFORMANCE

Capital Directions, Inc. shareholders taking advantage of the dividend reinvestment program experienced an overall annual compounded rate of return of 15.61% since December of 1996(1).

                          THE 5-YEAR ANNUALIZED RETURN
                           ON CAPITAL DIRECTIONS, INC.
                               STOCK WAS 15.61%(1)

                          THE 10-YEAR ANNUALIZED RETURN
                           ON CAPITAL DIRECTIONS, INC.
                               STOCK WAS 19.67%(1)

                                   [BAR CHART]

DECEMBER 31, 1996              DECEMBER 31, 2001
    $10,000                         $21,329

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

SHAREHOLDER RETURNS 1991-2001

    NET INCOME
(In thousands)

  1991       1992       1993       1994       1995       1996       1997       1998       1999       2000       2001
--------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
$    678   $    835   $    869   $    930   $  1,050   $  1,136   $  1,235   $  1,334   $  1,449   $  1,650   $  1,738

   RETURN
ON EQUITY
    (ROE)

 1991      1992      1993      1994      1995      1996      1997      1998      1999      2000      2001
------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
 11.54%    13.10%    12.62%    12.48%    12.71%    12.67%    12.47%    12.53%    13.06%    13.28%    12.94%

   RETURN
ON ASSETS
    (ROA)

  1991        1992        1993        1994        1995        1996        1997        1998        1999        2000        2001
--------    --------    --------    --------    --------    --------    --------    --------    --------    --------    --------
     .85%       1.10%       1.14%       1.24%       1.40%       1.49%       1.56%       1.47%       1.44%       1.54%       1.53%

    BOOK VALUE
     PER SHARE
(Retroactively
  adjusted for
 stock splits)

 1991     1992     1993     1994     1995     1996     1997     1998     1999     2000     2001
------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
$10.23   $11.14   $12.17   $12.86   $14.45   $15.80   $17.17   $18.48   $19.82   $21.46   $23.09

SHAREHOLDERS'
    EQUITY TO
 TOTAL ASSETS

 1991      1992      1993      1994      1995      1996      1997      1998      1999      2000      2001
------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
  7.69%     8.47%     9.52%    10.05%    11.04%    11.91%    12.78%    10.97%    11.19%    11.16%    11.74%



                                                2001 o ANNUAL REPORT o CDI     3

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

DIRECT DEPOSIT

The Corporation continues to provide convenient services to meet your needs. For quick transfer and availability, your cash dividends may be deposited directly into your Mason State Bank checking, savings or money market account. To learn more about the Automatic Dividend Reinvestment and Stock Purchase Plan, or to initiate direct deposit of your cash dividends, please contact Kimberly A. Dockter, CPS, Executive Secretary, at (517) 676-0500.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 2001 will be held at Mason State Bank's Main Office, 322 South Jefferson Street, Mason, Michigan on Thursday, April 25, 2002 at 6:30 p.m.

HOW TO ORDER FORM 10-K

The Corporation's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P. O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Stifel, Nicolaus & Co., Inc., Monroe Securities, Morgan Stanley Dean Witter and Raymond James & Assoc., Inc. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 2001, there were approximately 426 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $849,000 declared in 2001 and $760,000 in 2000.

                           FIRST     SECOND      THIRD     FOURTH
                         QUARTER    QUARTER    QUARTER    QUARTER
                        --------   --------   --------   --------
2001
High .................  $  40.00   $  39.75   $  40.25   $  41.00
Low ..................     36.25      36.37      37.00      37.55
Dividend
  per share
  declared ...........      0.34       0.35       0.36       0.37

2000
High .................  $  42.00   $  40.75   $  40.50   $  40.50
Low ..................     39.25      39.50      35.00      36.25
Dividend
  per share
  declared ...........      0.30       0.31       0.32       0.34

CAPITAL DIRECTIONS, INC. BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

George A. Sullivan
Chairman, Capital Directions, Inc.
Private Practice Attorney

Gerald W. Ambrose
Vice Chairman, Capital
Directions, Inc.
County Controller, Ingham County

Timothy P. Gaylord
President & Chief Executive
Officer, Capital Directions, Inc.

Douglas W. Dancer
Secretary, Capital Directions, Inc.,
Partner, Nu-Horizons, Inc. and
Realtor, Vision Real Estate

Marvin B. Oesterle
Partner, Golden Acres Farms and
Oesterle Brothers Seed Corn

Paula Johnson
Co-owner, Vision Real Estate and
Developer, PAL, LLC (ie: Vision
Village Condominiums)

James W. Leasure
Owner, Paul's Marathon, Inc. and
Showtime, Inc.

OFFICERS

George A. Sullivan
Chairman

Gerald W. Ambrose
Vice Chairman

Timothy P. Gaylord
President & Chief Executive Officer

Douglas W. Dancer
Secretary

Lois A. Toth
Treasurer



4    CDI o ANNUAL REPORT o 2001

FINANCIAL HIGHLIGHTS

                                                                                      CHANGE          CHANGE
                                                        2001            2000          AMOUNT         PERCENT
                                                ------------    ------------    ------------    ------------
INCOME STATEMENT
Net interest income .........................   $  4,334,000    $  4,160,000    $    174,000            4.18%
Net income ..................................      1,738,000       1,650,000          88,000            5.33
Basic earnings per share ....................           2.91            2.76            0.15            5.43
Cash dividend declared per share ............           1.42            1.27            0.15           11.81

RATIOS
Return on average shareholders' equity ......          12.94%          13.28%
Return on average assets ....................           1.53            1.54
Standard efficiency (1) .....................          50.29           50.85
Average shareholders' equity as a
  percentage of average assets ..............          11.83           11.59

BALANCE SHEET
Total assets ................................   $117,277,000    $115,023,000    $  2,254,000            1.96%
Total earning assets ........................    111,330,000     109,249,000       2,081,000            1.90
Total loans, net ............................     91,784,000      84,596,000       7,188,000            8.50
Total deposits ..............................     70,933,000      72,423,000      (1,490,000)          (2.06)

----------

(1) Calculated as noninterest expense divided by the sum of net interest income, on a fully taxable equivalent basis, plus noninterest income.

MASON STATE BANK MANAGEMENT

Timothy P. Gaylord
President & Chief Executive Officer

Thomas L. Peterson
Senior Vice President, Retail
Banking & Operations

Kathleen R. Baker
Vice President, Mortgage Loans

Thomas W. Schroeder
Vice President, Commercial Loans

Elizabeth J. Luttrell-Wilson
Assistant Vice President, Human
Resources & Security

Lea L. Ammerman
Director of Branch Administration
and Marketing

Thelma Hines
Customer Service Officer

Lois A. Toth
Vice President & Controller

MASON STATE BANK 2001

[PHOTO]

George Sullivan will end 27 years of service as a Director of Capital Directions, Inc. and Mason State Bank with his 2001 term. Sullivan became a director on September 1, 1975 and will retire on April 25, 2002.

Sullivan held various positions on the Board including Chairman of the Audit Committee, Secretary, Vice Chairman and most recently, Chairman of the Board. Sullivan was instrumental in guiding the Bank to establish a holding company. This allowed the Bank to expand its product offerings to include investment and insurance services.

Sullivan's leadership helped the Bank become recognized as a top performer among the nation's publicly traded banks. Under his tenure, Mason State Bank's earnings increased from $236,000 in 1975 to $1,738,000 in 2001. Also during this time, assets grew from $28,318,000 to $117,277,000.

As a dedicated director and community leader, Sullivan's contributions will be missed by all.

[PHOTO]

During 2001, Mason State Bank promoted Lea Ammerman to Director of Branch Administration and Marketing. Ammerman has been an employee of Mason State Bank since 1988. Most recently she served as Branch Manager in Leslie.

[PHOTO]

Also in 2001, Mason State Bank promoted Debbie Satchell to Loan Processing Manager. Satchell has been an employee of Mason State Bank since 1989. Most recently she was a Personal Banker at the Main Office.



                                                2001 o ANNUAL REPORT o CDI     5

SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                                           2001          2000          1999          1998           1997
                                                     ----------    ----------    ----------    ----------     ----------
SUMMARY OF OPERATIONS
Interest and dividend income .....................   $    8,049    $    7,958    $    7,525    $    6,880     $    6,092
Interest expense .................................        3,715         3,798         3,440         3,125          2,594
                                                     ----------    ----------    ----------    ----------     ----------
Net interest income ..............................        4,334         4,160         4,085         3,755          3,498
Provision for loan losses ........................           --             6            48           (23)            --
Noninterest income ...............................          819           794           592           565            568
Noninterest expense ..............................        2,640         2,569         2,471         2,461          2,340
                                                     ----------    ----------    ----------    ----------     ----------
Income before income tax expense .................        2,513         2,379         2,158         1,882          1,726
Income tax expense ...............................          775           729           659           548            491
                                                     ----------    ----------    ----------    ----------     ----------
Net income .......................................   $    1,738    $    1,650    $    1,499    $    1,334     $    1,235
                                                     ==========    ==========    ==========    ==========     ==========

PER SHARE(1)
Average shares outstanding .......................      598,017       597,704       596,200       595,064        594,926
Basic earnings(2) ................................   $     2.91    $     2.76    $     2.51    $     2.24     $     2.08
Diluted earnings(2) ..............................         2.88          2.74          2.49          2.22           2.07
Dividends declared ...............................         1.42          1.27          1.14          0.96           0.70
Book value .......................................        23.09         21.46         19.82         18.48          17.17

RATIOS BASED ON NET INCOME
Net income to average shareholders' equity .......        12.94%        13.28%        13.06%        12.53%         12.47%
Net income to average assets .....................         1.53          1.54          1.44          1.47           1.56

BALANCE SHEET
Assets ...........................................   $  117,277    $  115,023    $  105,713    $  100,229     $   79,957
Net loans ........................................       91,784        84,596        88,057        80,904         60,299
Short-term investments ...........................        4,331         5,963            54           626            188
Securities .......................................       14,167        17,637        10,726        12,383         14,118
Deposits .........................................       70,933        72,423        72,030        72,389         64,421
Long-term Federal Home Loan Bank
   borrowings ....................................       31,125        28,339        18,861        15,593          3,670
Shareholders' equity .............................       13,763        12,834        11,828        10,997         10,216

(1) A 2-for-1 stock split was declared on the common stock November 3, 1997 and paid December 1, 1997. Earnings, dividends, book value, price per share figures and share amounts have been restated to give retroactive effect to this split.

(2) Restated to reflect adoption of SFAS No. 128 on December 31, 1997.



6    CDI o ANNUAL REPORT o 2001

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

PERFORMANCE SUMMARY

In 2001, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,738,000. This is an increase of 5.33% over the previous year. Basic earnings per share were $2.91 in 2001 compared to $2.76 in 2000. In 2001, return on average assets decreased slightly to 1.53% from 1.54% in 2000. This decrease is attributable to the growth percentage in net average assets of the Corporation exceeding the percentage growth in net income during 2001. Return on shareholders' equity was 12.94%, down from 13.28% in 2000. As of December 31, 2001 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale was 11.6%, up from 11.4% the prior year and well in excess of the 4.0% minimum required by regulatory authorities.

The following table provides a summary of the factors impacting net income in 2001 compared to the same components in 2000:

(In thousands)

2000 NET INCOME ........................   $ 1,650
Increase (decrease) in net income
  Interest income ......................        91
  Interest expense .....................        83
  Provision for loan losses ............         6
  Noninterest income ...................        25
  Noninterest expense ..................       (71)
  Income taxes .........................       (46)
                                           -------
2001 NET INCOME ........................   $ 1,738
                                           -------

In 2000, net income for the Corporation was $1,650,000, which was an increase of 10.07% over net earnings of $1,499,000 for 1999. Basic earnings per share increased to $2.76 in 2000 compared to $2.51 in 1999. The 2000 return on average assets increased to 1.54% from 1.44% in 1999. Return on average shareholders' equity was 13.28%, up from 13.06% in 1999. The leveraged capital ratio for the year ending December 31, 2000 was 11.4%, up from 11.1% the prior year.

The operations of our Holding Corporation did not materially affect the consolidated financial results for 2001, 2000 or 1999.

NET INTEREST INCOME

The largest segment of the Corporation's operating income is net interest income. Net interest income is determined by adding interest and certain fees from earning assets, then subtracting the interest paid on deposits and other funding sources. This may be impacted by changes in volume and mix of earning assets, funding sources, deposits, interest rates, loan demand and other market factors.

Net interest income for 2001, on a fully taxable equivalent basis, was $4,431,000, an increase of $173,000 over 2000. For 2000, net interest income, on a fully taxable equivalent basis, increased $55,000 over 1999. Average balances and rates on major categories of interest earning assets and interest-bearing liabilities appear in Table 1. The affect on net interest income from changes in average balances ("volume") and yields and rates ("rate") are quantified in Table 2. As shown, net interest income improved in 2001 generally due to the impact of rate decreases on interest-bearing liabilities exceeding the impact of rate decreases on interest earning assets, and in 2000 generally due to the impact of rate increases on interest earning assets exceeding the impact of rate increases on interest-bearing liabilities.

Yields on assets and funding rates were lower in 2001 compared to 2000, reflecting a declining rate environment. Average tax equivalent yields on earning assets decreased to 7.55% in 2001 from 7.91% in 2000. Interest-bearing liability rates decreased to 4.20% in 2001 from 4.54% in 2000. Despite an increase in net interest income related primarily to increased volume, the tax equivalent net interest margin decreased by 7 basis points. This was primarily related to the change in the structure of earning assets and the Bank's liability sensitive GAP position. As loan demand declined throughout the early part of the year, these funds were used to increase the securities portfolio, which tend to be at lower yields as compared to loans. In addition, because of the Bank's liability sensitive position, as discussed more fully below, and considering the falling interest rate environment during 2001, the Bank's interest-bearing liabilities repriced at lower rates at a faster pace than the Bank's interest-bearing assets.



                                                2001 o ANNUAL REPORT o CDI     7

TABLE 1


                                         2001                             2000                             1999
                                       INTEREST   AVERAGE               INTEREST   AVERAGE               INTEREST   AVERAGE
                             AVERAGE    INCOME/    YIELD/     AVERAGE    INCOME/    YIELD/     AVERAGE    INCOME/    YIELD/
                             BALANCE   EXPENSE*     RATE*     BALANCE   EXPENSE*     RATE*     BALANCE   EXPENSE*    RATE*
                            --------   --------   -------    --------   --------   -------    --------   --------   -------
(Dollars in thousands)
Loans ...................   $ 86,794   $  6,852      7.89%   $ 87,651   $  7,063      8.06%   $ 86,397   $  6,798      7.87%
Other
  earning
  assets ................     21,035      1,294      6.15      14,220        993      6.98      12,245        845      6.90
                            --------   --------              --------   --------              --------   --------
Total
  earning
  assets ................    107,829      8,146      7.55     101,871      8,056      7.91      98,642      7,643      7.75
Other
  assets ................      5,733                            5,309                            5,702
                            --------                         --------                         --------
Total ...................   $113,562                         $107,180                         $104,344
                            ========                         ========                         ========
Interest
  bearing
  liabilities ...........   $ 88,487   $  3,715      4.20%   $ 83,689   $  3,798      4.54%   $ 81,409   $  3,440      4.23%
                                       --------                         --------                         --------
Noninterest
  bearing
  liabilities
  and
  equity ................     25,075                           23,491                           22,935
                            --------                         --------                         --------
Total ...................   $113,562                         $107,180                         $104,344
                            ========                         ========                         ========
Net interest
  income ................              $  4,431                         $  4,258                         $  4,203
                                       ========                         ========                         ========
Net interest
  margin on
  earning
  assets ................                            4.11%                            4.18%                            4.26%

----------

* Fully taxable equivalent basis.

TABLE 2

(Dollars in thousands)                        2001 COMPARED TO 2000          2000 COMPARED TO 1999
                          CHANGE DUE TO:   VOLUME     RATE      TOTAL     VOLUME     RATE      TOTAL
                                           ------    ------    -------    ------    ------    -------
Earning assets*:
  Loans ................................   $  (79)   $ (142)   $  (221)   $  122    $  157    $   279
  Loans (nontaxable) ...................       11        (1)        10       (23)        9        (14)
  Taxable investment securities ........      285       (13)       272        88         9         97
  Investment securities (nontaxable) ...       (3)       (8)       (11)      (60)       12        (48)
  Federal funds sold and other .........      113       (73)        40        87        12         99
                                           ------    ------    -------    ------    ------    -------
Total interest income ..................   $  327    $ (237)   $    90    $  214    $  199    $   413
Interest-bearing liabilities:
  Interest-bearing demand deposits .....   $   (8)   $  (19)   $   (27)   $  (11)   $  (22)   $   (33)
  Savings deposits .....................       (2)     (158)      (160)      (11)       42         31
  Time deposits under $100,000 .........      (51)      (57)      (108)       21        16         37
  Time deposits $100,000 or more .......      (37)     (142)      (179)       28        91        119
  Federal funds purchased ..............      (13)       --        (13)      (13)        6         (7)
  Other borrowings .....................      448       (44)       404       191        20        211
                                           ------    ------    -------    ------    ------    -------
Total interest expense .................   $  337    $ (420)   $   (83)   $  205    $  153    $   358

Net interest income* ...................   $  (10)   $  183    $   173    $    9    $   46    $    55

----------

* Fully taxable equivalent basis.



8    CDI o ANNUAL REPORT o 2001

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; charge-offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. Based on contraction due to diminished demand in the Bank's loan portfolio in 2001 and 2000, the provision for loan losses was eliminated in 2001 and reduced in 2000 to $6,000 as compared to $48,000 in 1999.

Net charge-offs for 2001 totaled $5,000, while 2000 totaled $8,000. Excellent loan portfolio performance reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and concludes the $1,048,000 allowance or 1.13% allowance to total loans appropriate to cover inherent losses in the portfolio at year-end 2001.

Non-performing loans are defined as all loans which are accounted for as non-accrual; loans 90 days or more past due and still accruing interest; or loans which have been renegotiated due to the borrowers' inability to comply with the original terms. As of December 31, 2001, non-performing loans totaled $303,000 or .33% of total loans. This represents an increase of $166,000 in non-performing loans from 2000 levels. Non-performing loans totaled .16% of total loans in 2000. This was a decrease of $201,000 from the 1999 levels.

DECEMBER 31,                         2001       2000
                                 --------   --------
Non-accrual ..................   $ 20,000   $     --
90 days or more past due .....    255,000    137,000
Renegotiated .................     28,000         --
                                 --------   --------
Total ........................   $303,000   $137,000

A loan is considered impaired when full collection of principal and interest is not expected under the original terms of the loan. There were no impaired loans in the portfolio at December 31, 2001, 2000 or 1999.

NONINTEREST INCOME

Noninterest income increased by $25,000 from the previous year. The largest increases were attributable to servicing rights recognized on sold loans. Service charges for all deposit products were adjusted to reflect market rates within the area and continue to be adjusted periodically as changes occur. Investment commissions decreased due to less favorable economic and stock market conditions throughout 2001. The change in noninterest income from 2000 to 1999 was an increase of $202,000. This increase was attributable to increased deposit service charges as well as an increase in investment commission fees. In addition, increases were realized from fees earned by outsourcing official check processing, merchant processing and gains in the cash value of life insurance policies.

NONINTEREST EXPENSE

Noninterest expense increased $71,000 during 2001. This increase is primarily attributable to increased building expenses and depreciation, director services, salary and wages, audit services and expenses related to other real estate. Noninterest expense increased by $98,000 from 1999 to 2000. This increase was a result of increased salary and benefits costs and expenses for outsourced services. Salary and benefits costs in 2000 include some positions that were vacant for a portion of 1999.

INCOME TAX EXPENSE

The 2001 provision for income tax was $775,000, up from $729,000 in 2000. The 2000 provision was up $70,000 from the $659,000 provision in 1999. This figure reflects a higher taxable income in 2001 and 2000.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary objective of asset/liability management is to assure adequate liquidity and net interest income by maintaining appropriate maturities and balances between interest sensitive earning assets and interest-bearing liabilities. Liquidity management insures sufficient funds are maintained to meet the cash withdrawal requirements of depositors and the credit demands of borrowers.

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $4,815,000 in federal funds sold in 2001. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternative funding source, lower costs for credit services and an alternative tool to manage interest rate risk. Throughout 1997, 1998, 1999, 2000 and 2001 the Bank used this source of funding (see Note 8 to the consolidated financial statements) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow from operations, repayments and maturities of loans, other borrowings and growth in core deposits.

At December 31, 2001, the securities available for sale were valued at $12,200,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 2002.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest risks. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest-bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart shown on the following page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 2001, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 49%.



                                                2001 o ANNUAL REPORT o CDI     9

GAP                            0-30       31-90      SECOND       THIRD      FOURTH      ANNUAL         1-3          3-5     OVER 5
MEASUREMENT                    DAYS        DAYS     QUARTER     QUARTER     QUARTER       TOTAL       YEARS        YEARS      YEARS
                           --------    --------    --------    --------    --------    --------    --------    --------    --------
(Dollars in
thousands)
ASSETS
Loans ...................  $  4,624    $  7,417    $  2,675    $  3,089    $  3,569    $ 21,374    $  5,082    $ 10,730    $ 55,646
Allowance for loan
losses ..................        --          --          --          --          --          --          --          --          --
Investments(1) ..........     2,572          20       1,606          --       2,157       6,355       6,762         506         544
Short-term
investments .............     4,331          --          --          --          --       4,331          --          --          --
Other non earning
assets ..................        --          --          --          --          --          --          --          --          --
                           --------    --------    --------    --------    --------    --------    --------    --------    --------
Total ...................  $ 11,527    $  7,437    $  4,281    $  3,089    $  5,726    $ 32,060    $ 11,844    $ 11,236    $ 56,190
                           ========    ========    ========    ========    ========    ========    ========    ========    ========
LIABILITIES
Noninterest-
bearing deposits ........  $     --    $     --    $     --    $     --    $     --    $     --    $     --    $     --    $     --
Interest-bearing
deposits ................    41,017       3,130       5,188       3,165       2,895      55,395       4,151         917          --
Long-term FHLB
borrowings(2) ...........     1,016       5,000          --       2,000       1,707       9,723      11,280       9,258         864
Other liabilities .......        --          --          --          --          --          --          --          --          --
Capital .................        --          --          --          --          --          --          --          --          --
                           --------    --------    --------    --------    --------    --------    --------    --------    --------
Total ...................  $ 42,033    $  8,130    $  5,188    $  5,165    $  4,602    $ 65,118    $ 15,431    $ 10,175    $    864
                           ========    ========    ========    ========    ========    ========    ========    ========    ========

GAP .....................  $(30,506)   $   (693)   $   (907)   $ (2,076)   $  1,124    $(33,058)   $ (3,587)   $  1,061    $ 55,326
Cumulative GAP ..........  $(30,506)   $(31,199)   $(32,106)   $(34,182)   $(33,058)   $(33,058)   $(36,645)   $(35,584)   $ 19,742
GAP ratio ...............        27%         91%         83%         60%        124%         49%         77%        110%      6,503%

GAP
MEASUREMENT                   TOTAL
                           --------
(Dollars in
thousands)
ASSETS
Loans ...................  $ 92,832
Allowance for loan
losses ..................    (1,048)
Investments(1) ..........    14,167
Short-term
investments .............     4,331
Other non earning
assets ..................     6,995
                           --------
Total ...................  $117,277
                           ========
LIABILITIES
Noninterest-
bearing deposits ........  $ 10,470
Interest-bearing
deposits ................    60,463
Long-term FHLB
borrowings(2) ...........    31,125
Other liabilities .......     1,456
Capital .................    13,763
                           --------
Total ...................  $117,277
                           ========

GAP .....................
Cumulative GAP ..........
GAP ratio ...............

(1) Maturities reflect probable prepayments and calls.

(2) FLHB borrowings include putable advances, which may be converted to adjustable rates or prepaid without penalty beginning one, two or three years after the purchase date. The above schedule reflects maturities at prepayment date on the putable advances.



10    CDI o ANNUAL REPORT o 2001

The chart shows the Bank's GAP position as of December 31, 2001. The Bank has a liability sensitive position within one year of approximately $33,058,000, which indicates higher net interest income may be earned if rates decrease during the period and lower net interest income may be earned if rates increase during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control.

CAPITAL RESOURCES

The adequacy of the Corporation's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $783,000 or 6.16% to $13,489,000 at year-end 2001, which represented 11.50% of total assets. At December 31, 2000, the similar ratio of shareholders' equity to total assets was 11.05% of total assets. Dividends declared per common share increased by 11.81% to $1.42 compared to $1.27 in 2000. The Corporation has a strong capital position that will meet our needs in 2002.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 2001, the Bank has a "risk-based" total capital to asset ratio of 19.6%. The ratio exceeds the requirements established by regulatory agencies as shown below.

(Dollars in thousands)                                                                         MINIMUM REQUIRED
                                                                                                  TO BE WELL
                                                                        MINIMUM REQUIRED       CAPITALIZED UNDER
                                                                           FOR CAPITAL         PROMPT CORRECTIVE
                                                      ACTUAL            ADEQUACY PURPOSES      ACTION REGULATIONS
                                                  AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                --------   --------    --------   --------    --------   --------
DECEMBER 31, 2001
Total capital (to risk weighted assets) .....   $ 14,358       19.6%   $  5,877        8.0%   $  7,346       10.0%
Tier 1 capital (to risk weighted assets) ....     13,438       18.3       2,938        4.0       4,407        6.0
Tier 1 capital (to average assets) ..........     13,438       11.6       4,627        4.0       5,783        5.0

Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay its parent Corporation. Of the $14,358,000 in risk-based capital, $6,735,000 is available for dividends to the parent Corporation in 2002 (before considering 2002 net income and any changes in risk-based assets). The remaining $7,623,000 is restricted based on the minimum risk-based capital requirements and State bank regulations now in effect.

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



                                               2001 o ANNUAL REPORT o CDI     11

                                    REPORT OF
                              INDEPENDENT AUDITORS

                               [CROWE CHIZEK LOGO]

Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1, on April 1, 1999 the Company changed its method of accounting for derivative instruments and hedging activities to comply with new accounting guidance.



                                       /s/ CROWE, CHIZEK AND COMPANY LLP
                                       Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 30, 2002



12    CDI o ANNUAL REPORT o 2001

              CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

(In thousands, except share and per share data)                               DECEMBER 31,      2001          2000
                                                                                             ----------    ----------
ASSETS
Cash and noninterest-bearing deposits ....................................................   $    2,642    $    2,603
Interest-bearing deposits ................................................................           38            58
Federal funds sold .......................................................................        4,293         5,905
                                                                                             ----------    ----------
        Total cash and cash equivalents ..................................................        6,973         8,566
Securities available for sale ............................................................       12,200        15,670
Federal Home Loan Bank (FHLB) stock ......................................................        1,967         1,967
Total loans ..............................................................................       92,832        85,649
Less allowance for loan losses ...........................................................       (1,048)       (1,053)
                                                                                             ----------    ----------
        Net loans ........................................................................       91,784        84,596
Premises and equipment, net ..............................................................        1,107           947
Accrued interest receivable ..............................................................          550           663
Other assets .............................................................................        2,696         2,614
                                                                                             ----------    ----------
        TOTAL ASSETS .....................................................................   $  117,277    $  115,023
                                                                                             ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits: Noninterest-bearing ..........................................................   $   10,470    $    9,885
            Interest-bearing .............................................................       60,463        62,538
                                                                                             ----------    ----------
                Total deposits ...........................................................       70,933        72,423
Accrued interest payable .................................................................          203           274
Other liabilities ........................................................................        1,253         1,153
Long-term FHLB borrowings ................................................................       31,125        28,339
                                                                                             ----------    ----------
        Total liabilities ................................................................      103,514       102,189
Shareholders' equity
  Common stock: $5 par value, 1,300,000 shares authorized; 595,956 and
                598,056 shares outstanding in 2001 and 2000 ..............................        2,980         2,990
  Additional paid-in capital .............................................................        2,597         2,590
  Retained earnings ......................................................................        7,912         7,126
  Accumulated other comprehensive income, net of tax of $141 in 2001 and $66 in 2000 .....          274           128
                                                                                             ----------    ----------
        Total shareholders' equity .......................................................       13,763        12,834
                                                                                             ----------    ----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......................................   $  117,277    $  115,023
                                                                                             ==========    ==========



See accompanying notes to consolidated financial statements.



                                               2001 o ANNUAL REPORT o CDI     13

           CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME
                        DECEMBER 31, 2001, 2000 AND 1999

(In thousands, except per share data)   FOR THE YEARS ENDED DECEMBER 31,     2001     2000     1999
                                                                           ------   ------   ------
INTEREST AND DIVIDEND INCOME
  Loans, including fees ................................................   $6,837   $7,051   $6,782
  Federal funds sold ...................................................      180      140       40
  Securities: Taxable -- available for sale ............................      726      506      403
              Taxable -- held to maturity ..............................       --       --       25
              Tax exempt -- available for sale .........................      159      166      142
              Tax exempt -- held to maturity ...........................       --       --       56
  Dividends on FHLB stock ..............................................      146       94       75
  Other interest income ................................................        1        1        2
                                                                           ------   ------   ------
        TOTAL INTEREST AND DIVIDEND INCOME .............................    8,049    7,958    7,525
INTEREST EXPENSE
  Deposits .............................................................    2,032    2,506    2,352
  Federal funds purchased ..............................................        1       13       20
  Long-term FHLB borrowings ............................................    1,682    1,279    1,068
                                                                           ------   ------   ------
        TOTAL INTEREST EXPENSE .........................................    3,715    3,798    3,440
                                                                           ------   ------   ------
NET INTEREST INCOME ....................................................    4,334    4,160    4,085
Provision for loan losses ..............................................       --        6       48
                                                                           ------   ------   ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ....................    4,334    4,154    4,037
NONINTEREST INCOME
  Service charges on deposits ..........................................      320      335      283
  Investment commission fees ...........................................       54       93       50
  Net gain on sales of loans ...........................................       74       --       --
  Other income .........................................................      371      366      259
                                                                           ------   ------   ------
        TOTAL NONINTEREST INCOME .......................................      819      794      592
NONINTEREST EXPENSE
  Salaries and wages ...................................................    1,111    1,102    1,023
  Pension and other employee benefits ..................................      362      365      344
  Net occupancy expense of premises ....................................      180      161      162
  Equipment rentals, depreciation, and maintenance .....................      146      147      143
  Other operating expense ..............................................      841      794      799
                                                                           ------   ------   ------
        TOTAL NONINTEREST EXPENSE ......................................    2,640    2,569    2,471
                                                                           ------   ------   ------
INCOME BEFORE INCOME TAX EXPENSE .......................................    2,513    2,379    2,158
Income tax expense .....................................................      775      729      659
                                                                           ------   ------   ------
NET INCOME .............................................................   $1,738   $1,650   $1,499
                                                                           ======   ======   ======
Basic earnings per common share ........................................   $ 2.91   $ 2.76   $ 2.51
                                                                           ======   ======   ======
Diluted earnings per common share ......................................   $ 2.88   $ 2.74   $ 2.49
                                                                           ======   ======   ======



See accompanying notes to consolidated financial statements.



14    CDI o ANNUAL REPORT o 2001

         CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
                        DECEMBER 31, 2001, 2000 AND 1999

(In thousands)                                       FOR THE YEARS ENDED DECEMBER 31,       2001        2000        1999
                                                                                        --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ........................................................................   $  1,738    $  1,650    $  1,499
  Adjustments to reconcile net income to net cash from operating activities
    Depreciation ....................................................................        129         115         118
    Provision for loan losses .......................................................         --           6          48
    Net amortization (accretion) on securities ......................................          5          (1)         25
    Loans originated for sale .......................................................     (3,815)         --          --
    Proceeds from sales of loans originated for sale ................................      3,889          --          --
    Net gain on sales of loans ......................................................        (74)         --          --
    Changes in assets and liabilities: Accrued interest receivable ..................        113        (148)         (6)
                                       Accrued interest payable .....................        (71)         45          (3)
                                       Other assets .................................       (157)        (34)       (163)
                                       Other liabilities ............................         83          64          28
                                                                                        --------    --------    --------
                                           NET CASH FROM OPERATING ACTIVITIES .......      1,840       1,697       1,546
CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale: Purchases ..........................................     (1,028)     (8,202)     (2,439)
                                 Maturities, calls, and principal payments ..........      4,714       2,428       3,980
  Securities held to maturity:   Maturities, calls, and principal payments ..........         --          --         265
  Purchase of FHLB stock ............................................................         --        (992)       (188)
  Net change in loans ...............................................................     (7,188)      3,322      (7,201)
  Premises and equipment expenditures ...............................................       (289)       (294)       (102)
                                                                                        --------    --------    --------
                                           NET CASH FROM INVESTING ACTIVITIES .......     (3,791)     (3,738)     (5,685)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits ............................................................     (1,490)        393        (359)
  Net change in federal funds purchased .............................................         --      (1,700)      1,700
  Proceeds from long-term FHLB borrowings ...........................................      7,000      12,700       4,000
  Repayment of long-term FHLB borrowings ............................................     (4,214)     (3,222)       (732)
  Proceeds from shares issued upon exercise of stock options ........................         12          21          22
  Repurchase of common stock ........................................................       (118)         --          --
  Dividends paid ....................................................................       (832)       (736)       (662)
                                                                                        --------    --------    --------
                                           NET CASH FROM FINANCING ACTIVITIES .......        358       7,456       3,969
                                                                                        --------    --------    --------
Net change in cash and cash equivalents .............................................     (1,593)      5,415        (170)
Cash and cash equivalents at beginning of year ......................................      8,566       3,151       3,321
                                                                                        --------    --------    --------
                                 CASH AND CASH EQUIVALENTS AT END OF YEAR ...........   $  6,973    $  8,566    $  3,151
                                                                                        ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for: Interest ...........................................   $  3,786    $  3,753    $  3,443
                                 Income taxes -- federal ............................        802         730         660
SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS
  Transfer from securities held to maturity to securities available for sale ........   $     --    $     --    $  6,011
  Transfer from loans to other real estate owned ....................................         --         133          --



See accompanying notes to consolidated financial statements.



                                               2001 o ANNUAL REPORT o CDI     15

                            CAPITAL DIRECTIONS, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)                                                     ACCUMULATED
                                                                                                          OTHER       TOTAL
                                         FOR THE YEARS ENDED               ADDITIONAL                COMPREHEN-      SHARE-
                                          DECEMBER 31, 2001,     COMMON       PAID-IN   RETAINED   SIVE INCOME,    HOLDERS'
                                               2000 AND 1999      STOCK       CAPITAL   EARNINGS     NET OF TAX      EQUITY
                                                               --------    ----------   --------   ------------    --------
BALANCES, JANUARY 1, 1999 ..................................   $  2,976    $    2,561   $  5,418    $        42    $ 10,997
Net income for the year ....................................         --            --      1,499             --       1,499
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of ($70) .......         --            --         --           (134)       (134)
  Net unrealized gain on securities transferred
  from held to maturity to available for sale,
  net tax of $65 ...........................................         --            --         --            125         125
                                                                                                                   --------
Total other comprehensive income (loss), net ...............                                                             (9)
                                                                                                                   --------
Comprehensive income .......................................                                                          1,490
Issuance of 1,499 shares of common stock upon
  exercise of stock options ................................          7            15         --             --          22
Cash dividends ($1.14 per share) ...........................         --            --       (681)            --        (681)
                                                               --------    ----------   --------    -----------    --------
BALANCES, DECEMBER 31, 1999 ................................   $  2,983    $    2,576   $  6,236    $        33    $ 11,828
Net income for the year ....................................         --            --      1,650             --       1,650
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of $49 .........         --            --         --             95          95
                                                                                                                   --------
Comprehensive income .......................................                                                          1,745
Issuance of 1,434 shares of common stock upon
  exercise of stock options ................................          7            14         --             --          21
Cash dividends ($1.27 per share) ...........................         --            --       (760)            --        (760)
                                                               --------    ----------   --------    -----------    --------
BALANCES, DECEMBER 31, 2000 ................................   $  2,990    $    2,590   $  7,126    $       128    $ 12,834
Net income for the year ....................................         --            --      1,738             --       1,738
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on
  securities available for sale, net of tax of $75 .........         --            --         --            146         146
                                                                                                                   --------
Comprehensive income .......................................                                                          1,884
Issuance of 900 shares of common stock upon
  exercise of stock options ................................          5             7         --             --          12
Repurchase of 3,000 shares of common stock .................        (15)           --       (103)            --        (118)
Cash dividends ($1.42 per share) ...........................         --            --       (849)            --        (849)
                                                               --------    ----------   --------    -----------    --------
BALANCES, DECEMBER 31, 2001 ................................   $  2,980    $    2,597   $  7,912    $       274    $ 13,763
                                                               ========    ==========   ========    ===========    ========



See accompanying notes to consolidated financial statements.



16       CDI o ANNUAL REPORT o 2001

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (DECEMBER 31, 2001, 2000 AND 1999)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING: Capital Directions, Inc. (the "Company") is a holding company whose wholly-owned subsidiaries include Mason State Bank (the "Bank") and Monex Financial Services, Inc. ("Monex"). Lakeside Insurance Agency is a wholly-owned subsidiary of the Bank. Monex Financial Services, Inc. was liquidated and dissolved during 1999. The accounting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

NATURE OF OPERATIONS AND LINES OF BUSINESS: The Company and its subsidiaries provide a broad range of banking and financial services. Substantially all revenues and services are derived from banking products and services. The Bank operates predominantly in Central Michigan as a commercial bank. The Bank's primary services include accepting retail deposits and making residential, consumer and commercial loans. While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

CONCENTRATION OF CREDIT RISK: The Company grants loans to and accepts deposits from customers located primarily in its delineated community. The Company also invests in securities issued by local governmental units.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. The allowance for loan losses and fair values of securities and other financial instruments are particularly susceptible to change in the near term.

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

LOANS: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages, consumer loans, credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair



                                               2001 o ANNUAL REPORT o CDI     17
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

OTHER REAL ESTATE: Real estate acquired in settlement of loans is reported at the lower of fair value less cost to sell or cost. Expenses, gains and losses on disposition and changes in the valuation allowance are reported in other operating expense. There was one property with a carrying value of approximately $117,000 held as other real estate at December 31, 2001. There was one property with a carrying value of approximately $133,000 held as other real estate at December 31, 2000.

STOCK OPTIONS: No expense for stock options is recorded, as the grant price approximates the market price of the stock at the date of grant. Proforma disclosures in a separate note show the effect on net income and earnings per common share had the options' fair value been recorded using an option pricing model.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

CASH FLOW REPORTING: Cash and cash equivalents are defined to include cash on hand, noninterest-bearing deposits in other institutions, short-term interest-bearing deposits in other institutions and federal funds sold. Customer loan and deposit transactions, cash management funds,long-term interest-bearing deposits made with other financial institutions and short-term borrowings with an original maturity of 90 days or less are reported on a net cash flow basis.

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

NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have any effect on the Company's consolidated financial statements, as the Company has no intangible assets.

NOTE 2 - RESTRICTIONS ON CASH AND NONINTEREST-BEARING DEPOSITS

To satisfy legal reserve and clearing requirements, noninterest-bearing balances are required to be maintained as deposits with the Federal Reserve or as cash on hand. The total required reserve and clearing balances were $401,000 and $400,000 at year-end 2001 and 2000, respectively. These balances do not earn interest.

NOTE 3 - SECURITIES

Year-end securities were as follows:

(In thousands)                                       GROSS        GROSS
                                         FAIR      UNREALIZED   UNREALIZED
                                        VALUE        GAINS        LOSSES
                                      ----------   ----------   ----------
AVAILABLE FOR SALE
DECEMBER 31, 2001:
Obligations of U.S. Government
treasuries and agencies ...........   $    5,903   $      202   $       --
Obligations of states and
political subdivisions ............        3,182           99           --
Corporate securities ..............        3,115          114           --
                                      ----------   ----------   ----------
   TOTALS .........................   $   12,200   $      415   $       --
                                      ==========   ==========   ==========
DECEMBER 31, 2000:
Obligations of U.S. Government
treasuries and agencies ...........   $    7,019   $       77   $       (2)
Obligations of states and
political subdivisions ............        3,608           87           (1)
Corporate securities ..............        5,043           34           (1)
                                      ----------   ----------   ----------
   TOTALS .........................   $   15,670   $      198   $       (4)
                                      ==========   ==========   ==========

The fair values of securities available for sale at year-end 2001 by contractual maturity are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.



18    CDI o ANNUAL REPORT o 2001

(In thousands)                                        FAIR
                                                      VALUE
                                                     -------
AVAILABLE FOR SALE

Due in one year or less ..........................   $ 3,274
Due from one to five years .......................     6,710
Due from five to ten years .......................     1,123
Due after ten years ..............................       339
                                                     -------
                                                     $11,446
U.S. Government mortgage-backed securities
  Fixed rate .....................................       435
  Variable rate ..................................       319
                                                     -------
    TOTAL ........................................   $12,200
                                                     =======

There were no sales of securities in 2001, 2000 and 1999.

Securities with a carrying value of approximately $3,145,000 and $2,747,000 at year-end 2001 and 2000 were pledged to secure public deposits, and for other purposes as required or permitted by law. Additional securities are pledged as collateral to secure FHLB borrowings as disclosed in a separate note.

In conjunction with the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in 1999, the Company transferred from held-to-maturity to available-for-sale securities with amortized cost of $6,011,000 and net unrealized gains of $190,000. Shareholders' equity increased by $125,000, net of income tax of $65,000, as a result of the transfer.

NOTE 4 - LOANS

Year-end loans were as follows:

(In thousands)                        2001       2000
                                    --------   --------
Commercial and agricultural .....   $  5,188   $  6,038
Real estate mortgage ............     85,378     75,923
Installment .....................      2,266      3,688
                                    --------   --------
TOTAL ...........................   $ 92,832   $ 85,649
                                    ========   ========

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:

(In thousands)                     2001        2000
                                 --------    --------
Balance, January 1, ..........   $  2,200    $  1,051
New loans ....................        546         451
Repayments ...................       (698)       (549)
Other changes, net ...........         --       1,247
                                 --------    --------
BALANCE, DECEMBER 31, ........   $  2,048    $  2,200
                                 ========    ========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period. Other changes for 2000 primarily relate to the loans of a new director added during 2000.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

(In thousands)                          2001        2000        1999
                                      --------    --------    --------
Balance, beginning of period ......   $  1,053    $  1,055    $  1,011
Loans charged-off .................        (36)        (27)        (37)
Recoveries ........................         31          19          33
Provision for loan losses .........         --           6          48
                                      --------    --------    --------
BALANCE, END OF PERIOD ............   $  1,048    $  1,053    $  1,055
                                      ========    ========    ========

During 2001, 2000 and 1999, the Company had no loans which were considered impaired. Nonperforming loans were not considered significant at December 31, 2001 and 2000.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(In thousands)                          2001        2000
                                      --------    --------
Land ..............................   $     86    $     86
Buildings and improvements ........      1,471       1,149
Construction in progress ..........         --         175
Furniture and equipment ...........      2,623       2,481
                                      --------    --------
   Total cost .....................      4,180       3,891
Less accumulated depreciation .....     (3,073)     (2,944)
                                      --------    --------
PREMISES AND EQUIPMENT, NET .......   $  1,107    $    947
                                      ========    ========

NOTE 7 - INTEREST-BEARING DEPOSITS

Year-end interest-bearing deposits were as follows:

                                                       2001       2000
                                                     --------   --------
Interest-bearing demand ..........................   $ 10,177   $  9,801
Savings ..........................................     20,003     19,237
Time: In denominations less than $100,000 ........     18,505     20,604
      In denominations of $100,000 or more .......     11,778     12,896
                                                     --------   --------
TOTAL INTEREST-BEARING DEPOSITS ..................   $ 60,463   $ 62,538
                                                     ========   ========

At year-end 2001, stated maturities of time deposits were as follows:

(In thousands)
2002 .........................   $ 24,086
2003 .........................      2,616
2004 .........................      1,973
2005 .........................        896
2006 .........................        692
Thereafter ...................         20
                                 --------
TOTAL ........................   $ 30,283
                                 ========

Related party deposits totaled approximately $1,049,000 and $1,280,000 at year-end 2001 and 2000.



                                               2001 o ANNUAL REPORT o CDI     19

NOTE 8 - LONG-TERM FHLB BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows:

(In thousands)                                             2001      2000
                                                          -------   -------
Maturities February 2001 through January 2003,
primarily fixed rate at rates from 5.67% to 6.72%,
averaging 6.17% at year-end 2001 and
6.33% at year-end 2000 ................................   $   832   $ 1,525

Maturities January 2003 through November 2008,
primarily fixed rate at rates from 5.27% to 6.02%,
averaging 5.75% at year-end 2001 and year-end 2000 ....    10,093    10,114

Maturities February 2004 through April 2005,
primarily fixed rate at rates from 5.19% to 5.82%,
averaging 5.77% at year-end 2001 and 5.62% at
year-end 2000 .........................................     3,000     4,000

Maturities February 2001 through December 2010,
primarily putable advances at rates from 4.98% to
7.61%, averaging 5.57% at year-end 2001 and
5.80% at year-end 2000 ................................    10,200    12,700

Maturities February 2006 through November
2006, primarily fixed rate at rates from 5.03% to
5.70%, averaging 5.42% at year-end 2001 ...............     7,000        --
                                                          -------   -------
TOTAL .................................................   $31,125   $28,339
                                                          =======   =======

For the putable advances, the FHLB has the option to convert the advance to an adjustable rate beginning one, two or three years after the purchase date, depending on the advance, and quarterly thereafter.

Each advance has a prepayment penalty which is determined based upon the lost cash flow to the FHLB. In addition to FHLB stock, the advances were collateralized by approximately $63,741,000 and $60,713,000 of securities and first mortgage loans under a blanket lien arrangement at year-end 2001 and 2000.

At year-end 2001, scheduled principal reductions on these advances were:

(In thousands)
2002 ....................   $    723
2003 ....................      9,254
2004 ....................      1,026
2005 ....................      2,228
2006 ....................      7,030
Thereafter ..............     10,864
                            --------
TOTAL ...................   $ 31,125
                            ========

NOTE 9 - BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $44,000 in 2001, $42,000 in 2000 and $40,000 in 1999.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $71,000 in 2001, $67,000 in 2000 and $59,000 in 1999.

A stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. Accordingly, no compensation cost for stock options was recognized in 2001, 2000 and 1999. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:

                                                        WEIGHTED     WEIGHTED
                                                         AVERAGE     AVERAGE
                            AVAILABLE      OPTIONS      EXERCISE    GRANT DATE
                            FOR GRANT    OUTSTANDING      PRICE     FAIR VALUE
                            ---------    -----------    ---------   ----------
Balance
  January 1, 1999 .......      24,933         14,800    $   21.64
Granted .................      (5,133)         5,133        35.88         3.17
Exercised ...............          --         (1,499)       15.10
Forfeited ...............         662           (662)       33.94
                            ---------    -----------
Balance
  December 31, 1999 .....      20,462         17,772        25.85
Granted .................      (5,000)         5,000        40.90         5.56
Exercised ...............          --         (1,434)       14.34
Forfeited ...............       1,131         (1,131)       29.44
                            ---------    -----------
Balance
  December 31, 2000 .....      16,593         20,207        30.19
Granted .................      (4,000)         4,000        40.00         2.75
Exercised ...............          --           (900)       12.75
Forfeited ...............       1,300         (1,300)       39.65
                            ---------    -----------
BALANCE
  DECEMBER 31, 2001 .....      13,893         22,007    $   32.12
                            =========    ===========    =========

For the options outstanding at December 31, 2001, the range of exercise prices was $12.75 to $41.50 per share, with a weighted average remaining contractual life of 7.10 years. At December 31, 2001, 2000 and 1999, 10,051, 7,401 and 5,532
options were exercisable at a weighted average exercise price of $24.39, $20.28 and $16.42 per share, respectively.



20    CDI o ANNUAL REPORT o 2001

Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated in the following chart. The pro forma effect may increase in the future if more options are granted.

(In thousands, except per share data)              2001         2000         1999
                                                ----------   ----------   ----------
Net income as reported ......................   $    1,738   $    1,650   $    1,499
Pro forma net income ........................        1,727        1,637        1,490
Basic earnings per share
  as reported ...............................         2.91         2.76         2.51
Pro forma basic earnings
  per share .................................         2.89         2.74         2.50
Diluted earnings per share
  as reported ...............................         2.88         2.74         2.49
Pro forma diluted earnings
  per share .................................         2.86         2.71         2.48

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of the grant date.

(In thousands)                          2001        2000        1999
                                      --------    --------    --------
Risk-free interest rate ...........       4.95%       6.57%       5.07%
Expected option life ..............    5 years     5 years     5 years
Expected stock price volatility ...       3.90%       4.64%       6.28%
Expected dividend yield ...........       3.44%       3.16%       3.37%

A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $96,000 in 2001, $93,000 in 2000 and $85,000 in 1999. Insurance on the lives of the participants has also been purchased with the Bank as owner and beneficiary of the policies.

NOTE 10 - OTHER OPERATING EXPENSE

Other operating expense consists of:

(In thousands)                    2001     2000     1999
                                 ------   ------   ------
Supplies .....................   $   63   $   59   $   53
State taxes ..................       70       70       75
Deferred compensation ........       96       93       85
Other expense ................      612      572      586
                                 ------   ------   ------
TOTAL ........................   $  841   $  794   $  799
                                 ======   ======   ======

NOTE 11 - INCOME TAX

Income tax expense consists of:

(In thousands)                    2001     2000      1999
                                 ------   ------    ------
Taxes currently payable ......   $  746   $  742    $  667
Deferred expense (benefit) ...       29      (13)       (8)
                                 ------   ------    ------
TOTAL ........................   $  775   $  729    $  659
                                 ======   ======    ======

Year-end deferred tax assets and liabilities consist of:

(In thousands)                               2001      2000      1999
                                            ------    ------    ------
Deferred tax assets
   Allowance for loan losses .............  $  240    $  240    $  237
   Deferred compensation .................     333       326       309
   Deferred loan fees ....................      --        --         1
   Other .................................       3         1         4
                                            ------    ------    ------
                                               576       567       551
Deferred tax liabilities
   Fixed assets ..........................     (54)      (48)      (50)
   Net unrealized gain on
      securities available for sale.......    (141)      (66)      (17)
   Other .................................     (46)      (14)       (9)
                                            ------    ------    ------
                                              (241)     (128)      (76)
                                            ------    ------    ------
TOTAL ....................................  $  335    $  439    $  475
                                            ======    ======    ======

An allowance against deferred tax assets has not been recorded for 2001, 2000 or 1999.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:

(In thousands)                              2001       2000       1999
                                           ------     ------     ------
Statutory rate .........................       34%        34%        34%
Income tax computed at
   statutory rate ......................   $  854     $  809        734
Tax effect of: Nontaxable income .......      (56)       (56)       (68)
               Other ...................      (23)       (24)        (7)
                                           ------     ------     ------
TOTAL ..................................   $  775     $  729     $  659
                                           ======     ======     ======



                                               2001 o ANNUAL REPORT o CDI     21

NOTE 12 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:

(In thousands, except per share data)             2001       2000       1999
                                                --------   --------   --------
Basic earnings per common share:
  Net income available to common
  shareholders ..............................   $  1,738   $  1,650   $  1,499
                                                ========   ========   ========
  Weighted average common
  shares outstanding ........................        598        598        596
                                                ========   ========   ========
  BASIC EARNINGS PER
  COMMON SHARE ..............................   $   2.91   $   2.76   $   2.51
                                                ========   ========   ========

Diluted earnings per common share:
  Net income available to common
  shareholders ..............................   $  1,738   $  1,650   $  1,499
                                                ========   ========   ========
  Weighted average common
  shares outstanding for basic
  earnings per common share .................        598        598        596
  Add: dilutive effect of assumed
  exercise of stock options .................          5          5          6
                                                ========   ========   ========
  Weighted average common
  shares outstanding for diluted
  earnings per common share .................        603        603        602
                                                ========   ========   ========
  DILUTED EARNINGS PER
  COMMON SHARE ..............................   $   2.88   $   2.74   $   2.49
                                                ========   ========   ========

Stock options for 8,000, 4,000 and 600 shares of common stock were not considered in computing diluted earnings per common share in 2001, 2000 and 1999 because they were not dilutive.

NOTE 13 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

(In thousands)                              2001     2000     1999
                                           ------   ------   ------
Net change in net unrealized
gain (loss) on securities
available for sale:

  Unrealized net gain (loss) on
  securities available for sale ........   $  221   $  144   $ (204)

  Reclassification adjustments for
  net unrealized gains on securities
  transferred from held-to-maturity
  to available-for-sale upon
  adoption of SFAS No. 133 .............       --       --      190
                                           ------   ------   ------
    NET CHANGE IN NET UNREALIZED
    GAIN (LOSS) ON SECURITIES
    AVAILABLE FOR SALE .................      221      144      (14)
Tax expense (benefit) ..................       75       49       (5)
                                           ------   ------   ------
TOTAL OTHER COMPREHENSIVE
INCOME (LOSS), NET .....................   $  146   $   95   $   (9)
                                           ======   ======   ======

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

The contract amounts of these financial instruments are as follows at year-end:

(In thousands)                    2001     2000
                                 ------   ------
Unused lines of credit .......   $6,505   $6,188
Commitments to make loans ....    1,542      169
Standby letters of credit ....       10       65

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

                                             CAPITAL TO               TIER 1
                                        RISK-WEIGHTED ASSETS      CAPITAL TO
                                                                     AVERAGE
                                           TOTAL        TIER 1        ASSETS
                                      ----------    ----------    ----------
Well capitalized ..................           10%            6%            5%
Adequately capitalized ............            8             4             4
Undercapitalized ..................            6             3             3



22    CDI o ANNUAL REPORT o 2001

At year-end, the Bank's actual capital levels and minimum required levels were:

(Dollars in thousands)                                                                        MINIMUM REQUIRED TO
                                                                        MINIMUM REQUIRED      BE WELL CAPITALIZED
                                                                           FOR CAPITAL      UNDER PROMPT CORRECTIVE
                                                      ACTUAL            ADEQUACY PURPOSES      ACTION REGULATIONS
                                                  AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                --------   --------    --------   --------    --------   --------
2001
Total capital (to risk weighted assets) .....   $ 14,358       19.6%   $  5,877        8.0%   $  7,346       10.0%
Tier 1 capital (to risk weighted assets) ....     13,438       18.3       2,938        4.0       4,407        6.0
Tier 1 capital (to average assets) ..........     13,438       11.6       4,627        4.0       5,783        5.0
2000
Total capital (to risk weighted assets) .....   $ 13,559       18.4%   $  5,888        8.0%   $  7,359       10.0%
Tier 1 capital (to risk weighted assets) ....     12,639       17.2       2,944        4.0       4,416        6.0
Tier 1 capital (to average assets) ..........     12,639       11.4       4,424        4.0       5,530        5.0

The Bank was considered well capitalized at year-end 2001 and 2000.

Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year-end 2001, the Bank could pay approximately $6,735,000 in dividends to the parent company without prior regulatory approval.

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

The estimated year-end fair values of financial instruments were as follows:

(In thousands)                        2001                        2000
                             CARRYING      ESTIMATED     CARRYING     ESTIMATED
                              VALUE       FAIR VALUE      VALUE       FAIR VALUE
                            ----------    ----------    ----------    ----------
FINANCIAL ASSETS
Cash and cash
  equivalents ...........   $    6,973    $    6,973    $    8,566    $    8,566
Securities available
  for sale ..............       12,200        12,200        15,670        15,670
FHLB stock ..............        1,967         1,967         1,967         1,967
Loans, net of
  allowance for
  loan losses ...........       91,784        92,155        84,596        83,398
Accrued interest
  receivable ............          550           550           663           663
FINANCIAL
LIABILITIES
Deposits ................      (70,933)      (71,607)      (72,423)      (72,608)
Long-term FHLB
  borrowings ............      (31,125)      (31,298)      (28,339)      (27,681)
Accrued interest
  payable ...............         (203)         (203)         (274)         (274)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year-end 2001 or 2000, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year-end 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and other liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial



                                               2001 o ANNUAL REPORT o CDI     23
instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained workforce, customer goodwill and similar items.

NOTE 17 - CAPITAL DIRECTIONS, INC. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
------------------------
(In thousands)            DECEMBER 31,            2001       2000
                                                --------   --------
ASSETS
Cash, due from banks, and other
cash equivalents ............................   $     25   $     58
Investment in Mason State Bank ..............     13,719     12,767
Other assets ................................        239        212
                                                --------   --------
  TOTAL ASSETS ..............................   $ 13,983   $ 13,037
                                                ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable ...........................   $    220   $    203
Shareholders' equity ........................     13,763     12,834
                                                --------   --------
  TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......................   $ 13,983   $ 13,037
                                                ========   ========

CONDENSED STATEMENTS OF INCOME (YEARS ENDED DECEMBER 31,)
---------------------------------------------------------
(In thousands)                                    2001       2000       1999
                                                --------   --------   --------
OPERATING INCOME
Dividends from Mason State Bank .............   $    848   $    760   $    680
Dividends from Monex Financial
Services, Inc ...............................         --         --          2
                                                --------   --------   --------
                                                     848        760        682
OPERATING EXPENSES
Wages and benefits ..........................         19          6          5
Other expenses and income tax
benefit .....................................         14         14         17
                                                --------   --------   --------
                                                      33         20         22
                                                --------   --------   --------
INCOME BEFORE EQUITY IN
UNDISTRIBUTED NET INCOME OF
SUBSIDIARIES ................................        815        740        660
Equity in undistributed net income
of Mason State Bank .........................        923        910        843
Equity in excess distributed net
income of Monex Financial
Services, Inc ...............................         --         --         (4)
                                                --------   --------   --------
                                                     923        910        839
                                                --------   --------   --------
NET INCOME ..................................   $  1,738   $  1,650   $  1,499
                                                ========   ========   ========

Other comprehensive income and comprehensive income for the Parent Company are equal to the amounts reported for the Consolidated Company for 2001, 2000 and 1999 as disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

CONDENSED STATEMENTS OF CASH FLOWS (YEARS ENDED DECEMBER 31,)
-------------------------------------------------------------
(In thousands)                                    2001        2000        1999
                                                --------    --------    --------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income ..................................   $  1,738    $  1,650    $  1,499
Adjustments to reconcile net income
to net cash from operating activities
  Equity in undistributed net
  income of subsidiaries ....................       (923)       (910)       (839)
  Change in other assets ....................        (27)        (20)        (19)
                                                --------    --------    --------
Net cash from operating activities ..........        788         720         641
CASH FLOWS FROM INVESTING
ACTIVITIES
Return of capital from Mason State
Bank ........................................        117          --          --
                                                --------    --------    --------
Net cash from investing activities ..........        117          --          --
CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from shares issued
upon exercise of stock options ..............         12          21          22
Repurchase of common stock ..................       (118)         --          --
Dividends paid ..............................       (832)       (736)       (662)
                                                --------    --------    --------
Net cash from financing activities ..........       (938)       (715)       (640)
                                                --------    --------    --------
Net change in cash and cash
equivalents .................................        (33)          5           1
Cash and cash equivalents at
beginning of year ...........................         58          53          52
                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT
END OF YEAR .................................   $     25    $     58    $     53
                                                ========    ========    ========



24    CDI o ANNUAL REPORT o 2001