Form 10-K, Exhibit 13
period 2002-12-31
CAPITAL DIRECTIONS INC
filed 2003-03-31
CIK 830157

                                                                      EXHIBIT 13


                                TWO THOUSAND TWO
                                  ANNUAL REPORT


                                    CAPITAL
                                   DIRECTIONS,
                                  INCORPORATED



                                   [CDI LOGO]

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


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


                                   [CDI LOGO]

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

TABLE OF CONTENTS
A message to the shareholders.....................................................      2
Shareholder returns 1992-2002.....................................................      3
Stock and shareholder information.................................................      4
Market for common stock and related
  security holder matters.........................................................      4
Financial highlights..............................................................      4
Management. officers and directors ...............................................      5
Selected financial data...........................................................      6
Management's discussion and analysis of
  financial condition and results
  of operations ..................................................................   7-11

CAPITAL DIRECTIONS. INC.
CONSOLIDATED FINANCIAL STATEMENTS:
Report of independent auditors ...................................................     12
Capital Directions. Inc. consolidated balance sheets..............................     13
Capital Directions. Inc. consolidated statements of income........................     14
Capital Directions. Inc. consolidated statements of cash flows ...................     15
Capital Directions. Inc. consolidated statements of changes
  in shareholders' equity.........................................................     16
Notes to consolidated financial statements
  (December 31, 2002, 2001 and 2000) .............................................  17-28


                                   [CDI LOGO]

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

TO THE SHAREHOLDERS:

Capital Directions is proud to report another record year in growth and earnings, making 2002 the 13th consecutive year of increases. Dividends paid have also grown for eight consecutive years and this year is the highest at $1.54 per share. Much praise and gratitude goes to our dedicated employees who have contributed so much time and effort to the company's continued success. My appreciation also extends to the Board for their dedication to our customers and shareholders.

NET INCOME for 2002 grew to $1,910,000, which represents a 9.90% increase from the prior year. Return on shareholders' equity of 13.66% and return on assets of 1.56% mirror this excellent operating performance.

ASSET QUALITY remains high with non-performing loans to total loans decreasing to .09% or less than 20% of peer bank's levels. Minimal loan charge offs also reflect the attention to underwriting standards and monitoring of the loan portfolio. Net charge offs for the year totaled less than $5,000 on an average portfolio in excess of $99,000,000.

MORTGAGE ACTIVITY reached record levels as the low rate environment encouraged many homeowners to refinance their current mortgage or purchase a new home. Mason State enjoys an excellent reputation as a mortgage lender and continues to build market share in the Greater Lansing area. Customer surveys show high satisfaction with Mason State and customer referrals continue to be our leading source of new business. During mid-year the bank established a mortgage company, Mason State Mortgage Company, LLC, to take advantage of more liberal branching requirements and favorable tax treatment. Kathy Baker was named President of the new company.

IMPROVED EFFICIENCY has allowed the corporation to continue to have flexibility in pricing when needed. An efficiency ratio of 48.90% ranks Capital Directions, Inc. as a national leader in expense control. New sources of fee income and cost reduction ideas are regular topics of the bank product development and operations committees. Shrinking margins require more revenue be generated from fee income. Financial services such as annuities and insurance will continue to become more important sources of future revenue.

CAPITAL levels are determined based on many factors including regulatory requirements, cost of operating, sources of capital, prevailing interest rates, present credit risks and liquidity needs. Capital Directions maintains a strong capital position. This strong capital base, along with a consistently high level of earnings, has earned the recognition of national financial rating agencies.

NATIONAL BANK RATINGS have shown Mason State Bank to be a thriving asset, not only for the city of Mason, but a mark of success to the state of Michigan. Specifically, Mason State Bank received the Blue Ribbon Bank Commendation of Excellence by Veribanc, Inc. Veribanc is the oldest independent rating company serving the general public for rating safety and soundness of banks. Even more exciting, the highly regarded Weiss Rating, Inc. gave Mason State Bank an A+ rating. Mason State Bank was one of only four Michigan banks to receive this top honor. Weiss issues safety ratings on more than 15,000 national financial institutions. The Weiss Safety Ratings assess the future financial stability of a bank as a way of helping investors place their money with a financially sound company.

THE ULTIMATE MEASURE of performance is a company's ability to increase shareholder value over time. Even with the stock market's poor showing this past fiscal year, Capital Directions, Inc. proved to be an excellent investment. As a result of an ongoing improvement in earnings, Capital Directions increased dividends paid by 10.79% per share over 2001 levels. An investment made on December 31, 2001 has increased in value from $39.42 to $43.50 per share at year-end. This increase, along with the dividend yield, provided a total annual return of over 14%. Even more outstanding is that those taking advantage of the dividend reinvestment program since December 31, 1992 have received an annually compounded rate of return of 20.44%. As the following chart illustrates, an investment in Capital Directions, Inc. has historically proven to be an outstanding one. The President's new tax proposal, if passed, is expected to have a favorable impact on corporations, such as Capital Directions, who have a history of increasing earnings and dividends along with a strong capital base. We are ideally positioned to benefit should tax-free dividends become law.

THANK YOU for all your support and faith in Capital Directions. We look forward to visiting with you at the Annual Meeting of Shareholders on April 24, 2003.

Sincerely,


/s/ Timothy Gaylord


Timothy Gaylord President & CEO


[PHOTO]                            [CDI LOGO]


TWO

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

SHAREHOLDER RETURNS 1992-2002

                                  [BAR GRAPH]

NET INCOME
(In thousands)     1992     1993     1994     1995     1996      1997     1998     1999     2000     2001     2002
                   $835     $869     $930   $1,050    $1,136   $1,235   $1,334   $1,449   $1,650   $1,738   $1,910

                                  [BAR GRAPH]

RETURN ON EQUITY
(ROE)              1992     1993     1994     1995     1996      1997     1998     1999     2000     2001     2002
                   13.10%   12.62%   12.48%   12.71%   12.67%    12.47%   12.53%   13.06%   13.28%   12.94%   13.66%


                                  [BAR GRAPH]

RETURN ON ASSETS
(ROA)              1992     1993     1994     1995     1996      1997     1998     1999     2000     2001     2002
                    1.10%    1.14%    1.24%    1.40%    1.49%     1.56%    1.47%    1.44%    1.54%    1.53%    1.56%

                                  [BAR GRAPH]

BOOK VALUE
PER SHARE
(Retroactively
adjusted for stock
splits)            1992     1993     1994     1995     1996      1997     1998     1999     2000     2001     2002
                  $11.14   $12.17   $12.86   $14.45   $15.80   $17.17   $18.48   $19.82   $21.46   $23.09   $24.36


                                  [BAR GRAPH]

SHAREHOLDERS'
EQUITY TO TOTAL
ASSETS             1992     1993     1994     1995     1996      1997     1998     1999     2000     2001     2002
                    8.47%    9.52%   10.05%   11.04%   11.91%    12.78%   10.97%   11.19%   11.16%   11.74%   11.37%


STOCK PERFORMANCE


         THE 5-YEAR                     THE 10-YEAR               Capital Directions, Inc. shareholders taking advantage
     ANNUALIZED RETURN ON           ANNUALIZED RETURN ON          of the dividend reinvestment program experienced an overall annual
   CAPITAL DIRECTIONS, INC.       CAPITAL DIRECTIONS, INC.        compounded rate of return of 12.26% since December of 1997(1).
     STOCK WAS 12.26%(1)               STOCK WAS 20.44%(1)
                                                                        $10,000                                $18,196
                                                                  December 31, 1997                       December 31, 2002

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

                                                                           THREE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

STOCK AND SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

AUTOMATIC DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Participating Capital Directions, Inc. shareholders take the opportunity to reinvest the cash dividends paid on their shares to purchase additional shares of Capital Directions, Inc. common stock. Participants may also purchase additional shares through cash payment with only a minimal fee.

DIRECT DEPOSIT

The Company continues to provide convenient services to meet your needs. For quick transfer and availability, your cash dividends may be deposited directly into your Mason State Bank checking, savings, or money market account. To learn more about the Automatic Dividend Reinvestment and Stock Purchase Plan, or to initiate direct deposit of your cash dividends, please contact Kimberly A. Dockter, CPS, Treasury and Administrative Officer, at (517) 676-0500.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting for the year ended December 31, 2002 will be held at Mason State Bank's Main Office, 322 S. Jefferson Street, Mason, Michigan on Thursday, April 24, 2003 at 6:30 p.m.

HOW TO ORDER FORM 10-K

The Company's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, can be found on the Internet. It is also available, without charge, to shareholders upon request. Send requests to Lois A. Toth, Treasurer, Capital Directions, Inc., P.O. Box 130, Mason, Michigan 48854-0130 or call (517) 676-0500.

MARKET FOR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Capital Directions, Inc. stock is not listed on any exchange. Its shares are traded through the local brokers of Stifel, Nicolaus & Co., Inc., Monroe Securities, Howe Barnes Investments, Inc., Morgan Stanley Dean Witter and Raymond James & Assoc., Inc. Management has not verified the accuracy of their bid reporting, nor will the price be reflective if the stock was listed on an active exchange. At December 31, 2002, there were 422 holders of the Company's common stock. Dividends are declared on a quarterly basis with a total of $923,000 declared in 2002 and $849,000 in 2001.


                             1st       2nd        3rd        4th
                           Quarter   Quarter    Quarter    Quarter
 2002
 High .............       $ 39.50    $ 41.95    $ 43.00    $ 43.50
 Low ..............         38.00      38.25      39.60      40.61

 Dividend per share
   declared .......          0.39       0.39       0.39       0.39
 2001
 High .............       $ 40.00    $ 39.75    $ 40.25    $ 41.00
 Low ..............         36.25      36.37      37.00      37.55
 Dividend per share
   declared .......          0.34       0.35       0.36       0.37


FINANCIAL HIGHLIGHTS

                                                                                                              Change         Change
                                                                              2002             2001           Amount        Percent
INCOME STATEMENT
Net interest income ................................................    $   4,525,000     $   4,334,000     $  191,000        4.41%
Net income .........................................................        1,910,000         1,738,000        172,000        9.90
Basic earnings per share ...........................................             3.23              2.91           0.32       11.00
Cash dividend declared per share ...................................             1.56              1.42           0.14        9.86

RATIOS
Return on average shareholders' equity .............................            13.66%            12.94%
Return on average assets ...........................................             1.56              1.53
Standard efficiency(l) .............................................            48.90             50.29
Average shareholders' equity as a percentage of average assets .....            11.44             11.83

BALANCE SHEET
Total assets .......................................................    $ 126,214,000     $ 117,277,000     $8,937,000        7.62%
Total earning assets ...............................................      119,287,000       111,330,000      7,957,000        7.15
Total loans, net ...................................................       96,055,000        91,784,000      4,271,000        4.65
Total deposits .....................................................       74,707,000        70,933,000      3,774,000        5.32


(1) Calculated as noninterest expense divided by the sum of net interest income, on a fully taxable equivalent basis, plus noninterest income.

FOUR

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

CAPITAL DIRECTIONS, INC.
BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Gerald W. Ambrose
Chairman, Capital Directions,
Inc., and County Controller,
Ingham County

Marvin B. Oesterle
Vice Chairman, Capital
Directions, Inc., and Partner,
Oesterle Brothers Seed Corn

Timothy P. Gaylord
President and Chief Executive
Officer, Capital Directions, Inc.

Douglas W. Dancer
Secretary, Capital Directions, Inc.,
and Realtor, Vision Real Estate

James W. Leasure
Owner, Showtime, Inc., and
Wash Express

Paula J. Johnson
Co-owner, Vision Real Estate,
and Developer, PAL, LLC (i.e.
Vision Village Condominiums)

OFFICERS

Gerald W. Ambrose
Chairman

Marvin B. Oesterle
Vice Chairman

Timothy P Gaylord
President and Chief Executive
Officer

Douglas W. Dancer
Secretary

Lois A. Toth
Treasurer

MASON STATE BANK MANAGEMENT

Timothy P. Gaylord
President and Chief Executive
Officer

Thomas L. Peterson
Senior Vice President, Retail
Banking and Operations

Thomas W. Schroeder
Vice President, Commercial Loans

Lois A. Toth
Vice President and Controller

Elizabeth J. Luttrell-Wilson
Assistant Vice President, Human
Resources and Security

Robert D. Warnke
Director of Branch
Administration and Marketing

Kimberly A. Dockter
Treasury and Administrative
Officer

Kathy M. Wakefield
Branch Officer

Thelma Hines
Customer Service Officer


MASON STATE MORTGAGE COMPANY, LLC MANAGEMENT

Timothy P. Gaylord
Chairman, Chief Executive
Officer and Manager

Thomas L. Peterson
Vice Chairman and Manager

Kathleen R. Baker
President and Manager

Lois A. Toth
Secretary, Treasurer and
Manager

                             MASON STATE BANK 2002
                                   PROMOTIONS

KATHLEEN R. BAKER
[PHOTO]

During 2002, Mason State Bank promoted Kathleen R. Baker, Vice President of Mortgage Loans, to President, Mason State Mortgage Company, LLC, a subsidiary of Mason State Bank.

KIMBERLY A. DOCKTER
[PHOTO]

Kimberly A. Dockter, CPS, who served as Executive Secretary to the President, was promoted to Treasury and Administrative Officer. A 15-year employee, Kim, in addition to her duties of heading Shareholder Services is now also responsible for funding procurement and investment sources.


                                   NEW FACES

PETER D. HOUK
[PHOTO]

Peter D. Houk joined the Capital Directions, Inc. Board of Directors. Houk is a Partner in the law firm of Fraser, Trebilcock, Davis and Dunlap. Previously he was an Ingham County Circuit Court Judge and is a member of the Michigan State and Ingham County Bar Associations and the Michigan Judges Association.

KATHY M. WAKEFIELD
[PHOTO]

In the second quarter 2002, Kathy M. Wakefield was welcomed as Branch Officer of the Leslie Office. She brings over 15 years of banking experience in branch management and mortgage lending. Kathy is excited to be returning to the community where she attended high school.

ROBERT D. WARNKE
[PHOTO]

Robert D. Warnke joined Mason State Bank as Director of Marketing and Branch Administration. Prior to joining Mason State Bank, Bob was with Financial Technology, Inc., an East Lansing investment advisory firm and Community First Bank of Lansing.

FIVE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share data)                              2002         2001         2000         1999         1998
SUMMARY OF OPERATIONS
Interest and dividend income ................................   $   7,897    $   8,049    $   7,958    $   7,525    $   6,880
Interest expense ............................................       3,372        3,715        3,798        3,440        3,125
Net interest income .........................................       4,525        4,334        4,160        4,085        3,755
Provision for loan losses ...................................        --           --              6           48          (23)
Noninterest income ..........................................       1,005          819          794          592          565
Noninterest expense .........................................       2,752        2,640        2,569        2,471        2,461
Income before income tax expense ............................       2,778        2,513        2,379        2,158        1,882
Income tax expense ..........................................         868          775          729          659          548
Net income..................................................    $   1,910    $   1,738    $   1,650    $   1,499    $   1,334
PER SHARE
Average shares outstanding ..................................     591,830      598,017      597,704      596,200      595,064
Basic earnings ..............................................   $    3.23    $    2.91    $    2.76    $    2.51    $    2.24
Diluted earnings ............................................        3.20         2.88         2.74         2.49         2.22
Dividends declared ..........................................        1.56         1.42         1.27         1.14         0.96
Book value ..................................................       24.36        23.09        21.46        19.82        18.48
RATIOS BASED ON NET INCOME
Net income to average shareholders' equity ..................       13.66%       12.94%       13.28%       13.06%       12.53%
Net income to average assets ................................        1.56         1.53         1.54         1.44         1.47
BALANCE SHEET
Assets ......................................................   $ 126,214    $ 117,277    $ 115,023    $ 105,713    $ 100,229
Net loans ...................................................      96,055       91,784       84,596       88,057       80,904
Short-term investments ......................................       5,246        4,331        5,963           54          626
Securities ..................................................      15,425       14,167       17,637       10,726       12,383
Deposits ....................................................      74,707       70,933       72,423       72,030       72,389
Federal Home Loan Bank
  borrowings ................................................      35,401       31,125       28,339       18,861       15,593
Shareholders' Equity ........................................      14,350       13,763       12,834       11,828       10,997


SIX

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides additional information concerning the consolidated financial condition and results of operations for Capital Directions, Inc. (the "Company") and its wholly owned subsidiaries. It should be read in conjunction with the consolidated financial statements and supplemental data contained elsewhere in this report.

Capital Directions, Inc., a one-bank holding company, commenced operations on July 22, 1988. This was facilitated by the acquisition of 100% of the outstanding shares of Mason State Bank in an exchange of common stock. Mason State Mortgage Company, LLC was formed on July 16, 2002 to allow the expansion of mortgage offerings and to realize certain tax savings. This was facilitated by a 99% ownership by Mason State Bank and a 1 % ownership by Capital Directions, Inc.

The Company is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or operations except as discussed herein. Also, the Company is not aware of any current recommendations by regulatory authorities that will have such affect if implemented.

PERFORMANCE SUMMARY

In 2002, Capital Directions, Inc. and its subsidiaries reported record net earnings of $1,910,000. This is an increase of 9.90% over the previous year. Basic earnings per share were $3.23 in 2002 compared to $2.91 in 2001. In 2002, return on average assets increased to 1.56% from 1.53% in 2001. This increase is attributable to the growth percentage in net income of the Company exceeding the percentage growth in total average assets during 2002. Return on shareholders' equity was 13.66%, up from 12.94% in 2001. As of December 31, 2002 the leveraged capital ratio, which excludes the net unrealized gain or loss on securities available for sale was 10.65%, down from 11.6% the prior year and well in excess of the 4.0% minimum required by regulatory authorities.

The following table provides a summary of the factors impacting net income in 2002 compared to the same components in 2001:

(In thousands)
2001 NET INCOME .......................................................         $    1,738
Increase (decrease) in net income
  Interest income ..........................................................          (152)
  Interest expense .........................................................           343
  Provision for loan losses ...........................................
  Noninterest income....................................................               186
  Noninterest expense...................................................              (112)
  Income taxes..............................................................           (93)
2002 NET INCOME .......................................................         $    1,910

In 2001, net income for the Company was $1,738,000, which was an increase of 5.33% over net earnings of $1,650,000 for 2000. Basic earnings per share increased to $2.91 in 2001 compared to $2.76 in 2000. The 2001 return on average assets decreased slightly to 1.53% from 1.54% in 2000. Return on average shareholders' equity was 12.94%, down from 13.28% in 2000. The leveraged capital ratio for the year ending December 31, 2001 was 11.6%, up from 11.4% the prior year.

The operations of our Holding Company did not materially affect the consolidated financial results for 2002, 2001 or 2000.

NET INTEREST INCOME

The largest segment of the Company's operating income is net interest income. Net interest income is determined by adding interest and certain fees from earning assets, then subtracting the interest paid on deposits and other funding sources. This may be impacted by changes in volume and mix of earning assets, funding sources, deposits, interest rates, loan demand, and other market factors.

Net interest income for 2002, on a fully taxable equivalent basis, was $4,623,000, an increase of $192,000 over 2001. For 2001, net interest income, on a fully taxable equivalent basis, increased $173,000 over 2000. Average balances and rates on major categories of interest earning assets and interest-bearing liabilities appear in Table 1. The affect on net interest income from changes in average balances ("volume") and yields, and rates ("rate") are quantified in Table 2. As shown, net interest income improved in 2002 generally due to the impact of volume increases on interest earning assets exceeding the impact of volume increases on interest-bearing liabilities, and in 2001 generally due to the impact of rate decreases on interest-bearing liabilities exceeding the impact of rate decreases on interest earning assets.

Yields on assets and funding rates were lower in 2002 compared to 2001, reflecting a declining rate environment. Average tax equivalent yields on earning assets decreased to 6.89% in 2002 from 7.55% in 2001. Interest-bearing liability rates decreased to 3.53% in 2002 from 4.20% in 2001. Despite an increase in net interest income related primarily to increased volume, the tax equivalent net interest margin decreased by 13 basis points. This was primarily related to the change in the structure of earning assets and the Bank's liability sensitive GAP position. As mortgage loan demand increased throughout the year, funds were deployed in loans which tend to be at lower yields as compared to commercial or other consumer loan products. In addition, because of the Bank's liability sensitive position, as discussed more fully below, and considering the falling interest rate environment during 2002, the Bank's interest-bearing liabilities repriced at lower rates at a faster pace than the Bank's interest-bearing assets.


                                                                           SEVEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

TABLE 1

(Dollars in                                      2002                               2001                           2000
thousands)                                     INTEREST     AVERAGE              INTEREST   AVERAGE             INTEREST  AVERAGE
                                  AVERAGE      INCOME/       YIELD/  AVERAGE     INCOME/     YIELD/  AVERAGE     INCOME/   YIELD/
                                  BALANCE      EXPENSE*      RATE*   BALANCE     EXPENSE*    RATE*   BALANCE    EXPENSE*    RATE
Loans .........................   $ 99,415    $  7,058       7.10%   $ 86,794   $  6,852     7.89%   $ 87,651   $  7,063    8.06%
Other
  earning
  assets ......................     16,626         932       5.61      21,035      1,294     6.15      14,220        993    6.98
                                  --------    --------               --------   --------             --------   --------
Total
  earning
  assets ......................    116,041       7,990       6.89     107,829      8,146     7.55     101,871      8,056    7.91
Other
  assets ......................      6,214                              5,733                           5,309
                                  --------                           --------                        --------
Total .........................   $122,255                           $113,562                        $107,180
                                  ========                           ========                        ========
Interest-
  bearing
  liabilities .................   $ 95,334    $  3,372       3.54%   $ 88,487   $  3,715     4.20%   $ 83,689   $  3,798    4.54%
Non interest
  bearing
  liabilities
  and
  equity ......................     26,921                             25,075                          23,491
                                  --------                           --------                        --------
Total .........................   $122,255                           $113,562                        $107,180
                                  ========                           ========                        ========
Net interest
  income ......................               $  4,618                          $  4,431                        $  4,258
                                              ========                          ========                        ========
Net interest
  margin on
  earning
  assets ......................                              3.98%                           4.11%                          4.18%

* Fully taxable equivalent basis.

TABLE 2

(Dollars in thousands)                                        2002 COMPARED TO 2001                  2001 COMPARED TO 2000
                                   CHANGE DUE TO:      VOLUME          RATE         TOTAL         VOLUME         RATE         TOTAL
Earning assets*:
  Loans ........................................        $ 921         $(729)        $ 192         $ (68)        $(143)        $(211)
  Other earning assets .........................         (188)         (160)         (348)          395           (94)          301
Total interest income ..........................        $ 733         $(889)        $(156)        $ 327         $(237)        $  90
Interest-bearing liabilities:
  Interest-bearing liabilities .................        $ 204         $(547)        $(343)        $ 337         $(420)          (83)
Net interest income* ...........................        $ 529         $(342)        $ 187         $ (10)        $ 183         $ 173

* Fully taxable equivalent basis.

EIGHT

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

PROVISION AND ALLOWANCE FOR LOAN LOSSES


Provision for losses on loans is charged to operations based on management's evaluation of potential losses in the portfolio. Provision is based upon regular review of the level and trend of non-performing assets; charge-offs and recoveries; the mix of loans in the portfolio; and anticipated economic conditions. No provision for loan losses was recognized in 2002 due to excellent loan portfolio performance. Based on contraction due to diminished demand in the Bank's loan portfolio in 2001 and 2000, the provision for loan losses was eliminated in 2001 and was $6,000 in 2000.

Net charge-offs for 2002 totaled $4,000, while 2001 totaled $5,000. Excellent loan portfolio performance reflects attention to underwriting standards as well as consistent monitoring of the portfolio. Mason State Bank management rates the overall quality of the loan portfolio as good and concludes the $1,044,000 allowance or 1.08% allowance to total loans appropriate to cover inherent losses in the portfolio at year-end 2002.

NONINTEREST INCOME

Noninterest income increased by $186,000 from the previous year. The largest increases were attributable to gains on sales of loans, including recognition of servicing rights. Decreases were recognized in merchant processing activity and ATM fees. Investment commissions decreased due to continued less favorable economic and stock market conditions throughout 2002. The change in noninterest income from 2001 to 2000 was an increase of $25,000. This increase was attributable to gains on sales of loans, including recognition of servicing rights. In addition, investment commissions decreased due to the impact of less favorable economic and stock market conditions.

NONINTEREST EXPENSE

Noninterest expense increased $112,000 during 2002. This increase is primarily attributable to increased building expenses and depreciation, salary and wages, employee benefits, consulting fees, legal fees, audit services and expenses related to other real estate. Noninterest expense increased by $71,000 from 2000 to 2001. This increase was a result of increased salary and benefits costs, expenses for outsourced services and increased building expenses and depreciation.

INCOME TAX EXPENSE

The 2002 provision for income tax was $868,000, up from $775,000 in 2001. The 2001 provision was up $46,000 from the $729,000 provision in 2000. This figure reflects a higher taxable income in 2002 and 2001.

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

Sources of liquidity include: federal funds sold, investment security maturities and pay downs. The Bank maintained an average balance of $2,285,000 in federal funds sold in 2002. The Bank is a member of the Federal Home Loan Bank system for several reasons: access to an alternative funding source, lower costs for credit services and an alternative tool to manage interest rate risk. Since 1997 the Bank used this source of funding (see Note 7 to the consolidated financial statements) to directly offset loans of like terms and conditions.

Other sources of liquidity include: internally generated cash flow from operations, repayments and maturities of loans, other borrowings and growth in core deposits.

At December 31, 2002 the securities available for sale were valued at $12,644,000. It is not anticipated that management will use these funds due to the optional sources that may be available in 2003.

Interest rate sensitivity management seeks to maximize net interest margins through periods of changing interest risks. The Bank develops strategies to assure that desired levels of interest sensitive assets and interest-bearing liabilities mature or reprice within selected time frames. Strategies include the use of variable loan products as well as managing deposit accounts and maturities in the investment portfolio. The chart shown on the following page, using recommended regulatory standards, reflects "the rate sensitive position" or the difference between loans and investments, and liabilities that mature or reprice within the next year and beyond. The financial industry has generally referred to this difference as the "GAP" and its handling as "GAP Management." At year-end 2002, the percentage of rate sensitive assets to rate sensitive liabilities within the one-year time horizon was 51 %.



                                                                            NINE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


GAP MEASUREMENT

(Dollars in          0-30         31-90       2ND         3RD        4TH       ANNUAL       1-3        3-5        OVER 5
thousands)           DAYS         DAYS      QUARTER      QUARTER    QUARTER     TOTAL       YEARS      YEARS      YEARS      TOTAL
ASSETS
Loans                $  3,024   $  9,679   $  2,416     $  3,063    $  3,299   $ 21,481   $  2,960   $ 12,815   $ 59,843  $ 97,099
Allowance for loan
losses                     --         --         --           --          --         --         --         --         --    (1,044)
Loans Held-For-
Sale                      635         --         --           --          --        635         --         --         --       635
Securities(1)           2,381      1,097      1,897        2,087       1,261      8,723      5,787        602        313    15,425
Short-term
Investments             4,156        991         --           --          --      5,147         --         --         --     5,147
Time deposits with
other financial
institutions               --         --        495          486          --        981         --         --         --       981
Other non earning
assets                     --         --         --           --          --         --         --         --         --     7,971
                     --------   --------   --------     --------    --------   --------   --------   --------   --------  --------
Total                $ 10,196   $ 11,767   $  4,808     $  5,636    $  4,560   $ 36,967   $  8,747   $ 13,417   $ 60,156  $126,214
                     ========   ========   ========     ========    ========   ========   ========   ========   ========  ========
LIABILITIES
Noninterest-
bearing deposits     $     --   $     --   $     --     $     --    $     --   $     --   $     --   $     --   $     --  $ 10,767
Interest-bearing
deposits               42,631      2,627      3,670        2,040       2,822     53,790      7,087      3,063         --    63,940
FHLB
borrowings(2)           3,230      7,000      6,000        2,000       1,024     19,254      5,253     10,062        832    35,401
Other liabilities          --         --         --           --          --         --         --         --         --     1,756
Capital                    --         --         --           --          --         --         --         --         --    14,350
                     --------   --------   --------     --------    --------   --------   --------   --------   --------  --------
Total                $ 45,861   $  9,627   $  9,670     $  4,040    $  3,846   $ 73,044   $ 12,340   $ 13,125   $    832  $126,214
                     ========   ========   ========     ========    ========   ========   ========   ========   ========  ========
GAP                  $(35,665)  $  2,140   $ (4,862)    $  1,596    $    714   $(36,077)  $ (3,593)  $    292   $ 59,324
Cumulative GAP       $(35,665)  $(33,525)  $(38,387)    $(36,791)   $(36,077)  $(36,077)  $(39,670)  $(39,378)  $ 19,946
GAP ratio                  22%       122%        50%         140%        119%        51%        71%       102%     7,230%

----------------------
(1) Maturities reflect probable prepayments and calls.

(2) FHLB borrowings include putable advances, which may be converted to adjustable rates or prepaid without penalty beginning one, two or three years after the purchase date. The above schedule reflects maturities at prepayment date on the putable advances.

The chart shows the Bank's GAP position as of December 31, 2002. The Bank has a liability sensitive position within one year of approximately $36,077,000, which would normally indicate higher net interest income may be earned if rates decrease during the period and lower net interest income may be earned if rates increase during the period. Due to the limitations of GAP analysis, modeling is also used to enhance measurement and control. The GAP model used by the Bank differs from the chart above, in that actual loan prepayment and deposit longevity experience are also factored into the calculation. Using this method, the Bank's GAP position at December 31, 2002 was an asset sensitive position of 8.60% at one year. As rates have fallen over the past two years, the Bank has experienced compression in its ability to lower deposit rates in a manner equivalent to the decline in earning asset rates.


TEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


CAPITAL RESOURCES

The adequacy of the Company's capital is reviewed regularly to ensure that sufficient capital is available to meet current and future funding needs and comply with regulatory requirements.

Shareholders' equity, excluding the net unrealized gain on securities available for sale, increased $689,000 or 5.11% to $14,178,000 at year-end 2002, which represented 11.23% of total assets. At December 31, 2001, the similar ratio of shareholders' equity to total assets was 11.50% of total assets. Dividends declared per common share increased by 9.86% to $1.56 compared to $1.42 in 2001. The Company has a strong capital position that will meet our needs in 2003.

Regulators established "risk-based" capital guidelines that became effective December 31, 1990. Under the guidelines, minimum capital levels, which may include all or a portion of the allowance for loan losses, are based on the perceived risk in asset categories and certain off-balance-sheet items, such as loan commitments and standby letters of credit. On December 31, 2002, the Bank has a "risk-based" total capital to asset ratio of 19.12%. The ratio exceeds the requirements established by regulatory agencies as shown below.

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

(Dollars in thousands)                                                                            MINIMUM REQUIRED
                                                                                                     TO BE WELL
                                                                            MINIMUM REQUIRED     CAPITALIZED UNDER
                                                                              FOR CAPITAL        PROMPT CORRECTIVE
                                                           ACTUAL          ADEQUACY PURPOSES    ACTION REGULATIONS
                                                  --------------------     -----------------    ------------------
                                                  AMOUNT         RATIO     AMOUNT      RATIO    AMOUNT      RATIO
DECEMBER 31, 2002
Total capital (to risk weighted assets)           $14,238       19.12%    $ 5,957       8.0%    $7,447      10.0%
Tier 1 capital (to risk weighted assets)           13,306       17.87       2,979       4.0      4,468       6.0
Tier 1 capital (to average assets)                 13,306       10.65       4,997       4.0      6,246       5.0



Federal and State banking laws and regulations place certain restrictions on the amount of dividends and loans that a bank can pay its parent Company. Of the $14,238,000 in risk-based capital, $7,170,000 is available for dividends to the parent Company in 2002 (before considering 2003 net income and any changes in risk-based assets). The remaining $7,068,000 is restricted based on the minimum risk-based capital requirements and state bank regulations now in effect.


                                                                          ELEVEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

REPORT OF INDEPENDENT AUDITORS


                              [CROWE CHIZEK LOGO]





Board of Directors and Shareholders
Capital Directions, Inc.
Mason, Michigan

We have audited the accompanying consolidated balance sheets of Capital Directions, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Directions, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.





                                       Crowe, Chizek and Company LLP


                                       Crowe, Chizek and Company LLP



Grand Rapids, Michigan
January 29, 2003



TWELVE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



CAPITAL DIRECTIONS, INC. CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(In thousands, except share and per share data)
                                                                                      DECEMBER 31,       2002          2001
ASSETS
Cash and noninterest-bearing deposits ............................................................     $  3,287    $  2,642
Interest-bearing deposits in other financial institutions ........................................        1,917          38
Federal funds sold ...............................................................................        3,230       4,293
                                                                                                       --------    --------
          Total cash and cash equivalents ........................................................        8,434       6,973
Time deposits with other financial institutions ..................................................          981          --
Securities available for sale ....................................................................       12,644      12,200
Securities held to maturity (fair value: 2002 - $400) ............................................          400          --
Federal Home Loan Bank (FHLB) stock ..............................................................        2,381       1,967
Loans held for sale ..............................................................................          635          --
Gross loans ......................................................................................       97,099      92,832
Less allowance for loan losses ...................................................................       (1,044)     (1,048)
                                                                                                       --------    --------
          Net loans ..............................................................................       96,055      91,784
Premises and equipment, net ......................................................................        1,029       1,107
Accrued interest receivable ......................................................................          463         550
Bank owned life insurance ........................................................................        1,794       1,728
Other assets .....................................................................................        1,398         968
                                                                                                       --------    --------
          TOTAL ASSETS ...........................................................................     $126,214    $117,277
                                                                                                       ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits:   Noninterest-bearing ..................................................................     $ 10,767    $ 10,470
            Interest-bearing .....................................................................       63,940      60,463
                                                                                                       --------    --------
              Total deposits .....................................................................       74,707      70,933
Accrued interest payable .........................................................................          277         286
Other liabilities ................................................................................        1,479       1,170
FHLB borrowings ..................................................................................       35,401      31,125
                                                                                                       --------    --------
       Total liabilities .........................................................................      111,864     103,514
Shareholders' equity
Common stock: $5 par value, 1,300,000 shares authorized; 589,043 and 595,956 shares
              outstanding in 2002 and 2001 .......................................................        2,945       2,980
Additional paid-in capital .......................................................................        2,231       2,494
Retained earnings ................................................................................        9,002       8,015
Accumulated other comprehensive income, net of tax of $89 in 2002 and $141 in 2001 ...............          172         274
                                                                                                       --------    --------
       Total shareholders' equity ................................................................       14,350      13,763
                                                                                                       --------    --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................................................     $126,214    $117,277
                                                                                                       ========    ========


See accompanying notes to consolidated financial statements.

                                                                        THIRTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2002, 2001 AND 2000



(In thousands, except per share data)
                           FOR THE YEARS ENDED DECEMBER 31,       2002       2001       2000
INTEREST AND DIVIDEND INCOME
  Loans, including fees ...................................     $7,052     $6,837     $7,051

  Securities: Taxable .....................................        505        726        506
              Tax exempt ..................................        168        159        166
  FHLB stock ..............................................        125        146         94
  Federal funds sold and other ............................         47        181        141
                                                                ------     ------     ------
       TOTAL INTEREST AND DIVIDEND INCOME .................      7,897      8,049      7,958
INTEREST EXPENSE
  Deposits ................................................      1,453      2,032      2,506
  FHLB borrowings and other debt ..........................      1,919      1,683      1,292
                                                                ------     ------     ------
       TOTAL INTEREST EXPENSE .............................      3,372      3,715      3,798
                                                                ------     ------     ------
NET INTEREST INCOME .......................................      4,525      4,334      4,160
Provision for loan losses .................................         --         --          6
                                                                ------     ------     ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .......      4,525      4,334      4,154
NONINTEREST INCOME
  Service charges on deposits .............................        320        320        335
  Net gain on sales of loans ..............................        350         74         --
  Investment commission fees ..............................         49         54         93
  Other ...................................................        286        371        366
                                                                ------     ------     ------
       TOTAL NONINTEREST INCOME ...........................      1,005        819        794
NONINTEREST EXPENSE
  Salaries and employee benefits ..........................      1,576      1,473      1,467
  Occupancy and equipment .................................        345        326        308
  Other ...................................................        831        841        794
                                                                ------     ------     ------
       TOTAL NONINTEREST EXPENSE ..........................      2,752      2,640      2,569
                                                                ------     ------     ------
INCOME BEFORE INCOME TAX EXPENSE ..........................      2,778      2,513      2,379
Income tax expense ........................................        868        775        729
                                                                ------     ------     ------
NET INCOME ................................................     $1,910     $1,738     $1,650
                                                                ======     ======     ======
Basic earnings per common share ...........................     $ 3.23     $ 2.91     $ 2.76
                                                                ======     ======     ======
Diluted earnings per common share .........................     $ 3.20     $ 2.88     $ 2.74
                                                                ======     ======     ======

See accompanying notes to consolidated financial statements.


FOURTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2002, 2001 AND 2000


(In thousands)
                                                FOR THE YEARS ENDED DECEMBER 31,       2002           2001          2000
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ...................................................................     $  1,910      $  1,738      $  1,650
  Adjustments to reconcile net income to net cash from operating activities
    Depreciation ...............................................................          118           129           115
    Provision for loan losses ..................................................           --            --             6
    Net amortization (accretion) on securities .................................           16             5            (1)
    Loans originated for sale ..................................................      (15,463)       (3,815)           --
    Proceeds from sales of loans originated for sale ...........................       15,178         3,889            --
    Net gain on sales of loans .................................................         (350)          (74)           --
    Stock-based compensation expense ...........................................            1            --            --
    Changes in assets and liabilities:  Accrued interest receivable ............           87           113          (148)
                                        Accrued interest payable ...............           (9)          (71)           45
                                        Other assets ...........................         (444)         (157)          (34)
                                        Other liabilities ......................          299            83            64
                                                                                     --------      --------      --------
                                              NET CASH FROM OPERATING ACTIVITIES        1,343         1,840         1,697

CASH FLOWS FROM INVESTING ACTIVITIES
  Net change in time deposits with other financial institutions ................         (981)           --            --
  Securities available for sale:  Purchases ....................................       (4,908)       (1,028)       (8,202)
                                  Maturities, calls, and principal payments ....        4,294         4,714         2,428
  Securities held for sale:       Purchases.....................................         (400)           --            --
  Purchase of FHLB stock .......................................................         (414)           --          (992)
  Net change in loans ..........................................................       (4,271)       (7,188)        3,322
  Premises and equipment expenditures ..........................................          (40)         (289)         (294)
                                                                                     --------      --------      --------
                                              NET CASH FROM INVESTING ACTIVITIES       (6,720)       (3,791)       (3,738)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits .......................................................        3,774        (1,490)          393
  Net change in federal funds purchased ........................................           --            --        (1,700)
  Proceeds from FHLB borrowings ................................................       17,500         7,000        12,700
  Repayment of FHLB borrowings .................................................      (13,224)       (4,214)       (3,222)
  Proceeds from shares issued upon exercise of stock options ...................           18            12            21
  Repurchase of common stock ...................................................         (317)         (118)           --
  Cash dividends paid ..........................................................         (913)         (832)         (736)
                                                                                     --------      --------      --------
                                              NET CASH FROM FINANCING ACTIVITIES        6,838           358         7,456
                                                                                     --------      --------      --------

Net change in cash and cash equivalents ........................................        1,461        (1,593)        5,415
Cash and cash equivalents at beginning of year .................................        6,973         8,566         3,151
                                                                                     --------      --------      --------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR     $  8,434      $  6,973      $  8,566
                                                                                     ========      ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:  Interest .....................................     $  3,381      $  3,786      $  3,753
                                  Income taxes - federal .......................          805           802           730
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Transfer from loans to other real estate owned ...............................           --            --           133



See accompanying notes to consolidated financial statements.

                                                                         FIFTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



CAPITAL DIRECTIONS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)                                                        ACCUMULATED
                                                                                                          OTHER
                                         FOR THE YEARS ENDED                ADDITIONAL                COMPREHENSIVE      TOTAL
                                          DECEMBER 31, 2002,   COMMON        PAID-IN      RETAINED       INCOME,      SHAREHOLDERS'
                                               2001 AND 2000    STOCK        CAPITAL      EARNINGS      NET OF TAX       EQUITY


BALANCES, JANUARY 1, 2000 ..................................  $  2,983      $  2,576      $  6,236      $     33        $ 11,828
Net income for the year ....................................        --            --         1,650            --           1,650
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on securities
    available for sale, net of tax of $49 ..................        --            --            --            95              95
                                                                                                                        --------
    Comprehensive income ...................................                                                               1,745
Issuance of 1,434 shares of common stock upon exercise
  of stock options .........................................         7            14            --            --              21
Cash dividends ($1.27 per share) ...........................        --            --          (760)           --            (760)
                                                              --------      --------      --------      --------        --------
BALANCES, DECEMBER 31, 2000 ................................  $  2,990      $  2,590      $  7,126      $    128        $ 12,834
Net income for the year ....................................        --            --         1,738            --           1,738
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on securities
  available for sale, net of tax of $75 ....................        --            --            --           146             146
                                                                                                                        --------
    Comprehensive income ...................................                                                               1,884
Issuance of 900 shares of common stock upon exercise of
  stock options ............................................         5             7            --            --              12
Repurchase of 3,000 shares of common stock .................       (15)         (103)           --            --            (118)
Cash dividends ($1.42 per share) ...........................        --            --          (849)           --            (849)
                                                              --------      --------      --------      --------        --------
BALANCES, DECEMBER 31, 2001 ................................  $  2,980      $  2,494      $  8,015      $    274        $ 13,763
Net income for the year ....................................        --            --         1,910            --           1,910
Other comprehensive income (loss), net:
  Net change in net unrealized gain (loss) on securities
  available for sale, net of tax of ($52) ..................        --            --            --          (102)           (102)
                                                                                                                        --------
    Comprehensive income ...................................                                                               1,808
Issuance of 1,000 shares of common stock upon exercise of
  stock options ............................................         5            13            --            --              18
Stock-based compensation expense ...........................        --             1            --            --               1
Repurchase of 7,913 shares of common stock .................       (40)         (277)           --            --            (317)
Cash dividends ($1.56 per share) ...........................        --            --          (923)           --            (923)
                                                              --------      --------      --------      --------        --------
BALANCES, DECEMBER 31, 2002 ................................  $  2,945      $  2,231      $  9,002      $    172        $ 14,350
                                                              ========      ========      ========      ========        ========



See accompanying notes to consolidated financial statements.



SIXTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING: Capital Directions, Inc. (the "Company") is a holding company whose wholly owned subsidiary includes Mason State Bank (the "Bank"). Lakeside Insurance Agency is a wholly owned subsidiary of the Bank. Mason State Mortgage Co., LLC (the "Mortgage Company") was formed in July of 2002 and is 99% owned by Mason State Bank. The remaining 1% is owned by Capital Directions, Inc. The accounting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking and securities industry. The accrual basis of accounting is followed for all major items in the preparation of the consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

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

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.






                                                                       SEVENTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of the loss and amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on its regular review of nonperforming assets, as well as loans 90 days or more past due but not considered nonperforming, charge-offs and recoveries, growth and portfolio mix of loans, general economic conditions, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

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

OTHER REAL ESTATE: Real estate acquired in settlement of loans is reported at the lower of fair value less cost to sell or cost. Expenses, gains and losses on disposition, and changes in the valuation allowance are reported in other operating expense. There was no other real estate at December 31, 2002. There was one property with a carrying value of approximately $117,000 held as other real estate at December 31, 2001.

SERVICING ASSETS: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated regularly based on the fair value of the assets, using groupings of similar loan types and then, secondarily, as to prepayment characteristics. Actual prepayment and adjustment of amortization speed is evaluated on a quarterly basis. Servicing assets had a carrying value of $310,000 and $71,000 at year-end 2002 and 2001.

BANK OWNED LIFE INSURANCE: The Company has purchased life insurance policies on certain directors. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized, which was $1,794,000 and $1,728,000 at year-end 2002 and 2001.



EIGHTEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


STOCK COMPENSATION: The Company's only stock-based compensation plan is a stock option plan, which is described more fully in Note 9. Prior to 2002, the Company accounted for this plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. No stock-based compensation cost is reflected in 2001 or 2000 net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2002. Awards under the Company's plan vest over a five-year period. Therefore, the cost related to stock-based compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

(In thousands, except
per share data)                           2002           2001            2000

Net income as reported ...........      $ 1,910        $ 1,738        $ 1,650
Add: stock-based compensation
  expense included in reported
  net income .....................            1             --             --
Deduct: stock-based compensation
  expense determined under
  fair value based method ........          (12)           (11)           (13)
                                        -------        -------        -------
PRO FORMA NET INCOME .............      $ 1,899        $ 1,727        $ 1,637
                                        =======        =======        =======
Basic earnings per share
  as reported ....................      $  3.23        $  2.91        $  2.76
Pro forma basic earnings
  per share ......................         3.21           2.89           2.74
Diluted earnings per share
  as reported ....................      $  3.20        $  2.88        $  2.74
Pro forma diluted earnings
  per share ......................         3.19           2.86           2.71

Stock-based compensation expense was computed using option pricing models, using the following weighted average assumptions as of the grant date:

                                         2002        2001        2000
Risk-free interest rate                  4.27%      4.95%        6.57%
Expected option life                    5 years    5 years      5 years
Expected stock price volatility          3.65%      3.90%        4.64%
Expected dividend yield                  4.15%      3.44%        3.16%

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

RESTRICTIONS ON CASH: Cash on hand or on deposit with the Federal Reserve Bank of $592,000 and $401,000 was required to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

RECLASSIFICATIONS: Some items in the prior year financial statements were reclassified to conform to the current presentation.

                                               NINETEEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

(In thousands)                                                 GROSS          GROSS
                                                FAIR         UNREALIZED     UNREALIZED
                                                VALUE          GAINS          LOSSES
2002
Obligations of U.S. Government
treasuries and agencies ................       $ 5,535        $   105        $    --
Obligations of states and
political subdivisions .................         5,581            133             (1)
Corporate securities ...................         1,528             24             --
                                               -------        -------        -------
  TOTALS ...............................       $12,644        $   262        $    (1)
                                               =======        =======        =======
2001
Obligations of U.S. Government
treasuries and agencies ................       $ 5,903        $   202        $    --
Obligations of states and
political subdivisions .................         3,182             99             --
Corporate securities ...................         3,115            114             --
                                               -------        -------        -------
  TOTALS ...............................       $12,200        $   415        $    --
                                               =======        =======        =======

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

(In thousands)                  GROSS         GROSS
                   CARRYING  UNRECOGNIZED  UNRECOGNIZED   FAIR
                   AMOUNT       GAINS         LOSSES      VALUE

2002
Corporate
securities         $    400     $     --   $     --      $ 400

There were no securities held to maturity at year-end 2001.

The fair value of debt securities and carrying amount, if different, at year-end 2002 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

(In thousands)                                        AVAILABLE
                                HELD-TO-MATURITY       FOR SALE
                             ----------------------   ---------
                             CARRYING      FAIR          FAIR
                              AMOUNT       VALUE         VALUE

Due in one year or less      $     --     $   --       $ 4,831
Due from one to five years         --         --         5,787
Due from five to ten years         --         --         1,419
Due after ten years               400        400           206
Mortgage-backed                    --         --           401
                             --------     ------       -------
   TOTALS                    $    400     $  400       $12,644
                             ========     ======       =======

Securities pledged at year-end 2002 and 2001 had a carrying amount of $3,472,000 and $3,145,000, and were pledged to secure public deposits and repurchase agreements.

At year-end 2002 and 2001, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.


TWENTY

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



NOTE 3 - LOANS

Year-end loans were as follows:

(In thousands) ....................          2002           2001
Commercial and agricultural .......       $ 5,990        $ 5,188
Real estate mortgage ..............        89,383         85,378
Installment .......................         1,726          2,266
                                          -------        -------
    TOTALS ........................       $97,099        $92,832
                                          =======        =======

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, were loan customers of the Company. A summary of activity related to these loans follows:

(In thousands) .........................           2002            2001
Balance, January 1 .....................        $ 2,048         $ 2,200
New loans ..............................            754             546
Repayments .............................         (1,276)           (698)
                                                -------         -------
BALANCE, DECEMBER 31 ...................        $ 1,526         $ 2,048
                                                =======         =======

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

(In thousands) .......................           2002            2001            2000
Balance, beginning of period .........        $ 1,048         $ 1,053         $ 1,055
Loans charged-off ....................            (14)            (36)            (27)
Recoveries ...........................             10              31              19
Provision for loan losses ............             --              --               6
                                              -------         -------         -------
BALANCE, END OF PERIOD ...............        $ 1,044         $ 1,048         $ 1,053
                                              =======         =======         =======

During 2002, 2001 and 2000, the Company had no loans which were considered impaired.

Nonperforming loans were as follows:

(In thousands) ...............................        2002        2001
Loans past due over 90 days still on accrual..        $  5        $255
Nonaccrual loans .............................          59          20
Renegotiated loans ...........................          24          28

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(In thousands) .................................           2002            2001
Land ...........................................        $    86         $    86
Buildings and improvements .....................          1,465           1,471
Furniture and equipment ........................          2,567           2,623
                                                        -------         -------
   Total cost ..................................          4,118           4,180
Less accumulated depreciation ..................         (3,089)         (3,073)
                                                        -------         -------
PREMISES AND EQUIPMENT, NET ....................        $ 1,029         $ 1,107
                                                        =======         =======


                                                                      TWENTY-ONE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTE 6 - INTEREST-BEARING DEPOSITS

Year-end interest-bearing deposits were as follows:

(In thousands)                                             2002      2001
Interest-bearing demand ..............................   $11,391   $10,177
Savings...............................................    25,374    20,003
Time: In denominations less than $100,000.............    20,482    18,505
      In denominations of $100,000 or more ...........     6,693    11,778
                                                         -------   -------
TOTAL INTEREST-BEARING DEPOSITS.......................   $63,940   $60,463
                                                         =======   =======

At year-end 2002, stated maturities of time deposits were as follows:

(In thousands)
2003............   $13,981
2004............     5,527
2005............     2,178
2006............     1,519
2007............     3,970
Thereafter......        --
                   -------
TOTAL ..........   $27,175
                   =======

Related party deposits totaled approximately $1,072,000 and $1,049,000 at year-end 2002 and 2001.


NOTE 7 - FHLB BORROWINGS

At year-end 2002, the Company had $35,401,000 in advances from the Federal Home Loan Bank with maturities ranging from January 2003 to April 2012 and rates, which were primarily fixed, ranging from 3.83% to 7.61% and averaging 5.44%. At year-end 2001, the Company had $31,125,000 in advances from the Federal Home Loan Bank with maturities ranging from January 2003 to December 2010 and rates, which were primarily fixed, ranging from 4.98% to 7.61% and averaging 5.63%.

At year-end 2002, $11,000,000 of the Company's outstanding advances were putable, for which the FHLB has the option to convert the advance to an adjustable rate beginning one, two or three years after the purchase date, depending on the advance, and quarterly thereafter.

Each advance has a prepayment penalty which is determined based upon the lost cash flow to the FHLB. In addition to FHLB stock, the advances were collateralized by approximately $72,643,000 and $63,741,000 of first mortgage and small business association loans under a blanket lien arrangement at year-end 2002 and 2001.

At year-end 2002, scheduled principal reductions on these advances were:


(In thousands)
2003............   $ 9,254
2004............     1,025
2005............     3,228
2006............     8,030
2007............     3,032
Thereafter......    10,832
                   -------
TOTAL ..........   $35,401
                   =======


TWENTY-TWO

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

NOTE 8 - BENEFIT PLANS

A retirement and savings plan has been established for all full-time employees. Annual matching contributions are made based on a percentage of participants' compensation plus a discretionary amount determined by the Board of Directors. The expense for the plan was approximately $51,000 in 2002, $44,000 in 2001 and $42,000 in 2000.

An incentive compensation plan is also maintained for certain employees and is based upon key performance factors. The expense for the plan was approximately $87,000 in 2002, $71,000 in 2001 and $67,000 in 2000.

A stock option plan was approved in 1994 to provide officers and other key employees an opportunity to acquire a proprietary interest in the Company with an incentive to their continued employment and efforts to promote the Company's success. Under the plan, up to 40,000 unauthorized and newly issued shares of common stock may be issued upon exercise of stock options granted under the plan. The plan provides for stock options to be granted at prices that approximate the fair value of the stock at the respective dates of grant. The vesting of stock options does not start until two years from the date of grant. After two years, the options will vest evenly over a three-year period. The plan terminates on May 20, 2003. All shares and per share amounts have been restated for stock splits.

A summary of activity in the plan is as follows:

                                                  WEIGHTED   WEIGHTED
                                                  AVERAGE    AVERAGE
                            AVAILABLE   OPTIONS   EXERCISE  GRANT DATE
                            FOR GRANT OUTSTANDING   PRICE   FAIR VALUE
Balance
  January 1, 2000 ........    20,462     17,772    $25.85
Granted ..................    (5,000)     5,000     40.90     $ 5.56
Exercised ................        --     (1,434)    14.34
Forfeited ................     1,131     (1,131)    29.44
                              ------     ------
Balance
  December 31, 2000 ......    16,593     20,207     30.19
Granted ..................    (4,000)     4,000     40.00       2.75
Exercised ................        --       (900)    12.75
Forfeited ................     1,300     (1,300)    39.65
                              ------     ------
Balance
  December 31, 2001.......    13,893     22,007     32.12
Granted ..................    (4,000)     4,000     38.00       1.10
Exercised ................        --     (1,000)    18.00
Forfeited ................        --         --        --
                              ------     ------
BALANCE
  DECEMBER 31, 2002 ......     9,893     25,007    $33.63
                              ======     ======    ======

Options outstanding at year-end 2002 were as follows:

                                         OUTSTANDING                 EXERCISABLE
                                 ------------------------------   ------------------
                                           WEIGHTED
                                           AVERAGE     WEIGHTED             WEIGHTED
                                           REMAINING   AVERAGE              AVERAGE
                                          CONTRACTUAL  EXERCISE             EXERCISE
                                 NUMBER      LIFE       PRICE      NUMBER    PRICE
RANGE OF EXERCISE PRICES
$12.75 - $21.875.............     5,467      3.62       $19.76     5,467     $19.76
$32.00 - $35.75..............     7,240      5.65        33.82     5,996      33.47
$38.00 - $41.50..............    12,300      7.73        39.68     1,565      40.86
                                 ------                           ------
Outstanding at year end......    25,007      6.42       $33.63    13,028     $28.61


A deferred compensation plan has been adopted to provide retirement benefits to the directors, at their option, in lieu of annual directors' fees. The present value of future benefits are accrued annually over the period of active service of each participant. The expense for the plan was $91,000 in 2002, $96,000 in 2001 and $93,000 in 2000.

                                                                    TWENTY-THREE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTE 9 - INCOME TAX

Income tax expense consists of:

(In thousands)                              2002        2001        2000
Taxes currently payable ...............    $ 818       $ 746       $ 742
Deferred expense (benefit).............       50          29         (13)
                                           -----       -----       -----
TOTAL..................................    $ 868       $ 775       $ 729
                                           =====       =====       =====

Year-end deferred tax assets and liabilities consist of:

(In thousands)                        2002     2001     2000
Deferred tax assets
   Allowance for loan losses ....... $ 240    $ 240    $ 240
   Deferred compensation ...........   349      333      326
   Other ...........................     8        3        1
                                     -----    -----    -----
                                       597      576      567
Deferred tax liabilities
   Fixed assets ....................   (59)     (54)     (48)
   Net unrealized gain on
     securities available for sale..   (89)    (141)     (66)
   Mortgage servicing rights .......  (105)     (24)      --
   Other ...........................    (7)     (22)     (14)
                                     -----    -----    -----
                                      (260)    (241)    (128)
                                     -----    -----    -----
TOTAL .............................. $ 337    $ 335    $ 439
                                     =====    =====    =====

An allowance against deferred tax assets has not been recorded for 2002, 2001 or 2000.

The difference between the financial statement income tax expense and the amounts computed by applying the federal income tax rate to pretax income is reconciled as follows:


(In thousands)                         2002      2001      2000
Statutory rate ....................      34%       34%       34%
Income tax computed at
  statutory rate ..................   $ 944     $ 854     $ 809
Tax effect of: Nontaxable income ..     (53)      (56)      (56)
               Other ..............     (23)      (23)      (24)
                                      -----     -----     -----
TOTAL .............................   $ 868     $ 775     $ 729
                                      =====     =====     =====

NOTE 10 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended is presented below:


(In thousands, except per share data)     2002     2001     2000
Basic earnings per common share:
   Net income available to common
   shareholders ......................   $1,910   $1,738   $1,650
                                         ======   ======   ======
   Weighted average common
   shares outstanding ................      592      598      598
                                         ======   ======   ======
   BASIC EARNINGS PER
   COMMON SHARE ......................   $ 3.23   $ 2.91   $ 2.76
                                         ======   ======   ======
Diluted earnings per common share:
   Net income available to common
   shareholders ......................   $1,910   $1,738   $1,650
                                         ======   ======   ======
   Weighted average common
   shares outstanding for basic
   earnings per common share .........      592      598      598
   Add: dilutive effect of assumed
   exercise of stock options .........        4        5        5
                                         ------   ------   ------
   Weighted average common
   shares outstanding for diluted
   earnings per common share .........      596      603      603
                                         ======   ======   ======
   DILUTED EARNINGS PER
   COMMON SHARE ......................   $ 3.20   $ 2.88   $ 2.74
                                         ======   ======   ======


Stock options for 3,700, 8,000 and 4,000 shares of common stock were not considered in computing diluted earnings per common share in 2002, 2001 and 2000 because they were not dilutive.


TWENTY-FOUR

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



NOTE 11 - COMMITMENTS AND CONTINGENCIES

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

The contract amounts of these financial instruments are as follows at year-end:

(In thousands)                   2002     2001
Unused lines of credit ......   $7,093   $6,505
Commitments to make loans ...      757    1,542
Standby letters of credit ...       65       10

Commitments are generally made at variable rates, primarily tied to the Wall Street Journal prime rate, with maximum commitment periods generally around 365 days. Since many of the commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon the exercise of the commitments is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits and other items. In management's opinion, these commitments represent normal banking transactions and no material losses are expected to result.


NOTE 12 - REGULATORY MATTERS

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

                                    CAPITAL TO          TIER 1
                               RISK-WEIGHTED ASSETS  CAPITAL TO
                               --------------------   AVERAGE
                                 TOTAL     TIER 1      ASSETS
Well capitalized ...............   10%       6%          5%
Adequately capitalized .........    8        4           4
Undercapitalized ...............    6        3           3

At year-end, the Bank's actual capital levels and minimum required levels were:

(Dollars in thousands)                                                                 MINIMUM REQUIRED TO
                                                                    MINIMUM REQUIRED   BE WELL CAPITALIZED
                                                                       FOR CAPITAL    UNDER PROMPT CORRECTIVE
                                                     ACTUAL         ADEQUACY PURPOSES   ACTION REGULATIONS
                                                -------------------------------------------------------------
                                                AMOUNT    RATIO     AMOUNT     RATIO    AMOUNT      RATIO
2002
Total Capital (to risk weighted assets) ....   $14,238     19.1%   $ 5,957   $   8.0%   $ 7,447     10.0%
Tier 1 capital (to risk weighted assets) ...    13,306     17.9      2,979       4.0      4,468      6.0
Tier 1 capital (to average assets) .........    13,306     10.7      4,997       4.0      6,246      5.0
2001
Total Capital (to risk weighted assets) ....   $14,358     19.6%   $ 5,877       8.0%   $ 7,346     10.0%
Tier 1 capital (to risk weighted assets) ...    13,438     18.3      2,938       4.0      4,407      6.0
Tier 1 capital (to average assets) .........    13,438     11.6      4,627       4.0      5,783      5.0

The Bank was considered well capitalized at year-end 2002 and 2001.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations, as of year-end 2002, the Bank could pay approximately $7,170,000 in dividends to the parent company without prior regulatory approval.


                                                                     TWENTY-FIVE

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The estimated year-end fair values of financial instruments were as follows:

(In thousands)                       2002                     2001
                           ----------------------    ----------------------
                            CARRYING   ESTIMATED      CARRYING   ESTIMATED
                             VALUE     FAIR VALUE      VALUE     FAIR VALUE
FINANCIAL ASSETS
Cash and cash
   equivalents .........   $   8,434    $   8,434    $   6,973    $   6,973
Time deposits with
   other financial
   institutions ........         981          981           --           --
Securities available
   for sale ............      12,644       12,644       12,200       12,200
Securities held to
   maturity ............         400          400           --           --
FHLB stock .............       2,381        2,381        1,967        1,967
Loans held for sale ....         635          635           --           --
Loans, net of
   allowance for
   loan losses .........      96,055      101,532       91,784       92,155
Accrued interest
   receivable ..........         463          463          550          550
FINANCIAL
LIABILITIES
Deposits ...............     (74,707)     (75,392)     (70,933)     (71,607)
FHLB
   borrowings ..........     (35,401)     (38,113)     (31,125)     (31,298)
Accrued interest
   payable .............        (277)        (277)        (286)        (286)


While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at year-end 2002 or 2001, the estimated fair values would necessarily have been achieved at that date, since the market values may differ depending on various circumstances. Also, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values at year-end 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

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

TWENTY-SIX

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTE 14 - CAPITAL DIRECTIONS, INC. (PARENT COMPANY
ONLY) - CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

(In thousands)        DECEMBER 31,                2002       2001
ASSETS
Cash, due from banks, and other
cash equivalents .............................   $    33   $    25
Investment in Mason State Bank ...............    13,509    13,719
Investment in Mason State Mortgage Co., LLC ..       796        --
Other assets .................................       242       239
                                                 -------   -------
   TOTAL ASSETS ..............................   $14,580   $13,983
                                                 =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable ............................   $   230   $   220
Shareholders' equity .........................    14,350    13,763
                                                 -------   -------
   TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY ......................   $14,580   $13,983
                                                 =======   =======


CONDENSED STATEMENTS OF INCOME (YEARS ENDED DECEMBER 31,)

(In thousands)                           2002      2001    2000
OPERATING INCOME
Dividends from Mason State Bank .....   $1,723   $  848   $  760

OPERATING EXPENSES
Wages and benefits ..................       25       19        6
Other expenses and income tax
benefit .............................       21       14       14
                                        ------   ------   ------
                                            46       33       20
                                        ------   ------   ------
INCOME BEFORE EQUITY IN
UNDISTRIBUTED NET INCOME OF
SUBSIDIARIES ........................    1,677      815      740
Equity in undistributed net income
of Mason State Bank .................      208      923      910
Equity in undistributed income
of Mason State Mortgage
Company, LLC ........................       25       --       --
                                        ------   ------   ------
                                           233      923      910
                                        ------   ------   ------
NET INCOME ..........................   $1,910   $1,738   $1,650
                                        ======   ======   ======

Other comprehensive income and comprehensive income for the Parent Company are equal to the amounts reported for the Consolidated Company for 2002, 2001 and 2000 as disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

CONDENSED STATEMENTS OF CASH FLOWS (YEARS ENDED DECEMBER 31,)

(In thousands)                             2002       2001      2000
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income ...........................   $ 1,910    $ 1,738    $ 1,650
Adjustments to reconcile
net income to net cash
from operating activities
   Equity in undistributed net
   income of subsidiaries ............      (233)      (923)      (910)
   Change in other assets ............        (3)       (27)       (20)
                                         -------    -------    -------
Net cash from operating activities ...     1,674        788        720
CASH FLOWS FROM INVESTING
ACTIVITIES
Investment in Mason State
Mortgage Co., LLC ....................      (771)        --         --
Return of capital from Mason
State Bank ...........................       317        117         --
                                         -------    -------    -------
Net cash from investing activities ...      (454)       117         --
CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from shares issued
upon exercise of stock options .......        18         12         21
Repurchase of common stock ...........      (317)      (118)        --
Dividends paid .......................      (913)      (832)      (736)
                                         -------    -------    -------
Net cash from financing activities ...    (1,212)      (938)      (715)
                                         -------    -------    -------
Net change in cash and cash
equivalents ..........................         8        (33)         5
Cash and cash equivalents at
beginning of year ....................        25         58         53
                                         -------    -------    -------
CASH AND CASH EQUIVALENTS AT
END OF YEAR ..........................   $    33    $    25    $    58
                                         =======    =======    =======

                                                                    TWENTY-SEVEN

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.


NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)                                EARNINGS PER SHARE
                                                     NET             ------------------
                                       INTEREST   INTEREST   NET                 FULLY
                                        INCOME     INCOME   INCOME    BASIC     DILUTED
2002
First quarter ..................        $2,007     $1,173   $  451   $ 0.76      $0.75
Second quarter .................         1,959      1,112      443     0.75       0.74
Third quarter ..................         1,976      1,122      497     0.84       0.84
Fourth quarter .................         1,955      1,118      519     0.88       0.87
2001
First quarter ..................        $2,054     $1,060   $  406   $ 0.68      $0.67
Second quarter .................         2,019      1,078      443     0.74       0.74
Third quarter ..................         1,993      1,070      437     0.73       0.73
Fourth quarter .................         1,983      1,126      452     0.76       0.74


                                      CDI


TWENTY-EIGHT

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.



                                       THE
                         ANNUAL MEETING OF SHAREHOLDERS
                                WILL BE HELD AT
                                     6:30 PM
                           ON THURSDAY, APRIL 24, 2003
                                     AT THE
                                MASON STATE BANK
                                  MAIN OFFICE
                           322 SOUTH JEFFERSON STREET
                                MASON, MICHIGAN
                                      WITH
                               HORS D'OEUVRES AT
                                    6:00 PM

                        PLEASE R.S.V.P. BY APRIL 10, 2003


                                      CDI

                                TWO THOUSAND TWO
                                  ANNUAL REPORT
                            CAPITAL DIRECTIONS, INC.

                                      CDI